As filed with the Securities and Exchange Commission on November 2, 2021
Registration No. 333-260506
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Finward Bancorp
(Exact name of registrant as specified in its charter)
Indiana	6035	35-1927981
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
9204 Columbia Avenue, Munster, Indiana 46321, (219) 836-4400
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Leane E. Cerven
Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David P. Hooper, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313	Mark B. Ryerson, Esq. Howard & Howard Attorneys PLLC 200 S. Michigan Avenue, Suite 1100 Chicago, Illinois 60604 (312) 456-3406
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the merger of Royal Financial, Inc. with and into the Registrant pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) described in the proxy statement/prospectus included in Part I of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, without par value	803,120	N/A	$32,842,150	$3,045
(1)
Represents the maximum number of shares of common stock of Finward Bancorp (OTC Pink: FNWD) (the “Registrant”), that is expected to be issued in connection with the merger of Royal Financial, Inc. into the Registrant. This number is based upon the product of: (i) the number of issued and outstanding shares of Royal Financial, Inc. common stock, plus shares underlying options to purchase shares of Royal Financial, Inc. common stock under various plans, as of October 22, 2021; (ii) the exchange ratio of 0.4609, pursuant to the Merger Agreement; and (iii) 65%, which is the portion of the merger consideration consisting of the Registrant’s common stock issuable in the merger. Under the Merger Agreement, in certain circumstances the Registrant may increase the exchange ratio pursuant to a formula in the Merger Agreement, and thus issue additional stock consideration to accommodate this increase, in order to prevent a termination of the Merger Agreement. In the event the Registrant increases the exchange ratio as described, the Registrant will file a registration statement pursuant to Rule 413 to cover the issuance of the additional shares of common stock.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and (f), based on $19.30 per share, the average of the high and low prices of a share of Royal Financial, Inc. common stock on October 22, 2021, multiplied by 2,680,773 shares of Royal Financial, Inc. common stock that may be received by the Registrant and/or cancelled upon consummation of the merger (which is the sum of 2,567,573 issued and outstanding shares of Royal Financial, Inc. common stock, and 113,200 shares underlying options to purchase shares of Royal Financial, Inc. common stock), less $18,896,769, which is the estimated aggregate amount of cash expected to be paid by the Registrant in exchange for shares of Royal Financial, Inc. common stock (which assumes all options to purchase shares of Royal Financial, Inc. common stock are exercised prior to closing).

(3)	Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2021

PROXY STATEMENT AND PROSPECTUS OF FINWARD BANCORP	PROXY STATEMENT OF ROYAL FINANCIAL, INC.
MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT
The boards of directors of Royal Financial, Inc. (“Royal Financial”) and Finward Bancorp (“Finward”) have approved an Agreement and Plan of Merger (which is referred to herein as the “Merger Agreement”) that provides for Royal Financial to merge with and into Finward. Simultaneously with the merger, Royal Savings Bank, an Illinois state chartered savings bank and wholly-owned subsidiary of Royal Financial (“Royal Bank”), will merge with and into Peoples Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Finward (“Peoples Bank”), with Peoples Bank as the surviving bank. If the merger contemplated by the Merger Agreement is completed, each outstanding share of Royal Financial common stock (other than shares then held of record by Finward, shares held as treasury shares of Royal Financial, and dissenting shares) owned by stockholders owning of record and/or beneficially at least 101 shares of Royal Financial common stock shall be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares of Finward common stock (subject to certain adjustments as described in the Merger Agreement), or (ii) $20.14 in cash, subject to limitations and prorations such that 65% of the outstanding shares of Royal Financial common stock will be converted into the stock consideration and 35% of the outstanding Royal Financial shares will be converted into the cash consideration. A Royal Financial stockholder may elect to receive the stock consideration for some of his or her shares and the cash consideration for some of his or her shares, subject to these limitations and prorations. Stockholders of Royal Financial who own of record and/or beneficially fewer than 101 shares of Royal Financial common stock will be entitled to receive fixed consideration of $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration. Each Royal Financial stockholder also will receive cash in lieu of any fractional shares of Finward common stock that such stockholder would otherwise receive in the merger, with the amount of cash based on the market value of one share of Finward common stock determined shortly before the closing of the merger.
Finward’s common stock is not listed on any national securities exchange, but rather is quoted on the OTC Pink Marketplace, which is maintained by OTC Markets Group, Inc., under the symbol “FNWD.” However, Finward’s common stock has been approved for listing on The Nasdaq Capital Market (“Nasdaq”) under the symbol “FNWD.” Finward anticipates that its common stock will begin trading on the Nasdaq on November 3, 2021. On July 28, 2021, the last day prior to the public announcement of the merger, the closing price of a share of Finward common stock was $44.00, which, after giving effect to the 0.4609 exchange ratio, results in an implied value of approximately $20.28 per share of Royal Financial common stock as of such date. Based on this price with respect to the stock consideration and the cash consideration of $20.14 per share, upon completion of the merger, a Royal Financial stockholder who receives stock for 65% of his or her shares of common stock and receives cash for 35% of his or her shares would receive total merger consideration with an implied value of approximately $20.23 per Royal Financial share. On October 29, 2021, the latest practicable date before the date of this document, the closing price of a share of Finward common stock was $42.75, which, after giving effect to the 0.4609 exchange ratio, results in an implied value of approximately $19.70 per share of Royal Financial common stock as of such date. If the price of a share of Finward common stock is $42.75 at closing of the merger, a Royal Financial stockholder who receives stock for 65% of his or her shares of common stock and receives cash for 35% of his or her shares would receive total merger consideration with an implied value of approximately $19.86 per Royal Financial share.
Royal Financial’s common stock is not listed on any national securities exchange, but rather is quoted on the OTCQX Market under the symbol “RYFL.” On July 28, 2021, the closing price of a share of Royal Financial common stock was $19.26. On October 29, 2021, the closing price of a share of Royal Financial common stock was $19.50. The market prices of both Finward and Royal Financial common stock will fluctuate before the completion of the merger; therefore, you are urged to obtain current market quotations for Finward and Royal Financial common stock before you vote and before you make an election to receive the merger consideration. Based on the 2,567,573 shares of Royal Financial common stock expected to be outstanding as of the closing of the merger (which assumes no stock options are exercised prior to closing), Finward will issue a maximum aggregate amount of 769,207 shares of common stock for the stock consideration and pay an aggregate of $18,098,823 in cash for the cash consideration. Assuming all of Royal Financial stock options are exercised prior to closing, Finward will issue a maximum aggregate amount of 803,120 shares of common stock for the stock consideration and pay an aggregate of $18,896,769 in cash for the cash consideration. Subject to the adjustments described in the Merger Agreement and based on Finward’s closing stock price of $42.75 on October 29, 2021, the value of the aggregate consideration that Royal Financial’s stockholders will receive in the merger is approximately $51.9 million, which includes the amounts paid upon the cash-out of Royal Financial stock options and restricted stock. The boards of directors of both Royal Financial and Finward believe that the merger is in the best interests of each of their respective companies and stockholders.
Royal Financial has the right to terminate the Merger Agreement during the five-business day period following the 15th business day prior to the scheduled closing date of the merger if the volume weighted average of the daily closing sales prices of a share of Finward common stock during the immediately preceding 15 consecutive trading days is less than $34.42, and Finward’s share price declines by an amount that is at least 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index during the same period. However, if Royal Financial elects to exercise its termination right, Finward has the right to prevent Royal Financial’s termination under those circumstances by agreeing to increase the stock consideration pursuant to a formula set forth in the Merger Agreement.
Your vote is very important. We cannot complete the merger unless the stockholders of Finward approve the Merger Agreement and the transactions contemplated thereby, including the issuance of Finward’s shares in the merger, and the stockholders of Royal Financial approve the Merger Agreement and the merger. This document is a proxy statement that Royal Financial is using to solicit proxies for use at its annual meeting of stockholders to be held on December 13, 2021 for the following purposes: (i) to vote on the Merger Agreement and the merger; (ii) to elect two directors to serve three-year terms expiring at the earlier of Royal Financial’s 2024 annual meeting of stockholders or the consummation of the merger with Finward; (iii) to ratify the appointment of Crowe LLP as Royal Financial’s independent auditors for the fiscal year ending June 30, 2022; (iv) to adjourn the annual meeting, if necessary, to solicit proxies if there are not sufficient votes, in person or by proxy, to approve any of the foregoing items; and (v) to transact such other business as may properly come before the meeting or any adjournment of the meeting. This document also serves as a proxy statement that Finward is using to solicit proxies for use at its special meeting of stockholders to be held on December 13, 2021 to vote on the Merger Agreement and the issuance of up to 803,120 shares of Finward common stock to be issued in connection with the merger. This document also serves as a prospectus relating to Finward’s issuance of its common stock in connection with the merger. This joint proxy statement/prospectus describes the Royal Financial annual meeting, the Finward special meeting, the merger proposal, and other related matters.
Finward’s board of directors unanimously recommends that Finward’s stockholders vote “FOR” approval of the Merger Agreement and “FOR” approval of the issuance of Finward shares in the merger. Royal Financial’s board of directors unanimously recommends that Royal Financial’s stockholders vote “FOR” approval of the Merger Agreement and the merger, as well as “FOR” the election of the director nominees named in this document, the ratification of the appointment of Royal Financial’s independent auditors, and the other matters, if any, to be considered at the Royal Financial annual meeting.
This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 19 for a discussion of certain risks relating to the merger. You also can obtain information about Finward from documents it files with the Securities and Exchange Commission.
Finward and Royal Financial are excited about the opportunities afforded by the merger. Thank you for your consideration and continued support.

Benjamin J. Bochnowski	Leonard S. Szwajkowski
President and Chief Executive Officer	President and Chief Executive Officer
Finward Bancorp	Royal Financial, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.
This joint proxy statement/prospectus is dated [•], 2021, and it is first being mailed to Finward’s and Royal Financial’s stockholders on or about [•], 2021.

AVAILABLE INFORMATION
As permitted by Securities and Exchange Commission rules, this document incorporates certain important business and financial information about Finward from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
Attn: Shareholder Services
(219) 836-4400
In order to ensure timely delivery of these documents, you should make your request no later than five business days before the special meeting date, or by December 6, 2021.
You also can obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”
In addition, if you are a Royal Financial stockholder and have questions about the merger or the Royal Financial annual meeting, need additional copies of this joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the following:
Royal Financial, Inc.
9226 Commercial Avenue
Chicago, Illinois 60617
Attn: Leonard S. Szwajkowski,
President and CEO
(773) 768-4800
In order to ensure timely delivery of these documents, you should make your request no later than five business days before the annual meeting date, or by December 6, 2021.
Royal Financial does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.
All information in this joint proxy statement/prospectus concerning Finward and its subsidiaries has been furnished by Finward, and all information in this joint proxy statement/prospectus concerning Royal Financial and its subsidiaries has been furnished by Royal Financial. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to Finward’s and Royal Financial’s respective stockholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.
This joint proxy statement/prospectus is dated [•], 2021. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Finward shares as contemplated by the Merger Agreement shall create any implication to the contrary.

9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-4400
Notice of Special Meeting of Stockholders
To Be Held on December 13, 2021
To the Stockholders of Finward Bancorp:
We cordially invite you to attend the Special Meeting of Stockholders of Finward Bancorp, an Indiana corporation (“Finward”), to be held on Monday, December 13, 2021, at 11:00 a.m., Central Standard Time. The special meeting will be held completely as a virtual meeting of stockholders instead of an in-person meeting. You may attend the meeting online, submit questions, and vote your shares electronically during the meeting via the internet at www.virtualshareholdermeeting.com/FNWD2021SM. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on the accompanying proxy card. We recommend that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts.
At the special meeting, you will be asked to vote on the following matters:
1.
Merger Agreement Proposal. To approve the Agreement and Plan of Merger dated July 28, 2021 (which we refer to as the “Merger Agreement”) by and between Finward and Royal Financial, Inc. (“Royal Financial”), pursuant to which Royal Financial will merge with and into Finward. Simultaneously with the merger, Royal Savings Bank, the wholly-owned Illinois state chartered savings bank subsidiary of Royal Financial, will merge with and into Peoples Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Finward.

2.	Shares Issuance Proposal. To approve the issuance of up to 803,120 shares of Finward common stock to be issued in connection with the merger of Royal Financial and Finward under the Merger Agreement.
3.
Adjournment. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger Agreement or shares issuance proposals.

4.	Other Matters. To vote upon such other matters as may properly come before the meeting or any adjournment thereof. The board of directors is not aware of any such other matters.
Only holders of record of Finward’s common stock, without par value, as of the close of business on October 22, 2021 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.
YOUR VOTE IS VERY IMPORTANT. The proposals regarding the Merger Agreement and the issuance of Finward common stock in the merger each must be adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of Finward common stock in order for the proposed merger to be consummated. IF YOU DO NOT RETURN YOUR PROXY CARD, DO NOT VOTE ONLINE AT THE SPECIAL MEETING, OR DO NOT VOTE BY ANY OF THE OTHER VOTING METHODS AVAILABLE TO YOU IN CONNECTION WITH THE SPECIAL MEETING, THE EFFECT WILL BE A VOTE AGAINST THE MERGER AGREEMENT AND SHARES ISSUANCE PROPOSALS.
Please read the accompanying joint proxy statement/prospectus carefully so that you will have information about the business to come before the special meeting or any adjournment thereof. A proxy card also accompanies this notice. Whether or not you plan to attend the special meeting, please mark, sign, date, and return the enclosed proxy card in the enclosed postage-paid envelope, or use one of the voting methods described in the accompanying joint proxy statement/prospectus, so that your shares may be voted in accordance with your wishes.
As required by Indiana Code Section 23-1-44-10, Finward is notifying all of its stockholders entitled to vote on the Merger Agreement proposal that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Indiana Business Corporation Law. A copy of the dissenters’ rights chapter is included with the accompanying joint proxy statement/prospectus as Appendix E. See also “Dissenters’ Rights of Finward Stockholders” beginning on page 103 in the accompanying joint proxy statement/prospectus.
You may revoke your proxy at any time before the special meeting by following the directions on the proxy card or by virtually attending the special meeting and voting online. However, if you hold your shares in “street name” with a bank, broker, or other nominee, and you wish to attend and vote at the special meeting, you will need to obtain a legal proxy issued in your name from your bank, broker, or other nominee.
The board of directors of Finward recommends that Finward’s stockholders vote “FOR” the approval of the Merger Agreement proposal, “FOR” the proposal to approve the issuance of Finward common stock, and “FOR” any proposal of the Finward board of directors to adjourn the meeting, if necessary.
By Order of the Board of Directors,

Leane E. Cerven

Executive Vice President, Chief Risk Officer, General Counsel and Secretary
Munster, Indiana
[•], 2021

9226 South Commercial Avenue
Chicago, Illinois 60617
(773) 768-4800
Notice of Annual Meeting of Stockholders
To Be Held on December 13, 2021
To the Stockholders of Royal Financial, Inc.:
We are pleased to notify you of and invite you to the Annual Meeting of Stockholders of Royal Financial, Inc. (“Royal Financial”) to be held on Monday, December 13, 2021, at 1:00 p.m., local time, at the main office of Royal Financial, located at 9226 South Commercial Avenue, Chicago, Illinois 60617, to consider and vote upon the following matters:
1.
Merger Proposal. To approve the Agreement and Plan of Merger dated July 28, 2021 (which we refer to as the “Merger Agreement”) by and between Finward Bancorp (“Finward”) and Royal Financial, pursuant to which Royal Financial will merge with and into Finward. Simultaneously with the merger, Royal Savings Bank, the wholly-owned Illinois state chartered savings bank subsidiary of Royal Financial, will merge with and into Peoples Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Finward.

2.
Election of Directors. To elect two Class II Directors to serve three-year terms expiring at the earlier of Royal Financial’s 2024 annual meeting of stockholders or the consummation of the merger with Finward.

3.	Ratification of Auditors. To ratify the appointment of Crowe LLP (“Crowe”) as Royal Financial’s independent auditor for the fiscal year ending June 30, 2022.
4.
Adjournment. To approve a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the annual meeting in person or by proxy to approve any of the above items.

5.	Other Matters. To vote upon such other matters as may properly come before the meeting or any adjournment thereof. The board of directors is not aware of any such other matters.
The enclosed joint proxy statement/prospectus describes the Merger Agreement and the proposed merger in detail and includes, as Appendix A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 19 of the enclosed joint proxy statement/prospectus for a discussion of certain risk factors relating to the Merger Agreement and the merger.
The board of directors of Royal Financial recommends that Royal Financial’s stockholders vote “FOR” the approval and adoption of the Merger Agreement and the merger, “FOR” the election of the Class II director nominees named herein, “FOR” the ratification of the appointment of Crowe as Royal Financial’s auditor for the fiscal year ended June 30, 2022, and “FOR” adjournment of the annual meeting, if necessary.
The board of directors of Royal Financial has fixed the close of business on October 27, 2021, as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting. At such date, there were 2,567,573 shares of Royal Financial common stock outstanding and Royal Financial had no other class of equity securities outstanding. Each share of Royal Financial common stock is entitled to one vote at the annual meeting on all matters properly presented at the meeting. The presence in person or by proxy of at least a majority of the outstanding shares of Royal Financial common stock entitled to vote is necessary to constitute a quorum at the annual meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of Royal Financial common stock in order for the proposed merger to be consummated. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote. The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required to ratify the appointment of Royal Financial’s independent auditor. IF YOU DO NOT RETURN YOUR PROXY CARD, DO NOT VOTE IN PERSON AT THE ANNUAL MEETING, OR DO NOT VOTE BY TELEPHONE OR INTERNET, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSED MERGER. Whether or not you plan to attend the annual meeting in person, we urge you to date, sign, and return promptly the enclosed proxy card in the accompanying envelope. You may revoke your proxy at any time before the annual meeting or by attending the annual meeting and voting in person.
As required by Section 262 of the Delaware General Corporation Law, Royal Financial is notifying all stockholders entitled to vote on the merger that you are or may be entitled to assert appraisal rights in connection with the proposed merger. A copy of the appraisal rights statute is included with the accompanying joint proxy statement/prospectus as Appendix F. See also “Appraisal Rights of Royal Financial Stockholders” beginning on page 13 in the accompanying proxy statement/prospectus.
If you hold your stock in “street name” through a banker or broker, please follow the instructions on the voting instruction card furnished by the record holder.
If you have any questions or need assistance voting your shares, please contact our register agent, Computershare, toll free at (800) 368-5948.
By Order of the Board of Directors,

Leonard S. Szwajkowski President and CEO Chicago, Illinois [•], 2021

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE STOCKHOLDERS’ MEETINGS
Q:	Why am I receiving these materials?
A:
Finward is proposing to acquire Royal Financial pursuant to a transaction where Royal Financial will merge with and into Finward. Finward would be the surviving entity in the merger, and Royal Financial would cease to exist. Simultaneously with the merger, Royal Bank, Royal Financial’s banking subsidiary, will merge with and into Finward’s banking subsidiary, Peoples Bank, with Peoples Bank being the surviving entity.

In order to complete the merger of Royal Financial with and into Finward, the stockholders of Finward must vote to approve the Merger Agreement and the issuance of Finward’s shares in the merger, and the stockholders of Royal Financial must vote to approve the Merger Agreement and the merger. Both Finward and Royal Financial are holding meetings of their respective stockholders to solicit these approvals and, in the case of Royal Financial, also to solicit the approval of its stockholders for certain other proposals relating to its annual meeting of stockholders. This joint proxy statement/prospectus contains important information about the merger, the Merger Agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus, the special meeting of Finward’s stockholders, the annual meeting of Royal Financial’s stockholders, and other related matters, and we encourage you to read it carefully.
Q:	Why do Royal Financial and Finward want to merge?
A:
Finward believes that combining Royal Financial and Finward will create a stronger banking franchise with an expanded regional presence in both Indiana and Illinois. The merger will give the combined company greater scale, not only for serving existing customers more efficiently but also for future expansion. Finward believes that Royal Financial and Finward have similar, community-oriented philosophies, and the merger is expected to give Finward a stronger presence in its current markets. Finward also believes the locations of Royal Financial’s banking offices are consistent with Finward’s strategic expansion plans in the Chicagoland market. Finward further believes the Chicagoland market offers significant growth potential for Finward as evidenced by several factors, including the large population along the Interstate Highway 80 corridor, existing customer relationships in the market, disruption in the local banking competitive landscape, the creation of a wider trade area, and the higher legal lending limit afforded by the additional capital to be created by the merger.

For additional information regarding each company’s reasons for the merger, see “The Merger – Royal Financial’s Reasons for the Merger; Board Recommendation” beginning on page 57, and “The Merger – Finward’s Reasons for the Merger; Board Recommendation” beginning on page 59.
Q:	What will Royal Financial’s stockholders receive in the merger?
A:
If the merger is completed, each share of Royal Financial common stock held by a Royal Financial stockholder owning 101 or more shares will be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares (the “exchange ratio”) of Finward common stock, subject to certain adjustments as described in the Merger Agreement (which we refer to as the “stock consideration”), or (ii) $20.14 in cash (which we refer to as the “cash consideration”), subject to limitations and prorations such that 65% of the outstanding shares of Royal Financial common stock will be converted into the stock consideration and 35% of the outstanding Royal Financial shares will be converted into the cash consideration. Royal Financial stockholders can elect to receive the stock consideration for some of their Royal Financial shares and the cash consideration for some of the Royal Financial shares, subject to these limitations and prorations. We refer to the cash consideration and the stock consideration, as may be adjusted, collectively as the “merger consideration.” The cash consideration and exchange ratio are subject to adjustment and allocation procedures as described below. Because the exchange ratio for the stock consideration is fixed, the value of the stock consideration will fluctuate with the market price of Finward’s common stock. Accordingly, at the time of Finward’s special meeting and Royal Financial’s annual meeting, Finward and Royal Financial stockholders will not necessarily know what the market value of 0.4609 shares of Finward common stock will be upon completion of the merger. If the merger is completed, each share of Royal Financial common stock held by a Royal Financial stockholder who owns of record and/or beneficially fewer than 101 shares will receive fixed consideration in the amount of $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration.

If holders of more than 65% of the outstanding Royal Financial shares make valid elections to receive the stock consideration, or if holders of more than 35% of the outstanding Royal Financial shares make valid elections to receive the cash consideration, those Royal Financial stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.
The merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, Royal Financial’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $48,114,000. In this regard, in the event that Royal Financial’s adjusted consolidated stockholders’ equity is less than $48,114,000 but greater than $46,614,000 as of the end of the month prior to the effective time, then Finward will waive the condition to closing described in this document relating to Royal Financial’s adjusted consolidated stockholders’ equity amount, and the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionately reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. If Royal Financial’s adjusted consolidated stockholders’ equity is less than $46,614,000 as of the end of the month prior to the effective time of the merger, Finward, in its sole discretion, may elect (but will not be required) to waive the condition to closing, in writing, and in such event, the merger consideration will be reduced as described above. See “The Merger Agreement – Merger Consideration” beginning on page 79.
The exchange ratio is subject to further adjustment as follows:
•
if prior to the effective time of the merger, Finward changes the number of shares of Finward common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Finward establishes a record date for such a change, the exchange ratio will be adjusted accordingly so that each stockholder of Royal Financial receives at the effective time, in the aggregate, the number of shares of Finward common stock representing the same percentage of the outstanding shares of Finward common stock that they would have received if such change had not occurred; or

•
if Royal Financial elects to terminate the Merger Agreement because the volume-weighted average closing price of Finward’s common stock is less than $34.42 for the 15 consecutive trading days before the second business day prior to the closing of the merger and if the decline in Finward’s share price is more than 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index, Finward may elect to negate Royal Financial’s termination by exercising Finward’s option to increase the stock consideration pursuant to the formula specified in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page 79.

In lieu of any fractional shares of Finward common stock, Finward will distribute an amount in cash equal to such fraction multiplied by the volume-weighted average per share closing price of a share of Finward common stock as quoted on the Nasdaq during the 15 consecutive trading days preceding the second business day prior to the closing of the merger.
Q:	Will Finward’s stockholders receive any shares or cash as a result of the merger?
A:
No. Finward’s stockholders will not receive any cash or shares in the merger. If you are a Finward stockholder, each share of Finward common stock that you hold before the merger will continue to represent one share of Finward common stock after the merger.

Q:	If I am a Royal Financial stockholder, how do I make an election to receive cash, Finward common stock, or a combination of both?
A:
An election form and letter of transmittal will be mailed to Royal Financial stockholders following the mailing of this joint proxy statement/prospectus and prior to the completion of the merger. Royal Financial stockholders who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the election form that will be provided to Royal Financial stockholders following the mailing of this joint proxy statement/prospectus. If a Royal Financial stockholder does not submit a properly completed and signed election form to the exchange agent by 5:00 p.m., Eastern Time, on the election deadline date specified in the election form (which we refer to herein as the “election deadline”), his or her election will not be effective and he or she will have no control over the type of merger consideration he or she may receive. Consequently, such Royal Financial stockholder might receive only Finward common stock, only cash, or a combination of both. If you hold your Royal Financial shares in street name with a bank, brokerage firm, or other nominee, you should ask your bank, brokerage firm, or other nominee for instructions on electing the type of merger consideration for your Royal Financial shares. Please read the instructions to the election form/letter of transmittal for information on completing the forms.
Q:	Can I change my election?
A:
Yes. You can change your election by submitting a new election form/letter of transmittal to the exchange agent so it is received prior to the election deadline set forth on the election form. After the election deadline, no changes can be made.

Q:	What risks should Royal Financial’s and Finward’s stockholders consider before voting on the Merger Agreement?
A:
You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of Finward contained in the documents that are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 157 of this joint proxy statement/prospectus.

Q:	What are the tax consequences of the merger to Royal Financial’s stockholders?
A:
Finward and Royal Financial expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. In this regard, Royal Financial stockholders generally will not recognize any gain or loss for federal income tax purposes to the extent their Royal Financial shares are exchanged for the stock consideration, except with respect to any fractional share interest. If a Royal Financial stockholder receives solely cash, then that stockholder generally will recognize gain or loss equal to the difference between the amount of cash the stockholder receives and the stockholder’s basis in the stockholder’s Royal Financial shares. The tax treatment of any gain or loss will depend upon the stockholder’s individual circumstances. If a Royal Financial stockholder receives a combination of Finward common stock and cash, then that stockholder will generally recognize gain, but not loss, in an amount equal to the lesser of the amount of cash received (excluding any cash received in lieu of a fractional share of Finward common stock), or the amount of gain “realized” in the merger where the amount of such realized gain will equal the amount by which (i) the cash plus the fair market value of the Finward common stock received, exceeds (ii) the holder’s aggregate adjusted tax basis in the Royal Financial common stock. A holder of Royal Financial common stock will recognize gain or loss, if any, on any fractional share of Finward common stock for which cash is received equal to the difference between the amount of cash received and the holder’s allocable tax basis in the fractional share. Any gain recognized may be treated as a dividend or capital gain, depending on the stockholder’s particular circumstances. At the closing, Finward and Royal Financial are each to receive an opinion confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page 114.

Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.
Q:	What will Finward’s and Royal Financial’s stockholders be voting on at their respective stockholders meetings?
A:
At the special meeting of stockholders of Finward (the “Finward Special Meeting”), Finward stockholders will be asked to approve (i) the Merger Agreement, (ii) the issuance of up to 803,120 shares of Finward common stock to be issued in connection with the merger, and (ii) a proposal to adjourn or postpone the Finward Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve the Merger Agreement or shares issuance proposal. The Finward board of directors unanimously recommends that Finward stockholders vote “FOR” approval of the Merger Agreement, “FOR” the approval of the issuance of the Finward common stock in the merger, and “FOR” any proposal of the Finward board of directors to adjourn or postpone the Finward Special Meeting, if necessary.
At the annual meeting of stockholders of Royal Financial (the “Royal Financial Annual Meeting”), Royal Financial’s stockholders will be asked to approve (i) the Merger Agreement and the merger, (ii) the election of two directors to serve three-year terms expiring at the earlier of Royal Financial’s 2024 annual meeting of stockholders or the consummation of the merger with Finward; (iii) the ratification of the appointment of Crowe LLP as Royal Financial’s independent auditors for the fiscal year ending June 30, 2022; (iv) a proposal to adjourn or postpone the Royal Financial Annual Meeting, if necessary, to solicit proxies if there are not sufficient votes, in person or by proxy, to approve any of the foregoing items; and (v) to transact such other business as may properly come before the meeting or any adjournment of the meeting. The Royal Financial board of directors unanimously recommends that Royal Financial’s stockholders vote “FOR” approval of the Merger Agreement and the merger, “FOR” the election of the director nominees named in this document under “Other Matters to be Considered at the Royal Financial Annual Meeting,” “FOR” the ratification of the appointment of Royal Financial’s independent auditors, and “FOR” any proposal to adjourn or postpone the Royal Financial Annual Meeting, if necessary.
Q:	What is the value of the per share merger consideration?
A:
On July 28, 2021, which is the last business day on which shares of Finward common stock traded preceding the public announcement of the proposed merger, the closing price of a share of Finward common stock was $44.00, which, after giving effect to the 0.4609 exchange ratio, results in an implied value of approximately $20.28 per Royal Financial share. If the price of a share of Finward common stock is $44.00 at closing of the merger, a Royal Financial stockholder who receives stock for 65% of his or her Royal Financial shares and receives cash for 35% of his or her Royal Financial shares would receive total merger consideration with an implied value of approximately $20.23 per Royal Financial share. As of October 29, 2021, the most reasonably practicable date before the date of this joint proxy statement/prospectus, the closing price of a share of Finward common stock was $42.75, which, after giving effect to the 0.4609 exchange ratio, results in an implied value of approximately $19.70 per Royal Financial share. Based on this price with respect to the stock consideration and the cash consideration of $20.14 per share, upon completion of the merger, a Royal Financial stockholder who receives stock for 65% of his or her Royal Financial shares and receives cash for 35% of his or her Royal Financial shares would receive total merger consideration with an implied value of approximately $19.86 per Royal Financial share.

Q:	What are the vote requirements to approve the matters that will be considered at the stockholders meetings?
A:
At the Finward Special Meeting, the affirmative vote of the holders of a majority of the issued and outstanding shares of Finward common stock is required to approve both the Merger Agreement proposal and the proposal to issue Finward common stock in the merger. The vote on the proposal to adjourn the meeting requires more votes to be cast in favor of the proposal than are cast against it.

At the Royal Financial Annual Meeting, the affirmative vote of the holders of a majority of the issued and outstanding shares of Royal Financial common stock is required to approve the Merger Agreement proposal. Directors will be elected by a plurality of the votes of the shares present in person or by proxy at the Royal Financial Annual Meeting and entitled to vote. The ratification of the independent auditors requires the affirmative vote of a majority of the shares of Royal Financial common stock present in person or by proxy and entitled to vote at the Royal Financial Annual Meeting. The vote on the proposal to adjourn the meeting requires more votes to be cast in favor of the proposal than are cast against it.
Q:	Who can vote at the special meetings?
A:
All holders of record of Finward common stock as of the close of business on October 22, 2021, the record date for the Finward Special Meeting, are entitled to receive notice of, and to vote at, the Finward Special Meeting, or any postponement of the meeting in accordance with Indiana law.

All holders of record of Royal Financial common stock as of the close of business on October 27, 2021, the record date for the Royal Financial Annual Meeting, are entitled to receive notice of, and to vote at, the Royal Financial Annual Meeting, or any postponement of the meeting in accordance with Delaware law.
Q:	What do I need to do now?
A:
After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. If you hold your shares in your name as a stockholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the Internet or by telephone. If you hold your stock through a bank or broker (commonly referred to as held in “street name”), you may direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card (or voting by telephone or the Internet) or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at your company’s stockholders’ meeting.

Q:	Why is my vote important?
A:
If you do not vote by proxy or in person at your company’s stockholder’s meeting, it will be more difficult for your company to obtain the necessary quorum to hold its stockholder’s meeting. In addition, if you are a Royal Financial stockholder or a Finward stockholder and fail to vote, by proxy or in person, it will have the same effect as a vote “AGAINST” the approval of the Merger Agreement and, in the case of the Finward Special Meeting, “AGAINST” the approval of the shares issuance proposal. The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of Royal Financial common stock entitled to vote at the Royal Financial Annual Meeting and by the holders of a majority of the issued and outstanding shares of Finward common stock entitled to vote at the Finward Special Meeting. With respect to the Finward Special Meeting, the shares issuance proposal must be approved by the holders of a majority of the issued and outstanding shares of Finward common stock entitled to vote at the meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:
If you hold your Royal Financial or Finward shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to approve the Merger Agreement or the proposal to adjourn the meeting at your company’s respective stockholders’ meeting. You should contact your broker and ask what directions your broker will need from you. If you hold your shares in street name with a broker and you do not provide instructions to your broker on how to vote on the merger at your respective company’s stockholders’ meeting, your broker will not be able to vote your shares on that proposal, and this will have the effect of a vote “AGAINST” the merger.

Q:	I own shares of both Finward and Royal Financial. Should I only vote once?
A:
No. If you own shares of both companies, you will receive separate proxy cards or voting instruction cards, if you hold your shares in street name, for each stockholders’ meeting. It is important that your vote be represented at both stockholders’ meetings, so please vote promptly.

Q:	Can I attend my company’s stockholders’ meeting and vote my shares?
A:
Yes. All stockholders are invited to attend their company’s stockholders’ meeting. If you are a stockholder of record of your respective company, you can vote in person at the Royal Financial Annual Meeting, and, in the case of the Finward Special Meeting, you can vote virtually. If you hold your shares in street name through a bank, broker, or other nominee, then you must obtain a legal proxy from the holder of record by contacting your bank, broker, or other nominee to vote your shares in person at the Royal Financial Annual Meeting or virtually at the Finward Special Meeting, as the case may be. However, we would prefer that you vote by proxy, even if you plan to attend your company’s meeting. As noted below, you still will have a right to change your vote at your company’s meeting, should you so choose.

Q:	What happens if I do not vote?
A:
Because the required vote of Royal Financial’s stockholders and Finward’s stockholders to approve the Merger Agreement, and in Finward’s case, the shares issuance proposal, is based upon the number of issued and outstanding shares of Royal Financial common stock or Finward common stock, respectively, entitled to vote rather than upon the number of shares actually voted, abstentions from voting and “broker non-votes” will have the same practical effect as a vote “AGAINST” the merger and, in the case of the Finward Special Meeting, “AGAINST” the shares issuance proposal. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval of the Merger Agreement and the merger and, in the case of the Finward Special Meeting, “FOR” the approval of the shares issuance proposal.
Q:	Can I change my vote before my company’s stockholders’ meeting?
A:
Yes. If you are a stockholder of record, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to the Corporate Secretary of your company before your company’s stockholders’ meeting stating that you are revoking your proxy. Second, you may complete and submit a new proxy card before your company’s meeting that is dated later than the date of your prior proxy card. If you submitted your proxy by Internet or by telephone, you can change your vote by voting over the Internet or by telephone. Third, you may vote in person at the Royal Financial Annual Meeting or, in the case of Finward stockholders, virtually at the Finward Special Meeting. Merely being present at your company’s meeting, without voting at the meeting, will not constitute a revocation of a previously given proxy. If you hold your shares in street name with a bank or broker, you must follow the directions you receive from your bank or broker to change your vote.

Q:	When do you currently expect to complete the merger?
A:
We expect to complete the merger early in the first quarter of 2022. However, we cannot assure you when or if the merger will occur. The approval of both Royal Financial’s and Finward’s stockholders of the Merger Agreement, among other things, must first be obtained before we are able to close the merger.

Q:	Do Royal’s stockholders have appraisal rights?
A:
Yes. Royal Financial stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”), provided that the stockholders fully comply with and follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights of the Royal Financial stockholders, see the section entitled “Appraisal Rights of Royal Financial Stockholders” beginning on page 13 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Appendix F to this joint proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Q:	Do Finward’s stockholders have dissenters’ rights?
A:
Dissenters’ rights are available to Finward’s stockholders under Indiana law, but you will only be able to dissent from the proposed merger by complying with the applicable provisions of the Indiana Business Corporation Law (“IBCL”). To claim dissenters’ rights under the IBCL, you must (i) before the vote on the merger is taken at the Finward Special Meeting, deliver to Finward written notice of your intent to demand payment for your shares if the merger is effectuated, and (ii) not vote in favor of the merger in person or by proxy at the Finward Special Meeting. Your written notice to demand payment for your shares must be delivered to: Finward Bancorp, 9204 Columbia Avenue, Munster, Indiana 46321, Attention: Leane E. Cerven, Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary. If the merger is approved at the Finward Special Meeting, Finward will send any dissenting stockholders a notice of dissenters’ rights within 10 days after the Finward Special Meeting date which will state the procedures such stockholders must follow to further exercise their dissenters’ rights in accordance with the IBCL. If a Finward stockholder executes and returns a proxy card but does not specify a choice on the merger, such stockholder will be deemed to have voted “FOR” the merger and to have waived such stockholder’s dissenters’ rights, unless the stockholder revokes his or her proxy prior to its being voted. See “Dissenters’ Rights of Finward Stockholders” beginning on page 13 for a further description of the dissenters’ rights available to Finward’s stockholders. See also Appendix E for the relevant section of the IBCL concerning dissenters’ rights.

Q:	If I am a Royal Financial stockholder, should I send in my stock certificates now?
A:
No. You should not send in your stock certificates at this time. The election form that will be provided to you separately will contain instructions for surrendering your Royal Financial stock certificates with your election form. In addition, if you did not surrender, or you improperly surrendered, your stock certificates in connection with the election process, you will receive, as soon as practicable after the completion of the merger, a letter of transmittal describing how you may exchange your shares for the merger consideration and surrender your Royal Financial stock certificates.

Q:	If I am a Finward stockholder, do I need to do anything with my Finward stock certificates?
A:
No. Finward stockholders will not exchange their certificates in the merger. As indicated above, the certificates representing shares of Finward common stock will represent an equal number of shares of common stock of the combined company after the merger.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, Royal Financial stockholders will not receive any consideration for their shares of Royal Financial common stock in connection with the merger. Instead, Royal Financial will remain an independent company, and its common stock will continue to be quoted on the OTCQX. Under specified circumstances, Royal Financial may be required to pay Finward a fee with respect to the termination of the Merger Agreement, as described under the section entitled “The Merger Agreement – Termination Fee” beginning on page 99 of this joint proxy statement/prospectus.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the merger?
A:	If you have more questions about the Merger Agreement or the merger, you should contact:
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-4400
Attention: Shareholder Services
You may also contact:

Royal Financial, Inc.
9226 Commercial Avenue
Chicago, Illinois 60617
(773) 768-4800
Attention: Leonard S. Szwajkowski, President and Chief Executive Officer
Q:
If I am a Royal Financial stockholder, whom should I contact if I have questions about the Royal Financial Annual Meeting or how to submit my proxy, or if I need additional copies of this document or a proxy card?

A:
If you are a Royal Financial stockholder and have more questions about the Royal Financial Annual Meeting or how to submit your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
(866) 203-9401
RoyalFinancial@Georgeson.com

Q:	If I am a Finward stockholder, whom should I contact if I have questions about the Finward Special Meeting or how to submit my proxy, or if I need additional copies of this document or a proxy card?
A:
If you are a Finward stockholder and have more questions about the Finward Special Meeting or how to submit your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
(800) 662-5200
FNWD.info@investor.morrowsodali.com

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the appendices and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” beginning on page 157.
The Companies
Finward Bancorp
9204 Columbia Avenue
Munster, IN 46321
(219) 836-4400
Finward Bancorp, an Indiana corporation, was incorporated on January 31, 1994 under the name NorthWest Indiana Bancorp, and is the holding company for its wholly-owned subsidiary Peoples Bank, an Indiana state chartered commercial bank. Effective May 24, 2021, the name of the company was changed from “NorthWest Indiana Bancorp” to “Finward Bancorp.” Finward’s business activities include being a holding company for Peoples Bank and Peoples Bank’s wholly owned subsidiaries, as well as a holding company for NWIN Risk Management, Inc., a captive insurance company. Peoples Bank is primarily engaged in the business of attracting deposits from the general public and the origination of loans, mostly upon the security of single family residences and commercial real estate, as well as construction loans and various types of consumer loans, commercial business loans, and municipal loans, within its primary market area of Lake and Porter Counties in Northwest Indiana and Cook County in Illinois. In addition, Finward’s Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, investment agency accounts, and serves as the personal representative of estates and acts as trustee for revocable and irrevocable trusts.
Peoples Bank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (“DIF”), which is administered by the Federal Deposit Insurance Corporation (“FDIC”), an agency of the federal government. As the holding company for Peoples Bank, Finward is subject to comprehensive examination, supervision, and regulation by the Board of Governors of the Federal Reserve System (“FRB”), while Peoples Bank is subject to comprehensive examination, supervision, and regulation by both the FDIC and the Indiana Department of Financial Institutions (“IDFI”). Peoples Bank is also subject to regulation by the FRB governing reserves required to be maintained against certain deposits and other matters. Peoples Bank is also a member of the Federal Home Loan Bank (“FHLB”) of Indianapolis, which is one of the eleven regional banks comprising the system of Federal Home Loan Banks.
Finward maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of its 22 full-service banking centers. Finward’s website address is www.ibankpeoples.com. Information contained in, or accessible through, Finward’s website does not constitute a part of this joint proxy statement/prospectus. Finward’s common stock is quoted on the OTC Pink Marketplace under the symbol “FNWD.” However, Finward's common stock has been approved for listing on the Nasdaq under the symbol “FNWD.” Finward anticipates that its common stock will begin trading on the Nasdaq on November 3, 2021. Additional information about Finward and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 157.
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617
(773) 768-4800
Royal Financial, Inc. is a Delaware corporation and registered bank holding company. Through its wholly owned subsidiary, Royal Savings Bank (“Royal Bank”), it offers a full range of banking services to commercial and retail customers. Royal Bank was established in 1887 and is headquartered in Chicago, Illinois. It serves the Chicagoland market with seven full-service locations in Chicago, Westmont, and Niles, Illinois and is connected to an ATM network that provides customers with access to more than 55,000 surcharge-free ATMs. Royal Bank is community-oriented and focuses primarily on offering commercial and consumer loan and deposit services to individuals and small and middle market businesses in and around the Chicagoland metropolitan area.
As of June 30, 2021, Royal Financial had total assets of approximately $533 million, total gross loans, including loans held for sale, of approximately $464 million, total deposits of approximately $466 million and total stockholders’ equity of approximately $48 million. Royal Financial’s common stock is quoted on the OTCQX market under the symbol “RYFL.”
Royal Financial’s website address is www.royalbankweb.com. Information contained in, or accessible through, Royal Financial’s website does not constitute a part of this joint proxy statement/prospectus. Additional information about Royal Financial and Royal Bank is included elsewhere in this joint proxy statement/prospectus.
Special Meeting of Finward’s Stockholders; Required Vote (page 35)
The Finward Special Meeting is scheduled to be held on Monday, December 13, 2021 at 11:00 a.m. local time, as a completely virtual meeting of stockholders instead of an in-person meeting. Finward stockholders may attend the meeting online, submit questions, and vote their shares electronically during the meeting via the internet at www.virtualshareholdermeeting.com/FNWD2021SM. At the Finward Special Meeting, Finward’s stockholders will be asked to approve (i) the Merger Agreement, (ii) the issuance of up to 803,120 shares of Finward common stock in connection with the merger, and (iii) a proposal to adjourn or postpone the Finward Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve the Merger Agreement or the shares issuance proposal.
Only Finward stockholders of record as of the close of business on October 22, 2021 are entitled to notice of, and to vote at, the Finward Special Meeting and any adjournments or postponements of the meeting. As of the record date, the directors and executive officers of Finward, and their affiliates, owned 621,644 shares or approximately 17.9% of the 3,479,139 outstanding shares of Finward common stock.
Approval of the Merger Agreement proposal and the shares issuance proposal each requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Finward common stock. The vote on the proposal to adjourn the meeting requires more votes to be cast in favor of the proposal than are cast against it.
Annual Meeting of Royal Financial’s Stockholders; Required Vote (page 41)
The Annual Meeting of Royal Financial’s stockholders is scheduled to be held on Monday, December 13, 2021, at 1:00 p.m., local time, at the main office of Royal Financial, located at 9226 South Commercial Avenue, Chicago, Illinois 60617. At the Royal Financial Annual Meeting, Royal Financial’s stockholders will be asked:
•	To approve the Merger Agreement and the merger;
•	To elect two Class II Directors to serve three-year terms expiring at the earlier of Royal’s 2024 annual meeting of stockholders or the consummation of the merger with Finward;
•	To ratify the appointment of Crowe as Royal Financial’s independent auditor for the fiscal year ending June 30, 2022;
•
To approve a proposal to adjourn or postpone the Royal Financial Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve any of the above items; and

•	To transact such other business as may properly come before the Royal Financial Annual Meeting or any adjournment of the meeting.
Only Royal Financial stockholders of record as of the close of business on October 27, 2021 are entitled to notice of, and to vote at, the Royal Financial Annual Meeting and any adjournments or postponements of the meeting.
As of October 27, 2021, Royal Financial’s directors and executive officers and their affiliates owned and were entitled to vote 520,849 shares of Royal Financial common stock, which represents approximately 20.29% of the 2,567,573 issued and outstanding shares of Royal Financial common stock. In connection with the execution of the Merger Agreement, all of the directors and one executive officer of Royal Financial, in their capacity as stockholders, executed a voting agreement pursuant to which they agreed to vote their 474,694 shares in favor of the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.
Approval of the Merger Agreement and the merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Royal Financial common stock. Directors will be elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote. The ratification of the independent auditors requires the affirmative vote of a majority of the shares of Royal Financial common stock present in person or by proxy and entitled to vote at the meeting. The adjournment proposal requires for approval that more votes be cast in favor of the proposal than against it.
The Merger and the Merger Agreement (page 79)
Finward’s acquisition of Royal Financial is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions are satisfied or waived, Royal Financial will be merged with and into Finward, with Finward as the surviving corporation. Simultaneous with the merger, Royal Bank will be merged with and into Peoples Bank, with Peoples Bank surviving. We encourage you to read the Merger Agreement, which is included as Appendix A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.
What Royal Financial’s Stockholders Will Receive in the Merger (page 79)
If the merger is completed, each share of Royal Financial common stock held by a Royal Financial stockholder owning 101 or more shares will be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares of Finward common stock, or (ii) $20.14 in cash, subject to limitations and prorations such that 65% of the outstanding shares of Royal Financial common stock will be converted into the stock consideration and 35% of the outstanding Royal Financial shares will be converted into the cash consideration. However, if a stockholder owns beneficially and/or of record fewer than 101 shares of Royal Financial common stock, that stockholder will be entitled to receive only $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration. If holders of more than 65% of the outstanding Royal Financial shares make valid elections to receive the stock consideration, or if holders of more than 35% of the outstanding Royal Financial shares make valid elections to receive the cash consideration, those Royal Financial stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.
The merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, Royal Financial’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $48,114,000. In this regard, in the event that Royal Financial’s adjusted consolidated stockholders’ equity is less than $48,114,000 but greater than $46,614,000 as of the end of the month prior to the effective time, then Finward will waive the condition to closing described in this document relating to Royal Financial’s adjusted consolidated stockholders’ equity amount, and the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionately reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. If Royal Financial’s adjusted consolidated stockholders’ equity is less than $46,614,000 as of the end of the month prior to the effective time of the merger, Finward, in its sole discretion, may elect (but will not be required) to waive the condition to closing, in writing, and in such event, the merger consideration will be reduced as described above. See “The Merger Agreement – Merger Consideration” beginning on page 79.
The exchange ratio is subject to the following further adjustments:
•
Anti-Dilution Adjustments. If prior to the effective time of the merger, Finward changes the number of shares of Finward common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Finward establishes a record date for such a change, the exchange ratio will be adjusted accordingly so that each stockholder of Royal Financial receives at the effective time, in the aggregate, the number of shares of Finward common stock representing the same percentage of the outstanding shares of Finward common stock that they would have received if such change had not occurred; or
•
Decrease in Market Price of Finward Common Stock. If Royal Financial elects to terminate the Merger Agreement because the volume-weighted average closing price of Finward’s common stock is less than $34.42 for the 15 consecutive trading days before the second business day prior to the closing of the merger and if the decline in Finward’s share price is more than 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index, Finward may elect to negate Royal Financial’s termination by exercising Finward’s option to increase the stock consideration pursuant to the formula specified in the Merger Agreement.

Because the exchange ratio for the stock consideration is fixed, the value of the stock consideration will fluctuate with the market price of Finward’s common stock. Accordingly, at the time of the Finward Special Meeting and Royal Financial Annual Meeting, stockholders of the respective companies will not necessarily know what the market value of 0.4609 shares of Finward common stock will be upon the completion of the merger.
In lieu of any fractional shares of Finward common stock, Finward will distribute an amount in cash equal to such fraction multiplied by the volume-weighted average per share closing price of a share of Finward common stock as quoted on the Nasdaq during the 15 consecutive trading days preceding the second business day prior to the closing of the merger.
Treatment of Royal Financial Stock Options and Restricted Stock Awards (page 83)
All outstanding options (vested and unvested) to purchase Royal Financial common stock will be converted into the right to receive from Royal Financial, as of the effective time of the merger, an amount of cash equal to $20.14 minus the per share exercise price for each share subject to a Royal Financial stock option, less applicable tax withholdings, as required by law. The payments on these options will be made by Royal Financial to the optionholders immediately prior to the effective time of the merger. As of the date of this document, there were outstanding vested options to purchase an aggregate of 73,900 shares of Royal Financial common stock at a weighted average exercise price of $10.30 per share. In addition, as of the date of this document, options to purchase 39,300 shares of Royal Financial common stock with a weighted average exercise price of $14.30 were unvested.
At the effective time of the merger, each award of restricted stock of Royal Financial that is outstanding immediately prior to the effective time of the merger will fully vest and be cancelled and automatically converted into the right to receive the merger consideration. Finward will make the payments with respect to these restricted stock awards, less applicable tax withholdings, in the same manner as the merger consideration is delivered to other Royal Financial stockholders.
How Royal Financial Stockholders Can Make a Valid Election (page 81)
Royal Financial Stockholders will receive separately an election form, including transmittal materials, with instructions for making cash and stock elections. Royal Financial stockholders must properly complete and deliver to the exchange agent an election form along with their stock certificates (or a properly completed notice of guaranteed delivery). The election form will also include delivery instructions with respect to any shares they may hold in book-entry form. Royal Financial stockholders should NOT send their stock certificates with their proxy cards.
Most Royal Financial Stockholders May Resell Finward Common Stock
The shares of Finward common stock to be issued to the stockholders of Royal Financial in connection with the merger will be freely tradable by such stockholders, except that if any stockholders of Royal Financial are deemed to be affiliates of Finward, they must abide by certain transfer restrictions under the Securities Act.
Recommendation of Finward’s Board of Directors (page 59)
The Finward board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of the Finward shares in the merger. The Finward board believes that the Merger Agreement and the proposed merger are advisable and fair to, and in the best interests of, Finward and its stockholders, and therefore recommends that Finward’s stockholders vote “FOR” the approval of the Merger Agreement, and “FOR” the approval of the issuance of Finward’s common stock in connection with the merger.
The Finward board also recommends that you vote “FOR” any proposal of the Finward board of directors to adjourn the Finward Special Meeting, if necessary.
Recommendation of Royal Financial’s Board of Directors (page 57)
The Royal Financial board of directors unanimously approved the Merger Agreement and the proposed merger. The Royal Financial board believes that the Merger Agreement, including the merger contemplated by the Merger Agreement, is advisable and fair to, and in the best interests of, Royal Financial and its stockholders, and therefore recommends that Royal Financial’s stockholders vote “FOR” the proposal to approve the Merger Agreement. In reaching its decision, the Royal Financial board of directors considered a number of factors, which are described in the section captioned “The Merger – Royal Financial’s Reasons for the Merger; Board Recommendation” beginning on page 57. Because of the wide variety of factors considered, the Royal Financial board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.
The Royal Financial board also recommends that you vote “FOR” the election of the director nominees, “FOR” the ratification of Crowe, and “FOR” any proposal of the Royal Financial board of directors to adjourn the Royal Financial Annual Meeting, if necessary.
Dissenters’ Rights of Finward’s Stockholders (page 103)
Dissenters’ rights are available to Finward’s stockholders under Indiana law, but Finward’s stockholders will only be able to dissent from the proposed merger by complying with the applicable provisions of the IBCL. For more information, see “Disseneters’ Rights of Finward Stockholders” beginning on page 103.
Appraisal Rights of Royal Financial’s Stockholders (page 104)
Royal Financial’s stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Royal Financial Stockholders” beginning on page 104 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Appendix F to this joint proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.
Voting Agreements (page 84)
As of October 22, 2021, Royal Financial’s directors and executive officers owned and had the power to vote 520,849 shares of Royal Financial common stock, which represents approximately 20.29% of the issued and outstanding shares of Royal Financial common stock. In connection with the execution of the Merger Agreement, all of the directors and one executive officer of Royal Financial executed a voting agreement pursuant to which they agreed to vote their 474,694 shares in favor of the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.
Opinion of Royal Financial’s Financial Advisor (page 61)
In connection with the merger, Royal Financial retained Boenning & Scattergood, Inc. (“Boenning”) as its financial advisor. In this regard, Boenning delivered a written opinion, dated July 28, 2021, to the Royal Financial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of Royal Financial common stock in the proposed merger. The full text of Boenning’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion, is attached as Appendix B to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Royal Financial board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Royal

Financial to engage in the merger or enter into the Merger Agreement or constitute a recommendation to the Royal Financial board in connection with the merger, and it does not constitute a recommendation to any holder of Royal Financial common stock as to how to vote in connection with the merger or any other matter.
Opinion of Finward’s Financial Advisor (page 69)
In connection with the merger, Finward retained Stephens Inc. (“Stephens”) as its financial advisor. In deciding to approve the Merger Agreement, the Finward board of directors considered the oral opinion of Stephens provided to the Finward board of directors, which was subsequently confirmed in writing, that based on and subject to the various assumptions and limitations set forth in their opinion, as of July 28, 2021, the merger consideration to be given by Finward in the merger is fair to Finward from a financial point of view. The full text of Stephens’ opinion is attached as Appendix C to this joint proxy statement/prospectus.
Reasons for the Merger (page 57)
The Royal Financial board of directors believes that the merger and the Merger Agreement are advisable and fair to, and in the best interests of, Royal Financial and its stockholders and, therefore, the board of directors recommends that Royal Financial’s stockholders vote “FOR” the proposal to approve the Merger Agreement. In reaching its decision, the Royal Financial board of directors considered many factors, including the factors described under the heading “The Merger – Royal Financial’s Reasons for the Merger; Board Recommendation” beginning on page 57.
Similarly, the Finward board of directors believes that the merger and the Merger Agreement are advisable and fair to, and in the best interests of, Finward and its stockholders and, therefore, the board of directors recommends that Finward’s stockholders vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of Finward shares in the merger. In reaching its decision, the Finward board of directors considered many factors, including the factors described under the heading “The Merger – Finward’s Reasons for the Merger; Board Recommendation” beginning on page 59.
Regulatory Approvals (page 101)
Under the terms of the Merger Agreement, the merger cannot be completed until Finward receives necessary regulatory approvals, which include a waiver from the Federal Reserve Bank of Chicago (“FRB”) of the application requirements for the merger of Royal Financial into Finward, and the approvals of the FDIC, IDFI, and the Illinois Department of Financial and Professional Regulation, Division of Financial Institutions (“IDFPR”) of the merger of Royal Bank into Peoples Bank. As of the date of this joint proxy statement/prospectus, Finward has filed the required applications with the FDIC, IDFI, and IDFPR for the approval of the merger. On September 15, 2021, Finward filed with the FRB a request for confirmation that no formal application is required to be submitted to the FRB for the transactions contemplated by the Merger Agreement. Finward anticipates that the FRB will approve this request during November 2021. Although we believe that we will be able to obtain these regulatory approvals and waivers, there can be no assurance that all requisite approvals and waivers will be obtained or that they will be obtained within the time periods we anticipate.
Conditions to the Merger (page 93)
The obligation of Finward and Royal Financial to consummate the merger is subject to the satisfaction or, in certain circumstances, waiver, on or before the completion of the merger, of a number of conditions, including, but not limited to:
•
the Merger Agreement must receive the requisite approval of both Finward’s and Royal Financial’s stockholders, and the issuance of the shares of Finward common stock in connection with the merger must receive the requisite approval of Finward’s stockholders;

•
approval of the transaction by the appropriate regulatory authorities, and such approvals do not contain any conditions which Finward’s board of directors reasonably determines in good faith would have a material adverse effect on Finward, or reduce the benefits of the merger to such a degree that Finward would not have entered into the Merger Agreement;

•
the accuracy of the representations and warranties of the other party under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement) as of the date of the Merger Agreement and as of the effective date of the merger;

•	the covenants made by the parties must have been fulfilled or complied with in all material respects at or prior to the effective time of the merger;
•	the parties must have received the respective closing deliveries of the other parties to the Merger Agreement;
•
Finward must have registered its shares of common stock to be issued to the stockholders of Royal Financial pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Registration Statement on Form S-4, of which this joint proxy statement/prospectus is a part, relating to the Finward shares to be issued pursuant to the Merger Agreement, must have been declared effective by the Securities and Exchange Commission (“SEC”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•
the boards of directors of Finward and Royal Financial must have received an opinion from their respective legal counsel to the effect that the merger will qualify as a “reorganization” for purposes of Section 368(a) of the Code;

•
Finward must have received a letter of tax advice, in a form satisfactory to Finward, from Royal Financial’s outside, independent certified public accountants to the effect that any amounts that are paid by Royal Financial before the effective time of the merger, or required under the employment agreements between Royal Financial, Royal Bank, and its executive officers or other agreements or arrangements existing prior to the effective time of the merger, or required under the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Royal Financial, Royal Bank, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	Royal Bank shall have provided notice of termination to Fiserv Solutions, Inc. (“Fiserv”) under that certain Master Agreement, dated September 1, 2011 between Royal Bank and Fiserv;
•	there shall be no legal proceedings that has or would reasonably be expected to have a material adverse effect on Royal Financial or Finward initiated seeking to prevent the completion of the merger;
•	Royal Financial shall have settled certain litigation and other dispute matters delineated by the parties;
•
the following officers of Royal Financial each will have executed and delivered to Finward a mutual termination of employment agreement: Leonard S. Szwajkowski, President and Chief Executive Officer; Andrew Morua, Senior Vice President – Chief Lending Officer; Richard Nichols, Senior Vice President – Commercial Lending and Group Manager; Toni Gonzalez, Senior Vice President – Chief Operations Officer; and Colleen Thomiszer, Senior Vice President – Chief Financial Officer;

•
as of the end of the month prior to the effective time of the merger, Royal Financial’s adjusted consolidated stockholders’ equity, as defined in the Merger Agreement shall not be less than $48,114,000;

•
if Finward’s common stock becomes listed on the NASDAQ Stock Market (“NASDAQ”) prior to the effective time of the merger, the shares of Finward common stock to be issued in the merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance; and

•
Royal Financial’s loan agreement with CIBC Bank USA shall have been terminated and all indebtedness under that agreement shall have been paid-off and discharged, and all liens, security interests, pledges, and other encumbrances on the assets of Royal Financial and Royal Bank, including the pledge of Royal Bank shares, shall have been released.

For a further description of the conditions necessary to the completion of the merger, see “The Merger Agreement – Conditions to the Merger” beginning on page 93. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination (page 97)
Finward and Royal Financial may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if Finward’s and Royal Financial’s stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the merger is not consummated by March 31, 2022, if the required regulatory approvals have been denied, or if the Finward or Royal Financial stockholders do not approve the Merger Agreement at their respective stockholders’ meetings. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within twenty business days of notice of the breach (provided that, the party seeking to terminate the Merger Agreement is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement). Each party also has the right to terminate the Merger Agreement under certain conditions related to Royal Financial’s receipt of a third-party acquisition proposal. In addition, Finward has the right to terminate the Merger Agreement if a quorum could not be convened at the Royal Financial Annual Meeting, and Royal Financial has the right to terminate the Merger Agreement if a quorum could not be convened at the Finward Special Meeting.
Additionally, Royal Financial has the right to terminate the Merger Agreement during the five-business day period following the date that is the 15th business day prior to the scheduled closing date of the merger if Finward’s volume-weighted average common stock closing price is below $34.42 per share, and the percentage decrease in the stock price of Finward from the Finward stock price used to determine the value of the merger consideration is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period. Finward has the right to prevent Royal Financial’s termination under those circumstances, however, by agreeing to increase the stock consideration pursuant to a formula set forth in the Merger Agreement.
Termination Fee (page 99)
Royal Financial is required to pay Finward a $2,000,000 termination fee under the following circumstances:
•
if Finward terminates the Merger Agreement because Royal Financial’s board of directors fails to include its recommendation to approve the merger in the joint proxy statement/prospectus delivered to stockholders, or has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement, or approves or publicly recommends an acquisition proposal with a third party, or Royal Financial has entered into or publicly announced an intention to enter into another acquisition proposal;

•
if either party terminates the Merger Agreement because it is not approved by the requisite vote of the stockholders of Royal Financial at the Royal Financial Annual Meeting, or if Finward terminates the Merger Agreement because a quorum could not be obtained at the Royal Financial Annual Meeting, and, in each case, prior to the date of such termination, a third party acquisition proposal was made, and prior to the date that is 12 months after such termination, Royal Financial or Royal Bank enters into any acquisition agreement with a third party or an acquisition proposal is consummated;

•
if either party terminates the Merger Agreement because the consummation of the merger has not occurred by March 31, 2022, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, Royal Financial or Royal Bank enters into any acquisition agreement or any acquisition proposal is consummated;

•
if Finward terminates the Merger Agreement because an event occurs which is not capable of being cured prior to March 31, 2022 and would result in the conditions to Finward’s obligation to close not being satisfied, or Royal Financial breaches or fails to perform any of its representations, warranties, or covenants, and such matters are the result of an intentional, willful, or grossly negligent breach or nonperformance by Royal Financial of any representation, warranty, or covenant in the Merger Agreement, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, Royal Financial or Royal Bank enters into any acquisition agreement or any acquisition proposal is consummated; or

•
Royal Financial terminates the Merger Agreement because it receives a proposal, which its board of directors determines is superior to the merger with Finward and the Royal Financial board approves such proposal, or it enters into a definitive agreement, agreement in principle, or letter of intent with respect to any such proposal.

Interests of Officers and Directors in the Merger that Are Different From Yours (page 109)
When Royal Financial’s stockholders consider the recommendation of the Royal Financial board of directors to approve the Merger Agreement and the merger, you should be aware that certain of Royal Financial’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Royal Financial’s stockholders generally that may present actual or apparent conflicts of interest. Royal Financial’s directors were aware of these interests and took them into account in approving the Merger Agreement. These interests include, among other things: certain payments under mutual termination of employment agreements for certain officers of Royal Financial related to the termination of their existing employment agreements; offers of employment by Finward and Peoples Bank to Royal Financial officers Andrew Morua, Royal Financial’s Senior Vice President – Chief Lending Officer, and Richard Nichols, Royal Financial’s Senior Vice President – Commercial Lending and Group Manager; the appointment of Robert W. Youman to the Finward and Peoples Bank boards of directors; and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
Accounting Treatment of the Merger (page 102)
The mergers will be accounted for as a business combination by Finward using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Royal Financial as of the effective time will generally be recorded at their respective fair values and added to those of Finward. Any excess of the purchase price over the acquisition accounting values will be recorded as goodwill. The consolidated financial statements of Finward issued after the closing of the mergers will reflect these acquisition accounting values and will not be restated retroactively to reflect the historical financial position or results of operations of Royal Financial.
Rights of Stockholders After the Merger (page 118)
When the merger is completed, Royal Financial’s stockholders owning at least 101 shares of Royal Financial common stock will receive Finward stock as part of the merger consideration and will become Finward stockholders, and their rights will then be governed by Finward’s articles of incorporation and bylaws and applicable law. Finward is organized under Indiana law and Royal Financial is organized under Delaware law. Upon the completion of the merger, Royal Financial stockholders will own approximately 18.1% of the issued and outstanding common stock of the combined company and, as such, will have decreased voting power compared to the voting power they currently possess as stockholders of Royal Financial. To review the differences in the rights of stockholders under each company’s governing documents, see “Comparison of the Rights of Stockholders” beginning on page 118.
Material Federal Tax Consequences of the Merger (page 114)
Finward and Royal Financial expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. The federal tax consequences of the merger to stockholders of Royal Financial will depend primarily on whether they exchange their Royal Financial common stock solely for Finward common stock, solely for cash, or for a combination of Finward common stock and cash. Royal Financial stockholders who exchange their shares solely for Finward common stock should not recognize gain or loss except with respect to the cash they receive in lieu of a fractional share. Royal Financial stockholders who exchange their shares solely for cash should recognize gain or loss on the exchange. Royal Financial stockholders who exchange their shares for a combination of Finward common stock and cash should recognize gain, but not any loss, on the exchange. The actual federal income tax consequences to Royal Financial stockholders of electing to receive cash, Finward common stock, or a combination of cash and stock will not be ascertainable at the time Royal Financial stockholders make their elections because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all Royal Financial stockholders. Determining the actual tax consequences of the merger to you can be complicated and will depend on your particular circumstances. Royal Financial stockholders should consult their own tax advisors for a full understanding of the merger’s tax consequences that are particular to each stockholder.
To review the tax consequences of the merger to Royal Financial’s stockholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page 114.
Market Prices and Share Information
The following table shows (1) the closing market prices of Finward common stock as quoted on the OTC Pink Marketplace and of Royal Financial common stock as quoted on the OTCQX on July 28, 2021, the last business day prior to the announcement of the merger, and on October 29, 2021, the most recent date practicable preceding the date of this joint proxy statement/prospectus, and (2) the equivalent value of a share of Royal Financial common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. The equivalent prices per share of Royal Financial common stock were calculated by multiplying the market price of Finward common stock by 0.4609, which is the exchange ratio for the stock consideration in the merger (subject to adjustment), representing the number of shares of Finward common stock that Royal Financial stockholders electing to receive the stock consideration would receive in the merger for each share of Royal Financial common stock, assuming no proration. All amounts in the table below are presented in dollars per share.
	Finward Common Stock	Royal Financial Common Stock	Equivalent Value Per Share of Royal Financial Common Stock
July 28, 2021	$44.00	$19.26	$20.28
October 29, 2021	$42.75	$19.50	$19.70

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find More Information” on page 157), including the risk factors included in Finward’s Annual Report on Form 10-K for the year ended December 31, 2020, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus titled “Cautionary Note About Forward-Looking Statements” on page 24.
Because the market price of Finward shares of common stock will fluctuate, Royal Financial stockholders cannot be sure of the value of the merger consideration they may receive.
Upon completion of the merger, each share of Royal Financial common stock held by a Royal Financial stockholder owning 101 or more shares will be converted into the right to receive merger consideration consisting of 0.4609 shares of Finward common stock or $20.14 in cash, or a combination of stock and cash, pursuant to the terms of the Merger Agreement. Because the exchange ratio for the stock portion of the merger consideration is fixed, any change in the market price of Finward’s common stock prior to completion of the merger will affect the value of any stock consideration that Royal Financial stockholders receive upon completion of the merger. At the time of the Royal Financial Annual Meeting and prior to the election deadline, Royal Financial stockholders will not necessarily know what the market value of 0.4609 shares of Finward common stock will be upon completion of the merger or whether this value will be greater or less than the $20.14 per share cash merger consideration. While Royal Financial will have the right to terminate the Merger Agreement in the event of a specified decline in the market value of Finward common stock relative to the value of a designated market index unless Finward elects to increase the aggregate merger consideration (see “The Merger Agreement – Termination”), neither company is otherwise permitted to terminate the Merger Agreement or resolicit the vote of Royal Financial’s stockholders solely because of changes in the market price of Finward’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Finward’s business, operations, and prospects, and regulatory considerations. Many of these factors are beyond the control of Finward or Royal Financial. You should obtain current market quotations for shares of Finward and Royal Financial common stock before you vote and before you make your election.
Royal Financial stockholders may receive a form of consideration different from what they elect.
While each Royal Financial stockholder may elect to receive all Finward common stock, all cash, or a combination of stock and cash in the merger, the percentages of the shares of Royal Financial common stock outstanding immediately prior to the merger that will be converted into the stock consideration and the cash consideration are fixed at 65% and 35%, respectively. As a result, if either a stock election or a cash election is oversubscribed, and a Royal Financial stockholder chooses the form of merger consideration that is oversubscribed, the Royal Financial stockholder might receive a portion of the stockholder’s consideration in the form the stockholder did not elect. If a Royal Financial stockholder receives less Finward common stock than the stockholder elected, the stockholder will likely recognize more gain for federal income tax purposes than the stockholder would have recognized had the stockholder received more Finward common stock. Royal Financial stockholders will not know which form of merger consideration they will receive for all of their Royal Financial shares until after we complete the merger.
The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may impose conditions that could have an adverse effect on Finward.
Before the merger can be completed, Finward must receive from the FRB either a waiver of the application requirements or approval of the merger of Royal Financial into Finward, and the FDIC, IDFI, and IDFPR all must approve the merger of Royal Bank into Peoples Bank. The FDIC and IDFI will consider, among other factors, the competitive impact of the holding company merger and the bank merger, the financial and managerial resources of Finward and Royal Financial and their subsidiary banks, and the convenience and needs of the communities to be served. As part of that consideration, we expect that the FDIC and IDFI will review issues related to capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws. Finward filed a request for confirmation from the FRB that no formal application is required to be submitted to the FRB for the transactions contemplated by the Merger Agreement. There can be no assurance as to whether these and other regulatory approvals and waivers will be received, the timing of those approvals and waivers, or whether any conditions will be imposed in connection with such approvals and waivers.
Additionally, these governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, Finward following the merger, any of which might have an adverse effect on Finward following the merger.
Failure to complete the merger could negatively impact the stock price and future business and financial results of Royal Financial.
If the merger is not completed, the ongoing business of Royal Financial may be adversely affected and Royal Financial will be subject to several risks, including the following:
•	Royal Financial will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, and printing fees;
•
under the Merger Agreement, Royal Financial is subject to certain restrictions on the conduct of its business pending the completion of the merger, which may materially and adversely affect its ability to fully execute its business plan;

•
under the Merger Agreement, Royal Financial is required to pay a termination fee of $2,000,000 if the Merger Agreement is terminated under specific circumstances, including if Royal Financial accepts an acquisition proposal from a third party other than Finward; and

•
matters relating to the merger may require substantial commitments of time and resources by Royal Financial management, which could otherwise have been devoted to other opportunities that may be beneficial to Royal Financial as an independent company.

In addition, the financial markets as well as customers and employees of Royal Financial may react unfavorably if the merger is not completed. Royal Financial also may be subject to litigation related to any failure to complete the merger.
Royal Financial’s stockholders who receive the stock consideration will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
Royal Financial’s stockholders currently have the right to vote in the election of the Royal Financial board of directors and on other significant matters affecting Royal Financial, such as the proposed merger with Finward. When the merger occurs, each Royal Financial stockholder who holds at least 101 shares of Royal Financial common stock and who receives stock consideration in the merger will become a stockholder of Finward with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Royal Financial. Based on the anticipated number of Finward common shares to be issued in the merger, it is anticipated that the Royal Financial stockholders will own approximately 18.1% of all of the outstanding shares of Finward’s common stock. Because of this, Royal Financial’s stockholders will have less influence on the management and policies of Finward than they now have on the management and policies of Royal Financial. Furthermore, stockholders of Finward do not have preemptive or similar rights, and therefore, Finward can sell additional voting securities in the future without offering them to the former Royal Financial stockholders, which would further reduce their ownership percentage in, and voting control over, Finward.
Finward may be unable to successfully integrate Royal Bank’s operations and retain Royal Bank’s employees.
The merger involves the integration of two companies that have previously operated independently. The potential difficulties of combining the operations of the two companies, particularly combining the operations of Royal Bank with Peoples Bank, include:
•	integrating personnel with diverse business backgrounds;
•	combining different corporate cultures;
•	integrating systems; and
•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Finward, Peoples Bank, Royal Financial, or Royal Bank, and the loss of key personnel. The merger of Royal Bank with Peoples Bank is expected to benefit from the experience and expertise of certain key employees of Royal Bank who are expected to be retained by Finward. However, there can be no assurances that Finward will be successful in retaining these employees for the time period necessary to integrate Royal Bank into Peoples Bank at the level desired by Finward. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Royal Bank into Peoples Bank could have an adverse effect on the business and results of operations of Finward or Peoples Bank, and therefore, Finward’s stock price.
Finward may be unable to retain Royal Bank’s customers or grow the Royal Financial business.
Royal Bank operates in geographic markets and with customers primarily located in or near Cook County, Illinois. Finward’s markets and customers are located primarily in Northwest Indiana and the South Suburban Chicagoland market. Although Finward is not anticipating major differences between the preferences of Royal Bank’s customers compared to Peoples Bank’s customers, due to the merger there will be a change in products, services, ownership, or management of Royal Bank. This could cause Royal Bank’s customers to change their existing banking relationship with Royal Bank or, after the merger, Peoples Bank, which could have an adverse effect on the business and results of operations of Finward and Peoples Bank.
The fairness opinions delivered to Royal Financial’s and Finward’s respective boards of directors prior to the signing of the Merger Agreement do not reflect changes in circumstances subsequent to the dates of the fairness opinions.
The fairness opinion of Boenning was delivered to Royal Financial’s board of directors on July 28, 2021 and speaks only as of such date. Similarly, the fairness opinion of Stephens was delivered to Finward’s board of directors on July 28, 2021 and speaks only as of such date. Changes in the operations and prospects of Finward and Royal Financial, general market and economic conditions, and other factors both within and outside of Finward’s and Royal Financial’s control may significantly alter the relative value of the companies by the time the merger is completed. Neither Boenning’s nor Stephen’s opinions speak as of the time the merger will be completed or as of any date other than the dates of such opinions.
The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from attempting to acquire Royal Financial.
Until the completion of the merger, with some exceptions, Royal Financial is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Finward. In addition, Royal Financial has agreed to pay a termination fee of $2,000,000 to Finward if the board of directors of Royal Financial withdraws, modifies, or changes its approval or recommendation of the Merger Agreement or approves or publicly recommends an alternative acquisition proposal with a third party, or if Royal Financial terminates the Merger Agreement after approving a third-party proposal. These provisions could discourage other companies from trying to acquire Royal Financial even though such other companies might be willing to offer greater value to Royal Financial’s stockholders than Finward has offered under the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Royal Financial’s financial condition.
The unaudited pro forma combined condensed financial statements included in this joint proxy statement/prospectus may differ materially from the actual financial condition and results of operations of Finward following the completion of the merger.
The unaudited pro forma combined condensed financial statements in this joint proxy statement/prospectus are presented for illustrative purposes and are not necessarily indicative of what Finward’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated in the pro forma financial statements, or the financial condition or results of operations of Finward after the merger is completed. The unaudited pro forma combined condensed financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected costs savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements reflect adjustments, which are based upon preliminary estimates, to record the Royal Financial identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and the final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of Royal Financial as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, please see “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 26.
Certain of Royal Financial’s officers and directors have interests that are different from, or in addition to, the interests of Royal Financial’s stockholders generally.
Certain of Royal Financial’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Royal Financial’s stockholders generally that may present actual or apparent conflicts of interest. Royal Financial’s directors were aware of these interests and took them into account in approving the Merger Agreement. These interests include, among other things: certain payments under mutual termination of employment agreements for certain officers of Royal Financial related to the termination of their existing employment agreements; offers of employment by Finward and Peoples Bank to Royal Financial officers Andrew Morua, Royal Financial’s Senior Vice President – Chief Lending Officer, and Richard Nichols, Royal Financial’s Senior Vice President – Commercial Lending and Group Manager; the appointment of Robert W. Youman to the Finward and Peoples Bank boards of directors; and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by Royal Financial’s stockholders of taxable gain or loss in respect of their Royal Financial shares.
Finward and Royal Financial intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service (“IRS”) will not provide a ruling on the matter, Finward and Royal Financial, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code for federal tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, a Royal Financial stockholder generally would recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the aggregate fair market value of the Finward common stock received in the exchange, and (2) the Royal Financial stockholder’s aggregate adjusted tax basis in the Royal Financial common stock surrendered in the exchange. Furthermore, if the merger fails to qualify as a reorganization, Finward, as successor to Royal Financial, may incur a significant tax liability since the merger would be treated as a taxable sale of Royal Financial’s assets for U.S. federal income tax purposes.
The shares of Finward common stock to be received by Royal Financial stockholders as a result of the merger will have different rights from the shares of Royal Financial common stock.
Following completion of the merger, Royal Financial stockholders who own 101 or more shares of Royal Financial common stock and who receive stock consideration in the merger will become Finward stockholders, and their rights as stockholders will be governed by Indiana law and Finward’s articles of incorporation and bylaws. The rights associated with Royal Financial’s common stock are governed by Delaware corporate law and the certificate of information and bylaws of Royal Financial and are different from the rights associated with Finward’s common stock. See the section of this joint proxy statement/prospectus entitled “Comparison of the Rights of Stockholders” (beginning on page 118) for a discussion of the different rights associated with Finward’s and Royal Financial’s common stock.
Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the merger, it is possible that some customers and other persons with whom Finward or Royal Financial has a business relationship may delay or defer certain business decisions or might seek to terminate, change, or renegotiate their relationships with Finward or Royal Financial, as the case may be, as a result of the merger, which could negatively affect Finward’s or Royal Financial’s respective revenues, earnings, and cash flows, as well as the market price of Finward common stock, regardless of whether the merger is completed. In addition, under the terms of the Merger Agreement, Royal Financial is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness, or make capital expenditures. Such limitations could negatively affect Royal Financial’s business and operations prior to the completion of the merger.
If you are a Royal Financial stockholder and you surrender your Royal Financial stock certificates to make an election, you may be unable to sell your shares in the market pending the completion of the merger.
If you are a stockholder of record of Royal Financial and want to make a valid stock, cash, or mixed election, you will have to deliver your Royal Financial stock certificates (or follow the procedures for guaranteed delivery) with a properly completed and signed election form to the exchange agent for the merger. You will not be able to sell any shares of Royal Financial common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Royal Financial common stock for any reason until you receive Finward common stock and/or cash in the merger. In the time between the election deadline and the closing of the merger, the trading price of Royal Financial or Finward common stock may decrease, and you might otherwise want to sell your shares of Royal Financial common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.
There are risks related to Finward’s business that will affect the combined company after the merger.
You should read and consider the risk factors specific to Finward’s business that will also affect the combined company after the merger, as described in Finward’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed by Finward with the SEC and incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 157.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Forward-looking statements include statements with respect to management’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of Finward and Royal Financial, and which may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.
In addition, certain statements may be contained in the future filings of Finward with the SEC, in press releases, and in oral and written statements made by or with the approval of Finward that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of such forward-looking statements include, but are not limited to:
•
statements about the benefits of the merger between Finward and Royal Financial, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger;

•	statements of plans, objectives, and expectations of Finward or Royal Financial or their managements or boards of directors;
•	statements of future economic performance; and
•	statements of assumptions underlying such statements.
All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as “believe,” “contemplate,” “seek,” “estimate,” “plan,” “project,” “anticipate,” “assume,” “expect,” “intend,” “targeted,” “continue,” “remain,” “will,” “should,” “indicate,” “would,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties.
Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
•	the risk that the businesses of Finward and Royal Financial will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected;
•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;
•	revenues or earnings following the merger may be lower than expected;
•
deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the merger on the proposed terms and schedule;
•	the failure of Finward’s and/or Royal Financial’s stockholders to approve the merger;
•
local, regional, national, and international economic conditions and the impact they may have on Finward and Royal Financial and their customers and Finward’s and Royal Financial’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;
•	material changes in the value of Finward’s common stock;

•	the dilution caused by Finward’s issuance of additional shares of its capital stock in connection with the proposed transaction;
•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;
•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate, or not predictive of actual results;
•	inflation, interest rate, securities market, and monetary fluctuations;
•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;
•	prepayment speeds, loan originations, and credit losses;
•	sources of liquidity;
•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships, and revenues;
•	changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which Finward and Royal Financial must comply;
•	the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the FRB;
•	Finward’s and Royal Financial’s common shares outstanding and common stock price volatility;
•	legislation affecting the financial services industry as a whole, and/or Finward and Royal Financial and their subsidiaries, individually or collectively;
•	governmental and public policy changes;
•	financial resources in the amounts, at the times, and on the terms required to support Finward’s and Royal Financial’s future businesses;
•	the impact on Finward’s or Royal Financial’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and
•	uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Finward, Royal Financial, and the proposed transaction.
Additional factors that could cause Finward’s results to differ materially from those described in the forward-looking statements can be found in Finward’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Finward or Royal Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Finward and Royal Financial undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.
We caution you not to place undue reliance on the forward-looking statements.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
The following tables present the unaudited pro forma combined condensed financial information for Finward and Royal Financial giving effect to the merger. The unaudited pro forma combined condensed balance sheet as of June 30, 2021 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed income statements for the twelve months ended December 31, 2020, and for the six months ended June 30, 2021, present the combined results of operations of Finward and Royal Financial as if the merger had been effective on January 1, 2020, the first day of Finward’s 2020 fiscal year.
In the transaction, Royal Financial will merge with and into Finward, with Finward as the surviving entity. In connection with the merger, each outstanding share of Royal Financial common stock (other than shares then held of record by Finward, shares held as treasury shares of Royal Financial, and dissenting shares) owned by stockholders owning of record and/or beneficially at least 101 shares of Royal Financial common stock will be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares of Finward common stock (subject to certain adjustments as described in the Merger Agreement), or $20.14 in cash, subject to limitations and prorations such that 65% of the outstanding shares of Royal Financial common stock will be converted into the stock consideration and 35% of the outstanding Royal Financial shares will be converted into the cash consideration. For purposes of the unaudited pro forma combined condensed financial information set forth herein, it is assumed that no adjustments to the stock consideration will be applicable. Stockholders of Royal Financial who own of record and/or beneficially fewer than 101 shares of Royal Financial common stock will be entitled to receive fixed consideration of $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration. Each Royal Financial stockholder also will receive cash in lieu of any fractional shares of Finward common stock that such stockholder would otherwise receive in the merger, with the amount of cash based on the volume-weighted average of the daily closing prices of a share of Finward common stock during the 15 consecutive trading days immediately preceding the second business day prior to the closing of the merger. See “The Merger Agreement – Merger Consideration” beginning on page 79.
Finward expects that it will incur merger and integration charges as a result of the merger. The unaudited pro forma combined condensed financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect any possible financial benefits, including from the realization of future cost savings from operating efficiencies or any other synergies that may result from the merger, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Finward and Royal Financial been combined during the periods presented.
The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States (“GAAP”). Under the acquisition method of accounting, the assets and liabilities of Royal Financial, as of the completion date of the merger, will be recorded at their fair values and the excess of the purchase price over the fair value of the net assets will be allocated to goodwill. Financial statements of Finward issued after the consummation of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of Royal Financial. The operating results of Royal Financial will be reflected in Finward’s consolidated financial statements from and after the date the merger is completed.
The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Royal Financial’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of Royal Financial will change the amount of the purchase price allocable to goodwill. Additionally, changes to Royal Financial’s stockholders’ equity, including net income and changes in the market value of Finward’s common stock through the date the merger is completed, also will change the amount of goodwill recorded. As a result, the final adjustments may be materially different from the unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information presented herein. The unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information are described in greater detail in the notes thereto.
The following unaudited pro forma combined condensed balance sheet as of June 30, 2021 combines the unaudited consolidated balance sheet of Finward as of June 30, 2021 with the audited consolidated balance sheet of Royal Financial as of June 30, 2021, as if the merger had occurred on June 30, 2021. The following unaudited pro forma combined condensed consolidated income statement for the twelve months ended December 31, 2020 combines the audited consolidated income statement of Finward for the twelve months ended December 31, 2020 with the unaudited consolidated income statement of Royal Financial for the twelve months ended December 31, 2020, as if the merger had occurred on January 1, 2020. The following unaudited pro forma combined condensed consolidated income statement for the six months ended June 30, 2021 combines the unaudited consolidated income statement of Finward for the six months ended June 30, 2021 with the unaudited consolidated income statement of Royal Financial for the six months ended June 30, 2021, as if the merger had occurred on January 1, 2020. The unaudited pro forma combined condensed financial information is based on, and should be read together with, (i) the historical consolidated financial statements and related notes of Finward contained in its Annual Report on Form 10-K for the year ended December 31, 2020, as revised pursuant to the corrected historical financial information presented in Exhibit 99.1 to Finward’s Form 8-K filed with the SEC on September 7, 2021, and the historical financial statements and related notes as of and for the six months ended June 30, 2021 contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which are incorporated by reference into this joint proxy statement/prospectus, and (ii) the historical consolidated financial statements and related notes of Royal Financial contained in this joint proxy statement/prospectus beginning at page F-1 for the year ended June 30, 2021.
Finward has a fiscal year that ends on December 31. Meanwhile, Royal Financial has a fiscal year that ends on June 30. In compiling the unaudited pro forma condensed combined financial information, Finward has taken the necessary steps to present the Royal Financial financial information to the period closest to Finward’s reporting period.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET
As of June 30, 2021
($ in thousands)
	Finward Historical	Royal Financial Historical	Pro Forma Adjustments	Pro Forma Combined
Assets
Cash and non-interest bearing balances in financial institutions	$17,750	$3,470	$(4,076)[a]	$17,797
Cash consideration for acquisition			(19,056)[b]
Sale of securities portfolio			31,889[c]
Redemption of notes payable			(12,000)[d]
Interest bearing balances in financial institutions	50,406	9,260	—	59,666
Federal funds sold	649	102	—	751
Total cash and cash equivalents	68,625	12,832	(3,243)	78,214
Certificates of deposit in other financial institutions	1,471	492	—	1,963
Securities available-for-sale	473,927	31,889	(31,889)[c]	473,927
Loans held for sale	5,878	—	—	5,878
Loans receivable, net	969,491	464,224	(6,174)[e]	1,427,541
Allowance for loan losses	(13,639)	(3,858)	3,858[l]	(13,639)
Federal Home Loan Bank stock	3,247	1,303	—	4,550
Accrued interest receivable	4,803	2,220	—	7,023
Premises and equipment	30,046	15,412	(1,963)[h]	43,495
Foreclosed real estate	368	157	—	525
Cash value of bank owned life insurance	31,082	—	—	31,082
Goodwill	11,109	1,755	13,221[f]	24,330
			(1,755)[n]
Other intangible assets	3,622	538	1,922[g]	6,082
Other assets	13,483	6,759	1,058[k]	21,300
Total assets	$1,603,513	$533,723	$(24,965)	$2,112,271
Liabilities
Deposits:
Noninterest-bearing demand	$275,819	$86,706	—	$362,525
Interest-bearing	1,119,277	379,607	919[m]	1,499,803
Total deposits	1,395,096	466,313	919	1,862,328
Repurchase agreements	24,399	—		24,399
Other borrowed money	—	12,000	(12,000)[d]	—
Accrued expenses and other liabilities	28,449	7,296	—	35,745
Total liabilities	1,447,944	485,609	(11,081)	1,922,472
Stockholders’ Equity
Common stock	—	26	(26)[i]	—
Additional paid-in capital	30,141	24,435	(24,435)[i]	30,141
Treasury stock	—	(666)	666[i]	—
Additional paid in capital (from Finward for Royal Financial acquisition)			53,286[j]	53,286
Preferred stock	—	—	—	—
Accumulated other comprehensive income	8,209	800	(800)[i]	8,209
Retained earnings	117,219	23,519	(23,519)[i]	98,163
Deduction to retained earnings – paid to acquiree shareholders			(19,056)[b]
Stockholders’ equity	155,569	48,114	(13,884)	189,799
Total liabilities and stockholders’ equity	$1,603,513	$533,723	$(24,965)	$2,112,271
See accompanying notes to unaudited pro forma combined condensed financial statements.

Pro Forma Adjustment Notes:
[a]	Royal Financial pre-acquisition date deal cost.
[b]	Cash consideration for purchase of Royal Financial.
[c]	Sale of Royal Financial investment portfolio.
[d]	Redemption of note payable and $5 million of Federal Home Loan Bank advances.
[e]	Credit and interest rate mark on Royal Financial portfolio.
[f]	Computed goodwill on the transaction.
[g]	Estimated core deposit intangible less Royal Financial’s outstanding CDI.
[h]	Fair value mark on fixed assets.
[i]	Stockholders’ equity elimination for Royal Financial.
[j]	Dividend from Peoples Bank to Finward.
[k]	To record dererred tax asset as a result of pro forma adjustments resulting from tick mark [g], [h], [l], and [m].
[l]	Write-off of Royal Financial’s allowance for loan loss.
[m]	Estimated certificate of deposit premium.
[n]	Closeout of Royal Financial goodwill.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED INCOME STATEMENT
For the twelve months ended December 31, 2020
($ in thousands)
	Finward Historical	Royal Financial Historical	Pro Forma Adjustments	Pro Forma Combined
Interest Income
Loans and leases	$44,867	$16,909	$654[1][2]	$62,430
Securities	6,512	842	—	7,354
Other interest earning assets	242	110	—	352
Total interest income	51,621	17,861	654	70,136
Interest Expense
Deposit interest	5,321	2,720	(502)[4]	7,539
Repurchase agreements	87	—	—	87
Other borrowed funds	332	272	—	604
Total interest expense	5,740	2,992	(502)	8,230
Net Interest Income	45,881	14,869	1,156	61,906
Provision for loan losses	3,687	2,321	—	6,008
Net Interest Income After Provision for Loan Losses	42,194	12,548	1,156	55,898
Noninterest income
Fees and service charges	5,161	598	—	5,759
Fiduciary activities	2,138	—	—	2,138
Gain on securities	2,348	814	—	3,162
Gain on sale of loans	7,588	—	—	7,588
Increase in cash value of bank owned life insurance	708	—	—	708
Gain on foreclosed real estate	78	—	—	78
Other	127	183	—	310
Total noninterest income	18,148	1,595	—	19,743

Noninterest Expense
Compensation and benefits	22,855	4,553	—	27,408
Occupancy and equipment	4,933	2,099	—	7,302
Marketing	732	112	—	844
Federal insurance premium	788	217	—	1,005
Data processing	2,267	925	—	3,192
Other	10,061	2,376	410[3]	12,847
Total noninterest expense	41,636	10,282	410	52,328
Income Before Income Taxes	18,706	3,861	746	23,313
Income tax expense	2,774	1,322	157[5]	4,253
Net Income	$15,932	$2,539	$589	$19,060
Pro Forma Adjustment Notes:
[1]	Accretion of loan discount.
[2]	Retirement of purchase discount amortization from prior acquisition.
[3]	Core deposit intangible amortization.
[4]	Amortization of certificate of deposit premium.
[5]	To reflect tax effect of pro forma adjustments at 21%.
See accompanying notes to unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2021
($ in thousands)
	Finward Historical	Royal Financial Historical	Pro Forma Adjustments	Pro Forma Combined
Interest Income
Loans and leases	$21,021	$9,138	$327[1]	$30,486
Securities	4,105	332	—	4,437
Other interest earning assets	36	21	—	57
Total interest income	25,162	9,491	327	34,980
Interest Expense
Deposit interest	1,200	837	(251)[3]	1,786
Repurchase agreements	22	—	—	22
Other borrowed funds	22	108	—	130
Total interest expense	1,244	945	(251)	1,938
Net Interest Income	23,918	8,546	578	33,042
Provision (credit) for loan losses	1,154	(60)	—	1,094
Net Interest Income After Provision for Loan Losses	22,764	8,606	578	31,948
Noninterest income
Fees and service charges	2,537	325	—	2,862
Fiduciary activities	1,183	—	—	1,183
Gain on securities	686	—	—	686
Gain on sale of loans	3,165	—	—	3,165
Increase in cash value of bank owned life insurance	357	—	—	357
Gain on foreclosed real estate	27	—	—	27
Gain on sale of premises and equipment	—	8	—	8
Other	38	93	—	131
Total noninterest income	7,993	426	—	8,419
Noninterest Expense
Compensation and benefits	11,582	2,496	—	14,078
Occupancy and equipment	2,696	1,109	—	3,805
Marketing	1,125	73	—	1,198
Federal insurance premium	394	156	—	550
Data processing	384	484	—	868
Other	5,322	954	205[2]	6,481
Total noninterest expense	21,503	5,272	205	26,980
Income Before Income Taxes	9,254	3,760	373	13,387
Income tax expense	1,140	672	78[4]	1,890
Net Income	$8,114	$3,088	$295	$11,497
Pro Forma Adjustment Notes:
[1]	Accretion of loan discount.
[2]	Core deposit intangible amortization.
[3]	Amortization of certificate of deposit premium.
[4]	To reflect tax effect of proforma adjustments at 21%.
See accompanying notes to unaudited pro forma combined condensed financial statements.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements
Note 1 – Basis of Presentation
The unaudited pro forma combined condensed consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2020 is presented as if the acquisition occurred on January 1, 2020 and the unaudited pro forma combined condensed consolidated statement of income for the six months ended June 30, 2021 is presented as if the acquisition occurred on January 1, 2020. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2021 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.
Note 2 – Purchase Price
Each share of Royal Financial common stock issued and outstanding immediately prior to the merger (other than shares held of record by Finward, shares held as treasury shares of Royal Financial, and dissenting shares) will have the right to receive, at the stockholder’s election, 0.4609 shares of Finward common stock or $20.14 in cash, or a combination of both, for each share of Royal Financial’s common stock, subject to allocation provisions and adjustment; provided that, Royal Financial stockholders owning less than 101 shares of Royal Financial common stock as of the effective time of the merger will only be entitled to receive $20.14 per share in cash and will not be entitled to receive any shares of Finward common stock.
Note 3 – Allocation of Purchase Price
Under the acquisition method of accounting, Royal Financial’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the merger and to adjust Royal Financial’s assets and liabilities to their estimated fair values at June 30, 2021.

Summary of Purchase Price Calculation and Goodwill Resulting from Royal Financial Merger
(dollars in thousands except share and per share data, unaudited)
Purchase price of Royal Financial:
Royal Financial shares outstanding	2,567,573
% of shares exchanged	65%
Shares exchanged	1,668,922
Exchange ratio	0.4609
Shares of Finward stock issued	769,206
Finward stock price	$44.50
Purchase price - stock	$34,230	$34,230
Royal Financial shares outstanding	2,567,573
% of shares paid in cash	35%
Shares paid in cash	898,651
Cash consideration per share	$20.14
Purchase price - cash	$18,099	$18,099
Purchase price - stock and cash		$52,329
Cash consideration per share	$20.14
Less: weighted average strike price	$11.69
Net cash per option	$8.45
Royal Financial options outstanding	113,200
Aggregate cash to option holders	$957	$957
Total purchase price		$53,286
Allocated to:
Historical book value of Royal Financial's assets and liabilities	$48,114.00
Royal Financial's estimated transaction expenses, net of tax	(4,076.00)
Cash out of stock options tax benefit	239.00
Close out of Royal Financial goodwill	(1,755.00)
Close out of Royal Financial core deposit intangible, net of tax benefit	(404.00)
Adjusted book value of Royal Financial's assets and liabilities	$42,118.00	$42,118.00
Adjustments to record assets and liabilities:
at fair value:
Loans, fair value mark	$(6,174)
Fixed asset, fair value mark	(1,963)
Allowance for loan losses write-off	3,858
Core deposit intangible	2,460
Certificate of deposit premium	(919)
Deferred tax assets	455
Deferred tax liabilities	230
Total allocation	$(2,053.00)	$(2,053.00)
Computed goodwill		$13,221.00
The following pro forma adjustments are reflected in the unaudited pro forma combined consolidated financial information for the merger with Royal Financial.
A.	Fixed cash component of purchase price of $20.14 per share and Royal Financials’ and Finward’s combined estimated transaction expenses.
B.
Fair value adjustment on loans of $6.2 million, of which $3.4 million is estimated to be accretable to interest income over a four year period and the elimination of Royal Financials’ $3.9 million allowance for loan losses.

C.	Estimate of goodwill that will be recognized as part of the purchase accounting transaction. See the purchase price allocation in Note 3 for calculation.

D.
Estimate of core deposit intangible asset that will be recognized as part of the business combination. It is projected that this intangible asset will be amortized on a straight-line basis over a 6-year period.

E.
Estimate of certificate of deposit premium liability that will be recognized as part of the business combination. It is projected that this intangible liability will be amortized on a straight-line basis over a 2-year period.

F.
Elimination of Royal Financials’ stockholders’ equity and the issuance of Finward shares in the merger. The fair value of Finward common stock was based on the May 10, 2021 closing price of $44.50 per share.

G.	Accretion estimate for interest income on loans for the year ended December 31, 2020 and for the six months ended June 30, 2021.
H.	Amortization estimate of core deposit intangible for the year ended December 31, 2020 and for the six months ended June 30, 2021.
I.	Estimate of taxes for pro forma purposes at a rate of 21% for the year ended December 31, 2020 and for the six months ended June 30, 2021.

SPECIAL MEETING OF FINWARD’S STOCKHOLDERS
General
This joint proxy statement/prospectus is being furnished to Finward stockholders in connection with the solicitation of proxies by the board of directors of Finward for use at the Special Meeting of Finward’s stockholders to be held on Monday, December 13, 2021 at 11:00 a.m., local time, and at any adjournment or postponement of that meeting. The Finward Special Meeting will be held completely as a virtual meeting of stockholders instead of an in-person meeting. This joint proxy statement/prospectus and the enclosed form of proxy are being sent to Finward’s stockholders on or about [•], 2021.
Purpose of the Meeting
The Finward Special Meeting is being held for the following purposes:
•
To approve the Merger Agreement by and between Finward and Royal Financial, pursuant to which Royal Financial will merge with and into Finward. Simultaneously with the merger, Royal Savings Bank, the wholly-owned Illinois state chartered savings bank subsidiary of Royal Financial, will merge with and into Peoples Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Finward;

•	To approve the issuance of up to 803,120 shares of Finward common stock to be issued in connection with the merger of Royal Financial and Finward under the Merger Agreement;
•
To approve a proposal to adjourn the Finward Special Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the meeting in person or by proxy to approve the Merger Agreement proposal; and

•	To transact such other business as may properly come before the Finward Special Meeting or any adjournment of the Finward Special Meeting.
Finward’s board of directors and management is not aware of any other matters to be presented at the meeting other than those mentioned above and has not received notice from any stockholders requesting that other matters be considered. However, if any other business is properly presented before the Finward Special Meeting and may properly be voted upon, the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the proxy holders named therein.
A copy of the Merger Agreement is attached as Appendix A to this joint proxy statement/prospectus.
Proposals Submitted to Finward’s Stockholders
Merger Agreement Proposal (Item 1 on the Finward Proxy Card)
As discussed throughout this joint proxy statement/prospectus, Finward is asking its stockholders to approve the Merger Agreement. Finward stockholders should carefully read this document in its entirety for more detailed information regarding the Merger Agreement and the merger. In particular, stockholders are directed to the copy of the Merger Agreement attached as Appendix A to this joint proxy statement/prospectus.
Under Section 23-1-40-3 of the IBCL, a plan of merger must be approved by the stockholders of the surviving corporation in the merger if the number of voting shares of the surviving corporation outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), exceeds by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger. In order to complete the merger, Finward will need to issue up to approximately 803,120 shares of common stock, which represents approximately 23.1% of the total number of shares of Finward common stock that are expected to be outstanding immediately before the merger. For this reason, Finward must obtain stockholder approval of the Merger Agreement.
Shares Issuance Proposal (Item 2 on the Finward Proxy Card)
Finward is also asking its stockholders to consider and vote on the proposal to issue up to 803,120 shares of Finward common stock in connection with the merger. If Finward stockholders fail to approve the issuance of

Finward common stock, the merger cannot be completed. Finward stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the merger.
Adjournment Proposal (Item 3 on the Finward Proxy Card)
The Finward Special Meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Finward Special Meeting to approve the Merger Agreement or shares issuance proposals. If, at the time of the Finward Special Meeting, the number of shares of Finward common stock present or represented and voting in favor of the Merger Agreement proposal or shares issuance proposal is insufficient to approve either proposal, Finward intends to move to adjourn the Finward Special Meeting in order to enable the Finward board of directors to solicit additional proxies for approval of the proposals. In that event, Finward will ask the Finward stockholders to vote only upon the adjournment proposal and not the Merger Agreement or shares issuance proposals.
In the Finward adjournment proposal, Finward is asking its stockholders to authorize the holder of any proxy solicited by the Finward board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the Finward Special Meeting to another time and place for the purpose of soliciting additional proxies. If the Finward stockholders approve the adjournment proposal, Finward could adjourn the Finward Special Meeting and any adjourned session of the Finward Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Finward stockholders who have previously voted. If, after the adjournment, a new record date is fixed for the adjourned special meeting, notice of the adjourned special meeting will be given to each stockholder of record entitled to vote at the Finward Special Meeting.
Recommendation of Finward’s Board of Directors
The board of directors of Finward unanimously voted in favor of the Merger Agreement, the merger, and the transactions contemplated thereby, including the issuance of Finward common stock in the merger. Finward’s board of directors believes that these items and the transactions they contemplate are in the best interests of Finward and its stockholders, and recommends that Finward’s stockholders vote:
•	“FOR” the approval of the Merger Agreement proposal;
•	“FOR” the proposal to approve the issuance of the Finward common stock; and
•	“FOR” any proposal of the Finward board of directors to adjourn the meeting, if necessary.
Record Date and Voting
The close of business on October 22, 2021 has been selected as the record date for the determination of Finward’s stockholders entitled to notice of and to vote at the Finward Special Meeting. On that date, 3,479,139 shares of Finward’s common stock, without par value, were outstanding. Stockholders will be entitled to one vote for each share of Finward’s common stock held by them of record at the close of business on the record date on any matter that may be presented for consideration and action by the stockholders. The presence, in person or represented by proxy, of the holders of a majority of the outstanding shares of Finward’s common stock will constitute a quorum for the transaction of business at the Finward Special Meeting.
You may vote your shares by virtually attending the Finward Special Meeting and voting online, or by mailing us your completed proxy if you are unable or do not wish to attend. We encourage you to vote by mailing the proxy card or voting by telephone or the Internet even if you plan to virtually attend the meeting. If you are a stockholder of record as of October 22, 2021, you may vote your shares by virtually at the meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares virtually at the meeting.
All proxies properly submitted in time to be counted at the Finward Special Meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Finward board of directors on all the proposals as set forth in this joint proxy statement/prospectus and on any other matters in accordance with their best judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this joint proxy statement/prospectus may be exercised only at the Finward Special Meeting and any adjournment or postponement thereof and will not be used for any other meeting.
Vote Required
The following votes will be required to approve the proposals:
•	The approval of the Merger Agreement (Proposal No. 1) requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Finward common stock;
•
The approval of the issuance of the Finward common stock in the merger (Proposal No. 2) requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Finward common stock; and

•	The vote on the proposal to adjourn the meeting (Proposal No. 3) requires that more votes be cast in favor of the proposal than against the proposal.
Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required votes of Finward’s stockholders on the Merger Agreement and the shares issuance proposal are based on the number of outstanding shares of Finward common stock and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card, vote by telephone or the Internet, or to vote virtually online at the Finward Special Meeting, or the abstention from voting by a Finward stockholder, or the failure of any Finward stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the Merger Agreement proposal and the shares issuance proposal. Abstentions and broker non-votes will not be included in the vote count on the adjournment proposal.
A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine.” However, under the rules of the New York Stock Exchange followed by brokers, the Merger Agreement proposal and the adjournment proposal to be considered at the Finward Special Meeting are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. To avoid a broker non-vote of your shares on the Merger Agreement proposal and adjournment proposal, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.
As of the record date, Finward’s directors and executive officers owned and were entitled to vote 621,644 shares of Finward common stock, which represents approximately 17.9% of the 3,479,139 issued and outstanding shares of Finward common stock. As of the record date, neither Royal Financial nor Royal Bank owned any shares of Finward common stock, and Royal Financial’s directors and executive officers (or their affiliates) owned and were entitled to vote, or had the power to direct the voting of, 90,023 shares of Finward common stock, representing approximately 2.6% of Finward’s issued and outstanding shares of common stock.
Revocability of Proxies
Submitting a proxy on the enclosed form of proxy or voting by telephone or the Internet does not preclude a Finward stockholder from voting virtually online at the Finward Special Meeting. A Finward stockholder may revoke a proxy at any time prior to the vote at the Finward Special Meeting by:
•
delivering to Finward’s Corporate Secretary at Finward’s corporate office at 9204 Columbia Avenue, Munster, Indiana 46321, on or before the date of the Finward Special Meeting, a later-dated and signed proxy card or a written revocation of the proxy;

•
delivering to Finward at the Finward Special Meeting prior to the taking of the vote a later-dated and signed proxy card or a written revocation (if you submitted your proxy by Internet or by telephone, you can change your vote by voting over the Internet or by telephone);

•	attending the Finward Special Meeting and voting virtually online; or
•	if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.
Revoking a proxy will not affect a vote once it has been taken. Attendance at the Finward Special Meeting will not, in itself, constitute a revocation of a proxy. You must vote virtually online at the Finward Special Meeting if you wish to change a vote that you have previously made by submitting a signed proxy.
Solicitation of Proxies
The proxy solicitation of Finward’s stockholders is being made by Finward on behalf of the Finward board of directors and will be paid for by Finward. In addition to solicitation by mail, directors, officers, and employees of Finward may solicit proxies for the Finward Special Meeting from Finward’s stockholders personally or by telephone, the Internet, or other electronic means. However, Finward’s directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, Finward will reimburse brokers, dealers, banks, trustees, and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of Finward’s common stock.
In addition, Finward has made arrangements with Morrow Sodali LLC to assist in soliciting proxies for the Finward Special Meeting and has agreed to pay them $12,500, plus any charges associated with a telephone solicitation, if deemed necessary, and out-of-pocket expenses, for these services.
THE MATTERS TO BE CONSIDERED AT THE FINWARD SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF FINWARD. ACCORDINGLY, HOLDERS OF FINWARD COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE OR VOTE BY TELEPHONE OR THE INTERNET.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Finward Special Meeting, please contact Finward Bancorp, 9204 Columbia Avenue, Munster, Indiana 46321, Attention: Shareholder Services, (219) 836-4400. If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, toll free at (800) 662-5200.
Security Ownership of Certain Beneficial Holders and Management
The following table sets forth, as of October 22, 2021, which is the most recent practicable date, certain information regarding the beneficial share ownership of Finward’s common stock by: (i) each of the directors and named executive officers (“NEOs”) of Finward; and (ii) the directors and executive officers of Finward as a group. Persons and groups owning more than 5% of Finward’s common stock are required to file certain reports regarding such ownership with Finward and the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on such reports, Finward’s management knows of no persons, other than as set forth in the table below, who owned more than 5% of Finward’s common stock at October 22, 2021. Unless otherwise noted below, the address of each beneficial owner of more 5% of Finward’s common stock is c/o Finward Bancorp, 9204 Columbia Avenue, Munster, Indiana 46321.
Name	Position	Shares Beneficially Owned(1)	Percent of Class(2)
DIRECTORS AND EXECUTIVE OFFICERS:
David A. Bochnowski	Executive Chairman	361,902(3)	10.4%
Benjamin J. Bochnowski	President and Chief Executive Officer; Director	22,907(4)	*
Robert T. Lowry	Executive Vice President, Chief Operating Officer	24,999(5)	*

Name	Position	Shares Beneficially Owned(1)	Percent of Class(2)
Peymon S. Torabi(6)	Executive Vice President, Chief Financial Officer and Treasurer	7,845(7)	*
Todd M. Scheub	Executive Vice President, Chief Banking Officer	17,077(8)	*
Leane E. Cerven	Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary	16,257(9)	*
Donald P. Fesko	Director	3,324(10)	*
Edward J. Furticella	Director	64,115(11)	1.8%
Danette Garza	Director	5,875(12)	*
Joel Gorelick	Director	52,093(13)	1.5%
Amy W. Han	Director	5,799(14)	*
Robert E. Johnson, III	Director	1,805(15)	*
Kenneth V. Krupinski	Director	11,518(16)	*
Anthony M. Puntillo	Director	4,237(17)	*
James L. Wieser	Director	6,874(18)	*
All executive officers and directors as a group (16 persons)		621,644(19)	17.9%
*	Indicates less than 1% of the total number of outstanding shares of Finward’s common stock.
(1)
Amounts reported include shares of common stock held directly, as well as shares held in retirement accounts, by certain members of the named individuals’ families or held by trusts of which the named individual is a trustee or substantial beneficiary. Inclusion of shares shall not constitute an admission of beneficial ownership or voting or investment power over included shares.

(2)
For each individual or group disclosed in the table above, the figures in this column are based on 3,479,139 shares of Finward common stock issued and outstanding as of October 22, 2021, which is the most recent practicable date, plus the number of shares of Finward common stock each such individual or group has the right to acquire on or within 60 days after October 22, 2021, computed in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(3)
Includes 237,628 shares held jointly with Mr. Bochnowski’s spouse, 24,990 shares as to which Mr. Bochnowski’s spouse has voting and dispositive power, and 17,600 shares that are owned by his children for which his spouse is custodian or trustee. Also includes 8,729 shares held as co-trustee of funds for the benefit of Mr. Bochnowski’s children, 60,807 shares purchased by Mr. Bochnowski under Finward’s Employees’ Savings and Profit Sharing Plan (the “Profit Sharing Plan”), 8,530 shares held in Mr. Bochnowski’s individual retirement account as to which Mr. Bochnowski has dispositive and voting power, and 3,176 shares of restricted stock over which Mr. Bochnowski has voting but not dispositive power.

(4)
Includes 4,054 shares of restricted stock over which Mr. Bochnowski has voting but not dispositive power, 1,666 shares purchased by Mr. Bochnowski under the Profit Sharing Plan as to which Mr. Bochnowski has voting and dispositive power, and 897 shares held in Mr. Bochnowski’s individual retirement account as to which Mr. Bochnowski has dispositive and voting power.

(5)
Includes 6,105 shares held jointly with Mr. Lowry’s spouse, 2,254 shares held in his individual retirement account for which he has dispositive and voting power, and 687 shares owned by Mr. Lowry’s spouse in an individual retirement account. Also includes 2,536 shares of restricted stock over which Mr. Lowry has voting but not dispositive power, and 13,318 shares purchased by Mr. Lowry under the Profit Sharing Plan as to which Mr. Lowry has dispositive and voting power.

(6)
Mr. Torabi was appointed as the Executive Vice President, Chief Financial Officer and Treasurer of the Bancorp effective January 1, 2021. Mr. Torabi was not an NEO for 2020, but he is disclosed in the table above because he will be an NEO for 2021, as determined pursuant to Regulation S-K Item 402.

(7)
Includes 1,048 shares held jointly with Mr. Torabi’s spouse, 1,422 shares of restricted stock over which Mr. Torabi has voting but not dispositive power, and 5,375 shares purchased by Mr. Torabi under the Profit Sharing Plan.

(8)
Includes 4,434 shares held jointly with Mr. Scheub’s spouse, 2,558 shares of restricted stock over which Mr. Scheub has voting but not dispositive power, and 10,085 shares purchased by Mr. Scheub under the Profit Sharing Plan as to which Mr. Scheub has dispositive and voting power.

(9)
Includes 5,630 shares owned jointly with Ms. Cerven’s spouse, 2,408 shares of restricted stock over which Ms. Cerven has voting but not dispositive power, 7,285 shares owned by Ms. Cerven’s spouse in an individual retirement account, 134 shares purchased by Ms. Cerven under the Profit Sharing Plan as to which Ms. Cerven has dipositive and voting power, and 800 shares owned by Ms. Cerven in an individual retirement account.

(10)	Includes 2,818 shares held jointly with Dr. Fesko’s spouse, and 506 shares of restricted stock over which Dr. Fesko has voting but not dispositive power.
(11)
Includes 37,437 shares held jointly with Mr. Furticella’s spouse, 25,326 shares held in Mr. Furticella’s individual retirement account, 664 shares held by Mr. Furticella’s spouse in her individual retirement account, and 688 shares of restricted stock over which Mr. Furticella has voting but not dispositive power.

(12)
Includes 600 shares held in Ms. Garza’s individual retirement account and 496 shares of restricted stock over which Ms. Garza has voting but not dispositive power, 4,750 shares solely owned, and 29 shares purchased through Finward’s Dividend Reinvestment Plan.

(13)
Includes 698 shares of restricted stock over which Mr. Gorelick has voting but not dispositive power, 48,558 shares held in Mr. Gorelick’s individual retirement account, 917 shares held by Mr. Gorelick’s spouse in her individual retirement account, and 1,460 shares owned as custodian for Mr. Gorelick’s children.

(14)
Includes 4,945 shares held jointly with Dr. Han’s spouse and 697 shares of restricted stock over which Dr. Han has voting but not dispositive power, and 7 shares purchased through Finward’s Dividend Reinvestment Plan.

(15)	Includes 471 shares of restricted stock over which Mr. Johnson has voting but not dispositive power, 1,330 shares solely owned, and 4 shares purchased through Finward’s Dividend Reinvestment Plan.
(16)
Includes 9,787 shares held jointly with Mr. Krupinski’s spouse, 1,000 shares held in Mr. Krupinski’s 401(k) for which Mr. Krupinski has voting and dispositive power, and 731 shares of restricted stock over which Mr. Krupinski has voting but not dispositive power.

(17)	Includes 708 shares of restricted stock over which Dr. Puntillo has voting but not dispositive power, and 1 share purchased through Finward’s Dividend Reinvestment Plan.
(18)	Includes 6,158 shares held jointly with Mr. Wieser’s spouse, and 716 shares of restricted stock over which Mr. Wieser has voting but not dispositive power.
(19)	Includes 99,206 shares held under the Profit Sharing Plan and 24,029 shares of restricted stock granted under Finward’s 2015 Stock Option and Incentive Plan.

ANNUAL MEETING OF ROYAL FINANCIAL’S STOCKHOLDERS
General
This joint proxy statement/prospectus is being furnished to Royal Financial stockholders in connection with the solicitation of proxies by the board of directors of Royal Financial for use at the Annual Meeting of Royal Financial’s stockholders to be held on Monday, December 13, 2021 at 1:00 p.m. local time, at the main office of Royal Financial, located at 9226 South Commercial Avenue, Chicago, Illinois 60617, and at any adjournment or postponement of that meeting. This joint proxy statement/prospectus and the enclosed form of proxy are being sent to Royal Financial’s stockholders on or about [•], 2021.
Purpose of the Meeting
The Royal Financial Annual Meeting is being held for the following purposes:
•
To approve and adopt the Merger Agreement by and between Finward and Royal Financial, pursuant to which Royal Financial will merge with and into Finward. Simultaneously with the merger, Royal Bank, the wholly-owned Illinois state chartered savings bank subsidiary of Royal Financial, will merge with and into Peoples Bank, the wholly-owned Indiana state chartered commercial bank subsidiary of Finward;

•	To elect two Class II Directors to serve three-year terms expiring at the earlier of Royal Financial’s 2024 annual meeting of stockholders or the consummation of the merger with Finward;
•	To ratify the appointment of Crowe as Royal Financial’s independent auditor for the fiscal year ending June 30, 2022;
•
To approve a proposal to adjourn the Royal Financial Annual Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the annual meeting in person or by proxy to approve any of the above items; and

•	To transact such other business as may properly come before the Royal Financial Annual Meeting or any adjournment of the meeting.
Royal Financial’s board of directors and management is not aware of any other matters to be presented at the meeting other than those mentioned above and has not received notice from any stockholders requesting that other matters be considered. However, if any other business is properly presented before the Royal Financial Annual Meeting and may properly be voted upon, the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the proxy holders named therein.
A copy of the Merger Agreement is attached as Appendix A to this joint proxy statement/prospectus.
Recommendation of Royal Financial’s Board of Directors
The board of directors of Royal Financial unanimously voted in favor of the Merger Agreement and the merger. Royal Financial’s board of directors believes that the Merger Agreement, the merger, and the transactions contemplated thereby are in the best interests of Royal Financial and its stockholders, and recommends that Royal Financial’s stockholders vote:
•	“FOR” the approval and adoption of the Merger Agreement and the merger;
•	“FOR” the election of the director nominees named in this document;
•	“FOR” the ratification of Crowe as Royal Financial’s auditor for the fiscal year ending June 30, 2022; and
•	“FOR” any proposal of the Royal Financial board of directors to adjourn the meeting, if necessary.
Record Date and Voting
The close of business on October 27, 2021 has been selected as the record date for the determination of Royal Financial’s stockholders entitled to notice of and to vote at the annual meeting. On that date, 2,567,573 shares of Royal Financial’s common stock, $0.01 par value per share, were outstanding. Stockholders will be entitled to one vote for each share of Royal Financial’s common stock held by them of record at the close of business on the record date on any matter that may be presented for consideration and action by the stockholders. The presence, in person or represented by proxy, of the holders of a majority of the outstanding voting power of Royal Financial’s common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business at the annual meeting.
You may vote your shares in person by attending the annual meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. We encourage you to vote by mailing the proxy card even if you plan to attend the meeting. If you are a stockholder of record as of October 27, 2021, you may vote your shares in person at the meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the meeting.
All proxies properly submitted in time to be counted at the annual meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Royal Financial board of directors on all the proposals as set forth in this proxy statement/prospectus and on any other matters in accordance with their best judgment.
If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this proxy statement/prospectus may be exercised only at the annual meeting and any adjournment or postponement thereof and will not be used for any other meeting.
Vote Required
The approval of the Merger Agreement (Proposal 1) requires the affirmative vote of the holders of the issued and outstanding shares of Royal Financial common stock having a majority of the voting power of such shares entitled to vote at the annual meeting. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote (Proposal 2). The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of the independent auditor (Proposal 3) and the proposal to adjourn the annual meeting, if necessary, to solicit additional proxies (Proposal 4).
Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required votes of Royal Financial’s stockholders on the Merger Agreement are based on the voting power represented by the number of outstanding shares of Royal Financial common stock and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the annual meeting, or the abstention from voting by a Royal Financial stockholder, or the failure of any Royal Financial stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the Merger Agreement at the annual meeting.
A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine.” The proposals regarding the Merger agreement, electing Class II directors and adjournment that are being considered at the annual meeting are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. The proposal to ratify Crowe LLP as independent auditor is a routine matter and brokers are entitled to vote shares held for a beneficial owner on this matter without instructions from the beneficial owner of the shares To avoid a broker non-vote of your shares on the Merger Agreement, director election and adjournment, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.
As of the record date, Royal Financial’s directors and executive officers and their affiliates owned and were entitled to vote 520,849 shares of Royal Financial common stock, which in the aggregate represents approximately 20.29% of the voting power represented by the outstanding shares of Royal Financial common stock. Neither Finward nor any of its directors or executive officers owns any shares of Royal Financial common stock.

Revocability of Proxies
Submitting a proxy on the enclosed form of proxy does not preclude a Royal Financial stockholder from voting in person at the annual meeting. A Royal Financial stockholder may revoke a proxy at any time prior to the vote at the annual meeting by:
•
delivering to Attn: Leonard Szwajkowski, Royal Financial’s President and Chief Executive Officer, at Royal Financial’s corporate office at 9226 South Commercial Avenue, Chicago, Illinois 60617, on or before the date of the annual meeting, a later-dated and signed proxy card or a written revocation of the proxy;

•	delivering to Royal Financial at the annual meeting prior to the taking of the vote a later-dated and signed proxy card or a written revocation;
•	attending the annual meeting and voting in person; or
•	if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.
Revoking a proxy will not affect a vote once it has been taken. Attendance at the annual meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the annual meeting if you wish to change a vote that you have previously made by submitting a signed proxy.
Solicitation of Proxies
The proxy solicitation of Royal Financial’s stockholders is being made by Royal Financial on behalf of the Royal Financial board of directors and will be paid for by Royal Financial. In addition to solicitation by mail, directors, officers, and employees of Royal Financial may solicit proxies for the Royal Financial Annual Meeting from Royal Financial’s stockholders personally or by telephone, the Internet, or other electronic means. However, Royal Financial’s directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, Royal Financial will reimburse brokers, dealers, banks, trustees, and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of Royal Financial’s common stock.
In addition, Royal Financial has made arrangements with Georgeson LLC to assist in soliciting proxies for the Royal Financial Annual Meeting and has agreed to pay them $6,000, plus any charges associated with a telephone solicitation, if deemed necessary, and out-of-pocket expenses, for these services.
THE MATTERS TO BE CONSIDERED AT THE ROYAL FINANCIAL ANNUAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF ROYAL FINANCIAL. ACCORDINGLY, HOLDERS OF ROYAL FINANCIAL COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE OR VOTE BY TELEPHONE OR THE INTERNET.
Assistance
If you have any questions or need assistance in submitting your proxy, voting your shares or obtaining additional copies of this joint proxy statement/prospectus or the accompanying proxy card, please contact our proxy solicitor, Georgeson LLC, toll free at (866) 203-9401.
For other questions regarding the Merger Agreement or the annual meeting, please contact Leonard Szwajkowski, Royal Financial’s President and Chief Executive Officer, at Royal Financial’s corporate office at 9226 South Commercial Avenue, Chicago, Illinois 60617; phone number 773-768-4800.
Security Ownership of Certain Beneficial Holders and Management
The following table sets forth as of October 27, 2021, which is the most recent practicable date, information regarding the beneficial share ownership of Royal Financial’s common stock by: (i) each of the directors and executive officers of Royal Financial; (ii) the directors and executive officers of Royal Financial as a group; (iii) each person who is known to Royal Financial to be the beneficial owner of more than 5% of any class of

Royal Financial’s voting securities; and (iv) the Royal Charitable Foundation, Inc. Information with respect to Royal Financial’s directors, executive officers, and 5% stockholders is based on Royal Financial’s records and data supplied by each of the directors, executive officers, and 5% stockholders. Based on such records, Royal Financial’s management knows of no persons, other than as set forth in the tables below, who owned more than 5% of Royal Financial’s common stock at October 27, 2021. Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Royal Financial, Inc., 9226 Commercial Avenue, Chicago, Illinois 60617.
Name of Beneficial Owner (Directors)	Shares Beneficially Owned	Unvested Restricted Stock(1)	Exercisable Options(2)	Total Amount of Beneficial Ownership(3)	Total Percentage Ownership(4)
John T. Dempsey	27,272(5)	1,310	12,000	40,582	1.58%
James A. Fitch, Jr.	30,223	2,540	22,900	55,663	2.17%
Roger L. Hupe	7,030	1,310	12,000	20,340	0.79%
C. Michael McLaren	16,445	1,310	12,000	29,755	1.16%
Leonard Szwajkowski	67,570	2,930	—	70,500	2.75%
Philip J. Timyan	248,939	1,310	12,000	262,249	10.21%
Robert W. Youman	42,090	1,310	3,000	46,400	1.81%
Non-Director Executive Officers
Toni Gonzalez	5,405	1,400	—	6,805	0.27%
Andrew Morua	25,455	1,150	—	26,605	1.04%
Richard Nichols	6,460	1,330	—	7,790	0.30%
Colleen Thomiszer	4,460	1,300	—	5,760	0.22%
Other
Royal Charitable Foundation, Inc.	22,300	—	—	22,300	0.87%
Total Directors, Executive Officers and Royal Charitable Foundation, Inc. (11 persons and foundation)	503,649	17,200	73,900	594,749	23.16%
(1)
Represents shares of outstanding Royal Financial common stock that are subject to forfeiture until they vest pursuant to the terms of the related restricted stock award agreement. Restricted stock award agreements totaling 26,400, 8,800, and 7,000 were granted on December 15, 2018, August 21, 2019, and July 13, 2020, respectively. Any unvested awards will vest at the closing of the merger transaction.

(2)
Stock options were granted during fiscal 2019 to Royal Financial’s directors and executive officers. The amounts in the table represent shares of common stock subject to options granted by Royal Financial that were unexercised as of October 27, 2021.

(3)	Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act.
(4)	Based on the number of shares of Royal Financial common stock outstanding of 2,567,573 as of October 27, 2021.
(5)	Includes 10,700 shares held by a private investment group of which Mr. Dempsey is a voting member and 200 shares held by a family member.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the proposed merger. While Finward and Royal Financial believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and the other documents that we refer to carefully for more detailed information regarding the merger.
General
Finward’s and Royal Financial’s boards of directors have approved and adopted the Merger Agreement, the merger, and the transactions contemplated thereby. The Merger Agreement provides for the merger of Royal Financial with and into Finward, with Finward as the surviving corporation. Simultaneously with this merger, Royal Bank, the wholly-owned Illinois-chartered savings bank subsidiary of Royal Financial, will merge with and into Peoples Bank, the wholly-owned Indiana-chartered commercial bank subsidiary of Finward.
In connection with the merger, each outstanding share of Royal Financial common stock owned by stockholders owning at least 101 shares of Royal Financial common stock will be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares of Finward common stock, or (ii) $20.14 in cash, subject to limitations and prorations such that 65% of the outstanding shares of Royal Financial common stock will be converted into the stock consideration and 35% of the outstanding Royal Financial shares will be converted into the cash consideration. The merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, Royal Financial’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $48,114,000. In this regard, in the event that Royal Financial’s adjusted consolidated stockholders’ equity is less than $48,114,000 but greater than $46,614,000 as of the end of the month prior to the effective time, then Finward will waive the condition to closing described in this document relating to Royal Financial’s adjusted consolidated stockholders’ equity amount, and the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionately reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. If Royal Financial’s adjusted consolidated stockholders’ equity is less than $46,614,000 as of the end of the month prior to the effective time of the merger, Finward, in its sole discretion, may elect (but will not be required) to waive the condition to closing, in writing, and in such event, the merger consideration will be reduced as described above. See “The Merger Agreement – Merger Consideration” beginning on page 79. Royal Financial stockholders holding fewer than 101 shares will receive fixed consideration of $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration.
All of the members of the board of directors and one executive officer of Royal Financial have entered into a voting agreement pursuant to which they have agreed to vote their shares of Royal Financial common stock in favor of the approval and adoption of the Merger Agreement and the merger. Under the Merger Agreement, the executive officers and directors of Finward and Peoples Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated. In addition, upon the consummation of the merger, Robert W. Youman, a current director of Royal Financial, will be appointed to the boards of directors of Finward and Peoples Bank, effective as of the closing. If the term of the class of directors to which Mr. Youman is appointed expires less than three years after the effective time of the merger, Finward and Peoples Bank will cause him to be nominated and recommended for election by the stockholders of the applicable company at the next election of directors, so long as he continues to be eligible and qualified to serve as a director of Finward and Peoples Bank.
Please see “The Merger Agreement” beginning on page 79 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating and amending the Merger Agreement.
Background of the Merger
The following chronology summarizes key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among Royal Financial’s and Finward’s respective boards of directors, members of management, or their representatives and other parties.

Prior to May 24, 2021, Finward Bancorp was known as NorthWest Indiana Bancorp. On May 13, 2021, NorthWest Indiana Bancorp filed Articles of Amendment to its Articles of Incorporation with the Secretary of State of the State of Indiana to change the name of the company to “Finward Bancorp.” The name change became effective on May 24, 2021. For purposes of the following chronology and for ease of reference, all references to “Finward” shall mean both NorthWest Indiana Bancorp and Finward Bancorp.
Since completing its conversion from a mutual savings bank to a stock holding company and raising $26.45 million in gross proceeds in January 2005, Royal Financial has managed its capital primarily through organic growth and strategic acquisitions of other financial institutions. After its mutual-to-stock conversion, Royal Financial’s board of directors also considered the difficulty in growing profitability and operating a publicly-traded community financial institution under the economic and competitive conditions current at the time, including leading up to and during the financial crisis of 2007-2009. As a result of these considerations, in July 2010 Royal Financial deregistered its common stock and terminated its reporting obligations under the Securities Exchange Act of 1934. This meant Royal Financial would no longer be a reporting company with the SEC and accordingly would not continue to file annual, quarterly, and current reports and proxy statements with the SEC. Royal Financial’s board of directors determined that the cost savings of no longer being a reporting company outweighed the benefits of required periodic disclosures. Royal Financial did continue to publish annual and quarterly earnings releases on its website and through newswires.
In continuation of its strategic objectives after deregistering with the SEC, in September 2015 Royal Financial acquired PNA Bank, Chicago, Illinois, pursuant to a merger transaction which added assets with a value of approximately $93.42 million to Royal Financial’s balance sheet. In April 2016 Royal Financial acquired Park Bancorp, Chicago, Illinois, and its wholly-owned bank subsidiary Park Federal Savings Bank, pursuant to a merger transaction which added assets with a value of approximately $139.62 million to Royal Financial’s balance sheet. Additionally, in December 2017 Royal Financial acquired the insured deposits of Washington Federal Bank of Savings, Chicago, Illinois, in an FDIC-failed bank transaction, which added deposits with a value of approximately $142.45 million to Royal Financial’s balance sheet. Royal Financial anticipated, among other potential advantages, that these acquisitions could strengthen earnings by achieving operating synergies and providing a platform for continued future growth. However, during 2018 and early 2019, and after extensive analysis, the board of directors of Royal Financial concluded that Royal Financial’s continued ability to grow through acquisitions was limited due to, among other things, the limited number of potential targets in Royal Financial’s market area that were of a size appropriate for an acquisition and available for sale. During this time period, Royal Financial’s management and board of directors considered Royal Financial’s long-term strategic plan and continued to evaluate the best ways to enhance stockholder value.
As part of Royal Financial’s ongoing efforts to strengthen its business and increase value for its stockholders, Royal Financial’s board of directors and management have regularly reviewed and discussed Royal Financial’s business strategy, performance and prospects in the context of the economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these discussions have included the possibility of continuing to operate as an independent bank holding company as well as possible strategic alternatives available to Royal Financial, including both internal growth strategies and possible acquisitions or business combinations involving other financial institutions. In connection with Royal Financial’s regular and ongoing evaluation of strategic alternatives, members of management and the board of directors have had, from time to time, discussions with representatives of other financial institutions, including Finward, about possible transactions and have regularly updated the board regarding such discussions. Royal Financial has also consulted with its legal and financial advisors, including Boenning & Scattergood, Inc. (“Boenning”), regarding various possible transactions.
With regard to Finward, as part of their ongoing efforts to enhance stockholder value, Finward’s board of directors and senior management regularly review, consider, and evaluate the company’s strategic direction, business objectives, and long-term prospects. Finward’s board of directors and senior management routinely review and assess various strategic alternatives, including growth strategies (organic growth and growth via acquisitions), capital planning, and potential earnings improvements through revenue increases, expense reductions, and strategic mergers. The board of directors and senior management of Finward also routinely review and assess the state of the banking industry generally (including its impact on Peoples Bank), including the economic, interest rate, and regulatory environment; the competitive landscape for community banks; public trading prices of bank stocks; and bank merger and acquisition activity and valuations. From time to time, the board of directors and senior management of Finward have considered and discussed potential benefits available via acquisitions of other banking institutions, including economies of scale, geographic footprint, and stockholder value creation.
In recent years, in addition to pursuing organic loan and deposit growth and implementing its capital planning strategies, Finward, with the assistance of its outside advisors, has repeatedly evaluated the community bank merger and acquisition market and potential merger partners and acquisition candidates. In this regard, Finward has successfully completed four financial institution acquisitions since 2013, including the acquisitions of First Federal Savings and Loan Association of Hammond in December 2013, Liberty Savings Bank, FSB in March 2015, First Personal Financial Corp. in July 2018, and AJS Bancorp, Inc. in January 2019. These acquisitions have added assets with an aggregate fair value of $420 million to Finward’s balance sheet. As a continuation of Finward’s acquisition strategy, the board of directors and senior management of Finward have had regular meetings with investment banking advisors and from time to time with other financial institutions in an effort to remain current on the state of the market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to a business combination meeting Finward’s strategic growth parameters and goals. These contacts with other financial institutions have occurred through both formal and informal meetings and telephone calls, impromptu meetings at investor conferences, banking industry conferences, and social settings.
As 2019 progressed, Royal Financial’s management and board perceived that changing market conditions in the banking industry, regulatory burdens, stockholder liquidity desires, talent acquisition and retention concerns, the political-economic cycle, current valuation trends, and an overview of Royal Financial’s market competitiveness relative to certain other community financial institutions favored the consideration of a possible strategic combination with another firm.
As a result, beginning in the fall of 2019, the senior management and board of directors of Royal Financial focused on potential strategic alternatives involving the combination of Royal Financial with another financial institution. The senior management and board of directors of Royal Financial met with a number of investment banking firms with experience in business combinations in the financial services industry in Illinois and contiguous areas to discuss Royal Financial’s strategic options, including continuing operations on a stand-alone basis, mergers of equals or a sale to a strategic partner. In this regard, Royal Financial requested Boenning to assist Royal Financial in reviewing Royal Financial’s possible strategic alternatives and provide advice regarding a possible business combination with another entity. Initial discussions with Boenning included an analysis of Royal Financial’s and Royal Bank’s financial results, developments in the banking industry in general, and the strategic rationale for a business combination with another entity.
Boenning, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. Boenning is familiar with the market for common stocks of publicly traded and privately held banks, thrifts, and bank and thrift holding companies. Because of Boenning’s extensive experience and capabilities related to business combinations of financial institutions and its reputation as a leading investment banking firm in the financial services area, Royal Financial decided to seek Boenning’s assistance in its review of strategic alternatives.
For several years leading up to the fall of 2019, and in the ordinary course of business dealings, certain members of senior management of Royal Financial and Finward had informal conversations regarding various topics affecting the community banking industry, including banking industry trends, general market conditions, and the current status of the bank mergers and acquisitions market. These conversations were always general in nature and did not result in more significant discussions.
Beginning in the fall of 2019, the periodic discussions between senior management of Royal Financial and Finward became more focused on the respective franchises, business cultures, and growth strategies of the two institutions. During these discussions, the general possibility of the parties’ interest in further discussions regarding a strategic transaction were examined. In this regard, in September 2019, Leonard S. Szwajkowski, the President and Chief Executive Officer of Royal Financial, met with Benjamin J. Bochnowski, the President and Chief Executive Officer of Finward, to discuss the possibility of a potential business combination between the two institutions and the general characteristics Finward would look for in a possible strategic partner. No specific action was taken as a result of this meeting, but Mr. Szwajkowski and Mr. Bochnowski agreed to stay in contact regarding further discussions regarding a potential transaction.
Between October and December 2019, Mr. Szwajkowski and Mr. Bochnowski remained in regular contact and held informal discussions regarding the parties’ potential interest in a strategic transaction. As part of these discussions, Messrs. Szwajkowski and Bochnowski explored potential transaction structures, general timing considerations for a potential transaction, and the potential benefits of a strategic combination in order to increase long-term value for the stockholders of both Royal Financial and Finward. These discussions did not lead to any formal indication of interest. However, as the informal discussions between Messrs. Szwajkowski and Bochnowski progressed, in December 2019, Mr. Bochnowski contacted Finward’s financial advisor, Stephens Inc. (“Stephens”) to discuss initial financial aspects regarding a potential strategic partnership with Royal Financial as well as the development of initial transaction modeling assumptions and analytical materials in furtherance of a potential negotiated transaction.
In November 2019, the board of directors of Royal Financial held a series of special meetings to receive updates from Mr. Szwajkowski regarding his informal discussions with Mr. Bochnowski and to evaluate the strategic alternatives of Royal Financial. Representatives of Boenning were in attendance at certain of those meetings. At these meetings, Mr. Szwajkowski updated the board regarding the content of his informal discussions with Mr. Bochnowski, the general histories and cultures of Royal Financial and Finward, and certain considerations for the board to consider when evaluating a potential transaction. Also at certain of these meetings, representatives of Boenning made presentations to the board regarding a general mergers and acquisitions update, a market overview, a peer benchmarking and initial valuation analysis of Royal Financial, and an analysis of recent merger and acquisition pricing data. Boenning also described the process it follows for soliciting initial indications of interest and organizing due diligence for a business combination transaction. After Boenning’s presentations, the directors further discussed the content of the presentations, the timing of a proposed transaction process, and alternatives to a sale of the company. Following an extensive discussion of the relevant issues, the board determined that it was in the best interests of Royal Financial and its stockholders to explore the possible sale of Royal Financial by initiating a managed auction process for the solicitation and evaluation of indications of interest from multiple parties for a potential combination with Royal Financial, and that Finward would be invited to participate in that process. After this discussion, the Royal Financial board of directors approved the engagement of Boenning and the initiation of a process for the solicitation and evaluation of the potential sale of Royal Financial. On or about November 26, 2019, Royal Financial formally engaged Boenning as its financial advisor.
The board of directors of Royal Financial then authorized Royal Financial management and Boenning to prepare for and launch the sale process in February 2020, assuming market indications remained favorable. At this time, management of Royal Financial, with the assistance of Boenning, began to prepare a draft confidential information memorandum for Royal Financial. Boenning assembled a list of potential transaction partners and reviewed and discussed the potential partners on several occasions with the Royal Financial board and members of Royal Financial’s executive management team. Modifications to the list were made with consideration given to, among other things, the likelihood of interest, the ability to pay and competitive concerns that might prevent or delay a transaction from a regulatory perspective. Thereafter, the Royal Financial board authorized Boenning to move forward with contacting the institutions from the group reviewed by the board, including Finward, and distributing to them the Royal Financial’s confidential information memorandum, which was dated February 2020.
In February and early March 2020, Boenning contacted approximately 64 financial institutions, including Finward, concerning their level of interest, if any, in a possible business combination with Royal Financial. All of these potential transaction candidates were other financial institutions that Boenning had identified as possibly having an interest in pursuing a strategic transaction with Royal Financial based on substantial research and analysis with respect to market share, prior acquisition activity, perceived ability to pay and a number of other objective and subjective metrics, and, in the case of certain institutions, such institutions’ prior informal interactions with Royal Financial’s executive management. The potential candidates, including Finward, were provided with information describing Royal Financial’s business and certain financial metrics, and they were asked to express interest in a potential transaction. Of the 64 potential candidates contacted by Boenning, 24 institutions, including Finward, executed confidentiality agreements. In this regard, on February 12, 2020,

Royal Financial and Finward entered into a confidentiality agreement in anticipation of moving forward through the managed auction process. Thereafter, the 24 interested parties, including Finward, were provided with a confidential information memorandum that more completely described Royal Financial’s business and operations, and such parties were given access to a virtual data room and management’s financial forecast. The interested parties also received a first round process letter, which requested the submission of a non-binding indication of interest by March 12, 2020.
On February 21, 2020, Finward’s board of directors held a meeting, at which representatives of Stephens participated. At this meeting, Stephens provided the board members with a financial analysis of a proposed transaction with Royal Financial, as well as a branch analysis, loan and deposit composition, and description of Royal Financial’s management team. Benjamin Bochnowski also updated the board regarding management’s recent discussions with Royal Financial regarding a potential business combination, as well as the status of Royal Financial’s auction process, a tentative timeline for the transaction, and a preliminary due diligence update. At this meeting, the board also discussed the possibility of offering a board seat to one of Royal Financial’s directors as part of a potential negotiated transaction. Benjamin Bochnowski advised the board that management was working on preparing an indication of interest for the potential acquisition of Royal Financial which would be submitted as part of Royal Financial’s managed auction process. After extensive discussion among the board members, the board authorized Benjamin Bochnowski to engage Stephens as Finward’s financial advisor in connection with a potential business combination with Royal Financial. The board further authorized the Executive Committee of Finward’s board of directors to review an updated transaction model to be produced by Stephens by the time of the committee’s next meeting on March 11 and move forward with the submission of a non-binding indication of interest for the acquisition of Royal Financial by the March 12 deadline.
During the balance of February and into early March 2020, Finward’s management, with the assistance of Stephens, conducted additional preliminary due diligence on Royal Financial in preparation of submitting a non-binding indication of interest for a potential acquisition.
On March 11, 2020, the Executive Committee of Finward’s board of directors held a meeting, at which representatives of Stephens participated and the financial and other aspects of a potential strategic transaction with Royal Financial were discussed. At this meeting, a representative of Stephens provided an updated financial analysis of a potential transaction with Royal Financial, as well as a timeline for the transaction and a preliminary due diligence update. After extensive discussion among the committee members, the committee, under delegated authority from the board of directors, authorized management to submit a non-binding indication of interest to be delivered to Royal Financial containing the financial and other terms discussed at the meeting.
On March 11, 2020, Royal Financial received three written non-binding indications of interest, including one from Finward. Each of the three non-binding indications of interest received was subject to further due diligence and the negotiation of a definitive merger agreement. The 21 other parties that executed a confidentiality agreement declined to submit an indication of interest. Finward’s non-binding indication of interest proposed an acquisition of Royal Financial by Finward structured as a merger of Royal Financial with and into Finward, and a merger of Royal Bank with and into Peoples Bank, with the transaction valued at approximately $19.54 per share of Royal Financial common stock, or an aggregate implied purchase price of $51.0 million. The indication of interest proposed that the merger consideration would be payable 70% in stock (based on a fixed exchange ratio) and 30% in cash. The indication of interest also stated that, among other things, Finward planned to ask certain key officers of Royal Financial to remain with Finward post-closing to serve in critical customer-facing roles. The indication of interest further conveyed that Finward remained committed to work with Royal Financial to identify a suitable member of Royal Financial’s board of directors to serve on Finward’s board from and after the closing in order to further assist Finward’s banking efforts in its current and expanding footprint, particularly in the Chicagoland market.
The two other interested parties that made non-binding written indications of interest also outlined their respective key merger considerations, including but not limited to aggregate consideration and form of consideration. In this regard, one of the other interested parties (“Company A”) submitted an indication of interest providing for consideration payable in all cash, with the transaction valued at $15.58 per share of Royal Financial common stock, or an aggregate implied purchase price of approximately $40.3 million. In addition, the other interested party (“Company B”) submitted an indication of interest providing for consideration payable in a to-be-determined mix of cash and stock, with the transaction valued in the range of $15.65 to $16.43 per share of Royal Financial common stock, or an aggregate implied purchase price in the range of approximately $40.5 million to $42.6 million.
On March 13, 2020, the President of the United States declared a national emergency concerning the outbreak of the novel coronavirus disease (COVID-19) and the resulting pandemic. As a result, federal, state, and local governmental units began to take various actions in response to the COVID-19 pandemic, including mitigation efforts, business and school closures, and stay-at-home orders, to name a few, which, combined with the pandemic itself, had a profound effect on the national, regional, and local economy and nearly all industry groups, including the financial institutions industry. The onset of the COVID-19 pandemic caused significant disruptions in the financial markets, and created uncertainty with respect to financial institutions in particular, including credit quality concerns among various participants in the banking industry. These concerns created further uncertainties regarding the valuations of institutions either in the process of negotiations for a strategic transaction or considering a transaction.
On March 19, 2020, the Royal Financial board of directors met to review the three non-binding written indications of interest and discuss the process given the onset of the COVID-19 pandemic. The meeting was also attended by representatives of Boenning and representatives of Howard & Howard, Royal Financial’s outside legal counsel. The Royal Financial board of directors received an update from Boenning and Howard & Howard on the current market for bank mergers and acquisitions given the COVID-19 pandemic. Boenning provided a review of the process undertaken to that point and discussed the terms of the non-binding indications of interest that had been received. After a discussion of its fiduciary duties, the Royal Financial board determined to temporarily discontinue the sale process due to, among other things, the view that the COVID-19 pandemic would impose significant obstacles to the conduct of due diligence, the negotiation of a definitive agreement, and the completion of the regulatory approval process, as well as the deteriorating market conditions caused by the COVID-19 pandemic and its effects on the mergers and acquisitions market. The following day, Royal Financial communicated with Finward, Company A, and Company B that Royal Financial decided to pause its sale process due to the COVID-19 pandemic.
On March 27, 2020, Finward’s board of directors held a regularly scheduled meeting, at which Benjamin Bochnowski was present. At this meeting, Mr. Bochnowski informed the directors that Royal Financial had decided to pause its sale process due to the COVID-19 pandemic. Mr. Bochnowski advised the board that he intended to remain in contact with Royal Financial’s senior management to discuss Finward’s possible interest in re-engaging in a sale process should Royal Financial decide to re-launch the process at a future date, subject to conditions relating to the COVID-19 pandemic.
For the remainder of 2020, the senior management and board of directors of Royal Financial met regularly, with and without Boenning and Howard & Howard, to review and discuss Royal Financial’s business, strategic direction, performance and prospects in the context of developments in the banking industry, the competitive landscape and the COVID-19 pandemic, all with a view toward enhancing stockholder value given the current challenging economic conditions and health and safety environment. Also during this period, Mr. Szwajkowski and Mr. Bochnowski remained in regular contact and maintained a dialogue regarding general banking conditions during the pandemic, and their respective institutions’ potential interest in re-engaging in transaction discussions when conditions warranted.
Between January 28 and February 6, 2021, Mr. Bochnowski had various conversations with Mr. Szwajkowski regarding general interest in re-engaging in direct transaction discussions. Mr. Bochnowski expressed a willingness by Finward to re-engage in discussions regarding a potential strategic transaction given improved economic conditions and general operating conditions in light of the pandemic, and reiterated Finward’s belief that the combination between the two companies remained a financial, strategic, and cultural fit.
On February 26, 2021, Finward’s board of directors held a meeting, at which Benjamin Bochnowski was present. At this meeting, Mr. Bochnowski updated the board on his discussions with Royal Financial’s management since the pause of its sale process, including the possibility of Royal Financial re-launching the process. Mr. Bochnowski advised the board that upon re-launching any sale process Royal Financial would invite Finward, along with other bidders, to consider submitting an updated indication of interest. In this regard, Mr. Bochnowski informed the board Finward had entered into an updated confidentiality agreement with Royal

Financial on February 24, and Royal Financial had provided Finward with updated preliminary due diligence materials. Mr. Bochnowski conveyed that Finward’s management was inclined at this point to re-engage in Royal Financial’s renewed sale process and submit an updated non-binding indication of interest. The factors management considered in deciding to re-engage in the process were the improved operating environment for community banks in early 2021, Finward’s favorable 2020 full year operating results supported moving forward with its acquisition strategy, increased confidence that the pandemic was not materially adversely affecting Finward’s asset quality, and the recent increase in Finward’s stock price, which potentially made it more attractive as an acquisition currency. After extensive discussion among the directors, Mr. Bochnowski committed to update the board at its next meeting in March.
In early March 2021, the Royal Financial board of directors held a series of special meetings, to discuss the strategic plans of Royal Financial, including Royal Financial’s prospects as an independent community bank and enhancing stockholder value. At certain of these meetings, representatives of Boenning were present and provided the board with an updated report on the current mergers and acquisitions environment for financial institutions in light of the ongoing COVID-19 pandemic. Boenning noted the improved market conditions and economic prospects for community banks since the beginning of the COVID-19 pandemic, particularly with respect to credit quality and earnings, and that valuation expectations between buyers and sellers were becoming more aligned compared to the early days of the pandemic. As a result, on March 22, 2021, Royal Financial’s board decided to formally re-engage with Boenning to re-launch the sale process. The prior list of potential buyers that was prepared and used during the initial phase of the sale process in early 2020 was reviewed and discussed between Royal Financial’s board, senior management, and Boenning. Based on the level of prior interest received during the initial phase of the sale process in 2020, Royal Financial’s board instructed Boenning to reach out to seven previously-contacted prospective buyers based on Boenning’s and Royal Financial’s understanding of potential buyers’ current willingness and ability to competitively bid and consummate a transaction.
On March 23, 2021, Boenning contacted these seven financial institutions, including Finward, concerning their level of interest, if any, in re-engaging in a process for a possible business combination with Royal Financial. Two of the financial institutions signed and returned updated confidentiality agreements containing customary provisions. As indicated above, Finward already entered into an updated confidentiality agreement with Royal Financial on February 24, 2021. Royal Financial then provided each of these institutions with updated preliminary due diligence materials. Boenning, on behalf of Royal Financial, requested any interested parties submit non-binding indications of interest by April 13, 2021.
On March 26, 2021, Royal Financial received an updated written non-binding indication of interest from Finward which confirmed the same structural terms of the transaction as contained in its original indication of interest from March 2020 and contained revised economic terms. In particular, Finward’s indication of interest provided for consideration consisting of a mix of 0.2453 shares of Finward common stock and $8.55 in cash for each share of Royal Financial common stock (or 55% of the merger consideration payable in stock and 45% in cash), with the transaction valued at approximately $19.00 per share of Royal Financial common stock, or an aggregate implied purchase price of $50.4 million. In response to a request from Royal Financial, Finward’s indication of interest also provided that Finward would be willing to evaluate with Royal Financial a merger consideration election provision in the definitive agreement whereby Royal Financial’s stockholders would have the option to elect to receive cash or shares of Finward’s common stock, or a combination of the two, for each outstanding share of Royal Financial common stock. Any such provision, if agreed to, would provide that stockholder elections would be subject to pro ration, such that the overall mix of consideration paid by Finward for Royal Financial’s common stock consists of 55% stock and 45% cash. The indication of interest further confirmed that, similar to its March 2020 indication of interest, Finward remained committed to work with Royal Financial to identify a suitable member of Royal Financial’s board of directors to serve on Finward’s board from and after the closing. In addition, in response to certain pending litigation matters of Royal Financial that were disclosed to Finward during its updated preliminary due diligence investigation, the indication of interest clarified that Finward’s proposal was predicated on the confirmation of, among other things, necessary accruals and other potential strategies associated with this pending litigation which must be addressed to Finward’s reasonable satisfaction as part of the due diligence and definitive agreement process. In this regard, as a component of Finward’s financial modeling, in consultation with Stephens, of the purchase price for the transaction, Finward included a pre-tax litigation accrual to capture the estimated financial exposure from the litigation.

Upon receipt of Finward’s indication of interest and based on Boenning’s ongoing preliminary discussions with another potential buyer, which was a publicly traded bank holding company (“Company C”), between March 26, 2021 and April 6, 2021, Royal Financial’s board of directors reviewed and discussed the indication of interest and the substance of such preliminary discussions in detail and conferred with Boenning. As a result of these conferences with Boenning, Royal Financial’s board determined that Boenning should contact Stephens to seek improved economic terms from Finward. On April 7, 2021, Boenning verbally notified Stephens that Royal Financial’s board requested that Finward increase the stock portion of the merger consideration, increase the per share purchase price of the transaction, and provide a more firm commitment to a stockholder election mechanism in the definitive agreement for a possible transaction. Stephens communicated Royal Financial’s position to Finward’s senior management, and management analyzed with Stephens the possibility of adjusting the economic terms of the bid while at the same time continuing to fit within Finward’s financial model for a potential transaction.
Following additional analysis by Finward’s senior management with the assistance of Stephens, on April 9, 2021, Finward submitted a revised non-binding indication of interest to Royal Financial. Pursuant to Finward’s revised indication of interest, Finward proposed consideration consisting of a mix of 0.2975 shares of Finward common stock and $6.83 in cash for each share of Royal Financial common stock, which increased the merger consideration payable in stock to 65%, with the remaining 35% of the merger consideration payable in cash. Based on a $42.60 Finward stock price (as of March 25, 2021), the transaction would be valued at approximately $19.50 per share of Royal Financial common stock, or an aggregate implied purchase price of $51.8 million. In addition, Finward’s revised indication of interest provided that Finward was prepared to offer Royal Financial’s stockholders the option to elect to receive 0.4577 shares of Finward’s common stock, $19.50 in cash, or a combination thereof, provided that the stockholders’ elections would be subject to pro ration, such that the overall mix of consideration paid by Finward for Royal Financial’s common stock would consist of 65% stock and 35% cash. The indication of interest once again confirmed Finward’s commitment to offer a board seat. Finward’s proposal continued to be predicated on the confirmation of necessary accruals and other potential strategies associated with Royal Financial’s pending litigation matters. Additionally, Finward’s indication of interest contemplated Royal Financial entering into an exclusivity agreement with Finward with an exclusivity period continuing through the close of business on May 31, 2021 which would allow Finward to expeditiously complete its due diligence. Finward delivered a draft exclusivity agreement to Royal Financial along with its revised indication of interest.
On April 13, 2021, Company C also submitted a non-binding indication of interest for the acquisition of Royal Financial in a transaction valued at $23.50 per share for Royal Financial’s common stock, or an aggregate implied purchase price of approximately $61.2 million. Company C specified that $18 million of such consideration would be in the form of cash, with the remainder of such consideration being in the form of Company C stock. Company C’s indication of interest did not provide for a stockholder election mechanism, but Company C did offer a singular board seat.
On April 14, 2021, Royal Financial’s board of directors held a meeting to review the two non-binding written indications of interest from Finward and Company C. The meeting was attended by representatives of Boenning and Howard & Howard. A representative of Boenning reviewed with Royal Financial’s board various financial aspects of the proposals from Finward and Company C. After extensive discussion and further analysis of the two proposals, and while Company’s C proposal was higher on a per share basis than Finward’s proposal, the board still concluded the proposals could be improved and determined to seek Finward and Company C to increase their per share purchase price offers. In this regard, the board instructed Boenning to contact both parties to request they conduct further due diligence and submit final indications of interest by May 10, 2021 before any final decision would be made.
Following the Royal Financial board’s April 14, 2021 meeting, late in the day on April 15, 2020, a third potential buyer, which was also a publicly traded bank holding company (“Company D”), communicated a non-binding written indication of interest to Boenning for a potential acquisition of Royal Financial. Company D’s indication of interest provided for consideration payable in a 35%/65% mix of cash and stock, with the transaction valued in the range of $18.50 to $20.00 per share of Royal Financial common stock, or an aggregate implied purchase price in the range of approximately $48.7 to $52.8 million. On April 16, 2021, Boenning analyzed Company D’s indication of interest with Royal Financial’s senior management and board. Pursuant to this analysis, it was noted that Boenning had already notified Finward and Company C regarding the conduct of further due diligence, and that Company D’s indication of interest was received outside of the timeframe imposed by Boenning. Moreover, Company D’s indication of interest lacked the detail of Finward’s and Company C’s proposals. In addition, due to the fact that Company D had conducted extremely minimal due diligence prior to submitting its indication of interest, there were significant concerns that any subsequent offer would be at the lower end of such range (or would be revised downward even further). For these reasons, among others, the Royal Financial board of directors, following consultation with Boenning and Howard & Howard, determined to reject Company D’s indication of interest.
On April 15, 2021, Boenning notified Finward’s senior management that, pursuant to the Royal Financial board’s instructions, Finward, along with a second bidder, would be invited to conduct further comprehensive due diligence and that both parties would be expected to submit their best and final offers following completion of their due diligence. As Royal Financial was unable to commit to an exclusivity period with Finward, Finward determined that it would not continue to do further due diligence because, at this point, Finward’s management concluded its proposal was sufficiently attractive to warrant a negotiated transaction exclusively with Finward. On April 16, 2021, Stephens notified Boenning of Finward’s decision to discontinue further due diligence based on the understanding that such additional diligence was not necessary in order for Finward to move on to the next stage in the bid process. In this regard, between April 17 and May 5, 2021, Mr. Bochnowski continued a dialogue with Mr. Szwajkowski regarding Finward’s outstanding proposal and its continued participation in the bid process.
On May 6, 2021, Boenning, on behalf of Royal Financial, sent a second round bid process letter to Finward and Company C. This process letter requested that final, non-binding indications of interest be submitted to Royal Financial by May 10, 2021. Despite Finward’s prior communication that it was discontinuing further due diligence, Boenning, after further discussion with Royal Financial’s management, contacted Finward’s senior management and encouraged Finward to participate in the second round bid process and submit a final offer by the requested deadline. Upon further discussion with Stephens, Boenning, and Royal Financial’s management, Finward determined that it would continue in the process. At this point, Finward and Royal Financial also agreed that it would be beneficial for members of Finward’s senior management to meet with Royal Financial’s board of directors within the next few days to further discuss Finward’s proposal and the benefits of a potential transaction between the two institutions. To facilitate these discussions and potential reverse due diligence of Royal Financial on Finward, Royal Financial and Finward signed a confidentiality agreement with respect to the non-disclosure of Finward’s confidential information.
On May 10, 2021, Benjamin Bochnowski participated in a meeting with Royal Financial’s board of directors by video conference. Prior to this meeting on May 10, 2021, Finward submitted a further non-binding indication of interest to Royal Financial, which contained economic terms substantially similar to those outlined in Finward’s April 9 indication of interest, including consideration consisting of a mix of 0.2975 shares of Finward common stock and $6.83 in cash for each share of Royal Financial common stock (or 65% of the merger consideration payable in stock and 35% in cash). Finward’s indication of interest re-confirmed the stockholder election mechanism, the offer of a board seat, and the confirmation of strategies associated with Royal Financial’s pending litigation matters. The indication of interest also contemplated an exclusivity period continuing through the close of business on June 30, 2021. At the meeting with Royal Financial’s board, Mr. Bochnowski described the advantageous aspects of Finward’s proposal and the potential benefits a combination between Finward and Royal Financial would present. Mr. Bochnowski also conveyed to the board that Finward would be willing to move forward with a transaction based on the terms set forth in the indication of interest presented to the board.
On May 10, 2021, Royal Financial also received a further non-binding indication of interest from Company C. This indication of interest included $16.1 million of the consideration in the form of cash, with the remainder of the consideration in the form of Company C stock, equating to a reduced per share deal value of approximately $20.50 per share of Royal Financial common stock. Company C’s indication of interest again did not provide for a stockholder election mechanism, but Company C did again offer a singular board seat.
On May 11, 2021, the Royal Financial board met to review the further indications of interest submitted by Finward and Company C. The meeting was also attended by Boenning and Howard & Howard. The Royal Financial board of directors received an update from Boenning and Howard & Howard on the current market for bank mergers and acquisitions. Boenning also provided a review of the sale process undertaken to that point and discussed the terms of the non-binding indications of interest. The Royal Financial board reviewed the key terms and characteristics of each proposal, including the amount and type of consideration offered, the relative strengths and weaknesses of each bidder, the transaction structures favored by these bidders, the likelihood of consummating a transaction with each bidder, the competitive and other regulatory challenges that a potential deal with each bidder might face and the financial performance of the bidders. In discussing the relative merits of Finward, among other things, representatives of Boenning noted that it was unlikely that Finward would face significant regulatory or other difficulties in completing the acquisition of Royal Financial. In the course of this discussion, representatives of Howard & Howard outlined the fiduciary responsibilities of board members when the board is presented with a potential sale of the company. After a discussion of its fiduciary duties and a recommendation from representatives of Boenning to the same effect, the Royal Financial board directed Boenning to provide counterproposals to certain provisions of Finward’s indication of interest, including an increase to the merger consideration, and determined to reject the indication of interest from Company C due to, among other things, (i) the objectively superior value of Finward’s common stock compared to Company C’s common stock in light of Finward’s lower price-to-book and price-to-earnings ratios, (ii) the view that Company C was unlikely to be able to offer meaningful improvement to the terms of its offer, (iii) the view that, based on comments by Company C with respect to Royal Financial’s purchased mortgages and branches, Company C could reduce the aggregate consideration even further, (iv) the view that, in light of Finward’s significant due diligence and lengthy history of communication with Royal Financial, Finward was unlikely to reduce the aggregate consideration, (vi) the board’s analysis of Finward’s long-term acquisition strategy with respect to potential market reaction and possible effect on Finward’s common stock value, (vii) Finward’s reputation for successful integration of its relatively recent acquisitions of First Personal Financial Corp. and AJS Bancorp, Inc., (viii) Finward’s familiarity with and assimilation into the metro Chicago geographic area, (ix) the complementary aspects of Royal Financial’s and Finward’s respective businesses, including compatibility of the companies’ management and operating styles, (x) the belief that a merger with Finward would allow Royal Financial stockholders to participate in the future performance of a combined company that would have better future prospects than Royal Financial was likely to achieve through a strategic alternative (or on a stand-alone basis), including a transaction with Company C, and (xi) the fact that the merger consideration paid in the form of Finward common stock would allow Royal Financial stockholders to participate as Finward stockholders in synergies resulting from the merger and receive an attractive indicated dividend.
Following the board meeting on May 11, 2021, Boenning, on behalf of Royal Financial, communicated a counterproposal to Stephens for Finward’s consideration providing that (i) the parties agree to provide for an election mechanism permitting Royal Financial’s stockholders to elect to receive the consideration mix of their choice in the transaction, (ii) Finward increase the cash purchase price of the merger consideration, such that the consideration would consist, at the election of each Royal Financial stockholder, of 0.4577 shares of Finward common stock or $20.00 in cash per share (representing a $0.50 per share increase), subject to pro ration such that 65% of the merger consideration would be payable in stock and 35% in cash, and (iii) the parties agree to a transaction termination fee to be reflected in the definitive agreement of $2.0 million.
After further discussions between Finward’s senior management and Stephens, on May 12, 2021, Stephens, on behalf of Finward, communicated to Boenning Finward’s acceptance of the revised terms set forth in Boenning’s May 11 communication. In this regard, Finward and Royal Financial agreed to authorize their respective senior management, with the assistance of their financial and legal advisors, to negotiate the final terms of a definitive acquisition agreement based on Finward’s May 10, 2021 indication of interest, as revised by the terms communicated between the parties on May 11, 2021, and to move forward with comprehensive due diligence on an exclusive basis.
Between April 16, 2021 and May 11, 2021, Finward and its representatives continued to have access to a third-party data room containing due diligence materials relating to Royal Financial. On May 11, 2021, Stephens notified Boenning of Finward’s decision to resume its due diligence on Royal Financial. In this regard, Finward and its representatives continued conducting comprehensive due diligence on Royal Financial, including a focus on loan and credit review, analysis of material pending litigation matters, validation of financial projections, and confirmation of cost savings and one-time transaction-related costs. At about this same time, Finward’s legal counsel, Barnes & Thornburg LLP (“Barnes & Thornburg”) began drafting a definitive merger agreement. On May 12, 2021, Royal Financial executed an exclusivity agreement with Finward, providing for an exclusivity period through June 30, 2021.

On May 28, 2021, Barnes & Thornburg delivered a first draft of the definitive merger agreement for the proposed transaction to Howard & Howard. Between May 28 and June 11, 2021, Royal Financial, Howard & Howard, and Boenning conducted a thorough review of the first draft of the merger agreement and analyzed numerous issues relating to the proposed transaction, including Royal Financial’s representations and warranties, the stockholder election mechanism for the merger consideration, termination provisions, pre-closing restrictive covenants relating to Royal Financial, and closing conditions. Finward also continued with additional due diligence on Royal Financial, including a continuing review of Royal Bank’s loan portfolio, as well as a detailed analysis of a material pending litigation matter involving Royal Financial. At this time, Royal Financial and Howard & Howard also began preparing Royal Financial’s disclosure schedules to the merger agreement. At a meeting of Royal Financial’s board of directors on June 5, 2021, the directors were provided an update by Royal Financial’s senior management on the initial draft of the merger agreement delivered by Barnes & Thornburg and the continuing negotiations with Finward.
On June 11, 2021, Howard & Howard delivered a revised draft of the merger agreement to Barnes & Thornburg, which, among other matters, contained revisions to Royal Financial’s representations and warranties, revisions to Royal Financial’s pre-closing loan covenants, employee severance matters, and the closing condition relating to Royal Financial’s required level of adjusted stockholders’ equity to be delivered at closing.
Also at this time, Finward, along with representatives of Barnes & Thornburg, continued its due diligence of Royal Financial’s material pending litigation matter referenced above. As a result of this analysis, Finward’s management concluded that the litigation matter, if resolved adverse to Royal Financial, could result in potential financial exposure to Royal Financial or, if the matter was not settled prior to closing, Finward, which Finward was not willing to assume. Therefore, on June 14, 2021, Barnes & Thornburg informed Howard & Howard of Finward’s view that the litigation matter must be settled prior to execution of a definitive agreement. After discussion between Royal Financial’s management and board of directors, Royal Financial and Finward agreed to extend the exclusivity period for an additional 30 days until the close of business on July 30, 2021 in order to provide Royal Financial a reasonable opportunity to settle the litigation matter.
On July 7, 2021, Barnes & Thornburg delivered a draft voting agreement to Howard & Howard providing for all the directors and one member of senior management of Royal Financial to agree to vote in favor of the merger transaction at the meeting of Royal Financial’s stockholders convened to consider the merger.
On July 12, 2021, Royal Financial informed Finward that Royal Financial had reached an agreement in principle to settle the aforementioned litigation matter in a manner favorable to Royal Financial, which would result in no additional financial exposure to Royal Financial. As a result of this favorable development, Royal Financial requested that Finward increase the per share purchase price of the transaction from $20.00 to $20.14, reflecting the fact that Finward’s previously mentioned litigation accrual was no longer applicable. After further discussion among Finward’s management, Stephens, and Barnes & Thornburg, Finward agreed to revise the consideration payable in the transaction, such that Royal Financial’s stockholders would have the option to elect to receive 0.4609 shares of Finward’s common stock, $20.14 in cash, or a combination thereof, provided that the stockholders’ elections would be subject to pro ration, such that the overall mix of consideration paid by Finward for Royal Financial’s common stock would consist of 65% stock and 35% cash.
On July 15, 2021, Royal Financial’s management, including Mr. Szwajkowski, and select members of Royal Financial’s board of directors held a virtual meeting with members of Finward’s senior management for reverse due diligence discussions. In addition, between late June and late July 2021, Royal Financial conducted extensive off-site reverse due diligence of Finward, with a focus on Finward’s financial performance and expectations for the future, employee matters, and regulatory and legal issues.
Between July 12 and 27, 2021, Royal Financial, Finward, and their respective legal counsels, along with Boenning and Stephens, continued to negotiate the terms of the transaction, with specific emphasis on: the representations and warranties to be given by the parties; the operational covenants regarding Royal Financial’s actions between signing of the Merger Agreement and the closing of the transaction, including the pre-closing loan covenants of Royal Financial; the closing condition relating to Royal Financial’s adjusted consolidated stockholders’ equity to be delivered in connection with the closing; the level of severance and other rights of Royal Financial employees leading up to, and following, the proposed transaction; and the treatment of various compensation arrangements for Royal Financial employees. During this period of negotiation, the parties and their representatives continued to conduct ongoing, reciprocal comprehensive due diligence.

On July 21, 2021, the Executive Committee of Finward’s board of directors held a meeting at which representatives of Stephens participated. At this meeting, Stephens provided the committee members with an updated financial analysis of the transaction based on the recent developments in the transaction, including the revised purchase price resulting from the reversal of the litigation accrual, which affirmed the transaction valuation determined by Finward’s management.
Between July 21 and 26, 2021, representatives of Barnes & Thornburg and Howard & Howard worked together to finalize the revisions to the Merger Agreement. On July 27, 2021, the final proposed revisions to the Merger Agreement were resolved by the parties. Final drafts of the Merger Agreement and the ancillary documents thereto were distributed to each member of the Royal Financial and Finward boards by their respective legal counsels on July 27, 2021.
On July 28, 2021, a special meeting of the Royal Financial board of directors was convened. Representatives of Royal Financial’s senior management and legal and financial advisors participated in the meeting. A copy of the Merger Agreement that had been negotiated to date, as well as certain ancillary documents, had been provided to the members of the board of directors. Representatives of Howard & Howard began the meeting by summarizing the fiduciary duties of each director, with an emphasis on the role of the board of directors in a change in control scenario. Howard & Howard then reviewed in detail the terms of the Merger Agreement and the voting agreements to be entered into by the directors and senior management. Howard & Howard also discussed the proposed resolutions that the board of directors would be requested to approve in connection with the merger. Representatives of Boenning reviewed with the Royal Financial board its financial analysis of the proposed transaction, and rendered Boenning’s oral opinion (subsequently delivered in writing at the conclusion of the meeting), as described in the section titled “Opinion of Royal Financial’s Financial Advisor” beginning on page 13, that as of July 28, 2021, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the aggregate consideration to be received by the Royal Financial stockholders pursuant to the merger is fair, from a financial point of view, to those stockholders. The board discussed the attributes of Finward’s common stock, including its recent market performance and its trading volume. Following extensive discussion and questions and answers, including consideration of the factors described under “Royal Financial’s Reasons for the Merger; Board Recommendation,” the board determined that the Merger Agreement and the transactions contemplated thereby was advisable and in the best interests of Royal Financial and its stockholders. The board then unanimously approved the Merger Agreement and the transactions contemplated thereby.
On July 28, 2021, the board of directors of Finward held a special meeting, at which representatives of Barnes & Thornburg and Stephens participated. Representatives of Stephens reviewed with the Finward board its financial analysis of the proposed transaction, and rendered Stephens’ oral opinion (subsequently delivered in writing), as described in the section titled “Opinion of Finward’s Financial Advisor” beginning on page 14, that as of July 28, 2021, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the merger consideration to be given by Finward in the merger is fair to Finward from a financial point of view. A representative of Barnes & Thornburg then described to the board the material provisions of the final draft of the Merger Agreement, certain process matters related to the merger, including the need for Finward’s stockholders to approve the Merger Agreement and the issuance of Finward’s shares in the merger, and conveyed to the board that all remaining negotiating issues on the Merger Agreement had been resolved. Barnes & Thornburg once again summarized the directors’ fiduciary duties in the context of an acquirer in a merger transaction, and responded to numerous questions from directors. Following further discussion among the directors, Finward’s board of directors unanimously approved the Merger Agreement as presented at the meeting and authorized the execution of the Merger Agreement and all related documents.
Following the completion of the Royal Financial and Finward board meetings, Royal Financial and Finward exchanged final disclosure schedules and executed the definitive Merger Agreement, and the Royal Financial directors and officer executed the voting agreement after the close of business on Wednesday, July 28, 2021. Before the opening of the market on Thursday, July 29, 2021, Finward and Royal Financial issued a joint press release announcing the execution of the Merger Agreement.

Royal Financial’s Reasons for the Merger; Board Recommendation
Royal Financial’s board of directors has unanimously determined that the Merger Agreement and the merger are in the best interests of Royal Financial and its stockholders and unanimously recommends that Royal Financial’s stockholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.
Royal Financial’s board of directors believes that the merger with Finward is consistent with Royal Financial’s goal of enhancing stockholder value and providing liquidity for the holders of Royal Financial common stock. In making its determination and recommendation authorizing and approving the merger and in approving and adopting the Merger Agreement, Royal Financial’s board of directors consulted extensively with members of Royal Financial’s management and with representatives of Boenning and Howard & Howard Attorneys PLLC (“Howard & Howard”). To this end, Royal Financial’s board of directors considered a variety of factors including the following:
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its knowledge of Royal Financial’s business, operations, financial condition, asset quality, earnings, loan portfolio, capital, and prospects both as an independent organization, and as a part of a combined company with Finward;

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its understanding of Finward’s business, operations, regulatory and financial condition, asset quality, earnings, capital, and prospects taking into account senior management’s due diligence review of Finward and information furnished by Boenning;

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based on the closing price of Finward’s common stock on July 27, 2021, the closing price of Royal Financial’s common stock on July 27, 2021 and Royal Financial’s June 30, 2021 balance sheet, the aggregate merger consideration was priced at a 4.1% premium to the Royal Financial closing price, 113.8% of tangible common book value at June 30, 2021 and 10.1x last twelve months earnings at June 30, 2021;

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its belief that the merger will result in a stronger banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio, and an attractive funding base that has the potential to deliver a higher value to Royal Financial’s stockholders as compared to continuing to operate as a stand-alone entity;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization, and footprint;

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the anticipated pro forma impact of the merger on Finward, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

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the financial analyses of Boenning and its written opinion, dated as of July 28, 2021, delivered to the Royal Financial board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications, and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Royal Financial common stock;

•	the cash component of the merger consideration offers Royal Financial stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value;
•	the stock component of the merger consideration offers Royal Financial stockholders the opportunity to participate as stockholders of Finward in the future performance of the combined company;
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the historical performance of each of Royal Financial’s common stock and Finward’s common stock and the dividends paid for each (based on Finward’s indicated annual dividend at the time, Royal Financial’s stockholders would see an increase from zero to an indicated level of $0.57);

•	the fact that upon completion of the merger Royal Financial’s stockholders will own approximately 18.1% of the outstanding shares of the combined company;
•	the benefits to Royal Financial and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•
the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Royal Financial, including its borrowers, customers, depositors, employees, and communities;
•
the effects of the merger on other Royal Financial employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Royal Financial employees;

•
the board’s understanding of the current and prospective environment in which Royal Financial and Finward operate, including national and local economic conditions, the continuing COVID-19 pandemic, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Finward to complete the merger from a financial and regulatory perspective;
•
the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to Royal Financial’s stockholders in the merger; and

•
the board’s review with its independent legal advisor, Howard & Howard, of the material terms of the Merger Agreement, including the board’s ability, under certain circumstances, to withhold, withdraw, qualify, or modify its recommendation to Royal Financial’s stockholders and to consider an alternative unsolicited acquisition proposal, if any, subject to the potential payment by Royal Financial of a termination fee to Finward, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the Merger Agreement, as well as the nature of the covenants, representations and warranties, and termination provisions in the Merger Agreement.

The Royal Financial board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
•	the risk that the consideration to be paid to Royal Financial stockholders could be adversely affected by a decrease in the trading price of Finward common stock during the pendency of the merger;
•	the potential risk of diverting management attention and resources from the operation of Royal Financial’s business and towards the completion of the merger;
•
the restrictions on the conduct of Royal Financial’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Royal Financial from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Royal Financial absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Royal Financial’s business, operations, and workforce with those of Finward;
•
the fact that the interests of certain of Royal Financial’s directors and executive officers may be different from, or in addition to, the interests of Royal Financial’s other stockholders as described under the heading “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109;

•
that, while Royal Financial expects that the merger will be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that necessary regulatory approvals or the Royal Financial stockholder approval might not be obtained and, as a result, the merger may not be completed;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;
•
the fact that: (i) Royal Financial would be prohibited from affirmatively soliciting acquisition proposals after execution of the Merger Agreement; and (ii) Royal Financial would be obligated to pay to Finward a termination fee if the Merger Agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Royal Financial from pursuing such a transaction; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.
This discussion of the information and factors considered by Royal Financial’s board of directors in reaching its conclusions and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors considered by the Royal Financial board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Royal Financial board of directors did not find it useful and did not attempt to quantify, rank, or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the Merger Agreement, and to make its recommendation to Royal Financial’s stockholders. Rather, the Royal Financial board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Royal Financial board of directors may have assigned different weights to different factors.
Certain of Royal Financial’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of Royal Financial’s stockholders generally. The Royal Financial board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Royal Financial’s stockholders. For a discussion of these interests, see “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
For the reasons set forth above, Royal Financial’s board of directors unanimously determined that the merger and the Merger Agreement are advisable and in the best interests of Royal Financial and its stockholders, and unanimously approved and adopted the Merger Agreement. The Royal Financial board of directors unanimously recommends that Royal Financial’s stockholders vote “FOR” approval of the Merger Agreement and the merger and “FOR” the adjournment of the Annual Meeting if necessary.
Finward’s Reasons for the Merger; Board Recommendation
In reaching its decision to approve the Merger Agreement, Finward’s board of directors consulted with Finward’s management, as well as its financial and legal advisors, and considered a number of factors, including:
•	The overall strategic, cultural, and financial fit as a result of the merger between Finward and Royal Financial;
•
the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Finward and Royal Financial, taking into account the results of Finward’s due diligence review of Royal Financial, including Finward’s assessments of Royal Financial’s credit policies, asset quality, adequacy of loan loss reserves, interest rate risk, and litigation;

•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;
•
its belief that Finward and Royal Financial have similar cultures and similar community-oriented philosophies, and the complementary nature of the strengths of the management personnel of each company;

•
the belief of Finward’s management that the merger will result in pre-tax annual cost savings of approximately 42.1% of Royal Financial’s non-interest expense base with 75% realized in 2022 and 100% in 2023 and thereafter;

•	the belief of Finward that the merger will produce earnings enhancement opportunities from additional sources of non-interest income;

•
the estimation by Finward’s management that the merger will result in an immediate dilution to tangible book value of 6.1% upon closing, and after-tax earnings per share accretion of 21.4% in 2022 (excluding one-time deal related charges) and 26.4% in 2023;

•
the likelihood of a successful integration of Royal Financial’s business, operations, and workforce with those of Finward and of successful operation of the combined company, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by Finward and Royal Financial;

•	the historical and current market prices of Finward’s common stock;
•	the fact that Royal Financial’s stockholders would own approximately 18.1% of the diluted share ownership of the combined company;
•
the financial and other terms and conditions of the Merger Agreement, including the fact that the exchange ratio and the per share amount of the cash merger consideration are both fixed, provisions designed to limit the ability of the Royal Financial’s board of directors to entertain third party acquisition proposals, a provision giving Royal Financial the right to terminate the Merger Agreement in the event of a specified decline in the market value of Finward’s common stock relative to a designated market index unless Finward agrees to pay additional merger consideration, and provisions providing for payment by Royal Financial to Finward of a $2,000,000 termination fee if the Merger Agreement is terminated under certain circumstances;

•	the board’s belief that Finward will be able to finance the cash portion of the merger consideration on substantially the terms contemplated by it;
•
the interests of Royal Financial’s directors and officers in the merger, in addition to their interests generally as stockholders, as described under “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109; and

•	the need to obtain Royal Financial’s stockholder approval and regulatory approvals in order to complete the transaction.
The foregoing discussion of the factors considered by Finward’s board of directors is not intended to be exhaustive, but rather includes the material factors considered by Finward’s board of directors. In reaching its decision to approve the Merger Agreement and the merger, Finward’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Finward’s board of directors considered all these factors as a whole, including discussions with, and questioning of, Finward’s management and its financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.
For the reasons set forth above, Finward’s board of directors unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the merger and merger consideration, are advisable and in the best interests of Finward and its shareholders.
Effects of the Merger
The respective boards of directors of Finward and Royal Financial believe that, over the long-term, the merger will be beneficial to Finward’s stockholders, including the current stockholders of Royal Financial who will become Finward stockholders if the merger is completed. The Finward board of directors believes that one of the potential benefits of the merger is the cost savings that may be realized by combining the two companies and integrating Royal Bank into Peoples Bank, Finward’s banking subsidiary, which savings are expected to enhance Finward’s earnings.
Finward expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after the merger, which will enable Finward to achieve economies of scale in these areas. Promptly following the completion of the merger, which is expected to occur during the first quarter of 2022, Finward plans to begin the process of eliminating redundant functions and eliminating duplicative expenses. It is contemplated that after the merger, Peoples Bank will continue to operate the main office and branch offices of Royal Bank as branches of Peoples Bank. For more information about Royal Bank’s branch offices, see “Additional Information About Royal Financial – Properties” beginning on page 141.

The amount of any cost savings Finward may realize in 2022 will depend upon how quickly and efficiently Finward is able to implement the processes outlined above during the year.
Finward believes that it will achieve cost savings based on the assumption that it will be able to:
•	reduce data processing costs;
•	reduce staff;
•	achieve economies of scale in advertising and marketing budgets; and
•	reduce legal and accounting fees.
Finward has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.
Finward also believes that the merger will be beneficial to the customers of Royal Financial as a result of the additional products and services offered by Finward and because of its increased lending capabilities.
Negotiations, Transactions, or Materials Contracts
Except as set forth above or elsewhere in this proxy statement/prospectus, none of Royal Financial, Royal Bank, nor any of their respective directors, executive officers, or other affiliates had any negotiations, transactions, or material contracts with Finward, Peoples Bank, or any of their directors, executive officers, or other affiliates during the past three years that would require disclosure under the rules and regulations of the SEC applicable to this proxy statement/prospectus.
Opinion of Royal Financial’s Financial Advisor
Royal Financial engaged Boenning to render financial advisory and investment banking services to the Royal Financial board, including delivery of an opinion to the Royal Financial board as to the fairness, from a financial point of view, to the holders of Royal Financial common stock of the merger consideration. Royal Financial selected Boenning because Boenning is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Boenning is regularly engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions and other corporate transactions.
As part of its engagement, representatives of Boenning telephonically attended the meeting of the Royal Financial board held on July 28, 2021 at which the Royal Financial board evaluated the merger. At this meeting, Boenning reviewed the financial aspects of the merger and rendered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning as set forth in such opinion, the merger consideration to be received in the merger by the holders of Royal Financial common stock was fair, from a financial point of view, to such stockholders. The Royal Financial board unanimously adopted the Merger Agreement at this meeting.
The following description of the Boenning fairness opinion is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning in preparing the opinion.
Boenning’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Royal Financial board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness to the holders of Royal Financial common stock, from a financial point of view, of the merger consideration to be received in the merger by such stockholders. It did not address the underlying business decision of Royal Financial to engage in the merger or enter into the merger agreement or constitute a recommendation to the Royal Financial board in connection with the merger, and it does not constitute a recommendation to any holder of Royal Financial common stock as to how to vote in connection with the merger or any other matter.

Boenning’s opinion was reviewed and approved by Boenning’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority, Inc.
In connection with rendering the opinion described above, Boenning reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Royal Financial and Finward and bearing upon the merger, including, among other things:
•
the historical financial performances, current financial positions and general prospects of Royal Financial and Finward and certain internal financial analyses and forecasts prepared by the management of Royal Financial and Finward;

•	a draft of the Merger Agreement;
•	the stock market performance and trading history of Finward;
•	the publicly available consolidated financial and operating data of Royal Financial and Finward;
•
the pro forma financial impact of the merger on Royal Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of Royal Financial and Finward, and relied upon by Boenning at the direction of such management and with the consent of Royal Financial;

•	the nature and financial terms of the merger as compared with the nature and financial terms of certain other merger and business combinations in the banking industry; and
•	discussions with members of Royal Financial’s and Finward’s senior management with respect to their respective operations, historical financial statements and future prospects.
Boenning also performed such other financial analyses, studies and investigations as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.
In conducting its review and arriving at its opinion, Boenning relied upon and assumed the accuracy and completeness of all of the financial and other information and representations made or given by Royal Financial and Finward, and their respective officers, directors, auditors, counsel and other agents, and on publicly available filings, releases and other information issued by Royal Financial and Finward including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Boenning relied upon the pro forma financial impact of the merger on Finward, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of Royal Financial and Finward. Boenning assumed, at the direction of Royal Financial, that all forecasts and projections provided to Boenning were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Royal Financial and Finward as to their most likely future financial performance. Accordingly, with the consent of Royal Financial, in rendering its opinion, Boenning relied on Royal Financial and Finward management as to the reasonableness and achievability of such information. Boenning relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
Boenning is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and Boenning assumed, without independent verification, that the allowances for loan losses indicated on the balance sheets of Royal Financial and Finward are adequate to cover such losses. In rendering its opinion, Boenning did not review any individual loans or credit files.

Boenning assumed, in all respects material to its analyses:
•
that all of the representations and warranties of all parties contained in the Merger Agreement and all related agreements and documents were true and correct, that each party under the agreements and documents would perform all of the covenants required to be performed by such party under the agreements and documents, and that the conditions precedent in the agreements and documents would not be waived;

•
that the Merger Agreement (the final terms of which Boenning has assumed would not differ in any respect material to Boenning’s analyses from the draft version reviewed by Boenning and referred to above) represented the entire agreement between the parties, that the Merger Agreement would not be modified or amended, and that its terms would not be superseded or supplemented by other agreements or documents, with no adjustments to the merger consideration and with no other consideration or payments in respect of Royal Financial common stock;

•
that in the course of obtaining the necessary regulatory approvals for the consummation of the merger, no conditions would be imposed that would materially affect Royal Financial, Finward, the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger; and

•	that the merger would be treated as a tax-free reorganization for federal income tax purposes.
Boenning assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Boenning was further advised by representatives of Royal Financial that Royal Financial relied upon advice from its advisors (other than Boenning) or other appropriate sources as to all legal, tax, regulatory and accounting matters. Boenning did not provide advice with respect to any such matters.
Boenning’s opinion addressed only the fairness to the holders of Royal Financial common stock, from a financial point of view, as of the date of the opinion, of the merger consideration to be received in the merger by such stockholders. Boenning’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to Boenning through such date and, accordingly, it speaks to no other period. Boenning did not and does not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion did not address, and Boenning expressed no view or opinion with respect to:
•	the relative merits of the merger and the other business strategies that the Royal Financial board considered or may have considered;
•	the underlying business decision of the Royal Financial board to proceed with the merger;
•	the prices at which Royal Financial’s securities or Finward’s securities may trade at any time; or
•	any advice or a recommendation provided by any other advisor to Royal Financial.
Additionally, Boenning assumed that the merger is, in all respects, lawful under applicable law. Further, Boenning’s analyses and opinion, and the financial projections on which they were based, did not reflect changes in the operations and projections of Royal Financial and Finward subsequent to the date of Boenning’s opinion, including changes that have resulted or may result from the social, political and economic impact of the COVID-19 pandemic.
In performing its analyses, Boenning made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Boenning, Royal Financial and Finward. Any estimates contained in the analyses performed by Boenning are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Boenning opinion was among several factors taken into consideration by the Royal Financial board in making its determination to approve the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses described below should not be viewed as determinative of the decision of the Royal Financial board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Royal Financial and Finward, and the decision for Royal Financial to enter into the Merger Agreement was solely that of the Royal Financial board.
The following is a summary of the material financial analyses presented by Boenning to the Royal Financial board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Boenning to the Royal Financial board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Boenning believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
For purposes of the financial analyses described below, Boenning utilized an implied per share transaction value for the merger of $19.94 per outstanding share of Royal Financial common stock, based on the consideration of $20.14 in cash or a fixed exchange ratio of 0.4609 shares of Finward common stock, as well as Finward’s closing price of $43.03 on July 27, 2021. Boenning also utilized an implied aggregate transaction value for the merger of $52.2 million based on (i) the implied per share transaction value of $19.94 per share of Royal Financial common stock, (ii) the “in the money” value of Royal Financial’s outstanding stock options based on the excess of the implied per share transaction value of $20.14 over the weighted average strike price of $11.69, (iii) 2,567,573 shares of Royal Financial common stock outstanding, and (iv) 113,200 Royal Financial stock options outstanding. The aggregate implied value of the consideration payable to the holders of Royal Financial common stock was $51.2 million while the aggregate amount of cash payable to the holders of Royal Financial stock options was $956,540.
In addition to the financial analyses described below, Boenning reviewed with the Royal Financial board for informational purposes, among other things, the following implied transaction multiples based on the implied aggregate transaction value for the merger of $52.2 million:
•	113.8% of Royal Financial’s June 30, 2021 tangible book value
•	10.1x Royal Financial’s LTM June 30, 2021 net income
•	2.0% core deposit premium defined as the premium paid to tangible book value divided by Royal Financial’s core deposits
Royal Financial Selected Companies Analysis. Using publicly available information, Boenning compared the financial performance, financial condition and market performance of Royal Financial to 13 exchange-traded banks and bank holding companies headquartered in the Midwest with total assets of $300 million – $1.0 billion, tangible common equity / tangible assets of 7% – 10% and LTM Core return on average tangible common equity of 9% – 14%, excluding mutuals and merger targets (which we refer to as the “Royal Financial selected companies”).
The Royal Financial selected companies were as follows:
Westbury Bancorp, Inc.	Redwood Financial, Inc.
Consumers Bancorp, Inc.	CSB Bancorp Inc.
United Bancorp, Inc.	Equitable Financial Corp.
CITBA Financial Corporation	First Bancshares, Inc.
Andover Bancorp, Inc.	Citizens Commerce Bancshares, Inc.
Eastern Michigan Financial Corporation	First Bancshares Inc.
First Bancorp of Indiana, Inc.

To perform this analysis, Boenning used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (which we refer to as “MRQ”), or latest 12 months (which we refer to as “LTM”), and market price information as of July 27, 2021. Certain financial data prepared by Boenning, as referenced in the tables presented below, may not correspond to the data presented in Royal Financial’s historical financial statements as a result of the different periods, assumptions and methods used by Boenning to compute the financial data so presented.
Boenning’s analysis showed the following concerning the financial condition and performance of Royal Financial and the Royal Financial selected companies for the LTM:
(in %)	Royal Financial Selected Companies
	Royal Financial	Low	Average	Median	High
TCE / Tangible Assets	8.62	7.27	8.75	8.88	9.93
LTM Core ROAA(1)	1.06	0.74	0.99	0.98	1.16
LTM Core ROATCE(1)	12.24	9.17	10.83	10.71	13.35
LTM Efficiency Ratio	57.1	57.3	64.3	62.1	74.9
Loans / Deposits	99.6	50.5	72.7	74.0	93.3
NPAs / Assets	0.44	0.11	0.47	0.28	1.56
(1)	Core income excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.
In addition, Boenning’s analysis showed the following concerning the market performance of Royal Financial and the Royal Financial selected companies:
(in % unless otherwise noted)	Royal Financial Selected Companies
	Royal Financial	Low	Average	Median	High
Dividend Yield	0.00	0.00	2.02	2.16	4.46
Price / Tangible Book Value	107.4	55.2	96.9	94.6	136.0
Price / LTM EPS (x)	9.2	4.3	9.5	9.2	16.1
None of the Royal Financial selected companies used as a comparison in the above analyses are identical to Royal Financial. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
In addition, Boenning’s analysis compared pricing multiples for the merger to the implied merger pricing multiples of the Royal Financial selected companies. To account for an equity control premium, Boenning applied a 28.5% premium to the Royal Financial selected companies based on the median one-day stock price premium for all bank and thrift merger transactions announced over the last 10 years, based on data from S&P Global Market Intelligence.
(in % unless otherwise noted)	Royal Financial Selected Companies
	Royal Financial	10th Percentile	Median	90th Percentile
Price / Tangible Book Value	113.8	108.4	121.6	150.6
Price / LTM EPS (x)	10.1	8.9	11.8	15.2
Core Deposit Premium	2.0	0.8	2.0	5.9
Select Transactions Analysis
Boenning reviewed publicly available information related to three sets of selected U.S. bank transactions:
1.
12 selected Illinois bank and thrift transactions (which we refer to as the “Illinois group”), announced since June 30, 2018, with target assets of $100 million – $1.5 billion and disclosed pricing, excluding mergers of equals;

2.
10 selected bank and thrift transactions announced since COVID-19 was declared a pandemic (March 11, 2020) with targets headquartered in the Midwest, assets of $125 million – $1.5 billion, NPAs / assets of less than 3% and disclosed pricing, excluding mergers of equals (which we refer to as the “Midwest group”); and

3.
11 selected bank and thrift transactions announced since January 1, 2020 with target assets of $200 million – $1.0 billion, buyer assets of less than 5.0x target assets, TCE / TA of less than 15%, LTM ROAE of less than 12% and disclosed pricing, excluding mergers of equals (which we refer to as the “Nationwide group”).

All three sets of transactions exclude investor recapitalization transactions, transactions without disclosed deal values and mergers of equals.
Illinois Group
Buyer Name	Target Name	Announcement Date
First Busey Corporation	Cummins-American Corp.	1/19/21
First Waterloo Bancshares, Inc.	Best Hometown Bancorp, Inc.	10/9/19
RBB Bancorp	PGB Holdings, Inc.	9/6/19
Heartland Financial USA, Inc.	Rockford Bank and Trust Company	8/13/19
Wintrust Financial Corporation	SBC, Incorporated	7/25/19
Associated Banc-Corp	First Staunton Bancshares, Inc.	7/25/19
Wintrust Financial Corporation	STC Bancshares Corp.	6/5/19
Wintrust Financial Corporation	Rush-Oak Corporation	2/20/19
First Midwest Bancorp, Inc.	Bridgeview Bancorp, Inc.	12/6/18
Blackhawk Bancorp, Inc.	First McHenry Corporation	10/18/18
Byline Bancorp, Inc.	Oak Park River Forest Bankshares, Inc.	10/17/18
NorthWest Indiana Bancorp	AJS Bancorp, Inc.	7/31/18
Midwest Group
Buyer Name	Target Name	Announcement Date
Farmers National Banc Corp.	Cortland Bancorp	6/23/21
HBT Financial, Inc.	NXT Bancorporation, Inc.	6/7/21
Equity Bancshares, Inc.	American State Bancshares, Inc.	5/17/21
Farmers & Merchants Bancorp, Inc.	Perpetual Federal Savings Bank	5/4/21
Stock Yards Bancorp, Inc.	Kentucky Bancshares, Inc.	1/27/21
First Busey Corporation	Cummins-American Corp.	1/19/21
PSB Holdings, Inc.	Waukesha Bankshares, Inc.	12/16/20
OakStar Bancshares, Inc.	First Bancshares, Inc.	11/20/20
First Mid Bancshares, Inc.	LINCO Bancshares, Inc.	9/28/20
Summit Financial Group, Inc.	WinFirst Financial Corporation	9/28/20
Nationwide Group
Buyer Name	Target Name	Announcement Date
Southern California Bancorp	Bank of Santa Clarita	4/27/21
Bank of Marin Bancorp	American River Bankshares	4/19/21
Shore Bancshares, Inc.	Severn Bancorp, Inc.	3/3/21
Fidelity D & D Bancorp, Inc.	Landmark Bancorp, Inc.	2/26/21
First National Corporation	Bank of Fincastle	2/18/21
People's Bank of Commerce	Willamette Community Bank	11/5/20
Hanover Bancorp Inc.	Savoy Bank	8/27/20
BV Financial, Inc. (MHC)	Delmarva Bancshares, Inc.	6/18/20
Pinnacle Bankshares Corporation	Virginia Bank Bankshares, Incorporated	1/21/20
Norwood Financial Corp.	UpState New York Bancorp, Inc.	1/9/20
First Illinois Bancorp, Inc.	Rockwood Bancshares, Inc.	1/8/20

For each selected transaction, Boenning derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:
•	Price per share of common stock to tangible book value per share of common stock of the acquired company;
•	Price per share of common stock to LTM core earnings (excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles);
•	Core deposit premium;
The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the merger based on the implied aggregate transaction value for the merger of $52.2 million and using historical financial information for Royal Financial as of or for the 12 months ended June 30, 2021.
The results of the analysis are set forth in the following tables:
Illinois Group
(in % unless otherwise noted)	Royal Financial	Royal Financial Selected Companies
		10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	113.8	110.6	137.7	163.3
Deal Value / LTM EPS (x)	10.1	10.6	14.8	25.0
Core Deposit Premium	2.0	1.4	5.0	9.3
Midwest Group
(in % unless otherwise noted)	Royal Financial Selected Companies
	Royal Financial	10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	113.8	111.1	125.9	159.4
Deal Value / LTM EPS (x)	10.1	11.8	16.3	21.5
Core Deposit Premium	2.0	1.4	4.0	12.9
Nationwide Group
(in % unless otherwise noted)	Royal Financial Selected Companies
	Royal Financial	10th Percentile	Median	90th Percentile
Deal Value / Tangible Book Value	113.8	96.2	121.6	175.5
Deal Value / LTM EPS (x)	10.1	12.3	17.3	30.4
Core Deposit Premium	2.0	-0.5	3.0	16.5
No company or transaction used as a comparison in the above selected transactions analysis is identical to Royal Financial, Finward or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgment concerning differences in financial and operating characteristics of the companies involved.
Pro Forma Financial Impact Analysis
Boenning performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Royal Financial and Finward. Using closing balance sheet estimates as of December 31, 2021 for Royal Financial provided by management and assumed long term earnings growth rates provided by Royal Financial management. Boenning further relied, with the consent of Royal Financial, upon Finward management as to the reasonableness and achievability of the assumed Finward long-term growth rates and certain other assumptions relating to Finward and the estimates regarding certain pro forma financial effects of the merger on Finward (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) and the assumptions and bases for all such information, and Boenning assumed that all such information was reasonably prepared and represented, or was consistent with, the best currently available estimates and judgments of Finward management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. This analysis indicated that the merger could be (i) accretive to Finward’s 2022 estimated EPS, and (ii) dilutive to Finward’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger, Finward’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio at closing would be above those required to be deemed “well capitalized” under regulatory guidelines. For all of the above analyses, the actual results achieved by Finward’s following the merger may vary from the projected results, and the variations may be material.
It is understood that the foregoing financial information of Finward and Royal Financial was not prepared with the expectation of public disclosure, that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. Boenning assumed, based on discussions with the respective managements of Finward and Royal Financial and with the consent of the Royal Financial board, that all such information provided a reasonable basis upon which Boenning could form its opinion and Boenning expressed no view as to any such information or the assumptions or bases therefor. Boenning relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
Present Value Analysis
Boenning performed a present value analysis to estimate a range for the implied equity value of Royal Financial. In this analysis, the future cash flows are derived from Royal Financial’s financial budget and management estimates and discounted back. Cash flows include projected cash dividends as well as an assumed value of one share at the end of year five using both earnings and tangible book value multiples. The range of discount rates for Royal Financial was determined using the Capital Asset Pricing Model and the Build-Up Method, which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Duff & Phelps risk premiums for micro-cap stocks and for commercial bank stocks. Boenning also considered comparable company returns on tangible common equity as a third hurdle rate. The average discount rates resulting from these methods was approximately 15.0%.
The ranges of values were derived by adding (i) the present value of the estimated earnings and cash dividends that Royal Financial could generate over the five-year period from 2022 to 2026 and (ii) the present value of Royal Financial’s implied terminal value at the end of such period. In calculating the net present value of Royal Financial using the earnings multiple, the range of price to earnings ratios used to determine possible future stock prices was 8.0x to 12.0x LTM earnings, with a midpoint of 10.0x. The mid-point multiple approximates median multiples in the peer group analysis. This present value analysis resulted in a range of implied values per share of Royal Financial common stock of $15.05 per share to $23.95 per share with a midpoint of $19.20 per share. In calculating the net present value of Royal Financial using the tangible book value multiple, the range of price to tangible book value ratios used to determine possible future stock prices was 0.9x to 1.3x of tangible book value, with a midpoint of 1.1x. The mid-point multiple approximates median multiples in the peer group analysis. This present value analysis resulted in a range of implied values per share of Royal Financial common stock of $14.18 per share to $21.76 per share with a midpoint of $17.72 per share.
The present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Royal Financial or the pro forma combined company.
Miscellaneous
Boenning acted as financial advisor to Royal Financial in connection with the merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, Boenning is regularly engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Boenning has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its broker-dealer businesses, and further to certain existing sales and trading relationships between each of Royal Financial and Finward and Boenning, Boenning and its affiliates may from time to time purchase securities from, and sell securities to, Royal Financial and Finward, and as a market maker in securities, Boenning and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Royal Financial or Finward for its own accounts and for the accounts of its customers and clients. Boenning employees may also from time to time maintain individual positions in Royal Financial common stock and/or Finward common stock.
Pursuant to the Boenning engagement agreement, Royal Financial agreed to pay Boenning a cash fee equal to 1.25% of the implied transaction value, $15,000 of which became payable upon retention of Boenning, $100,000 of which became payable concurrently with the rendering of Boenning’s opinion, and the balance of which is contingent upon the consummation of the merger. Boenning’s fee for rendering the fairness opinion was not contingent upon Boenning reaching any particular conclusion. Royal Financial also agreed to reimburse Boenning for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify Boenning against certain liabilities relating to or arising out of Boenning’s engagement or Boenning’s role in connection therewith.
With respect to previous engagements, Boenning has not had any material investment banking relationship with Royal Financial during the past two years in which compensation was received or was intended to be received as a result of the relationship between Boenning, on the one hand, and Royal Financial, on the other hand. Boenning may provide investment banking services to Finward in the future, although there is no agreement to do so.
Opinion of Finward’s Financial Advisor
On February 18, 2020, Finward engaged Stephens to act as financial adviser to Finward in connection with the proposed acquisition of Royal Financial by Finward. As part of the engagement, Stephens was asked to assess the fairness to Finward, from a financial point of view, of the consideration to be given by Finward in the merger. Finward engaged Stephens because it is a nationally recognized investment banking firm with offices throughout the United States and has substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. As specialists in the securities of banking companies, Stephens has experience with, and knowledge regarding, the securities of banking enterprises.
As part of Stephens’ engagement, at the request of Finward, representatives of Stephens attended meetings of the Board of Directors of Finward (the “Board of Directors”) in which the Board of Directors evaluated the proposed merger, including, among others, a meeting of the Board of Directors held on July 28, 2021. At this meeting, the Board of Directors requested and received reports, discussion and commentary from its advisors, management and members regarding the proposed merger. As Finward’s financial advisor at that meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its opinion that, as of such date and based upon and subject to the factors and assumptions referenced in its opinion, the consideration to be given by Finward in the merger is fair to Finward from a financial point of view.
The full text of Stephens’ written opinion letter (the “Opinion Letter”), dated July 28, 2021, is attached as Appendix C to this document and incorporated herein by reference. Investors are urged to read this Opinion Letter in its entirety. The description of Stephens’ opinion set forth herein is qualified in its entirety by reference to the full text of such written Opinion Letter.
Stephens’ opinion speaks only as of its date, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was provided for the information of, and was directed to, the Board of Directors and addresses only the fairness to Finward, from a financial point of view, of the consideration to be given by Finward in the merger. The opinion does not address the underlying business decision of Finward to engage in the merger and does not constitute a recommendation to the Board of Directors in connection with the merger. The opinion does not constitute a recommendation to any person as to how such person should vote or act with respect to the merger or any related matter. Finward and Royal Financial determined the merger consideration through a negotiation process.
In connection with developing its opinion, Stephens:
(i)	reviewed certain publicly available financial statements and reports regarding Finward and Royal Financial;
(ii)	reviewed certain audited financial statements and management reports regarding Finward and Royal Financial;
(iii)	reviewed certain internal financial statements and other financial and operating data concerning Finward and Royal Financial prepared by management of Finward and Royal Financial, respectively;
(iv)
reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning Finward provided by the management team of Finward, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of Finward;

(v)	reviewed the reported prices and trading activity for the common stock of Finward and Royal Financial;
(vi)
compared the financial performance of Finward and Royal Financial with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to its analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the merger;
(viii)	reviewed the then most recent draft of the merger agreement and related documents provided to Stephens by Finward;
(ix)
discussed with management of Finward and Royal Financial the operations of and future business prospects for Finward and Royal Financial and the anticipated financial consequences of the merger to Finward and Royal Financial;

(x)	assisted in deliberations regarding the material terms of the merger and negotiations with Royal Financial; and
(xi)	performed such other analyses and provided such other services as Stephens deemed appropriate.
Stephens has relied on the accuracy and completeness of the information and financial data provided by Finward and Royal Financial and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of Finward and Royal Financial have assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Finward or of Royal Financial; nor has Stephens evaluated the solvency or fair value of Finward or of Royal Financial under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of Finward or Royal Financial. With respect to the financial forecasts prepared by Finward, including the forecasts of potential cost savings and potential synergies, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of Finward and Royal Financial as to the future financial performance of Finward and Royal Financial, and that the financial results reflected by such projections will be realized as predicted. Stephens has not received or reviewed any individual credit files nor has Stephens made an independent evaluation of the adequacy of the allowance for loan losses of Finward or Royal Financial. Stephens has not made an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of Finward or Royal Financial. Stephens has also assumed that the representations and warranties contained in the merger agreement and all related documents are true, correct and complete in all material respects.

Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens has relied solely, and without independent verification, on the assessments of Finward and its other advisors with respect to such matters. Stephens has assumed, with Finward’s consent, that the merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for Finward.
Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Stephens as of the date of the opinion. It should be understood that subsequent developments may affect Stephens’ opinion and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the merger will be consummated on the terms of the latest draft of the Merger Agreement provided to Stephens prior to the delivery of its opinion, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the merger to Finward. Stephens is not expressing any opinion herein as to the price at which the common stock or any other securities of Finward will trade following the announcement of the merger.
For purposes of rendering its opinion, Stephens assumed that, in all respects material to its analyses:
(i)	the merger will be completed substantially in accordance with the terms set forth in the Merger Agreement, without material waiver or modification;
(ii)	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;
(iii)	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;
(iv)	all conditions to the completion of the merger will be satisfied without any waivers;
(v)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Finward or Royal Financial since either the date of the last financial statements made available to Stephens and the date of the Merger Agreement, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact Finward or Royal Financial;

(vi)
all required governmental, regulatory, shareholder and third party approvals have been or will be received in a timely manner and without any conditions or requirements that would have a material adverse effect on the contemplated benefits of the merger to Finward; and

(vii)	the merger will be accounted for as a purchase transaction under generally accepted accounting principles.
Stephens’ opinion is limited to whether the consideration to be given by Finward in the merger is fair to Finward from a financial point of view. Stephens was not asked to, and it did not, offer any opinion as to the terms of the Merger Agreement or the form of the merger or any aspect of the merger, other than the fairness, from a financial point of view, of the consideration to be given in the merger by Finward. The opinion did not address the merits of the underlying decision by Finward to engage in the merger, the merits of the merger as compared to other alternatives potentially available to Finward or the relative effects of any alternative transaction in which Finward might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of Finward’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of Finward or otherwise.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with Stephens’ opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with Finward’s executive management and Board of Directors the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Summary of Proposed Merger
Pursuant to the Merger Agreement and for purposes of its opinion, Stephens assumed the consideration to be given by Finward for the outstanding common stock and common stock awards of Royal Financial, subject to potential adjustments as described in the merger agreement, has an aggregate value of approximately $52.1 million or $19.93 per share of Royal Financial’s common stock. The consideration consists of the obligation to exchange for each share of Royal Financial’s common stock either (i) 0.4609 shares of Finward’s common stock, (ii) $20.14 in cash, or (iii) a combination thereof; provided, however, that, subject to the allocation procedures of the Merger Agreement, in the aggregate, sixty-five percent (65%) of Royal Financial’s common stock will be exchanged for the stock consideration and thirty-five percent (35%) of Royal Financial’s common stock will be exchanged for the cash consideration. Based upon the unaudited financial information of Royal Financial as of and for the twelve months ended June 30, 2021, Stephens calculated the following transaction multiples:
Transaction Value / Tangible Book Value:	1.14x
Transaction Value / Last Twelve Months (“LTM”) Earnings:	10.1x
Core Deposit Premium:	2.0%
Relevant Public Companies Analysis
Stephens considered the financial condition, operating statistics and market valuation of selected relevant public companies and their stock trading prices. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, are reasonably similar to Royal Financial; however, no selected company below is identical or directly comparable to Royal Financial. A complete analysis involves complex considerations and qualitative judgements concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.
Relevant Public Companies – Royal Financial
The peer group selected for Royal Financial consisted of the following publicly traded (NASDAQ, NYSE, NYSE MKT, OTCQX, OTCPK or OTCQB) and over the counter bank holding companies headquartered in the Midwest with total assets between $450.0 million and $700.0 million (excluding merger targets):
University Bancorp, Inc.
Denmark Bancshares, Inc.
FNBH Bancshares, Inc.
Wayne Savings Bancshares, Inc.
CITBA Financial Corporation

Pontiac Bancorp, Inc.
West Shore Bank Corp.
FFD Financial Corporation
Commercial National Financial Corporation
Andover Bancorp, Inc.
Iowa First Bancshares Corp.
SVB&T Corporation
Baraboo Bancorporation, Inc.
Eastern Michigan Financial Corporation
First Bancorp of Indiana, Inc.
FFW Corporation
Madison County Financial, Inc.
Redwood Financial, Inc.
Grand River Commerce, Inc.
To perform this analysis, Stephens examined publicly available financial information as of and for the twelve months ended June 30, 2021, or the most recently reported period available, and the market trading multiples of the relevant public companies based on July 23, 2021 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:
	Royal Financial	25th Percentile	Median	75th Percentile
LTM Core Return on Average Assets	1.06%	0.76%	1.04%	1.40%
LTM Core Return on Average Tangible Common Equity	12.2%	9.3%	11.4%	12.7%
Tangible Common Equity (excl. PPP)(1) / Tangible Assets	8.8%	8.1%	10.1%	10.7%
Non-Performing Assets (excl. PPP)(1)(2) / Assets	0.37%	0.59%	0.25%	0.09%
Loan Loss Reserves / Loans (excl. PPP)(1)	0.84%	1.16%	1.44%	1.89%
Price / Tangible Book Value	1.11x	0.92x	1.10x	1.25x
Price / LTM Earnings Per Share	9.9x	8.2x	9.3x	13.5x
Source: S&P Global Market Intelligence
(1)	Paycheck Protection Program loans.
(2)	Non-performing assets excludes restructured loans.
Relevant Transaction Analysis (Midwest U.S.)
Stephens reviewed publicly selected transaction multiples and related financial data for relevant bank and thrift acquisition transactions involving targets headquartered in the Midwest of the United States announced since June 1, 2019 with target total assets between $250.0 million and $1.0 billion and last twelve months’ return on average assets greater than 0.50%. The following transactions were considered by Stephens because each acquired company’s relative asset size, financial performance and markets of operation, among other factors, is reasonably similar to Royal Financial’s, though none are identical or directly comparable to Royal Financial’s or the proposed merger. A complete analysis involves complex considerations and qualitative concerning differences in financial and operating characteristics and other factors that could affect the transaction values of the relevant transactions. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant transaction data. The transactions included in this group were:
Buyer	Seller
Farmers National Banc Corp.	Cortland Bancorp
Equity Bancshares Inc.	American State Bancshares Inc.
Farmers & Merchants Bancorp	Perpetual Federal Savings Bank
First Illinois Bancorp Inc.	Rockwood Bancshares Inc.
Central Bancompany Inc.	Platte County Bancshares Inc.
Keweenaw Financial Corporation	North Star Financial Holdings Inc.
FB Financial Corp.	FNB Financial Corp.
Farmers National Banc Corp.	Maple Leaf Financial Inc.
First Midwest Bancorp Inc.	Bankmanagers Corp.
Level One Bancorp Inc.	Ann Arbor Bancorp Inc.
Wintrust Financial Corp.	SBC Inc.
Associated Banc-Corp	First Staunton Bancshares Inc.
Nicolet Bankshares Inc.	Choice Bancorp Inc.
Wintrust Financial Corp.	STB Bancshares Corp.
Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the merger. A complete analysis involves complex considerations and qualitative concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the man or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median, and 75th percentile transaction multiples of the relevant transactions:
	Royal Financial	25th Percentile	Median	75th Percentile
Target Total Assets ($ millions)	$533	$278	$416	$602
Target Tangible Common Equity / Tangible Assets	8.6%	10.3%	11.3%	13.9%
Target LTM Return On Average Assets	1.01%	0.78%	1.17%	1.23%
Target Non-Performing Assets / Assets	0.44%	1.06%	0.52%	0.35%
Transaction Value / Tangible Book Value	1.14x	1.27x	1.49x	1.69x
Transaction Value / LTM Earnings	10.1x	13.2x	15.4x	21.2x
Core Deposit Premium	2.0%	6.6%	7.6%	13.3%
Source:S&P Global Market Intelligence
Relevant Transaction Analysis (Nationwide)
Stephens reviewed publicly available selected transaction multiples and related financial data for relevant nationwide bank and thrift acquisition transactions since January 1, 2020 with target total assets between $300.0 million and $750.0 million and TCE/TA of less than 14.0%. The following transactions were considered by Stephens because each acquired company’s relative asset size and financial performance, among other factors, is reasonably similar to Royal Financial’s, though none is identical or directly comparable to Royal Financial’s. A complete analysis involves complex considerations and qualitative concerning differences in financial and operating characteristics and other factors that could affect the transaction values of the relevant transactions. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant transaction data. The transactions included in this group were:
Buyer	Seller
Southern California Bancorp	Bank of Santa Clarita
Colony Bankcorp, Inc.	SouthCrest Financial Group, Inc.
SmartFinancial, Inc.	Sevier County Bancshares, Inc.
Seascoast Banking Corporation of Florida	Legacy Bank of Florida
Fidelity D&D Bancorp, Inc.	Landmark Bancorp, Inc.
LINKBANCORP Inc.	GNB Financial Services, Inc.
BancorpSouth Bank	National United BancShares, Inc.
Hanover Bancorp, Inc.	Savoy Bank
Broadway Financial Corporation	CFBanc Corporation
BV Financial, Inc.	Delmarva Bancshares, Inc.
Norwood Financial Corp.	UpState New York Bancorp, Inc.
Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the merger. A complete analysis involves complex considerations and qualitative concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median and 75th percentile transaction multiples of the relevant transactions:
	Royal Financial	25th Percentile	Median	75th Percentile
Target Total Assets ($ millions)	$533	$400	$436	$565
Target Tangible Common Equity / Tangible Assets	8.6%	8.4%	10.0%	10.4%
Target LTM Return On Average Assets	1.01%	0.71%	1.06%	1.12%
Target Non-Performing Assets / Assets	0.44%	0.97%	0.79%	0.38%
Transaction Value / Tangible Book Value	1.14x	1.23x	1.31x	1.53x
Transaction Value / LTM Earnings	10.1x	15.3x	17.1x	17.7x
Core Deposit Premium	2.0%	2.9%	4.8%	11.5%
Source:S&P Global Market Intelligence
Discounted Cash Flow Analysis
Stephens performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that Royal Financial could contribute to Finward through 2026, on a standalone basis. In performing this analysis, Stephens used projections for Royal Financial provided by Finward management through 2026. Additionally, the analysis assumes Royal Financial pays the maximum dividend available while maintaining an 8.0% tangible common equity to tangible asset ratio. Any earnings in excess of what would need to be retained represented dividendable cash flows for Royal Financial for purposes of this analysis.
A valuation was derived by discounting the projected free cash flows for Royal Financial based on the estimates for December 31, 2022 through December 31, 2026 and a terminal value at December 31, 2026 based on the projected last twelve months earnings for the period ending December 31, 2026 and utilizing a range of discount rates approximating Finward’s cost of capital.
The analysis assumed discount rates ranging from 11.0% to 12.0% and terminal multiples ranging from 9.0 times to 11.0 times calendar year 2026 LTM forecasted earnings. On a standalone basis, this analysis resulted in a range of values of Royal Financial from $24.29 per share to $28.37 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be effective to determine the actual current or expected future values of Royal Financial.

Financial Impact Analysis
Stephens performed pro forma merger analyses that combined projected income statement and balance sheet information of Finward and Royal Financial. Analytic assumptions obtained from management of Finward regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger could have on certain projected financial results of Finward. In the course of this analysis, Stephens used Finward management earnings estimates for 2021-2023 and 3% earnings growth thereafter. For Royal Financial earnings, management projections were used for 2021-2023 and 3% earnings growth thereafter. This analysis indicated that the merger is expected to be ~21% accretive to Finward’s estimated earnings per share in 2022, excluding estimated one-time buyer transaction costs, and ~26% accretive to Finward’s estimated earnings per share in 2023. The analysis also indicated that following the merger the pro forma entity would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Finward following the merger will likely vary from the projected results, and the variations may be material.
Miscellaneous
As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens is familiar with Finward and Royal Financial. During the two years preceding the date of this letter, Stephens has been engaged by Finward to act as financial advisor in connection with the proposed direct listing of Finward’s common stock on NASDAQ for which Stephens will be receiving no direct compensation; however, as part of the engagement, Finward has authorized Stephens to act as lead placement agent for any proposed sale of Finward’s common stock pursuant to any private placement and lead bookrunning manager pursuant to any public offering of Finward’s common stock for which Stephens expects to receive customary fees in connection with such offering or offerings. Stephens served as financial adviser to Finward in connection with the merger, and will receive from Finward a customary fee for its services as financial adviser to Finward, a significant portion of which is contingent upon the consummation of the merger. Stephens’ opinion and financial analyses were only one of a number of factors considered by the Board of Directors in evaluating the merger and should not be viewed as determinative of the views of the Board of Directors or management of Finward with respect to the merger or the consideration to be given in the merger. Stephens also received a fee from Finward for providing its opinion to the Board of Directors. Finward has also agreed to indemnify Stephens for certain liabilities arising out of its engagement, including certain liabilities that could arise out of it providing its opinion. Stephens expects to pursue future investment banking services assignments with Finward. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of Finward or of any other participant in the merger.
Conclusion
Based on the foregoing and on Stephens’ general experience as investment bankers, and subject to the assumptions and qualifications stated in the Opinion Letter, Stephens is of the opinion, on the date of the Opinion Letter, that the consideration to be given by the Finward in the merger is fair to Finward from a financial point of view.
Certain Financial Projections Provided by Royal Financial and Finward
Royal Financial and Finward do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, earnings, or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, during July 2021 Royal Financial’s management provided Finward certain nonpublic unaudited prospective financial information regarding Royal Financial prepared by Royal Financial’s management. In addition, Boenning, in connection with the financial analyses performed in rendering its fairness opinion, used certain nonpublic unaudited prospective financial information regarding Finward, which was provided to Royal Financial and Boenning by Finward management. Similarly, Stephens, in connection with the financial analyses performed in rendering its fairness opinion, used certain nonpublic unaudited prospective financial information regarding Royal Financial, which was provided to Finward and Stephens by Royal Financial management. A summary of this nonpublic unaudited prospective financial information is included in this joint proxy statement/prospectus because such nonpublic unaudited prospective financial information was made available to Finward and Royal Financial, as the case may be, as described in the preceding sentences. They were also provided to Boenning and Stephens, as the case may be, who also received other prospective financial information that is described below.
This nonpublic unaudited prospective financial information was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, or GAAP. The information included below does not comprise all of the prospective financial information provided by Finward and Royal Financial to each other or to Boenning and Stephens. However, a summary of the material elements of this information is set forth below.
Although presented with numerical specificity, the financial forecasts reflect numerous estimates and assumptions of Royal Financial’s and Finward’s respective management made at the time they were prepared. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment, the timing and level of loan originations, deposit generation, operating and other expenses, effective tax rates, and other economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies include, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Royal Financial and Finward operate, and the risks and uncertainties described under “Risk Factors” beginning on page 19 and “Cautionary Note About Forward-Looking Statements” beginning on page 24, all of which are difficult to predict and many of which are outside the control of Royal Financial and Finward and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized. Actual results may differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of Royal Financial and Finward could or might have taken during these time periods.
The inclusion in this joint proxy statement/prospectus of the nonpublic unaudited prospective financial information below should not be regarded as an indication that Royal Financial, Finward, their respective boards of directors, or Boenning or Stephens considered, or now consider, these projections and forecasts to be fact or necessarily predictive of actual future results, and they should not be relied upon as such. The unaudited prospective financial information does not give effect to the merger of Royal Financial and Finward, including the impact of negotiating or executing the Merger Agreement, the expenses to be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either Finward or Royal Financial, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed, or not taken in anticipation of the merger.
No assurances can be given that, if these financial forecasts had been prepared as of the date of this joint proxy statement/prospectus, the same underlying assumptions would be used. In addition, the financial forecasts may not reflect the manner in which Finward would operate the Royal Financial business after the merger. Finward and Royal Financial do not intend to, and each disclaims any obligation to, make publicly available any update or other revision to this unaudited prospective financial information to reflect circumstances occurring since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The financial forecasts of Royal Financial summarized in this section were prepared by and are the responsibility of the management of Royal Financial. The financial forecasts of Finward summarized in this section were prepared by and are the responsibility of the management of Finward. No independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

Further, the unaudited prospective financial information does not take into account the effect on any of Royal Financial, Royal Bank, Finward, or Peoples Bank, as applicable, of any possible failure of the merger to occur. None of Royal Financial, Royal Bank, Finward, Peoples Bank, Boenning, or Stephens, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any stockholder of Royal Financial, stockholder of Finward, or other person regarding Royal Financial’s or Finward’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.
In light of the foregoing, and taking into account that the Finward Special Meeting and Royal Financial Annual Meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Royal Financial and Finward stockholders are cautioned not to place unwarranted reliance on such information, and Royal Financial and Finward urge their respective stockholders to review Royal Financial’s and Finward’s most recent financial statements for a description of their respective historical financial results.
The following information was furnished by Royal Financial to Finward, Boenning, and Stephens in connection with the merger:
Royal Financial, Inc. (Holding Company Consolidated) Unaudited Projections
($000’s, except as noted)	For the Year Ended
	Jun-22	Jun-23	Jun-24
Total Assets	$535,667	$542,054	$548,424
Tangible Common Equity	$51,903	$58,374	$65,123
Common Shares Outstanding	2,567,573	2,567,573	2,567,573

Net income	$5,938	$6,327	$6,606
Earnings Per Share	$2.31	$2.46	$2.57
Common Dividends Per Share	$0.00	$0.00	$0.00
In addition, management provided an estimate of a long-term 3% annual earnings per share growth rate for the years ending June 30, 2025 and beyond as well as a long-term 3% annual asset growth rate for the years ending June 30, 2025 and beyond.
The following tables present selected unaudited financial projections for Finward as of and for the periods presented, which were provided by Finward’s management to Royal Financial, Boenning, and Stephens in connection with the merger:
Finward Bancorp Consolidated Projections
($000’s, except as noted)	For Year Ended
	Dec-21	Dec-22	Dec-23
Total Assets	$1,523,120	$1,552,387	$1,584,469
Tangible Common Equity	$149,994	$164,271	$178,893
Common Shares Outstanding	3,478,921	3,478,921	3,478,921

Net income	$15,610	$17,588	$17,953
Earnings Per Share	$4.50	$5.07	$5.17
Common Dividends Per Share	$1.24	$1.24	$1.24
In addition, management provided an estimate of a long-term 3% annual earnings per share growth rate for the years ending December 31, 2024 and beyond as well as a long-term 3% annual asset growth rate for the years ending December 31, 2024 and beyond.
The selected unaudited financial projections of Finward set forth above reflect estimates and judgments based on information available to Finward’s management at the time of preparation, which Finward’s management believes to be reasonable under the circumstances and reasonable at the time they were made. Readers of this joint proxy statement/prospectus are cautioned that these selected unaudited financial projections are subject to significant economic, competitive, regulatory, industry, and other uncertainties and may not be achieved in full, at all, or within projected timeframes.

THE MERGER AGREEMENT
The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this document and is incorporated into this document by reference. You should read the Merger Agreement in its entirety, as it is the legal document governing the merger.
Structure of the Merger
Subject to the terms and conditions of the Merger Agreement, at the completion of the merger, Royal Financial will merge with and into Finward, with Finward as the surviving corporation of such merger. The separate existence of Royal Financial will terminate. The shares of Finward common stock will continue to be quoted on the Nasdaq under the symbol “FNWD.” Simultaneously with the merger, Royal Bank will merge with and into Peoples Bank, the wholly-owned national bank subsidiary of Finward.
Under the Merger Agreement, the executive officers and directors of Finward and Peoples Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated. In addition, upon the consummation of the merger, Robert W. Youman, a current director of Royal Financial, will be appointed to the boards of directors of Finward and Peoples Bank, effective as of the closing. If the term of the class of directors to which Mr. Youman is appointed expires less than three years after the effective time of the merger, Finward and Peoples Bank will cause him to be nominated and recommended for election by Finward’s stockholders at the next election of directors as long as he continues to be eligible and qualified to serve as a director of Finward and Peoples Bank.
Merger Consideration
If the merger is completed, each share of Royal Financial common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares, shares held as treasury stock of Royal Financial, and shares held by Finward) will be converted into the right to receive, at the election of the stockholder, (i) 0.4609 shares of Finward common stock (which we refer to as the “exchange ratio” or the “stock consideration”), or (ii) $20.14 in cash (which we refer to as the “cash consideration,” and together with the stock consideration, the “merger consideration”); provided, however, that Royal Financial stockholders owning fewer than 101 shares of Royal Financial common stock as of the effective time will be entitled to receive $20.14 per share in cash and will not be entitled to make an election with respect to the merger consideration. The election by a stockholder of the stock consideration and/or cash consideration is subject to limitations and prorations such that in the aggregate 65% of Royal Financial’s common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the stock consideration, and 35% of Royal Financial’s common stock issued and outstanding immediately prior to the effective time will be converted into the cash consideration. If the holders of more than 65% of the outstanding Royal Financial shares make valid elections to receive the stock consideration or if the holders of more than 35% of the outstanding Royal Financial shares make valid elections to receive the cash consideration, those Royal Financial stockholders electing the over-subscribed form of consideration will have the over-subscribed form of consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election.
No fractional shares of Finward common stock will be issued in the merger. Instead, Finward will pay to each holder of Royal Financial common stock who otherwise would be entitled to a fractional share of Finward common stock an amount in cash (without interest) determined by multiplying such fraction by the volume-weighted average per share closing price of a share of Finward common stock, rounded to the nearest cent, as quoted on the Nasdaq during the fifteen consecutive trading days immediately preceding the second business day prior to the closing of the merger.
The merger consideration is subject to adjustment as follows:
•
Decrease in Royal Financial Adjusted Consolidated Stockholders’ Equity. If, as of the end of the month prior to the effective time of the merger, the Royal Financial Adjusted Consolidated Stockholders’ Equity (as defined below) is less than $48,114,000 but greater than $46,614,000 (the “Equity Shortfall”), then Finward will waiver the condition to closing described below under “– Conditions to the Merger” on page 93 relating to the Royal Financial Adjusted Consolidated

Stockholders’ Equity, and the aggregate merger consideration will be adjusted as follows. First, the cash consideration will be reduced in an amount equal to the Cash Adjustment Amount (defined below), then, second, if necessary, the stock consideration will be reduced to the Adjusted Stock Consideration (as defined below). If the Royal Financial Adjusted Consolidated Stockholders’ Equity is less than $46,614,000 as of the end of the month prior to the effective time of the merger, Finward, in its sole discretion, may elect (but will not be required) to waive the condition to closing, in writing, and in such event, the merger consideration will be reduced as described above.
For these purposes, “Royal Financial Adjusted Consolidated Stockholders’ Equity” means the consolidated stockholders’ equity of Royal Financial and all of its subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided that, (i) any accruals established by Royal Financial or expenses incurred by Royal Financial pursuant to the Merger Agreement provisions relating to loan loss reserves and expenses; (ii) any change in Royal Financial’s accumulated other comprehensive income, whether upward or downward, from such amount at June 30, 2021, which Finward and Royal Financial acknowledge to be $799,654, until the measurement date; (iii) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by Royal Financial in connection with the Merger Agreement or the transactions contemplated thereby, including but not limited to any fees incurred pursuant to (A) environmental investigation or testing, (B) the engagement of an independent valuation expert with respect to the evaluation of certain tax matters under Section 280G of the Code in connection with the Merger Agreement, and (C) the retention of outside consultants or employees relating to the conversion of Royal Financial’s data processing and information technology systems; (iv) any amounts paid or payable to any director, officer, or employee of Royal Financial or any subsidiary under any contract, severance arrangement, benefit plan, or employment practice of Royal Financial, or at the direction of or with the written consent of Finward, and all other payroll and non-payroll related costs and expenses; (v) costs associated with the termination of the Royal Financial 401(k) Plan; (vi) costs associated with the termination of Royal Financial’s data processing agreement; (vii) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by Royal Financial in connection with any lawsuit filed involving the Merger Agreement or the transactions contemplated thereby; (viii) any change in the value of the deferred tax assets, net, of Royal Financial from the value of the deferred tax assets, net reflected in Royal Financial’s audited financial statements for the fiscal year ended June 30, 2020, in each case calculated on a consolidated basis and in accordance with GAAP, but solely to the extent such change results from any change in federal corporate income tax rates subsequent to date of the Merger Agreement; and (ix) any amounts paid or payable by Royal Financial to the holders of Royal Financial stock options pursuant to the Merger Agreement, in each case incurred or to be incurred by Royal Financial through the effective time of the merger, will not reduce or impact the calculation of the Royal Financial Adjusted Consolidated Stockholders’ Equity (and all such excluded amounts also will be determined in accordance with GAAP).
For purposes of the foregoing adjustment provision, “Cash Adjustment Amount” means the quotient obtained by dividing (1) the Equity Shortfall by, (2) the number of issued and outstanding shares of Royal Financial common stock as of immediately prior to the effective time (the “Closing Shares Amount”), rounded to the nearest tenth of a cent; provided that, the Cash Adjustment Amount shall be no greater than the Cash Consideration. Also for these purposes, “Adjusted Stock Consideration” means the quotient obtained by dividing (1) the Adjusted Stock Price (defined below), by (2) the Average Finward Closing Price (defined below).
The “Adjusted Stock Price” means (A) the product of (1) the stock consideration, multiplied by (2) $44.75, minus (B) the quotient obtained by dividing (1) the Equity Shortfall remaining after the operation of the Cash Adjustment Amount provision described above, by (2) the Closing Shares Amount. The “Average Finward Closing Price” means the volume weighted average closing price of a share of Finward common stock (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the Nasdaq for the 20 consecutive trading days immediately preceding the effective time of the merger.

If the merger closed as of October 31, 2021, there would have been no adjustment to the merger consideration based upon the Royal Financial Adjusted Consolidated Stockholders’ Equity provision. The merger consideration remains subject to adjustment, however, based upon the level of the Royal Financial Adjusted Consolidated Stockholders’ Equity (as computed in accordance with the terms of the Merger Agreement) as of the end of the month prior to the effective time of the merger.
•
Anti-Dilution Adjustments. If prior to the effective time of the merger, Finward changes the number of shares of Finward common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Finward establishes a record date for such a change, the exchange ratio will be adjusted accordingly so that the holders of Royal Financial common stock receiving the stock consideration in the merger receive at the effective time, in the aggregate, the number of shares of Finward common stock representing the same percentage of the outstanding shares of Finward common stock that such stockholder would have received if such change had not occurred.

•
Decrease in Market Price of Finward Common Stock. Royal Financial may terminate the Merger Agreement if, at any time during the five-business day period commencing on the date that is the 15th business day prior to the scheduled closing date of the merger (the “determination date”), only if both of the following conditions are satisfied:

○
the volume-weighted average of the daily closing price of Finward common stock as reported on the Nasdaq for the fifteen consecutive trading days immediately preceding the determination date (the “Finward Market Value”) is less than $34.42; and

○	the percentage decrease in the stock price of Finward from $34.42 is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period.
If Royal Financial elects to exercise its termination right as described above, Finward may elect to avoid termination of the Merger Agreement by increasing the stock consideration by one of two amounts determined pursuant to the following formula: (i) the product obtained by multiplying the exchange ratio by the difference between (A) $34.42, and (B) the Finward Market Value; or (ii) the product obtained by multiplying the exchange ratio by the difference between (A) the Second Trigger Price (defined below), and (B) the Finward Market Value. For these purposes, the “Second Trigger Price” means $34.42 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (A) the sum of the final stock prices of each company comprising the SNL Small Cap U.S. Bank and Thrift Index (or such substitute index as determined pursuant to the Merger Agreement), by (B) the sum of the initial stock prices of each such company comprising such index. Since the formula is dependent on the future price of Finward’s common stock and that of the SNL Small Cap U.S. Bank and Thrift Index, it is not possible to determine at this time if the merger consideration will be adjusted pursuant to the foregoing provisions or what any such adjusted merger consideration would be. However, in general, more shares of Finward common stock would be issued, to take into account the extent by which the average price of Finward’s common stock exceeded the decline in the average price of the common stock of the index group.
Stock and Cash Election Procedures
Cash and Stock Elections. An election form and other transmittal materials in the form designated by Finward and its exchange agent (and reasonably acceptable to Royal Financial), will be mailed prior to the closing date, on such date as Royal Financial and Finward mutually agree upon, to each holder of record of Royal Financial common stock (other than the holders of 101 or fewer shares of Royal Financial common stock) as of five business days prior to the election form mailing date. Each election form will permit the Royal Financial record stockholder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the cash consideration for all of such holder’s Royal Financial shares (a “cash election”), (ii) elect to receive the stock consideration for all of such holder’s Royal Financial shares (a “stock election”), (iii) elect to receive stock consideration for a portion of such holder’s Royal Financial shares and cash consideration for the remaining portion of such holder’s Royal Financial shares; (a “mixed election”); or (iv) make no election with respect to the receipt of the cash consideration or stock consideration.
Notwithstanding the foregoing elections, 65% of the shares of Royal Financial common stock issued and outstanding immediately prior to the effective time of the merger (the “Stock Conversion Number”) will be converted into the stock consideration, and the remaining shares of Royal Financial common stock issued and outstanding immediately prior to the effective time, or 35% of such shares, will be converted into the cash consideration (the “Cash Consideration Number”). Royal Financial shares as to which a cash election has been made (including as part of a mixed election) are referred to herein as “Cash Election Shares.” Royal Financial shares as to which a stock election has been made (including as part of a mixed election) are referred to herein as “Stock Election Shares.” Royal Financial shares as to which no election has been made (or as to which an election form is not properly completed and returned) are referred to herein as “non-election shares.” The aggregate number of Royal Financial shares with respect to which a stock election has been made is referred to herein as the “Stock Election Number.”
Delivery of Election. To be effective, a properly completed election form must be received by the exchange agent on or before 5:00 p.m., Eastern Time, on the date mutually agreed upon by Finward and Royal Financial (the “Election Deadline”). The Election Deadline will be at least five business days prior to the anticipated closing date of the merger and will be publicly announced by Finward and Royal Financial as soon as practicable prior to such date.
The election form must be accompanied by the stock certificates representing the Royal Financial common stock to which the election form relates, or by an appropriate guarantee of delivery of such certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States. Any such guarantee is subject to the condition that the stock certificates are in fact delivered to the exchange agent by the time required in the guarantee of delivery, and failure to deliver the certificates covered by the guarantee within the time set forth in the guarantee will invalidate the election, unless otherwise determined by Finward in its sole discretion. For Royal Financial shares held in book entry form, Finward will establish procedures for delivery of such shares. If a Royal Financial stockholder either (i) does not submit a properly completed election form in a timely fashion, or (ii) revokes the election form prior to the Election Deadline (without later submitting a properly completed election form prior to the Election Deadline), the Royal Financial shares held by such stockholder will be designated non-election shares. All election forms will be automatically revoked, and all stock certificates returned, if the exchange agent is notified in writing by Finward and Royal Financial that the Merger Agreement has been terminated. The exchange agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in any election form. Any good faith decision of the exchange agent regarding these matters will be binding. Finward and the exchange agent are under no obligation to notify any Royal Financial stockholder of any defect in an election form.
Allocations of Stock and Cash Consideration. The stock and cash consideration will be allocated among the Royal Financial stockholders as described below.
If the Aggregate Stock Consideration Is Oversubscribed. Cash may be paid to Royal Financial stockholders who make stock elections if the stock consideration is oversubscribed. If the Stock Election Number exceeds the Stock Conversion Number, then the stock election is oversubscribed. If the stock election is oversubscribed, then:
•	a Royal Financial stockholder making a cash election or no election will receive the cash consideration for such holder’s Royal Financial shares; and
•	a Royal Financial stockholder making a stock election will receive:
○
the stock consideration for a number of shares of Royal Financial common stock equal to the product obtained by multiplying (i) the number of Royal Financial shares for which the stockholder has made a stock election, by (ii) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number; and

○	the cash consideration for the remaining Royal Financial shares for which the stockholder made a stock election.
If the Aggregate Stock Consideration Is Undersubscribed. Alternatively, Finward stock may be issued to Royal Financial stockholders who make cash elections if the stock consideration is undersubscribed. If the Stock Election Number is less than the Stock Conversion Number, then the stock consideration is undersubscribed. The amount by which the Stock Election Number is less than the Stock Conversion Number is referred to as the “Shortfall Number.” If the stock consideration is undersubscribed, then all Royal Financial stockholders making a stock election will receive the stock consideration for all shares of Royal Financial common stock as to which they made a stock election. Royal Financial stockholders making a cash election or no election will receive the stock consideration for the number of shares of Royal Financial common stock equal to the Shortfall Number, with the stock consideration first being allocated to the non-electing Royal Financial shares, as described below.
Shortfall Number is Less Than or Equal to Number of Non-Election Shares. If the Shortfall Number is less than or equal to the number of non-election shares, then:
•	a Royal Financial stockholder making a stock election will receive the stock consideration for each Royal Financial share as to which such holder made a stock election;
•	a Royal Financial stockholder making a cash election will receive the cash consideration for each Royal Financial share as to which such holder made a cash election; and
•	a Royal Financial stockholder who made no election will receive:
○
the stock consideration with respect to the number of Royal Financial shares equal to the product obtained by multiplying (i) the number of non-election shares held by the Royal Financial stockholder, by (ii) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

○	the cash consideration with respect to the remaining non-election shares held by the stockholder.
Shortfall Number Exceeds Number of Non-Election Shares. If the Shortfall Number exceeds the number of non-election shares, then:
•	a Royal Financial stockholder making a stock election will receive the stock consideration for each Royal Financial share as to which such holder made a stock election;
•	a Royal Financial stockholder who made no election will receive the stock consideration for each share of Royal Financial common stock held; and
•	a Royal Financial stockholder making a cash election will receive:
○
the stock consideration with respect to the number of Royal Financial shares equal to the product obtained by multiplying (i) the number of Royal Financial shares with respect to which the stockholder made a cash election, by (ii) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of cash election shares; and

○	the cash consideration with respect to the remaining Royal Financial shares held by the stockholder as to which such holder made a cash election.
Treatment of Royal Financial Stock Options and Restricted Stock Awards
The Merger Agreement provides that all options to purchase Royal Financial common stock, whether or not vested, which are outstanding immediately prior to the deadline for Royal Financial stockholders to make an election regarding the merger consideration (as described below) will be converted into the right to receive, at the effective time of the merger, $20.14 per share in cash, minus the per share exercise price for each share subject to a Royal Financial stock option, less applicable tax withholdings. These payments will be made by Royal Financial immediately prior to the effective time of the merger. As of the date of this joint proxy statement/prospectus, there were outstanding vested options to purchase 73,900 shares of Royal Financial common stock at a weighted average exercise price of $10.30 per share, and outstanding unvested options to purchase 39,300 shares of Royal Financial common stock with a weighted average exercise price of $14.30 per share. Therefore, outstanding options as of the date of this joint proxy statement/prospectus will be cashed out for approximately $956,540 (based on the cash-out price of $20.14 per share of Royal Financial).
At the effective time of the merger, each award of restricted shares of Royal Financial common stock, whether or not vested, that is outstanding immediately prior to the effective time of the merger will fully vest and be cancelled and automatically converted into the right to receive the merger consideration. Finward will make the payments with respect to these restricted share awards, less applicable tax withholdings, in the same manner as the merger consideration is delivered to other Royal Financial stockholders.

Voting Agreements
As of the record date of the Royal Financial Annual Meeting, Royal Financial’s executive officers and directors owned and had the power to vote 594,749 shares of Royal Financial common stock, which represents approximately 23.16% of the voting power represented by the 2,567,573 issued and outstanding shares of Royal Financial common stock. In connection with the execution of the Merger Agreement, all of the directors and one executive officer of Royal Financial executed a voting agreement pursuant to which they agreed to vote their 474,694 Royal Financial shares in favor of the Merger Agreement and the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.
Treatment of Royal Financial’s 401(k) Plan
The Royal Financial, Inc. 401(k) Plan (referred to herein as the “Royal Financial 401(k) Plan”) will be terminated in connection with the merger, with the effective date of the termination to be no later than the day before the effective time of the merger. Royal Financial will continue to make contributions to the Royal Financial 401(k) Plan until the plan termination date consistent with the terms of the Royal Financial 401(k) Plan and past practices, including without limitation elective deferral contributions of participants who are employed by Royal Financial and Royal Bank. Any contributions due to the Royal Financial 401(k) Plan for the period prior to the termination date of the plan, and not yet paid by that date, will be contributed by Royal Financial as soon as administratively feasible following the plan termination date.
Exchange and Payment Procedures
At and after the effective time of the merger, each certificate or book-entry account statement evidencing shares of Royal Financial common stock (other than dissenting shares, shares held as treasury stock of Royal Financial, and shares held by Finward) will represent only the right to receive the merger consideration in accordance with the terms of the Merger Agreement. Finward will provide the exchange agent with the irrevocable authorization to issue a sufficient number of shares of Finward common stock to be used to issue the aggregate stock consideration to Royal Financial stockholders and deposit with the exchange agent sufficient cash to pay the aggregate cash consideration payable to Royal Financial stockholders. No later than five business days after the effective time of the merger, the exchange agent will mail a letter of transmittal to each holder of Royal Financial common stock who did not surrender, or who improperly surrendered, such holder’s old Royal Financial stock certificates or book-entry statements, which will include detailed instructions on how such holder may exchange such holder’s Royal Financial’s stock certificates or book-entry statements for the merger consideration.
Finward will cause a book-entry account statement representing the number of whole shares of Finward common stock that each holder of Royal Financial common stock owning 101 or more shares of Royal Financial common stock has the right to receive and/or a check in the aggregate amount of $20.14 per share plus any cash that such holder has the right to receive in lieu of a fractional share of Finward common stock to be delivered to such stockholder as soon as reasonably practicable after delivery to Finward of the old certificates or book-entry statements representing such shares of Royal Financial common stock and a properly completed letter of transmittal, and any other documents required by the Merger Agreement or reasonably requested by Finward or the exchange agent. Beneficial owners and/or holders of record of fewer than 101 shares will receive cash equal to $20.14 per share upon delivery to the exchange agent of certificates or book-entry statements representing such shares and a properly completed letter of transmittal. You are not required to take any special additional actions if your shares of Royal Financial common stock are held in book-entry form. After the completion of the merger, shares of Royal Financial common stock held in book-entry form automatically will be exchanged for book-entry shares of Finward common stock (to the extent the holder is entitled to receive Finward shares), and/or the cash consideration. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.
No dividends or other distributions on Finward common stock with a record date occurring after the effective time of the merger will be paid to the holder of any unsurrendered old certificate or book-entry statement representing shares of Royal Financial common stock converted into the right to receive the merger consideration until the holder surrenders such old certificate or book-entry statement in accordance with the Merger Agreement.
The stock transfer books of Royal Financial will be closed immediately prior to the effective time of the merger, and after the effective time, there will be no transfers on the stock transfer records of Royal Financial of any shares of Royal Financial common stock. Finward will be entitled to rely on Royal Financial’s stock transfer books to establish the identity of those persons entitled to receive the merger consideration. In the event of a dispute with respect to ownership of stock represented by any old certificate or book-entry statement of Royal Financial common stock, then Finward will be entitled to deposit any merger consideration represented by the old certificate in escrow with an independent third party selected by Finward. If any old certificate or book-entry statement is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate or book-entry statement to be lost, stolen, or destroyed and, if required by Finward, the posting by such person of a bond or other indemnity commercially reasonable and satisfactory to Finward as indemnity against any claim that may be made with respect to the old certificate or book-entry statement, Finward will issue the merger consideration in exchange for such lost, stolen, or destroyed certificate or book-entry statement. All shares of Royal Financial common stock owned by Finward will be cancelled and will cease to exist, and no stock of Finward or other consideration will be exchanged for such stock.
If outstanding certificates or book-entry statements for Royal Financial shares are not surrendered or the payment for the certificates or book-entry statements is not claimed prior to the date the merger consideration would otherwise escheat to the appropriate governmental entity, the unclaimed merger consideration will, to the extent permitted by law, become the property of Finward free and clear of all claims of any person who may previously have been entitled to such consideration. Any former Royal Financial stockholder who has not complied with these exchange procedures will only be able to look to Finward for payment of the merger consideration or any dividends or distributions payable on Finward stock. Neither the exchange agent, Finward, nor Royal Financial will have any liability to a Royal Financial stockholder for any escheat of the merger consideration under applicable law.
Exchange Agent
Finward’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., will act as the exchange agent in connection with the merger.
Dividends and Distributions
Until Royal Financial common stock certificates (or other documents required in connection with book-entry shares) are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to Finward common shares into which shares of Royal Financial common stock may have been converted will accrue but will not be paid. When such certificates or book-entry statements have been duly surrendered, Finward will pay any unpaid dividends or other distributions, without interest. When certificates representing shares of Royal Financial common stock (or other documents in connection with book-entry shares) are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration.
Representations and Warranties
The Merger Agreement contains representations and warranties of Royal Financial, on the one hand, and Finward, on the other hand, to each other, as to, among other things, the following:
•	the corporate organization and existence of each party;
•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement, and make it valid and binding;
•	the fact that the Merger Agreement does not conflict with or violate:
○	the articles or certificate of incorporation and bylaws of each party;
○	applicable law; and
○	agreements, instruments, or obligations of each party;
•	the capitalization of Royal Financial and Finward;
•	each party’s compliance with applicable law;
•	the accuracy of statements made and materials provided by each party;

•	the absence of undisclosed obligations or liabilities;
•	financial statements and reports;
•	the adequacy of each party’s reserves, including loan loss reserves;
•	the filing and accuracy of tax returns;
•	litigation and pending proceedings;
•	each party’s deposit insurance;
•	each party’s Community Reinvestment Act exam rating;
•	no reason for any denials or delays in regulatory approvals;
•	compliance with bank secrecy and anti-money laundering laws and regulations;
•	internal controls;
•	absence of certain events occurring since June 30, 2021;
•	information technology;
•	employee benefit plans; and
•	agreements with regulatory agencies.
In addition, the Merger Agreement contains representations and warranties of Royal Financial to Finward as to:
•	organizational documents;
•	material contracts;
•	the status of its loans and investments and the provisions for loan losses;
•	indebtedness;
•	labor and employment matters, including compliance with applicable labor and employment laws;
•	obligations to employees;
•	insider transactions;
•	indemnification agreements;
•	books and records;
•	title to its assets;
•	intellectual property;
•	no antitakeover provisions or shareholder rights plans;
•	insurance;
•	broker’s, finder’s, and other fees;
•	fiduciary accounts;
•	stockholder approval requirements;
•	receipt of a fairness opinion from Royal Financial’s financial advisor; and
•	the inapplicability of antitakeover provisions under applicable law.

Finally, the Merger Agreement contains representations and warranties of Finward to Royal Financial as to:
•	Securities and Exchange Commission filings;
•	Finward’s financial capability to pay the aggregate cash consideration under the Merger Agreement; and
•	Peoples Bank’s status as “well-capitalized” under the FDIC’s capital maintenance regulations.
No representations and warranties of the parties will survive the consummation of the merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure schedules that were separately delivered by each party to the other party to the Merger Agreement.
Conduct of Business Prior to Completion of the Merger
Under the Merger Agreement, Royal Financial has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, Royal Financial and Royal Bank are required until the effective time of the merger to:
•	conduct its business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business;
•
use commercially reasonable efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and persons with whom it has business dealings;

•
use reasonable best efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted;

•
maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and

•
not knowingly do or fail to do anything that will cause a material breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound.

The following is a summary of the more significant restrictions imposed upon Royal Financial, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Finward, which shall not be unreasonably withheld, conditioned, or delayed (which prior written consent will be deemed to have been given if Finward has not objected to a proposed action by Royal Financial on or before three business days after written notice has been given by Royal Financial and received by Finward, which notice shall contain sufficient information, in Finward’s reasonable discretion, regarding the matter for which Royal Financial is seeking consent), Royal Financial and Royal Bank may not:
•
make any changes in the capitalization or the number of issued and outstanding shares of Royal Financial or Royal Bank (other than pursuant to the exercise of any stock options that were outstanding as of the date of the Merger Agreement and exercised prior to the Election Deadline), or redeem any of its outstanding shares of common stock or other securities (other than the withholding of shares to satisfy tax obligations in connection with the vesting of restricted stock or the exercise of options);

•
authorize a class of stock or issue or grant any warrant, option, right, or other agreement relating to its stock or any convertible securities, or authorize the issuance of securities (other than pursuant to the exercise of any stock options outstanding as of the date of the Merger Agreement and exercised prior to the Election Deadline);

•
distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its stockholders; provided that, Royal Bank may pay cash dividends to Royal Financial in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Royal Financial and expenses of the merger; provided further that, at Finward’s request and except as prohibited by law or by any bank regulatory agency, Royal Bank may pay dividends to Royal Financial; provided further that, no dividend may be paid for the quarter in which the merger is scheduled to be consummated or actually consummated if during such period Royal Financial’s stockholders will become entitled to receive dividends on their shares of Finward common stock received in the merger;
•
purchase or otherwise acquire any investment security for their own account that exceeds $2,000,000 individually, other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by U.S. governmental or other agencies, in either case having an average remaining life of three years or less;

•	except as already committed in writing, cancel, release, or compromise any indebtedness in excess of $50,000 owing;
•	amend the certificate of incorporation or bylaws of Royal Financial or the similar organizational documents of any of its subsidiaries;
•
make, renew, or otherwise modify any loan or commitment to lend money, or issue any letter of credit to any person if the loan is an existing credit on the books of Royal Financial or Royal Bank and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss” in an amount in excess of $250,000; or, except for binding commitments in effect as of the date of the Merger Agreement, make, purchase, renew, modify, or amend or extend the maturity of:

(1)
any commercial loan in excess of $2,000,000 or any new commercial loan which, after giving effect to such proposed loan, would result in total exposure to the proposed borrower exceeding $5,000,000 in the aggregate (provided that Royal Bank may renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $2,000,000 or less);

(2)
any one-to-four family residential mortgage loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any one- to-four family residential mortgage loan in excess of $548,250;

(3)	any consumer loan in excess of $100,000;
(4)	any home equity loan or line of credit in excess of $150,000;
(5)	any loan participation; or
(6)	any agreement to purchase mortgage loans from any third party originator, except as permitted by the Merger Agreement;
•
except as contemplated by the Merger Agreement, waive, release, grant, or transfer any material rights of value, or enter into, amend, or terminate (other than at its stated expiration date) any contract, agreement, lease, commitment, understanding, arrangement, or transaction, or incur any liability or obligation requiring payments by Royal Financial or any of its subsidiaries that exceed $50,000, whether individually or in the aggregate or that contain any financial commitment extending after July 28, 2022;

•
pay, discharge, settle, or compromise any litigation, claim, action, arbitration, or other proceeding against Royal Financial or Royal Bank unless such payment, discharge, settlement, or compromise does not require Royal Financial or Royal Bank to pay in excess of $50,000 and would not impose any material restriction on the business of Royal Financial or Royal Bank, and create precedent for claims that are reasonably likely to be material to them;

•	open or close any branch or ATM, or make an application for the foregoing, except as may be contemplated by any application filed with any bank regulatory authority in connection with the merger;
•	except as already committed in writing as of the date of the Merger Agreement, make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate;
•	except for normal annual compensation increases not to exceed 3.5% granted to employees who otherwise have not been provided a compensation increase since July 28, 2020, and except as contemplated by the Merger Agreement (including severance and change in control payments anticipated to be paid to certain executive officers of Royal Financial as described below), pay or agree to pay any additional compensation (other than normal bonus compensation not to exceed 12% of an individual’s compensation and paid in the ordinary course of business and consistent with past practices) or severance benefit, take any action that would give rise to an acceleration of the right to payment, or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers, or employees, or except as required by law or as contemplated by the Merger Agreement, adopt or make any change in any Royal Financial employee benefit plan or other arrangement (including any indemnification agreement) or payment made to, for, or with any of such consultants, directors, officers, or employees; or
•	knowingly take or fail to take any action that would or would be likely to prevent, impede, or delay the merger from qualifying as a tax-free reorganization as defined by Section 368(a) of the Code.
Covenants
In addition to the restrictions noted above, Royal Financial and Finward have agreed to take other actions, such as:
•
in the case of both Royal Financial and Finward, to submit the Merger Agreement (and additionally, in the case of Finward, the issuance of shares of Finward common stock in the merger) to their respective stockholders at meetings to be called and held as soon as reasonably practicable after the date of the Merger Agreement and the effectiveness of the Registration Statement;

•
in the case of Royal Financial, to proceed expeditiously, cooperate fully, and use reasonable best efforts to assist Finward in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law that are necessary for consummation of the merger, and to ensure that any materials or information provided by Royal Financial to Finward for use by Finward in any filing with any state or federal regulatory agency or authority will not contain any untrue or misleading statement of material fact or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of Royal Financial, to use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;
•
in the case of Royal Financial and its subsidiaries, to maintain insurance on its assets, properties, and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by Royal Financial or any of it as of the date of the Merger Agreement;

•
in the case of Royal Financial, (i) to continue to accrue reserves for employee benefits and merger related expenses, and (ii) to consult and cooperate in good faith with Finward on conforming the loan and accounting policies and practices of Royal Financial to those policies and practices of Finward for financial accounting and/or income tax reporting purposes, and determining the amount and timing for recognizing Royal Financial’s expenses of the merger, but in no event earlier than the fifth day before the closing of the merger and only after Finward acknowledges that all conditions to its obligation to consummate the merger have been satisfied;

•
in the case of Royal Financial, to cease and cause to be terminated any existing solicitations, discussions, or negotiations with other parties that have made or intend to make an acquisition proposal, except as permitted by the Merger Agreement;

•
in the case of Royal Financial and Finward, to use reasonable efforts to develop a joint communications plan with respect to the Merger Agreement and to ensure that all press releases and other public statements with respect to the Merger Agreement are consistent with the joint communications plan;

•	in the case of Royal Financial and Finward, to supplement, amend, and update the disclosure schedules to the Merger Agreement as necessary;

•
in the case of Royal Financial and Finward, to give the other party’s representatives and agents, including investment bankers, attorneys, or accountants, upon reasonable notice, reasonable access during normal business hours throughout the period prior to the effective time of the merger to the other party’s properties, facilities, operations, books, and records (with exceptions for minutes which would result in a waiver of the attorney-client privilege);

•	in the case of Royal Financial, to deliver updated financial statements;
•
in the case of Royal Financial, if requested by Finward, to cooperate with an environmental consulting firm designated by Finward in the conduct by such firm of a phase I environmental investigation on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by Royal Financial or Royal Bank as of the date of the Merger Agreement, and any real property acquired or leased by Royal Financial or Royal Bank after the date of the Merger Agreement, to the extent not prohibited by any applicable lease;

•	in the case of Royal Financial, to deliver any reports, notices, or proxy statements sent to any governmental authority, and any orders issued by any governmental authority, to Finward when available;
•
in the case of Royal Financial, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the merger not being satisfied in any material respect, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the merger;

•
in the case of Royal Financial, not to create any employment contract, agreement, or understanding with or employment rights for any of the officers or employees of Royal Financial or Royal Bank or prohibit or restrict Finward from changing, amending, or terminating any employee benefits provided to its employees from time to time;

•
in the case of Royal Financial, to take all actions necessary to terminate, as of the effective time of the merger, all of Royal Financial’s and its subsidiaries’ fully insured welfare benefit and Code Section 125 “cafeteria plans” and group insurance policies, unless otherwise instructed by Finward;

•
in the case of Royal Financial, no less than five business days prior to the closing date of the merger, to terminate and discharge all indebtedness of Royal Financial under the Amended and Restated Loan Agreement, as amended, dated as of November 1, 2017 between Royal Financial, as borrower, and CIBC Bank USA, as lender (the “CIBC Line of Credit”), pursuant to one or more executed pay-off letters, together with appropriate executed lien release documentation, in forms reasonably acceptable to Finward;

•	in the case of Royal Financial, to take such actions as necessary to terminate the Royal Financial 401(k) Plan as soon as practicable following the execution of the Merger Agreement;
•
in the case of Royal Financial and Royal Bank, to cooperate with Finward to prepare to effectuate the merger of Royal Bank with and into Peoples Bank, and to reconstitute the directors and officers of Royal Bank and, if requested by Finward, to amend the articles of incorporation and bylaws of Royal Bank;

•
in the case of Royal Financial, to commence immediately after the date of the Merger Agreement with transfers of information, processes, systems, and data to Finward, and prior to the closing and after the receipt of the bank regulatory approvals to cooperate with the installation and conversion of equipment;

•
in the case of Royal Financial, to pay out all amounts payable pursuant to the employment agreements between Royal Financial and Royal Bank, on the one hand, and each of Leonard S. Szwajkowski, Andrew Morua, Richard Nichols, Toni Gonzalez, and Colleen Thomiszer, on the other hand, provided that each employment agreement will be amended with the written consent of the employee who is a party to the agreement, prior to the effective time of the merger, to provide that no payment will be made under the employment agreement or under any other arrangement that would constitute an “excess parachute payment” under Section 280G of the Code, and to the extent any payment would constitute an “excess parachute payment” a reduction of the payment so that the payment would no longer be considered an “excess parachute payment,” and that each of the foregoing Royal Financial employees who is a party to an employment agreement enters into a mutual termination of employment agreement. In this regard, and notwithstanding any contrary provision in the Merger Agreement, Royal Financial has agreed that the aggregate amount of all change in control payments payable to the foregoing Royal Financial employees under their employment agreements shall not exceed $3,400,000;
•
in the case of Finward, at least 30 days prior to the effective time of the merger, Finward or Peoples Bank will make offers of employment, in Finward’s sole discretion, to current Royal Financial executive officers Andrew Morua and Richard Nichols, each on an “at-will” employment basis, pursuant to terms of employment offered by Finward to each such officer, with the employment of each such employee to become effective as of the effective time of the merger, subject to the satisfaction of Finward’s customary pre-employment requirements applicable to similarly situated employee candidates;

•
in the case of Finward, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement, and in no event later than 45 days after the execution of the Merger Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel);

•
in the case of Finward, if Finward’s common stock becomes listed on the NASDAQ Stock Market prior to the effective time of the merger, then Finward will use its reasonable best efforts to cause the shares of Finward common stock to be issued in the merger to be approved for listing on the NASDAQ Capital Market prior to the effective time;

•
in the case of Royal Financial and Finward, to prepare this joint proxy statement and, in the case of Finward, file a registration statement with the SEC covering the shares of Finward common stock to be issued to Royal Financial stockholders pursuant to the Merger Agreement as soon as practicable following the date of the Merger Agreement;

•
in the case of Finward, to make available to the employees of Royal Financial and Royal Bank which Finward intends to retain after the effective time, substantially the same employee benefits as are generally available to Finward employees, and to provide credit for prior service with Royal Financial and Royal Bank for purposes of eligibility and vesting under Finward’s employee benefit plans, and for all purposes under any welfare plan, severance plan, and similar arrangements maintained by Finward or any subsidiary;

•
in the case of Finward, to provide severance benefits to certain employees of Royal Financial and Royal Bank who Finward elects to retain after the effective time of the merger and who have a qualifying termination event (as defined in the Merger Agreement) within 12 months after the effective time (subject to the execution and delivery of a release agreement);

•
in the case of Finward, to pay retention bonuses to select employees of Royal Financial and Royal Bank who Finward electes to retain after the effective time of the merger, upon such employees reaching certain milestones, and in the amounts agreed upon by Finward and Royal Financial, provided that the aggregate cost of the retention bonuses shall not exceed $225,000;

•
in the case of Finward, maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the merger to cover the present officers and directors of Royal Financial and Royal Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time, and continue for six years after the effective time the indemnification and exculpation rights of the present and former officers and directors of Royal Financial and Royal Bank against all losses, expenses, claims, damages, or liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time to the same extent then permitted under Delaware law or the articles of incorporation or bylaws of Royal Financial or Royal Bank; except that Finward is not required to pay annual premiums in excess of 200% of the annual premium for the current annual term of the existing policy currently maintained by Royal Financial;

•	in the case of Finward, will authorize and reserve the maximum number of shares of Finward common stock to be issued pursuant to the Merger Agreement;
•
in the case of Finward, will take all steps, as may be necessary or appropriate, to cause the transactions contemplated by the provisions of the Merger Agreement related to the manner and basis of exchange of Royal Financial’s common stock, and any other dispositions of equity securities of Royal Financial or acquisitions of securities of Finward in connection with the consummation of the merger, to be exempt under Rule 16b-3(d) under the Exchange Act; and

•
in the case of Finward, to increase the size of Finward’s and Peoples Bank’s boards of directors and add Robert W. Youman as a director of each (with respect to his service on the Finward board, for a term expiring at Finward’s 2022 annual meeting of stockholders).

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement – Employee Benefits and Payments” beginning on page 96, and “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
Acquisition Proposals by Third Parties
In the Merger Agreement, Royal Financial agreed to immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with other persons or entities that had made, or indicated an intention to make, a proposal to acquire Royal Financial. In addition, until the merger is completed or the Merger Agreement is terminated, Royal Financial has agreed that it, and its officers, directors, and representatives, and those of Royal Bank, will not:
•	solicit, initiate, or knowingly encourage or facilitate any inquiries, offers, or proposals to acquire Royal Financial; or
•	initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire Royal Financial.
However, at any time before the Royal Financial Annual Meeting, Royal Financial may furnish information regarding Royal Financial to, or enter into and engage in discussions with, any person or entity in response to a bona fide written unsolicited proposal from a third party that was received after the date of the Merger Agreement (and not withdrawn) relating to an acquisition proposal if:
•
Royal Financial’s board of directors (after consultation with its financial advisor and outside legal counsel) determines in good faith that such proposal constitutes or is reasonably likely to lead to a proposal that is superior to Royal Financial’s stockholders from a financial point of view than the merger, and the failure to consider such proposal would reasonably likely result in a breach of the fiduciary duties of Royal Financial’s board of directors; and

•
Royal Financial provides any information to Finward that it intends to provide to such third party, and only after having entered into a confidentiality agreement with such third party that contains provisions at least as restrictive to such third party as the provisions are to Finward in the confidentiality agreement between Royal Financial and Finward that has been executed in connection with the merger.

Additionally, Royal Financial’s board of directors or any committee of the board will not fail to make, withdraw, or modify its recommendation to Royal Financial’s stockholders to approve the Merger Agreement, or cause or permit Royal Financial or Royal Bank to enter into any letter of intent or similar document, agreement in principle, or definitive agreement constituting or related to any acquisition agreement, unless, at any time prior to the Royal Financial Annual Meeting:
•
Royal Financial’s board of directors determines in good faith (after consulting with its financial advisors and outside legal counsel) that the failure to do so would reasonably likely result in a breach of its fiduciary duties to Royal Financial’s stockholders under applicable law; and

•
Royal Finanial’s board of directors has provided prior written notice to Finward that it is prepared to change or withhold its recommendation to Royal Financial’s stockholders in response to a superior proposal, and provides Finward with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and Finward fails, within seven business days after receipt of such notice, to make a proposal that would, in the reasonable good faith judgment of the Royal Financial board of directors (after consultation with financial advisors and outside legal counsel), cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal or that the change or withholding of the recommendation to Royal Financial’s stockholders is no longer required to comply with the Royal Financial board’s fiduciary duties.
For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to Royal Financial or Royal Bank, or to which Royal Financial or Royal Bank may become a party, that the Royal Financial board of directors determines in good faith (after having received the advice of its financial advisor and outside legal counsel) to be (i) more favorable to the stockholders of Royal Financial from a financial point of view and its other constituencies than the merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $2,000,000 termination fee), and (ii) reasonably capable of being completed without undue delay.
Conditions to the Merger
The obligation of Finward and Royal Financial to consummate the merger is subject to the satisfaction or waiver, on or before the completion of the merger, of a number of conditions, including:
•	The Merger Agreement must receive the requisite approval of both Finward’s and Royal Financial’s stockholders.
•
Each of (i) the representations and warranties of Royal Financial regarding its organization and authority, corporate power and authority, conflicts with its organizational documents, capitalization, financial statements and reports, certain interim events related to Royal Financial, and certain amendments to Royal Financial’s or Royal Bank’s organizational documents (in each case, as qualified by the matters disclosed in Royal Financial’s disclosure schedules to the Merger Agreement) shall be true, accurate, and correct (other than de minimis inaccuracies relating to certain provisions of Royal Financial’s capitalization representations) at the effective time of the merger; (ii) the representations and warranties of Royal Financial regarding conflicts with applicable law and the inapplicability of antitakeover provisions (in each case, as qualified by the matters disclosed in Royal Financial’s disclosure schedules) shall be true, accurate, and correct in all material respects as of the effective time of the merger; and (iii) the other representations and warranties of Royal Financial (without giving effect to any materiality or material adverse effect qualifications, but in each case, as qualified by the matters disclosed in Royal Financial’s disclosure schedules) shall be true, accurate, and correct in all respects as of the date of the Merger Agreement and as of the effective time of the merger, provided that, for purposes of this clause (iii), such representations and warranties will be deemed true and correct unless the failures of such representations and warranties to be true and correct, either individually or in the aggregate, without giving effect to any materiality or material adverse effect qualifications set forth in such representation and warranty, has had or would reasonably be expected to have a material adverse effect on Royal Financial.

•
Each of (i) the representations and warranties of Finward regarding its organization and authority, corporate power and authority, conflicts with its organizational documents, common stock capitalization, and Finward’s interim events (in each case, as qualified by the matters disclosed in Finward’s disclosure schedules to the Merger Agreement) shall be true, accurate, and correct (other than de minimis inaccuracies relating to Finward’s common stock capitalization representation) at the effective time of the merger; (ii) the representations and warranties of Finward regarding conflicts with applicable law and financial statements and reports (in each case, as qualified by the matters disclosed in Finward’s disclosure schedules) shall be true, accurate, and correct in all material respects as of the effective time of the merger; and (iii) the other representations and warranties of Finward (without giving effect to any materiality or material adverse effect qualifications, but in each case, as qualified by the matters disclosed in Finward’s disclosure schedules) shall be true, accurate, and correct in all respects as of the date of the Merger Agreement and as of the effective time of the merger, provided that, for purposes of this clause (iii), such representations and warranties will be deemed true and correct unless the failures of such representations and warranties to be true and correct, either individually or in the aggregate, without giving effect to any materiality or material adverse effect qualifications set forth in such representation and warranty, has had or would reasonably be expected to have a material adverse effect on Finward.

•	Royal Financial and Finward must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the merger.
•
Finward must have registered with the SEC the shares of Finward common stock to be issued to Royal Financial’s stockholders in the merger, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares must have been received, the registration statement of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement will have been issued or threatened.

•
All regulatory approvals required to consummate the transactions contemplated by the Merger Agreement must have been obtained and remain in full force and effect, all statutory waiting periods applicable to those approvals must have expired, and none of those approvals must contain any conditions, restrictions, or requirements that Finward’s board of directors reasonably determines in good faith would either (i) have a material adverse effect on Finward, or (ii) reduce the benefits of the merger to such a degree that Finward would not have entered into the Merger Agreement had such conditions, restrictions, or requirements been known as of the date of the Merger Agreement.

•
The boards of directors of Finward and Royal Financial must have received an opinion from their respective legal counsel, dated as of the closing date of the merger, that the merger will qualify as a tax free “reorganization” within the meaning of Section 368(a) and related sections of the Code.

•
None of Finward, Royal Financial, Royal Bank, or any of Finward’s subsidiaries must be subject to any statute, rule, regulation, injunction, order, or decree which prohibits, prevents, or makes illegal the completion of the merger, and no material claim, litigation, or proceeding that has or would reasonably be expected to have a material adverse effect on either Royal Financial or Finward, as the case may be, shall have been initiated relating to the Merger Agreement or the merger.

•
Each of Finward and Royal Financial must have received from the other at the closing of the merger all the items, documents, consents, and other closing deliveries, in form and content reasonably satisfactory to the recipient, required by the Merger Agreement.

•
If Finward’s common stock becomes listed on the NASDAQ prior to the effective time of the merger, the shares of Finward common stock to be issued in the merger shall have been approved for listing on the NASDAQ Capital Market.

The obligation of Finward to consummate the merger also is subject to the fulfillment of other conditions, including:
•	The total number of Royal Financial’s dissenting shares shall be no greater than 7.5% of the number of shares of Royal Financial common stock outstanding as of the date of the Merger Agreement.
•
Finward must have received a letter of tax advice, in a form satisfactory to Finward, from Royal Financial’s outside, independent certified public accountants to the effect that any amounts that are paid by Royal Financial or Royal Bank before the effective time of the merger, or required under Royal Financial’s benefits plans or the employment agreements it maintains with its officers, or under the Merger Agreement, to be paid at or after the effective time, to persons who are “disqualified individuals’ under Section 280G of the Code with respect to Royal Financial, Royal Bank, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280 G of the Code.

•	Royal Financial shall have settled certain disputed litigation and tax matters with third parties.
•
Each of Leonard S. Szwajkowski, Andrew Morua, Richard Nichols, Toni Gonzalez, and Colleen Thomiszer shall have executed and delivered to Finward a mutual termination of employment agreement with respect to their employment agreements with Royal Financial and Royal Bank.

•	Royal Financial shall have obtained all required third party consents under material contracts or agreements.

•
Royal Bank shall have provided notice of termination to FiServ Solutions, Inc. (“FiServ”) under that certain Master Agreement dated September 1, 2011, as amended, between Royal Bank and FiServ, relating to Royal Bank’s data processing functions.

•
As of the end of the month prior to the effective time of the merger, Royal Financial’s Adjusted Consolidated Stockholders’ Equity, as defined in the Merger Agreement, shall not be less than $48,114,000, subject to the waiver and merger consideration adjustment provisions as described above under “– Merger Consideration – Decrease in Royal Financial’s Adjusted Consolidated Stockholders’ Equity” beginning on page 79 above.

•
The CIBC Line of Credit shall have been terminated and all indebtedness thereunder shall have been paid-off and discharged, and all liens, security interests, pledges, and other encumbrances on the assets of Royal Financial and Royal Bank under the line of credit, including but not limited to the pledge of shares of capital stock of Royal Bank thereunder, shall have been released.

For purposes of the Merger Agreement, the term “material adverse effect,” as applied to each of Royal Financial and Finward and their respective subsidiaries, means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value, or business of Royal Financial and its subsidiaries, taken as a whole, or Finward and its subsidiaries, taken as a whole, or (ii) would materially impair the ability of Royal Financial or Finward to perform its obligations under the Merger Agreement or otherwise materially threaten or materially impede the consummation of the merger and the other transactions contemplated by the Merger Agreement. However, a “material adverse effect” does not include the impact of:
•	changes in banking and similar laws of general applicability to banks or their holding companies or interpretations of such laws by courts or governmental authorities;
•
changes in laws, but only to the extent that the effects of such change are not disproportionately adverse to the financial condition, results of operations, or business of such party, as compared to other banking institutions with assets of less than $10 billion whose primary market area is located in the same primary market area within which such party operates;

•	changes in U.S. generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally;
•	effects on Royal Financial of any action or omission taken with the prior written consent of Finward or at the direction of Finward;
•	changes resulting from professional expenses (such as legal, accounting, consulting, and investment bankers’ fees);
•
the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement, and the effect of compliance with the Merger Agreement on the business, financial condition, or results of operations of Royal Financial and its subsidiaries or Finward and its subsidiaries;

•
changes in general economic, legal, regulatory, social, or political conditions (including the outbreak or escalation of hostilities, war, acts of war, acts of terrorism, sabotage, natural disasters, public health emergencies, or other force majeure events, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack within the U.S. or any of its territories, possessions, offices, or military installations), or any national or global epidemic, pandemic, or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of the Merger Agreement, unless it uniquely affects either or both of the parties or their subsidiaries, on a consolidated basis; and

•	changes in general economic or capital market conditions affecting banks and their holding companies generally, including changes in interest rates and currency exchange rates.
Expenses
Except as otherwise provided in the Merger Agreement, Royal Financial and Finward will be responsible for their respective expenses incidental to the merger.

Employee Benefits and Payments
The Merger Agreement requires Finward to make available to the employees of Royal Financial and its subsidiaries who Finward elects to retain after the effective time of the merger as employees of Finward or any subsidiary (the “Retained Employees”) substantially the same employee benefits as are generally available to all Finward employees. Those Retained Employees also will receive credit for prior service with Royal Financial and its subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Finward and its subsidiaries, and for all purposes under any welfare plan, severance plan, and similar arrangements maintained by Finward and/or any of its subsidiaries. If a Royal Financial benefit plan is terminated at or prior to the effective time of the merger, Retained Employees will become eligible to participate in Finward’s similar employee benefit plans, if any, as of the effective time. To the extent a Royal Financial employee benefit plan is terminated after the effective time, continuing employees will become eligible to participate in Finward’s similar employee benefit plans, if any on the date of such plan termination. Finward will use its reasonable best efforts to: (i) waive waiting period and preexisting condition provisions for Retained Employees under health and dental plans; and (ii) give Retained Employees credit under such plans for any deductibles and coinsurance payments. With respect to vacation and paid time off, Retained Employees will be subject to the terms and conditions of Finward’s vacation and paid time off policies in place for similarly situated employees of Finward, with credit given for all prior years of service with Royal Financial and its subsidiaries for the purposes of determining vacation pay eligibility and the amount of vacation pay.
Other than with respect to Leonard S. Szwajkowski, Andrew Morua, Richard Nichols, Toni Gonzalez, and Colleen Thomiszer, all of whom are parties to employment agreements with Royal Financial and Royal Bank, those Retained Employees of Royal Financial and Royal Bank (i) who are still employed by Royal Financial or Royal Bank as of the effective time of the merger and have a “qualifying termination event” (as defined in the Merger Agreement) within 12 months after the effective time, and (ii) who sign and deliver to Finward a release agreement containing customary releases of claims in favor of Finward and Peoples Bank, will be entitled to severance pay equal to (A) in the case of Retained Employees who were classified as “exempt” for payroll purposes by Royal Financial, Royal Bank, or a subsidiary of either (“Exempt Employees”) immediately prior to the effective time of the merger, two weeks of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with Royal Financial or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks of severance, or (B) in the case of Retained Employees who were classified as “non-exempt” for payroll purposes by Royal Financial, Royal Bank, or a subsidiary of either (“Non-Exempt Employees”), including regular part-time employees, immediately prior to the effective time, one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with Royal Financial or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks of severance. Any Retained Employees who are still employed as part-time employees of Royal Financial or Royal Bank as of the effective time and who are terminated without cause (as determined by Finward under its applicable policies) within 12 months after the closing date, and who sign and deliver to Finward a release agreement, will be entitled to severance pay equal to one week of pay at the employee’s base rate of pay in effect at the time of termination for each full year of continuous service with Royal Financial or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks. For purposes of clarity, any Retained Employee (i.e., any Royal Financial or Royal Bank employee who Finward elects to retain in the employment of Finward or Peoples Bank after the effective time) who is not employed by Royal Financial or Royal Bank at the effective time, for whatever reason, including but not limited to, a voluntary termination of employment by the Retained Employee, will not be entitled to receive severance under these provisions.
For purposes of the severance provisions described in the preceding paragraph, a “qualifying termination event” is defined under the Merger Agreement as (i) an involuntary termination of a Retained Employee by Finward or Peoples Bank for any reason other than for cause (as determined under Finward’s or Peoples Bank’s applicable policies), or (ii) a voluntary resignation of a Retained Employee at the effective time who was offered a permanent position with Finward or any of its subsidiaries with a 15% or greater reduction in rate of base salary, or that is outside a 30-mile radius of the current address of such employee’s primary work location at Royal Financial or Royal Bank.
At least 30 days prior to closing, Finward will use its best efforts to notify Royal Financial of the Retained Employees Finward has elected to retain after the effective time. Prior to closing, Royal Financial will be responsible for notifying and terminating any non-Retained Employees (provided that, notice of termination will not be given prior to the date all regulatory approvals for the merger are received, and any terminations will not become effective until the effective time of the merger). Royal Financial also will pay to each non-Retained Employee (i) severance pay for full-time Exempt Employees equal to two weeks of pay, at the employee’s base rate of pay in effect at the time of termination, for each full year of continuous service with Royal Financial or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks, severance pay for full-time Non-Exempt Employees equal to one week of pay at the employee’s base rate of pay in effect at the time of termination for each full year of continuous service with Royal Financial or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks, and (ii) all other amounts (other than severance) which are due to the non-Retained Employee in connection with the termination, including accrued vacation time and certain health care continuation rights. The receipt of severance described in this paragraph is conditioned on the non-Retained Employee signing and delivering a release agreement to Royal Financial in a form reasonably acceptable to Finward.
In addition, as discussed above, Finward has agreed to honor the provisions regarding change in control payments contained in the employment agreements between Royal Financial and Royal Bank, on the one hand, and each of Leonard S. Szwajkowski, Andrew Morua, Richard Nichols, Toni Gonzalez, and Colleen Thomiszer, on the other hand, unless any such agreement is superseded by an agreement entered into on or prior to the effective time of the merger. In this regard, Finward and Royal Financial will enter into a mutual termination of employment agreement with each of the foregoing Royal Financial officers prior to the closing of the merger, which will supersede their employment agreements as of the effective time of the merger. For a description of the amounts payable under the employment agreements described in this paragraph, see “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
At least 30 days prior to the effective time of the merger, Finward or Peoples Bank will make offers of employment, in Finward’s sole discretion, to current Royal Financial executive officers Andrew Morua and Richard Nichols, each on an “at-will” employment basis, pursuant to terms of employment offered by Finward to each such officer, with the employment of each such employee to become effective as of the effective time of the merger, subject to the satisfaction of Finward’s customary pre-employment requirements applicable to similarly situated employee candidates.
Additionally, certain executives and directors of Royal Financial will receive certain payments and benefits in connection with the merger, which are described in the section captioned “Interests of Certain Directors and Officers of Royal Financial in the Merger” beginning on page 109.
Termination
Subject to conditions and circumstances described in the Merger Agreement, either Finward or Royal Financial may terminate the Merger Agreement if, among other things, any of the following occur:
•
Royal Financial’s stockholders do not approve the Merger Agreement at the Royal Financial Annual Meeting, or Finward’s stockholders do not approve the Merger Agreement and the shares issuance proposal at the Finward Special Meeting;

•
any governmental authority has issued an order, decree, judgment, or injunction that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the merger, and such order has become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the merger has been denied, or any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable governmental authority; provided that, the right to terminate the Merger Agreement under these provisions will not be available to a party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of any event described in this paragraph;

•	the merger has not been consummated by March 31, 2022 (provided the terminating party did not cause the failure of the merger to be consummated by that date); or
•	the respective boards of directors of Finward and Royal Financial mutually agree to terminate the Merger Agreement.

Additionally, Finward may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:
•
any event has occurred that is not capable of being cured prior to March 31, 2022 and would result in a condition to Finward’s obligations to consummate the merger not being satisfied (provided that, Finward is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•
Royal Financial breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2022, or has not been cured by Royal Financial within 20 business days after Royal Financial’s receipt of written notice of such breach from Finward (provided that, Finward is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•
any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has had individually, or in the aggregate, a material adverse effect on Royal Financial, whether or not covered by insurance;

•	Finward elects to exercise its right of termination pursuant to the Merger Agreement because of certain environmental matters (see “– Environmental Inspections” below);
•	Royal Financial’s board of directors has failed to include its recommendation to approve the merger in the joint proxy statement/prospectus related to the Special Meeting;
•
Royal Financial’s board of directors fails to make, has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approved or recommended an acquisition proposal with a third party, or Royal Financial provides notice to Finward of any of the foregoing actions;

•	Royal Financial’s board of directors approves any third party acquisition proposal or publicly recommends that Royal Financial’s stockholders accept or approve any third party acquisition proposal;
•
Royal Financial has entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to another acquisition proposal; or

•	a quorum could not be convened at the Royal Financial Annual Meeting or at a reconvened meeting held at any time prior to March 31, 2022.
Royal Financial may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:
•
any event shall have occurred that is not capable of being cured prior to March 31, 2022 and would result in a condition to Royal Financial’s obligations to consummate the merger not being satisfied (provided that, Royal Financial is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•
Finward breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2022, or has not been cured by Finward within 20 business days after Finward’s receipt of written notice of such breach from Royal Financial (provided that, Royal Financial is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•
any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstance, or state of facts, that has had individually, or in the aggregate, a material adverse effect on Finward, whether or not covered by insurance;

•	a quorum could not be convened at the Finward Special Meeting or at a reconvened meeting held at any time prior to March 31, 2022;
•
Royal Financial’s board of directors has approved any third party acquisition proposal, or Royal Financial has entered into a definitive agreement, agreement in principle, or letter of intent with respect to any third party acquisition proposal; or

•	at any time during the five-business day period commencing on the determination date (as defined in the Merger Agreement), only if both of the following conditions are satisfied:
○
the volume-weighted average of the daily closing price of Finward common stock as reported on the Nasdaq for the fifteen consecutive trading days immediately preceding the determination date (the “Finward Market Value”) is less than $34.42; and

○	the percentage decrease in the stock price of Finward from $34.42 is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period.
If Royal Financial elects to exercise its termination right as described above, Finward may elect to avoid termination of the Merger Agreement by increasing the stock consideration by one of two amounts determined pursuant to the following formula: (i) the product obtained by multiplying the exchange ratio by the difference between (A) $34.42, and (B) the Finward Market Value; or (ii) the product obtained by multiplying the exchange ratio by the difference between (A) the Second Trigger Price (defined below), and (B) the Finward Market Value. For these purposes, the “Second Trigger Price” means $34.42 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (A) the sum of the final stock prices of each company comprising the SNL Small Cap U.S. Bank and Thrift Index (or such substitute index as determined pursuant to the Merger Agreement), by (B) the sum of the initial stock prices of each such company comprising such index. Since the formula is dependent on the future price of Finward’s common stock and that of the SNL Small Cap U.S. Bank and Thrift Index, it is not possible to determine at this time if the merger consideration will be adjusted pursuant to the foregoing provisions or what any such adjusted merger consideration would be. However, in general, more shares of Finward common stock would be issued, to take into account the extent by which the average price of Finward’s common stock exceeded the decline in the average price of the common stock of the index group.
Under certain circumstances described in the Merger Agreement, a $2,000,000 termination fee may be payable by Royal Financial to Finward if the Merger Agreement is terminated and the merger is not consummated. See “ – Termination Fee” directly below.
Termination Fee
Royal Financial shall pay Finward a $2,000,000 termination fee if the Merger Agreement is terminated for any of the following reasons:
•
If Finward terminates the Merger Agreement because (i) Royal Financial’s board of directors fails to include its recommendation to approve the merger in the joint proxy statement/prospectus delivered to Royal Financial’s stockholders, (ii) Royal Financial’s board of directors has failed to make, has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approved or recommended an acquisition proposal with a third party, or Royal Financial provides notice to Finward any of the foregoing actions, (iii) Royal Financial’s board of directors approves any third party acquisition proposal or publicly recommends that Royal Financial’s stockholders accept or approve any third party acquisition proposal, or (iv) Royal Financial has entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to another acquisition proposal; or

•
If either party terminates the Merger Agreement because it is not approved by the requisite vote of the stockholders of Royal Financial at the meeting called for such purpose or by Finward because a quorum could not be convened at Royal Financial’s stockholders’ meeting called to approve the merger, and, in each case, (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination Royal Financial or any of its subsidiaries enters into any acquisition agreement with a third party or an acquisition proposal is consummated;

•
If either party terminates the Merger Agreement because the consummation of the merger has not occurred by March 31, 2022, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, Royal Financial or any of its subsidiaries enters into any acquisition agreement or any acquisition proposal is consummated;

•
If Finward terminates the Merger Agreement because (i) any event has occurred that is not capable of being cured prior to March 31, 2022 and would result in a condition to Finward’s obligations to consummate the merger not being satisfied; or (ii) Royal Financial breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2022, or has not been cured by Royal Financial within 20 business days after Royal Financial’s receipt of written notice of such breach from Finward as a result of an intentional, willful, or grossly negligent breach or nonperformance by Royal Financial of any representation, warranty, or covenant in the Merger Agreement and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, Royal Financial or any of its subsidiaries enters into any acquisition agreement or any acquisition proposal is consummated; or

•
If Royal Financial terminates the Merger Agreement because its board of directors has approved a third party acquisition proposal, or Royal Financial has entered into a definitive agreement, agreement in principle, or letter of intent with respect to a third party acquisition proposal.

Management and Operations After the Merger
Finward’s officers and directors serving at the effective time of the merger shall continue to serve as Finward’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office; provided that, Finward and Peoples Bank will take all appropriate action so that, as of the effective time of the merger and in accordance with Finward’s bylaws and the bylaws of Peoples Bank, Robert W. Youman will be appointed to the boards of directors of Finward and Peoples Bank. If the terms of the class of directors to which Mr. Youman is appointed expires less than three years after the effective time of the merger, Finward and Peoples Bank will cause him to be nominated and recommended for election by Finward’s stockholders at the next election of directors as long as he continues to be leigible and qualified to serve as a director of Finward and Peoples Bank. Finward’s Articles of Incorporation and Bylaws in existence as of the effective time of the merger shall remain Finward’s Articles of Incorporation and Bylaws following the effective time, until such Articles of Incorporation and Bylaws are further amended as provided by applicable law.
Environmental Inspections and Title
If requested by Finward, Royal Financial will cooperate with an environmental consulting firm designated by Finward that is reasonably acceptable to Royal Financial to conduct Phase I environmental site assessments and any other investigation reasonably requested by Finward on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by Royal Financial or Royal Bank, including OREO, to the extent not prohibited by any applicable lease. Finward will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of the Merger Agreement and will diligently work to pursue such assessments, testing, and investigations. Finward will furnish complete copies of any reports of the environmental consultant that it receives with respect to any Royal Financial property promptly upon Finward’s receipt of such reports. Finward will be responsible for the costs of the Phase I assessments, and Finward and Royal Financial will each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the environmental consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials) on any real property for which Royal Financial has not provided Finward with a Pahse II environmental site assessment conducted within the past six years, and Finward will be responsible for the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the environmental consultant as a result of an actual or suspected “Recognized Environmental Condition” on any real property for which Royal Financial has provided Finward with such Phase II assessment conducted within the past six years.
If the environmental consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the consultant, of the dollar amount, if any, that Royal Financial and Royal Bank would be required to expend due to a violation of applicable environmental laws for all of the Royal Financial properties for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, and any other materials regulated under applicable environmental laws with respect to Royal Financial’s or Royal Bank’s owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs,” as may be further adjusted), is in excess of $150,000 (the “Environmental Liability Threshold”), Finward will deliver to Royal Financial (not later than ten business days after its receipt of the consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of the environmental liabilities and the course of action proposed to be taken by Finward to remediate or otherwise address the environmental problems and providing an estimate of the out-of-pocket costs of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If Royal Financial disagrees with Finward’s estimate of the amount of out-of-pocket costs of such remediation or the course of action proposed by Finward, Royal Financial will deliver to Finward a written notice of such objection (an “Environmental Cost Objection”) within five business days after Royal Financial’s receipt of the Environmental Cost Notice. No later than five business days following Finward’s receipt of an Environmental Cost Objection, one or more members of senior management of Finward and Royal Financial having authority to resolve the dispute will meet and negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. If Finward and Royal Financial are unable to resolve such dispute through good faith negotiations, then the parties will mutually engage and submit such dispute to, and the same will be finally resolved by, a new environmental consulting firm that is mutually agreed to by the parties (the “Independent Environmental Consultant”). The Independent Environmental Consultant will determine and report in writing to Finward and Royal Financial the Estimated Clean-up Costs, and such determinations will be final, binding, and conclusive unless Finward and Royal Financial mutually agree upon a different amount.
The Estimated Clean-Up Costs will be deemed to have been established for these purposes: (i) if Finward does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under the paragraph above, or (ii) if an Environmental Cost Objection is delivered to Finward and finally resolved as set forth above, then as of the date of such resolution. Following the establishment of the Environmental Clean-Up Costs, if the Estimated Clean-Up Costs are (A) between $150,000 and $500,000, then Finward will have the right to reduce the cash consideration in the merger by the amount of the Estimated Clean-Up Costs, or (B) more than $500,000, then Finward will have the right to either (1) reduce the cash consideration by the amount of the Estimated Clean-Up Costs, or (2) terminate the Merger Agreement.
Additionally, Finward is entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by Royal Financial or its subsidiaries. Within 30 days after the later of Finward’s receipt of such surveys and title commitments, Finward will notify Royal Financial of any objections to any exceptions contained in any survey or title commitment other than standard permitted exceptions. If Royal Financial agrees to attempt to cure any such unpermitted exceptions, within ten days after receipt of such written notice of unpermitted exceptions from Finward, Royal Financial will commence using its reasonable best efforts to cure any unpermitted exceptions to the reasonable satisfaction of Finward prior to the closing. If Royal Financial agrees to cure the unpermitted exceptions but is unable to cure the unpermitted exceptions to the reasonable satisfaction of Finward prior to the closing, or does not agree to do so, Finward may either: (i) waive the uncured unpermitted exceptions and close the merger; or (ii) if such unpermitted exceptions decrease the value of the property by more than $250,000 in the reasonable and good faith estimate of Finward or would require the expenditure (including legal fees and costs) in excess of $250,000 in the reasonable and good faith estimate of Finward to cure such unpermitted exceptions, terminate the Merger Agreement; or (iii) reduce the cash consideration by the amount Finward and Royal Financial reasonably determined will be required to remove or cure the unpermitted exceptions (or provide a reasonable alternative thereto).
Effective Time of the Merger
The merger will become effective on the day and at the time specified in the articles of merger of Finward and Royal Financial as filed with the Indiana Secretary of State and the Delaware Division of Corporations. Unless otherwise mutually agreed to by the parties, the effective time of the merger will occur within ten business days after the fulfillment of all conditions precedent to the merger and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the merger.
Regulatory Approvals for the Merger
Under the terms of the Merger Agreement, the merger cannot be completed until Finward receives necessary regulatory approvals. The merger of Peoples Bank and Royal Bank requires the approval of the FDIC, IDFI, and IDFPR. In addition, on September 15, 2021 Finward filed with the FRB a request for confirmation that the FRB would waive the requirement that Finward file a formal application for FRB approval of the transactions contemplated by the Merger Agreement. Finward anticipates that the FRB will approve the request during November 2021. In addition, Peoples Bank must provide prior notice to the IDFI for the payment of a dividend from Peoples Bank to Finward for the purpose of paying the cash portion of the merger consideration.
On September 9 and 14, 2021, Peoples Bank filed the required applications with both the IDFI and FDIC, respectively, to obtain approval of the merger of Royal Bank into Peoples Bank. On September 27, 2021, Peoples Bank filed a notice of intent to establish branches and trust offices with the IDFPR in connection with the merger of Royal Bank and Peoples Bank. Finward expects to submit the notice to the IDFI for the payment of the dividend from Peoples Bank to Finward in November 2021. Finward expects to receive FDIC, IDFI, and IDFPR approval of the bank merger in the fourth quarter of 2021. Although we believe that we will be able to obtain these regulatory approvals and waivers, there can be no assurance that all requisite approvals and waivers will be obtained or that they will be obtained within the time periods we anticipate.
Accounting Treatment of the Merger
Finward will account for the merger under the purchase method of accounting in accordance with GAAP. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of Royal Financial will be recorded by Finward at their respective fair values at the time of the completion of the merger. The excess of Finward’s purchase price over the net fair value of the tangible and identified intangible assets acquired over liabilities assumed will be recorded as goodwill.

DISSENTERS’ RIGHTS OF FINWARD STOCKHOLDERS
Pursuant to Chapter 44 of the IBCL, Finward’s stockholders have dissenters’ rights with respect to the merger. Chapter 44 of the IBCL authorizes a Finward stockholder to demand payment in cash for the “fair value” of his or her shares of Finward common stock before the stockholder vote is taken on the merger. In this regard, Chapter 44 defines “fair value” to mean the value of the dissenting stockholder’s shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in the value of the shares in anticipation of the merger unless a court determines that such exclusion would be inequitable. Pursuant to the procedures set forth in Chapter 44, the “fair value” of the shares is to be agreed upon by the dissenting stockholder and the corporation, unless no agreement can be reached, in which case the “fair value” of the shares will be determined by a court. The term “fair value” as used for purposes of Chapter 44 does not imply, and should not be construed as meaning, that the merger consideration to be paid by Finward to the stockholders of Royal Financial is anything other than adequate and in the best interests of Finward’s stockholders. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the proposed merger are not opinions as to and do not address “fair value” for purposes of Chapter 44.
To claim dissenters’ rights, a Finward stockholder who desires to exercise his or her rights as a dissenting shareholder must:
1.	before the vote is taken at the Finward Special Meeting, deliver to Finward written notice of his or her intent to demand payment for his or her shares if the merger is effectuated; and
2.	not vote in favor of the merger in person or by proxy at the Finward Special Meeting.
If the merger is approved by Finward’s stockholders, Finward will send a notice of dissenters’ rights to those Finward stockholders satisfying the above conditions within 10 days after the Finward Special Meeting date. The notice will state the procedures the dissenting Finward stockholders must follow to further exercise their dissenters’ rights in accordance with Chapter 44 of the IBCL.
Finward stockholders who execute and return their proxies but do not specify a choice on the merger proposal will be deemed to have voted “For” the merger, and accordingly to have waived their dissenters’ rights, unless they revoke the proxy prior to it being voted.
A Finward stockholder who does not deliver timely written notice of his or her intent to demand payment for his or her shares will not be entitled to dissenters’ rights under Chapter 44 of the IBCL even if he or she votes against the merger or refrains from voting.
Upon consummation of the merger, Finward will pay each dissenting stockholder who has complied with all the requirements of Chapter 44 of the IBCL and of the notice, Finward’s estimate of the fair value of the shares as of the time immediately prior to the merger, excluding any appreciation in value in anticipation of the merger. The determination of the estimate of “fair value” will be based on the value of such shares of Finward common stock as of the last business day immediately prior to the effective time of the merger and will be determined by Finward’s board of directors.
Dissenters can object to the fair value by stating their estimate of the fair value and demanding payment of the additional amount claimed as fair value within 30 days after Finward makes or offers payment for the dissenters’ shares. Finward can elect to agree to the dissenters’ fair value demand or can commence an action in the Circuit or Superior Court of Lake County, Indiana, within 60 days after receiving the demand for payment for a judicial determination of the fair value. The court can appoint appraisers to determine the fair value. The costs of the proceeding, including compensation and expenses of the appraisers, counsel for the parties, and experts, will be assessed against all parties to the action in such amounts as the court finds equitable. Each dissenter made a party to the action will be entitled to receive the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by Finward.
See the full text of Chapter 44 set forth in Appendix E to this joint proxy statement/prospectus.
THIS SUMMARY OF THE DISSENTERS’ RIGHTS OF FINWARD’S STOCKHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX E. ANY

INDIVIDUAL CONSIDERING EXERCISING RIGHTS OF DISSENT SHOULD CAREFULLY READ AND CONSIDER THE INFORMATION DISCLOSED IN APPENDIX E AND CONSULT WITH INDEPENDENT PROFESSIONAL ADVISORS BEFORE EXERCISING RIGHTS OF DISSENT.
APPRAISAL RIGHTS OF ROYAL FINANCIAL STOCKHOLDERS
The following discussion is a summary of the material statutory procedures to be followed by a holder of record of Royal Financial common stock to dissent from the merger and perfect appraisal rights. If you want to exercise appraisal rights, you should review carefully Section 262 of the DGCL and are urged to consult a legal advisor before electing or attempting to exercise these rights because the failure to precisely follow all the necessary legal requirements may result in the loss of such appraisal rights. This description is not complete and is qualified in its entirety by the full text of the relevant provisions of the DGCL, which are reprinted in their entirety as Appendix F to this joint proxy statement/prospectus. Royal Financial stockholders seeking to exercise appraisal rights must strictly comply with these provisions.
Stockholders of record of Royal Financial as of the record date may exercise appraisal rights in connection with the merger by complying with Section 262 of the DGCL. Completion of the merger is subject to, among other things, the holders of no more than 7.5% in the aggregate, of the outstanding shares of Royal Financial common stock electing to exercise their appraisal rights unless the condition is waived by Finward.
If you are the holder of record of one or more shares of Royal Financial common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the completion of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Royal Financial stockholder awarded “fair value” for such stockholder’s shares by the Delaware Court of Chancery would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration, and accordingly, such stockholder awarded “fair value” for their shares would not receive any shares of Finward stock following the completion of the merger. Such fair value amount may differ from the value of the consideration that you would otherwise receive in the merger.
The following is a summary of the statutory procedures that you must follow if you elect to exercise your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL. This summary is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in full in Appendix F to this joint proxy statement/prospectus.
Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for notice of the meeting that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes Royal Financial’s notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Appendix F. A holder of record of Royal Financial common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Appendix F carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the applicable form of merger consideration.
How to exercise and perfect your right to dissent. Royal Financial stockholders wishing to exercise the rights to seek an appraisal of its shares must do ALL of the following:
•
you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•
you must deliver to Royal Financial a written demand for appraisal before the vote on the adoption of the merger agreement at the annual meeting, and all demands for appraisal must reasonably inform Royal Financial of your identity and your intention to demand appraisal of your shares;

•
you must continuously hold the shares from the date of making the demand through the effective date of the merger. You will lose your appraisal rights if you transfer the shares before the effective date of the merger; and

•
you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective date of the merger. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Royal Financial stockholders to initiate all necessary actions to perfect their appraisal rights in respect of shares of Royal Financial common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
Who may exercise appraisal rights. Any holder of record of shares of Royal Financial common stock wishing to exercise appraisal rights must deliver to Royal Financial, before the vote on the adoption of the Merger Agreement at the special meeting at which the merger proposal will be submitted to the Royal Financial stockholders, a written demand for the appraisal of such stockholder’s shares, and that stockholder must not submit a blank proxy or vote in favor of the merger proposal. A holder of shares of Royal Financial common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective date of the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Royal Financial of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of Royal Financial common stock.
Only a holder of record of shares of Royal Financial common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Royal Financial. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Royal Financial common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Royal Financial common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Royal Financial common stock as to which appraisal is sought. Where no number of shares of Royal Financial common stock is expressly mentioned, the demand will be presumed to cover all shares of Royal Financial common stock held in the name of the record owner.
IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON OR ENTITY, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.
If you own shares of Royal Financial common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners.
An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of

Royal Financial common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617
Attn: Leonard Szwajkowski
President and CEO

You should sign every communication.
Finward’s actions after completion of the merger. If the merger is completed, the surviving company will give written notice of the effective date of the merger within 10 days after the effective date to you if you did not vote in favor of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective date of the merger, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Royal Financial common stock, provided that you have not commenced an appraisal proceeding or joined an appraisal proceeding as a named party. Within 120 days after the effective date of the merger, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by you, demanding a determination of the value of the shares of Royal Financial common stock held by all stockholders entitled to appraisal rights. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the effective date of the merger, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Royal Financial has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.
If a petition for appraisal is duly filed by you or another record holder of Royal Financial common stock who has properly exercised appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the appraisal proceedings. Where appraisal proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Royal Financial common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Royal Financial common stock at the effective time held by stockholders entitled to appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates.
In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of the shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Royal Financial common stock is less than the merger consideration.
If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.
If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective date of the merger, vote the Royal Financial shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Royal Financial common stock as of a record date prior to the effective date of the merger.
If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the effective date of the merger. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Royal Financial stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

INTERESTS OF CERTAIN DIRECTORS AND OFFICERS OF ROYAL FINANCIAL IN THE MERGER
When Royal Financial’s stockholders are considering the recommendation of the Royal Financial board of directors in connection with the Merger Agreement proposal, you should be aware that certain directors and executive officers of Royal Financial and Royal Bank may have interests in the merger that are different from, or are in addition to, the interests of Royal Financial’s stockholders generally, which are described below. Finward’s and Royal Financial’s boards of directors were aware of these interests to the extent these interests existed at the time the Royal Financial board of directors approved the Merger Agreement and considered them, among other matters, in approving the Merger Agreement and determining to recommend to Royal Financial’s and Finward’s respective stockholders to vote for the approval of the Merger Agreement. Except as described below, to the knowledge of Royal Financial, the officers and directors of Royal Financial do not have any material interest in the merger apart from their interests as stockholders of Royal Financial.
Payments to Royal Financial Officers Under Employment-Related Agreements
Leonard Szwajkowski, Royal Financial’s and Royal Bank’s President and Chief Executive Officer, Royal Financial and Royal Bank previously entered into an employment agreement as of November 20, 2018. The agreement provides for an initial term through July 1, 2020 with automatic one-year renewals following the expiration of the initial term unless either party gives notice of non-renewal at least 90 days prior to the expiration of the then current term. In the event that the merger results in the termination of Mr. Szwajkowski’s employment by Royal Financial and Royal Bank, or by Mr. Szwajkowski for good reason, then Mr. Szwajkowski is entitled to a payment equal to three times the sum of (1) his current annual base salary, (2) the greater of (a) his annual bonus for the calendar year preceding the merger, or (b) the average of the annual bonuses paid for the three calendar years preceding the merger, and (3) the annual value of coverage in Royal Financial and Royal Bank employee benefit plans, excluding the value of COBRA continuation coverage referenced below, and executive perquisites. The agreement also provides for COBRA continuation coverage for 18 months on the same cost-sharing basis that is in effect immediately prior to closing. Based on an assumed merger closing and employment termination date of January 31, 2022, Royal Financial estimates Mr. Szwajkowski would receive a $1,310,055 payment, which includes the value of COBRA continuation coverage. In addition, consistent with the terms of the Royal Financial, Inc. 2018 Equity Compensation Plan, the Merger Agreement provides that upon consummation of the merger, with respect to stock options and restricted stock awards not then vested, a cash payment to Mr. Szwajkowski in cancellation of the unvested stock options and for immediate vesting in unvested restricted stock awards. Royal Financial estimates the value of the cash payment and the restricted stock that will become vested at closing to be $53,470 assuming a January 31, 2022 closing date. The agreement provides that the above payments shall be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount Royal Financial may pay without loss of the deduction under Code Section 280G(a). Royal Financial has estimated that this provision will require a reduction in the above-described payments to Mr. Szwajkowski of $120,029.
Andrew Morua, Senior Vice President and Chief Lending Officer for Royal Bank, Royal Financial and Royal Bank previously entered into an employment agreement as of November 20, 2018. The agreement provides for an initial term through March 31, 2020 with automatic one-year renewals following the expiration of the initial term unless either party gives notice of non-renewal at least 90 days prior to the expiration of the then current term. In the event that the merger results in the termination of Mr. Morua’s employment by Royal Financial and Royal Bank, or by Mr. Morua for good reason, then Mr. Morua is entitled to a payment equal to two times the sum of (1) his current annual base salary, (2) the greater of (a) his annual bonus for the calendar year preceding the merger, or (b) the average of the annual bonuses paid for the three calendar years preceding the merger, and (3) the annual value of coverage in Royal Financial and Royal Bank employee benefit plans, excluding the value of COBRA continuation coverage referenced below, and executive perquisites. The agreement also provides for COBRA continuation coverage for 18 months on the same cost-sharing basis that is in effect immediately prior to closing. Based on an assumed merger closing and employment termination date of January 31, 2022, Royal Financial estimates Mr. Morua would receive a $638,572 payment, which includes the value of COBRA continuation coverage. In addition, consistent with the terms of the Royal Financial, Inc. 2018 Equity Compensation Plan, the Merger Agreement provides that upon consummation of the merger, with respect to stock options and restricted stock awards not then vested, a cash payment to Mr. Morua in cancellation of the unvested stock options and for immediate vesting in unvested restricted stock awards. Royal Financial estimates the value of the cash payment and the restricted stock that will become vested at closing to be $22,808 assuming a January 31, 2022 closing date. The agreement provides that the above payments shall be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount Royal Financial may pay without loss of the deduction under Code Section 280G(a). Royal Financial has estimated that this provision will require a reduction in the above-described payments to Mr. Morua of $24,694.
Richard Nichols, Senior Vice President, Commercial Loan Officer and Group Manager for Royal Bank, Royal Financial and Royal Bank previously entered into an employment agreement as of November 20, 2018. The agreement provides for an initial term through September 30, 2020 with automatic one-year renewals following the expiration of the initial term unless either party gives notice of non-renewal at least 90 days prior to the expiration of the then current term. In the event that the merger results in the termination of Mr. Nichols’s employment by Royal Financial and Royal Bank, or by Mr. Nichols for good reason, then Mr. Nichols is entitled to a payment equal to two times the sum of (1) his current annual base salary, (2) the greater of (a) his annual bonus for the calendar year preceding the merger, or (b) the average of the annual bonuses paid for the three calendar years preceding the merger, and (3) the annual value of coverage in Royal Financial and Royal Bank employee benefit plans, excluding the value of COBRA continuation coverage referenced below, and executive perquisites. The agreement also provides for COBRA continuation coverage for 18 months on the same cost-sharing basis that is in effect immediately prior to closing. Based on an assumed merger closing and employment termination date of January 31, 2022, Royal Financial estimates Mr. Nichols would receive a $658,404 payment, which includes the value of COBRA continuation coverage. In addition, consistent with the terms of the Royal Financial, Inc. 2018 Equity Compensation Plan, the Merger Agreement provides that upon consummation of the merger, with respect to stock options and restricted stock awards not then vested, a cash payment to Mr. Nichols in cancellation of the unvested stock options and for immediate vesting in unvested restricted stock awards. Royal Financial estimates the value of the cash payment and the restricted stock that will become vested at closing to be $26,433 assuming a January 31, 2022 closing date. The agreement provides that the above payments shall be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount Royal Financial may pay without loss of the deduction under Code Section 280G(a). Royal Financial has estimated that this provision will require a reduction in the above-described payments to Mr. Nichols of $44,838.
Toni Gonzalez, Senior Vice President and Chief Operations Officer of Royal Bank, Royal Financial and Royal Bank previously entered into an employment agreement as of November 20, 2018. The agreement provides for an initial term through March 31, 2020 with automatic one-year renewals following the expiration of the initial term unless either party gives notice of non-renewal at least 90 days prior to the expiration of the then current term. In the event that the merger results in the termination of Ms. Gonzalez’s employment by Royal Financial and Royal Bank, or by Ms. Gonzalez for good reason, then Ms. Gonzalez is entitled to a payment equal to two times the sum of (1) her current annual base salary, (2) the greater of (a) her annual bonus for the calendar year preceding the merger, or (b) the average of the annual bonuses paid for the three calendar years preceding the merger, and (3) the annual value of coverage in Royal Financial and Royal Bank employee benefit plans, excluding the value of COBRA continuation coverage referenced below, and executive perquisites. The agreement also provides for COBRA continuation coverage for 18 months on the same cost-sharing basis that is in effect immediately prior to closing. Based on an assumed merger closing and employment termination date of January 31, 2022, Royal Financial estimates Ms. Gonzalez would receive a $647,620 payment, which includes the value of COBRA continuation coverage. In addition, consistent with the terms of the Royal Financial, Inc. 2018 Equity Compensation Plan, the Merger Agreement provides that upon consummation of the merger, with respect to stock options and restricted stock awards not then vested, a cash payment to Ms. Gonzalez in cancellation of the unvested stock options and for immediate vesting in unvested restricted stock awards. Royal Financial estimates the value of the cash payment and the restricted stock that will become vested at closing to be $27,843 assuming a January 31, 2022 closing date. The agreement provides that the above payments shall be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount Royal Financial may pay without loss of the deduction under Code Section 280G(a). Royal Financial has estimated that this provision will require a reduction in the above-described payments to Ms. Gonzalez of $114,695.
Colleen Thomiszer, Senior Vice President and Chief Financial Officer of Royal Bank and Royal Financial, Royal Financial and Royal Bank previously entered into an employment agreement as of November 20, 2018. The agreement provides for an initial term through September 30, 2020 with automatic one-year renewals following the expiration of the initial term unless either party gives notice of non-renewal at least 90 days prior to the expiration of the then current term. In the event that the merger results in the termination of

Ms. Thomiszer’s employment by Royal Financial and Royal Bank, or by Ms. Thomiszer for good reason, then Ms. Thomiszer is entitled to a payment equal to one times the sum of (1) her current annual base salary, (2) the greater of (a) her annual bonus for the calendar year preceding the merger, or (b) the average of the annual bonuses paid for the three calendar years preceding the merger, and (3) the annual value of coverage in Royal Financial and Royal Bank employee benefit plans, excluding the value of COBRA continuation coverage referenced below, and executive perquisites. The agreement also provides for COBRA continuation coverage for 12 months on the same cost-sharing basis that is in effect immediately prior to closing. Based on an assumed merger closing and employment termination date of January 31, 2022, Royal Financial estimates Ms. Thomiszer would receive a $290,661 payment, which includes the value of COBRA continuation coverage. In addition, consistent with the terms of the Royal Financial, Inc. 2018 Equity Compensation Plan, the Merger Agreement provides that upon consummation of the merger, with respect to stock options and restricted stock awards not then vested, a cash payment to Ms. Thomiszer in cancellation of the unvested stock options and for immediate vesting in unvested restricted stock awards. Royal Financial estimates the value of the cash payment and the restricted stock that will become vested at closing to be $26,705 assuming a January 31, 2022 closing date. The agreement provides that the above payments shall be reduced to the extent necessary such that the payments do not exceed an amount equal to one dollar less than the maximum amount Royal Financial may pay without loss of the deduction under Code Section 280G(a). Royal Financial does not expect that this provision will require a reduction in the above-described payments to Ms. Thomiszer.
Treatment of Stock Options
Directors and officers of Royal Financial and Royal Bank hold outstanding Royal Financial stock options. The Merger Agreement provides that, at the effective time of the merger, each stock option granted by Royal Financial which is outstanding immediately prior to the election deadline for the stockholder merger consideration election, whether or not vested, will be converted into the right to receive cash equal to the product of (1) the number of shares subject to such stock option, multiplied by (2) the excess of $20.14 over the exercise price of such option, less applicable tax withholdings. The following table sets forth the number of outstanding stock options held by each of the officers and directors of Royal Financial and Royal Bank as of October 27, 2021 (the latest practicable date prior to the mailing of this document) and the cash-out value of the stock options as determined under the terms of the Merger Agreement:
Name	# of Stock Options	Cash-Out Value
Directors
John T. Dempsey	15,000	$87,600
James A. Fitch, Jr.	27,900	162,936
Roger L. Hupe	15,000	87,600
C. Michael McLaren	15,000	87,600
Leonard S. Szwajkowski	5,000	29,200
Philip J. Timyan	15,000	87,600
Robert W. Youman	6,000	35,040
Non-Director Executive Officers
Andrew Morua	3,500	$20,440
Toni Gonzalez	3,500	20,440
Richard Nichols	3,500	20,440
Colleen Thomiszer	3,800	22,192
Total	113,200	$661,088

Treatment of Restricted Stock
Directors and officers of Royal Financial hold shares of Royal Financial restricted stock. Under the Merger Agreement, at the effective time of the merger, each restricted share of Royal Financial common stock will vest and convert into the right to receive the merger consideration. The following table sets forth the number of shares of restricted stock held by the officers and directors of Royal Financial and Royal Bank as of October 27, 2021 (the latest practicable date prior to the mailing of this document) and their value based on a price per share of Royal Financial common stock of $19.23, the average closing price per share over the first five business days following the announcement of the Merger Agreement.
Name	# of Restricted Shares	Value of Restricted Shares
Directors
John T. Dempsey	1,310	$25,191
James A. Fitch, Jr.	2,540	48,844
Roger L. Hupe	1,310	25,191
C. Michael McLaren	1,310	25,191
Leonard S. Szwajkowski	2,930	56,344
Philip J. Timyan	1,310	25,191
Robert W. Youman	1,310	25,191
Non-Director Executive Officers
Andrew Morua	1,150	22,115
Toni Gonzalez	1,400	26,922
Richard Nichols	1,330	25,576
Colleen Thomiszer	1,300	24,999
Total	17,200	$330,755
Offers of Employment to Andrew Morua and Richard Nichols
Pursuant to the Merger Agreement, at least 30 days prior to the effective time of the merger, Finward has agreed, or will cause Peoples Bank to, make offers of employment, in Finward’s sole discretion, to Andrew Morua, Royal Bank’s Senior Vice President and Chief Lending Officer, and Richard Nichols, Royal Bank’s Senior Vice President and Commercial Loan Officer, each on at “at-will” employment basis. The offers of employment will be consistent with the terms of employment described below, with the employment of each such executive to become effective as of the effective time of the merger, subject to the satisfaction of Finward’s customary pre-employment requirements applicable to similarly situated employee candidates.
Pursuant to their offers of employment, Messrs. Morua and Nichols each will be employed by Peoples Bank following the completion of the merger as a Vice President, Business Banking, and each will receive an annual base salary of $170,000. Messrs. Morua and Nichols each will be paid a $17,000 cash bonus, half of which is payable on the first day of employment, and the balance of which is payable if, within the first six months of employment the executive attains a minimum level of closed commercial loan originations. They each will be eligible to receive short-term incentive compensation payments, with a target of 20% and a maximum of 30% of their annual base salaries. In addition, each of Messrs. Morua and Nichols will receive long-term incentive compensation payments equal to 5% of their annual base salaries in the form of a grant of Finward restricted stock with a three-year cliff-vesting schedule, which will be made on the first day of employment. Also, Messrs. Morua and Nichols each will receive an auto allowance in the amount of $5,400 per year, payable in accordance with Peoples Bank’s usual and customary payroll practices.
Robert W. Youman Becoming a Director of Finward and Peoples Bank
Robert W. Youman, a current director of Royal Financial and Royal Bank, will be appointed to the boards of directors of both Finward and Peoples Bank effective as of the closing of the merger. With respect to Mr. Youman’s service on the Finward board of directors, his term will expire at the 2022 annual meeting of Finward’s stockholders. As a result, Finward and Peoples Bank will cause him to be nominated and recommended for election by Finward’s stockholders at the 2022 annual meeting of Finward’s stockholders as long as he continues to be eligible and qualified to serve as a director of Finward and Peoples Bank.

Indemnification and Insurance of Directors and Officers
Pursuant to the terms of the Merger Agreement, Finward has agreed to maintain, for up to six years following the effective time of the merger, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by Royal Financial for actions taken prior to the effective time of the merger. The cost of such insurance coverage shall not exceed 200% of the premiums Royal Financial paid for its current policy term. Following the effective time of the merger, to the extent permitted by applicable law, Finward also has agreed to indemnify and hold harmless, for six years following the effective time of the merger, the current and former directors and officers of Royal Financial and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the merger, to the same extent as provided under the certificate of incorporation or bylaws of Royal Financial or its subsidiary’s similar organization documents.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Royal Financial common stock with respect to the exchange of Royal Financial common stock for Finward common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their Royal Financial common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial and administrative decisions and Treasury Regulations, each as in effect as of the date of this joint proxy statement/prospectus. All of the foregoing is subject to change at any time, possibly with retroactive effect (which could affect the accuracy of the statements and conclusions set forth in this discussion), and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the income tax consequences applicable to participants in the 401(k) plan or with respect to employee benefits generally, the laws of any state, local, foreign, or other taxing jurisdiction, or any aspect of income tax that may be applicable to non-U.S. Holders of Royal Financial common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Royal Financial common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Royal Financial common stock that are partnerships or other pass-through entities (and persons holding their Royal Financial common stock through a partnership or other pass-through entity), persons who acquired shares of Royal Financial common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, banks or other financial institutions, regulated investment companies, real estate investment trusts, mutual funds, dealers or brokers in stocks and securities, or currencies, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Royal Financial common stock as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Royal Financial common stock that is for United States federal income tax purposes:
•	an individual United States citizen or resident alien;
•
a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.
If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Royal Financial common stock, the tax treatment of a partner in the partnership generally will depend on the status of such partner and the activities of the partnership.
The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Each of Barnes & Thornburg LLP, counsel to Finward, and Howard & Howard Attorneys LLP, counsel to Royal Financial, have delivered opinions, dated October 26, 2021, and filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part, to the effect that, subject to the exceptions, qualification and limitations set forth therein, (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) Royal Financial and Finward each will be a party to such reorganization within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Royal Financial’s obligation to complete the merger that Royal Financial receive an opinion from Howard & Howard, dated the closing date of the merger, and it is a condition to Finward’s obligation to complete the merger that Finward receive an opinion from Barnes & Thornburg LLP, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and Finward and Royal Financial undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by Finward and Royal Financial and upon customary factual assumptions. Neither Finward nor Royal Financial has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger, and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.
The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of Finward or Royal Financial. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, or foreign and other tax laws.
The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. Holders, assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.
Exchange of Royal Financial Common Stock for Finward Common Stock and Cash. As a result of receiving a combination of Finward common stock and cash in exchange for shares of Royal Financial common stock, a U.S. Holder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received (other than cash received in lieu of fractional shares of Finward common stock), or (2) the amount of gain “realized” in the merger. The amount of gain a U.S. Holder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the Finward common stock received, exceeds (b) the U.S. Holders’ aggregate adjusted tax basis in the Royal Financial common stock surrendered in the merger. Any recognized gain will be taxed as a capital gain or a dividend, as described below. Generally, a U.S. Holder’s aggregate tax basis in the Royal Financial common stock received by such U.S. Holder in the merger in exchange for its Royal Financial common stock, including any fractional shares deemed received by the U.S. Holder under the treatment discussed below in “Cash Received In Lieu of a Fractional Share of Finward Common Stock,” will equal such U.S. Holder’s aggregate tax basis in the Royal Financial common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. Holder in the merger (other than with respect to cash received in lieu of fractional shares of Finward common stock), and decreased by the amount of cash, if any, received by such U.S. Holder in the merger (other than cash received in lieu of fractional shares of Royal Financial common stock). The holding period for shares of Finward common stock received by such U.S. Holder, including any fractional shares deemed received by the U.S. Holder, will include such U.S. Holder’s holding period for the Royal Financial common stock surrendered in exchange for the Finward common stock, provided that such shares of Royal Financial common stock were held as capital assets of the U.S. Holder at the effective time of the merger. If a U.S. Holder acquired different blocks of Royal Financial common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Royal Financial common stock, and the cash and shares of Finward stock received will be allocated pro rata to each such block of stock. Because loss cannot be recognized in a reorganization, a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, despite the general rule otherwise allowing a taxpayer to reduce its capital gains by capital losses in determining its income tax liability. U.S. Holders of Royal Financial common stock should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Finward common stock received in the merger.
Exchange of Royal Financial Common Stock Solely for Cash. A U.S. Holder who receives solely cash in exchange for all of his, her, or its shares of Royal Financial common stock (and is not treated as constructively owning Finward common stock after the merger under the circumstances referred to below under “Potential Recharacterization of Gain as Dividend”) will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the cash received and such U.S. Holder’s aggregate adjusted tax basis in the

Royal Financial common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. Holder at the effective time of the merger. See “Taxation of Capital Gain” below for more information on the rules applicable to capital gains. The deductibility of capital losses is subject to limitations.
Taxation of Capital Gain. Except as described under “Potential Recharacterization of Gain as a Dividend” below, gain that U.S. Holders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. Holders have held (or are treated as having held) their Royal Financial common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate U.S. Holders of Royal Financial common stock generally is taxed at preferential rates. For non-corporate U.S. Holders, long-term capital gain generally can be taxed at a maximum U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The current maximum U.S. federal income tax rate in effect for long-term capital gains recognized is 20%. In addition, net investment income of certain high-income taxpayers may be subject to an additional 3.8% tax (i.e., the net investment income tax) under Section 1411 of the Code. Because the impact of the net investment income tax depends primarily upon the particular circumstances of a U.S. Holder, U.S. Holders should consult their own tax advisors regarding the potential impact of these tax rules to them.
Potential Recharacterization of Gain as a Dividend. Any gain recognized by a U.S. Holder generally will be capital gain unless the U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividends to the extent of the U.S. Holder’s ratable share of accumulated earnings and profits, as calculated for United States federal income tax purposes. For purposes of determining whether a U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, the U.S. Holder will be treated as if it first exchanged all of his, her, or its Royal Financial common stock solely in exchange for Finward common stock and then Finward immediately redeemed a portion or all of that stock for the cash that the U.S. Holder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash generally will not have the effect of a distribution of a dividend to the U.S. Holder if such receipt is, with respect to the U.S. Holder, “not essentially equivalent to a dividend,” “substantially disproportionate,” or a “complete redemption,” each within the meaning of Section 302(b) of the Code.
The deemed redemption will not be “essentially equivalent to a dividend” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in Finward. If a U.S. Holder that has a relatively minimal stock interest in Finward and no right to exercise control over corporate affairs suffers a reduction in the U.S. Holder’s proportionate interest in Finward, the U.S. Holder should be regarded as having suffered a meaningful reduction in the U.S. Holder’s proportionate interest in Finward. For example, the IRS has held in a published ruling that, in the case of a less than 1% stockholder who does not have management control over the corporation, any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction.” The IRS also has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.
The deemed redemption will be “substantially disproportionate,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder who owns less than 50% of the voting power of the outstanding Finward common stock if the percentage of the outstanding Finward voting (including all classes that carry voting rights) and common stock (both voting and nonvoting) that is actually and constructively owned by the U.S. Holder immediately after the deemed redemption is reduced to less than 80% of the percentage of the outstanding Finward common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.
The deemed redemption will be a “complete redemption,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder, if it results in a complete termination of a U.S. Holder’s interest in the outstanding Finward common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.
For purposes of applying the foregoing tests, a U.S. Holder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the U.S. Holder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the U.S. Holder or such other persons. In the event of a “complete redemption” within the meaning of Section 302(b)(3) of the Code, a U.S. Holder may elect to waive the attribution rules of Section 318 of the Code pursuant to Section 302(c) of the Code.
The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.
Taxation of Dividend. If, after applying the tests described in “Potential Recharacterization of Gain as a Dividend” above, the deemed redemption results in the gain recognized by a U.S. Holder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to individual Royal Financial U.S. Holders at the long-term capital gains rate, provided that the U.S. Holder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. The maximum rate on qualified dividends for high income taxpayers currently is 20%. In addition, certain high-income taxpayers may be subject to an additional 3.8% net investment income tax. Any gain treated as ordinary income (i.e. not qualified dividends) will be taxable at ordinary income rates.
Cash Received In Lieu of a Fractional Share of Finward Common Stock. A U.S. Holder who receives cash in lieu of a fractional share of Finward common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Finward of the fractional share. As a result, such U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. Holder’s fractional share interest as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. See discussion in “Taxation of Capital Gain” above for information regarding the tax rates applicable to long-term capital gains, including the potential application of the net investment income tax. The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting. Payments of cash to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption or furnishes his, her, or its taxpayer identification number (Form W-9), and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability to the extent that they exceed such U.S. Holder’s federal income tax liability, provided the required information is furnished to the IRS.
A U.S. Holder will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder. A U.S. Holder who is a “significant holder” of Royal Financial shares and who receives shares of Finward will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder and file a statement with his, her, or its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such U.S. Holder’s basis in the Royal Financial common stock surrendered and the fair market value of the Finward common stock and cash received in the merger. A “significant holder” is a holder of Royal Financial common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Royal Financial or securities of Royal Financial with a tax basis for federal income tax purposes of at least $1 million.
The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Royal Financial urges Royal Financial stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws. The foregoing summary of material U.S. federal income tax consequences of the merger is not intended or written to be used, and cannot be used, by any stockholders of Royal Financial or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS
Under the Merger Agreement, Royal Financial stockholders owning at least 101 shares of Royal Financial common stock will exchange their shares of Royal Financial common stock for, at the election of the stockholder, shares of Finward common stock and/or cash (and cash for fractional share interests). Finward is organized under the laws of the State of Indiana, and the Finward stockholders are governed by the applicable laws of the State of Indiana, including the IBCL, and Finward’s articles of incorporation and bylaws. Royal Financial is organized under the laws of the State of Delaware, and the rights of Royal Financial’s stockholders are governed by the laws of the State of Delaware, including the DGCL, and the certificate of incorporation of Royal Financial, as amended (which we refer to as the “Royal Financial Certificate”) and the bylaws of Royal Financial (which we refer to as the “Royal Financial Bylaws”). Upon consummation of the merger, Royal Financial’s stockholders receiving the stock consideration will become Finward stockholders, and the Amended and Restated Articles of Incorporation of Finward, as amended (which we refer to as the “Finward Articles”), the Amended and Restated Bylaws of Finward (which we refer to as the “Finward Bylaws”), the IBCL, and the rules and regulations applicable to public companies will govern their rights as Finward stockholders.
The following summary discusses some of the material differences between the current rights of Finward stockholders and Royal Financial stockholders under the Finward Articles, Finward Bylaws, Royal Financial Certificate, and Royal Financial Bylaws.
The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Finward Articles, the Finward Bylaws, the Royal Financial Certificate, and the Royal Financial Bylaws, as applicable.
Authorized Capital Stock
Finward
Finward currently is authorized to issue up to 10,000,000 shares of common stock, without par value, of which 3,479,139 shares were outstanding as of October 22, 2021. Finward also is authorized to issue up to 10,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. Finward’s board may fix the preferences, limitations, and relative voting and other rights of the shares of any series of preferred stock that it designates. No options to purchase shares of Finward common stock are currently outstanding.
Royal Financial
Royal Financial is authorized to issue up to 5,000,000 shares of common stock, par value $0.01 per share, of which 2,567,573 shares were outstanding as of October 27, 2021. From time to time, Royal Financial’s board of directors may fix the designations and any of the preferences or rights of shares that it issues relating to dividends, redemption, dissolution, any distribution of assets of Royal Financial or the conversion into, or the exchange of shares for shares, of any other class or classes or any other series of the same or any other class or classes of stock of Royal Financial. Currently, Royal Financial is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued.
Voting Rights and Cumulative Voting
Finward
Each holder of Finward common stock generally has the right to cast one vote for each share of Finward common stock held of record on all matters submitted to a vote of shareholders of Finward.
Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation’s articles of incorporation so provide. The Finward Articles do not grant cumulative voting rights to Finward stockholders.
Royal Financial
Each holder of Royal Financial common stock generally has the right to cast one vote for each share of Royal Financial common stock on each matter submitted to a vote at a meeting of the Royal Financial stockholders.

Under Section 214 of the DGCL, a corporation’s certificate of incorporation may grant cumulative voting rights to stockholders in the election of directors. The Royal Financial Certificate explicitly denies cumulative voting rights to Royal Financial stockholders.
Dividends
Finward
Finward may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the Finward board may determine, subject to all statutory restrictions, including banking law restrictions discussed elsewhere in this joint proxy statement/prospectus.
Finward has no issued and outstanding shares of preferred stock that take preference in dividend distributions over shares of common stock in certain circumstances. See “– Preferred Stock” below.
Royal Financial
Subject to all applicable statutory restrictions, Royal Financial may pay dividends and make other distributions. The Royal Financial Certificate neither provides for any cumulative dividend on shares of common stock nor restricts the right of the board of directors, in establishing the rights, preferences and privileges of a series of preferred shares, to establish a divided rate or to determine whether dividends on such shares will be cumulative.
Liquidation
Finward
In the event of the liquidation, dissolution, and/or winding-up of Finward, either voluntary or involuntary, after payment is made to the holders of preferred stock, if any, of the full amount to which they may be entitled under the Finward Articles, the holders of common stock are entitled, to the exclusion of the holders of preferred stock, to share ratably, according to the number of shares of common stock held by them, in all the remaining assets of Finward available for distribution to its stockholders. Finward presently has no issued and outstanding shares of preferred stock that take preference in liquidation distributions over its shares of common stock. See “– Dividends” directly above, and “– Preferred Stock” directly below.
Royal Financial
The Royal Financial Certificate does not provide for any liquidation preference on shares of common stock. See “ – Dividends” directly above, and “– Preferred Stock” directly below.
Preferred Stock
Finward
In general, the Finward board is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences, and other rights of the shares of each such series and the limitations thereof. The Finward board is authorized to issue up to 10,000,000 shares of preferred stock, but no shares of preferred stock are currently outstanding.
Royal Financial
From time to time, Royal Financial’s board of directors may fix the powers, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions with respect to one or more series of preferred stock including the voting rights, dividend rate, conversion rights, redemption price, and liquidation preference with respect to any such series. Currently, Royal Financial is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued.
No Sinking Fund Provisions
No common or preferred shares of Finward or Royal Financial are subject to any mandatory redemption, sinking fund, or other similar provisions.

Additional Issuances of Stock
Finward
Except in connection with the proposed merger with Royal Financial as described in this joint proxy statement/prospectus, Finward has no specific plans for the issuance of additional authorized shares of its common stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued shares of Finward common and preferred stock will be available for general corporate purposes, including, but not limited to, issuance as stock dividends or in connection with stock splits, issuance in future mergers or acquisitions, issuance under a cash dividend reinvestment and/or stock purchase plan, issuance under a stock incentive plan, or issuance in future underwritten or other public or private offerings.
Section 23-1-26-2 of the IBCL permits the board of directors of an Indiana corporation to authorize the issuance of additional shares, unless the corporation’s articles of incorporation reserve such a right to the corporation’s shareholders. Under the Finward Articles, no shareholder approval is required for the issuance of additional shares. As a result, the Finward board may issue preferred stock, without stockholder approval, possessing voting and conversion rights that could adversely affect the voting power of Finward’s common stockholders.
Royal Financial
Royal Financial has no specific plans for the issuance of additional shares of its common stock or for the issuance of any shares of preferred stock.
Royal Financial’s board of directors may authorize the issuance of additional shares of common stock or shares of preferred stock up to the amounts authorized in the Royal Financial Certificate, without stockholder approval, subject only to the restrictions of the DGCL and the Royal Financial Certificate.
Number of and Restrictions Upon Directors
Finward
The Finward Bylaws state that the Finward board will consist of three or more members, with the number thereof to be determined from time to time by resolution of the board of directors. The Finward board of directors has currently set the size of the board at 11 directors. The Finward board is divided into three classes, with each class containing directors as nearly equal in number as possible, with the term of office of one class expiring each year. Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, or until his or her death, resignation, disqualification, or removal, or until there is a decrease in the number of directors.
Royal Financial
The Royal Financial Certificate provides that the number of directors shall be not less than five nor more than twenty, as fixed from time to time by resolution of not less than 50% of the number of directors which, immediately prior to the change, had been fixed. The Royal Financial board is divided into three classes, with the term of office of one class expiring each year. Each director elected at the annual meeting of the stockholders of Royal Financial holds office until his or her successor is elected and qualified.
Removal of Directors
Finward
Under Indiana law, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise.
Under the Finward Articles, any or all of the members of the board may be removed, for good cause, only at a meeting of the Finward stockholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors. Finward directors may not be removed in the absence of good cause.
Royal Financial
The Royal Financial Certificate provides that any director or the entire board of directors of the corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of not less than 80% of the outstanding shares of stock of Royal Financial entitled to vote generally in the election of directors

(considered for this purpose as one class) cast at an annual meeting of stockholders or at a meeting of the stockholders called for that purpose. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been either declared incompetent by an order of a court, convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or willful misconduct in the performance of such director’s duty to the corporation.
Special Meetings of the Board
Finward
The Finward Bylaws provide that special meetings of the Finward board may be called by any member of the board of directors upon not less than 24 hours’ notice given to each director of the date, time, and place of the meeting.
Royal Financial
Royal Financial’s Bylaws provide that special meetings of the board of directors may be called at any time by the chairman of the board, the president, or by a majority of the authorized number of directors, to be held at the principal place of business of Royal Financial or at such other place or places as the board of directors or the person or persons calling such meeting may from time to time designate. Notice of all special meetings of the board must be given to each director at least 24 hours prior to such meeting if notice is given in person or by telephone, telegraph, telex, facsimile, or other electronic transmission and at least five days prior to such meeting if notice is given in writing and delivered by courier or by postage prepaid mail.
Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Stockholders
Finward
Pursuant to the Finward Bylaws, shareholders may submit proposals for business to be considered at Finward’s annual meeting of stockholders if the proposing stockholder has given notice to Finward’s Secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the annual meeting for the preceding year. Such proposals must be made in writing, must be received at Finward’s principal office within the time periods specified in the preceding sentence, and must contain the information specified in the Finward Bylaws.
The Finward Bylaws also provide that nominations for election of directors to the Finward board may be made by the Finward board or by any Finward shareholder of record entitled to vote for the election of directors at the applicable annual meeting. Shareholder nominations for director must be made in writing, and must be delivered to and received by Finward’s Secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the annual meeting for the preceding year. All such shareholder nominations must include the information specified in the Finward Bylaws.
Royal Financial
The Royal Financial Bylaws provide that any new business to be conducted at the annual meeting of the stockholders must be stated in writing and filed with Royal Financial’s secretary on or before sixty days in advance of the first anniversary date (month and day) of the previous year’s annual meeting. Stockholders may make other proposals at the annual meeting, but unless stated in writing and filed with the secretary of the corporation on or before sixty days in advance of the first anniversary date (month or day) of the previous year’s annual meeting, such proposal may only be voted upon at a meeting held at least thirty days after the annual meeting at which it is presented.
The Royal Financial Bylaws provide that director nominations, other than those made by the board of directors, must be made pursuant to timely notice in writing to Royal Financial’s secretary delivered, for an annual meeting, not less than sixty days nor more than ninety days in advance of the first anniversary date (month and day) of the previous year’s annual meeting, and for a special meeting, not less than sixty days nor more than ninety days in advance of the date (month and day) of the special meeting. The notice must set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director: (i) the name, age, business address, and residential address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of Royal Financial stock which are beneficially owned by such person on the date of such stockholder notice; and (iv) any other information relating to such person that would be required to be disclosed on Schedule 13D pursuant to Regulation 13D-G under the Exchange Act, in connection with the acquisition of stock, and pursuant to Regulation 14A under the Exchange Act in connection with the solicitation of proxies with respect to nominees for election as directors; and (b) as to the stockholder giving the notice: (i) the name and address, as they appear on Royal Financial’s books, of such stockholder and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support such nominees; and (ii) the class and number of shares of the corporation’s stock which are beneficially owned by such stockholder on the date of such stockholder notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting such nominees on the date of such stockholder notice. Royal Financial’s board of directors may reject any nomination not timely made in accordance with the foregoing requirements.
Special Meetings of Stockholders
Finward
The Finward Bylaws state that special stockholders’ meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of Finward receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.
Royal Financial
The Royal Financial Certificate and Bylaws provide that special meetings of the stockholders may only be called by at least 75% of the directors then in office.
Indemnification
Finward
Under the IBCL as applicable to Finward, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.
Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding.
The Finward Articles provide that every person who is or was a director, officer, employee, or agent of Finward or is or was serving at the request of Finward as a directors, officer, employee, agent, or fiduciary of another foreign or domestic business entity, trust, employee benefit plan, or other for-profit or non-profit entity, will be indemnified by Finward against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim, provided that (i) such person is wholly successful with respect to the claim, or (ii) if not wholly successful, the person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of Finward or at least not opposed to its best interests, and, for criminal actions, is determined to have had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Finward extends to attorneys’ fees, judgments, fines, liabilities, and settlements. Finward may also advance expenses for the defense of an eligible indemnified person upon determination of eligibility and upon receipt of written affirmation of eligibility and an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification.

In order for a director, officer, employee, or agent to be entitled to indemnification, special legal counsel and the Finward board, acting upon the findings of the special legal counsel, must determine that the person seeking indemnification has met the standards of conduct required by the Finward Articles.
Royal Financial
Section 145 of the DGCL, as applicable to Royal Financial, permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if the person indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or in the defense of any action, suit, or proceeding referred to above, or in the defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for payments of unlawful dividends or unlawful stock repurchases, redemptions, or other distributions, or (d) for any transactions from which the director derived an improper personal benefit.
The Royal Financial Certificate provides that each person who is or was a director or officer of Royal Financial and each person who serves or served at the request of Royal Financial as a director, officer, or partner of another enterprise shall be indemnified by Royal Financial in accordance with, and to the fullest extent authorized by, the DGCL. The Royal Financial Certificate similarly provides that, to the fullest extent permitted by the DGCL, a director of Royal Financial will not be liable to Royal Financial or its stockholders for monetary damages for breach of fiduciary duty as a director.
Preemptive Rights
Finward
Although permitted by the IBCL, the Finward Articles do not provide for preemptive rights to subscribe for any new or additional common or preferred stock.
Royal Financial
The Royal Financial Certificate does not provide for preemptive rights to subscribe for any new or additional common or preferred stock.
Amendment of Articles of Incorporation and Bylaws
Finward
Except as otherwise provided below, amendments to the Finward Articles must be approved by a majority vote of the Finward board and also by a vote of shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment.
Any amendment or repeal of Article VIII of the Finward Articles (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the Finward board of directors),

6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding Finward’s by-laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the Finward Articles which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Finward Articles, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of Finward voting stock, acting as a single class; and (ii) a majority of Finward’s independent shareholders (which is generally defined in the Finward Articles as shares beneficially owned by persons other than certain related persons of Finward). Notwithstanding the foregoing, the voting thresholds described in the preceding sentence will not be required for any amendment to or repeal of the Finward Articles if such amendment or repeal was approved by a favorable vote of at least two-thirds of the entire number of directors who qualify as “continuing directors” (as defined in the Finward Articles) with respect to all related persons, in which case the amendment or repeal will only require more votes to be cast in favor of the amendment or repeal than cast against it.
The Finward Articles also may be amended by the Finward board without shareholder approval to designate a new series of preferred shares.
The Finward Bylaws may be amended only by a majority vote of the entire number of directors of the Finward board at the time of the vote.
Royal Financial
The Royal Financial Certificate provides that Royal Financial reserves the right to amend, alter, change, or repeal any provision contained in the Royal Financial Certificate, in any manner prescribed by statute.
The Royal Financial Certificate provides that the Royal Financial Bylaws may be amended, altered, or repealed by the stockholders of the corporation, provided that any such amendment, alteration, or repeal is approved by the affirmative vote of the holders of not less than 80% of the outstanding shares of stock of Royal Financial then entitled to vote generally in the election of directors. The Royal Financial Bylaws may also be amended, altered, or repealed by the board of directors in the manner provided in the Royal Financial Bylaws, namely by a resolution adopted by a majority of the directors then in office.
Restrictions on Unsolicited Changes in Control (Anti-Takeover Protections)
Finward
General.
The Finward Articles include several provisions that may have the effect of rendering the company less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the company’s board of directors. These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult. However, the Finward board has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.
Directors. Certain provisions in the Finward Articles and Finward Bylaws impede changes in the majority control of the company’s board of directors. The Finward Bylaws provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the Finward board. Further, Finward’s Bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of stockholders.
The Finward Bylaws provide that any vacancy occurring in the Finward board, including a vacancy created by resignation, death, incapacity, or an increase in the number of directors, will be filled by selection of a successor, to serve for the remainder of the unexpired term, by a majority vote of the remaining members of the board; provided that, if such vacancy or vacancies leaves the board with no members or if the remaining members of the board are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the stockholders at a special meeting called for that purpose or at the next annual meeting of stockholders.

Under the Finward Articles, any or all of the members of the board may be removed, for good cause, only at a meeting of the Finward stockholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors. Finward directors may not be removed in the absence of good cause.
Restrictions on Call of Special Meetings. The Finward Bylaws state that special stockholders’ meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of Finward receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.
No Cumulative Voting. The Finward Articles do not provide for cumulative voting rights in the election of directors.
Authorization of Preferred Stock. Finward is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any. In the event of a proposed merger, tender offer, or other attempt to gain control of Finward not approved by the board of directors, it might be possible for the Finward board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors of Finward has no present plans or understandings for the issuance of any preferred stock and it does not intend to issue any preferred stock except on terms that the board may deem to be in the best interests Finward’s stockholders.
Evaluation of Offers. The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The Finward Articles provide that the Finward board, in determining whether to take or refrain from taking any action with respect to any matter, including the evaluation of a business combination or tender or exchange offer, and including making or declining to make any recommendation to stockholders of Finward, may consider both the short term and long term best interests of Finward (including the possibility that these interests may be best served by the continued independent of Finward), taking into account, and weighing as the board deems appropriate, the social and economic effects thereof on Finward’s present and future employees, suppliers, and customers of Finward and its subsidiaries, the communities in which offices or other facilities of Finward are located, and any other factors the directors consider pertinent.
Procedures for Certain Business Combinations. The Finward Articles require the affirmative vote of 80% of the outstanding shares of all classes of voting stock (subject to certain “fair price” and supermajority director approval exceptions), and an independent majority of shareholders, to approve certain business combinations with holders of more than 10% of Finward’s voting shares or their affiliates.
Amendments to Articles and Bylaws. As noted above, except for certain exceptions, amendments to the Finward Articles must be approved by a majority vote of the Finward board and also by a vote of stockholders in which more votes are cast in favor of the amendment than against the amendment. Additionally, any amendment or repeal of Article VIII of the Finward Articles (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the Finward board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding Finward’s by-laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the Finward Articles which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Finward Articles, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of Finward voting stock, acting as a single class; and (ii) a majority of Finward’s independent shareholders.
The Finward Articles may be amended by the Finward board without shareholder approval to designate a new series of preferred shares.

The Finward Bylaws may be amended only by a majority vote of the entire number of directors of the Finward board at the time of the vote.
Royal Financial
Directors. Certain provisions in the Royal Financial Certificate and Royal Financial Bylaws impede changes in the majority control of the company’s board of directors. For example, the Royal Financial Certificate provides that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the Royal Financial board.
Restrictions on Call of Special Meetings. The Royal Financial Certificate provides that special meetings of the stockholders may only be called by at least 75% of the directors then in office.
Prohibition of Cumulative Voting. The Royal Financial Certificate explicitly denies cumulative voting rights to Royal Financial stockholders.
Restrictions on Removing Directors from Office. Under the Royal Financial Certificate, any director or the entire board of directors of the corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of not less than 70% of the outstanding shares of stock of Royal Financial entitled to vote generally in the election of directors (considered for this purpose as one class) cast at an annual meeting of stockholders or at a meeting of the stockholders called for that purpose. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or willful misconduct in the performance of such director’s duty to the corporation and such adjudication is no longer subject to direct appeal.
Amendments to Royal Financial Bylaws. As noted above, the Royal Financial Certificate provides that the Royal Financial Bylaws may be amended, altered, or repealed by the stockholders of the corporation, provided that any such amendment, alteration, or repeal is approved by the affirmative vote of the holders of not less than 70% of the outstanding shares of stock of Royal Financial then entitled to vote generally in the election of directors. However, the Royal Financial Bylaws may also be amended, altered, or repealed by the board of directors in the manner provided in the Royal Financial Bylaws, namely by a resolution adopted by a majority of the directors then in office.
Business Combinations with Interested Stockholders. The Royal Financial Certificate provides that Section 203 of the DGCL is deemed to apply to Royal Financial. Section 203 restricts mergers and other transactions with a large stockholder unless the transaction has (i) the prior approval of the board, or (ii) the subsequent approval of the board and a supermajority (66 2/3%) of the outstanding stock of the corporation not owned by the large stockholder.
The Royal Financial Certificate also provides that, except as otherwise expressly provided below, and notwithstanding any other provision of the Royal Financial Certificate, the following matters require the affirmative vote of the holders of Royal Financial shares having at least 70% of the voting power of all outstanding stock of Royal Financial entitled to vote thereon: (a) any merger or consolidation of Royal Financial or any of its subsidiaries with or into another corporation; (b) any sale, lease, exchange or other disposition by Royal Financial or any subsidiary of assets constituting all or substantially all of the assets of Royal Financial and its subsidiaries taken as a whole to or with any other corporation, person, or entity in a single transaction or a series of related transactions; (c) any issuance or transfer by Royal Financial or any subsidiary of any voting securities of Royal Financial (except for voting securities issued pursuant to a stock option, purchase, bonus, or other plan for natural persons who are directors, employees, consultants, and/or agents of Royal Financial or any subsidiary) to any other corporation, person, or other entity in exchange for cash, assets, or securities or a combination thereof; (d) the voluntary dissolution of Royal Financial; or (e) the amendment, alteration, change, or repeal of the Royal Financial Certificate. The supermajority voting provisions set forth above do not apply to any of the foregoing transactions if (i) such transaction is approved at any time prior to its consummation by resolution adopted by not less than 70% of the number of Royal Financial directors; or (ii) if a merger transaction is with any corporation which is majority owned by Royal Financial; or (iii) the transaction is a merger with another corporation without action by the stockholders of Royal Financial to the extent and in the manner permitted by the DGCL. The foregoing supermajority voting requirements do not apply to the Merger Agreement or the merger with Finward.

Consideration of Non-Stockholder Interests. The Royal Financial Certificate provides that, in connection with the exercise of its judgment in determining what is in the best interests of Royal Financial and its stockholders when evaluating a proposal by another person or persons to make a tender or exchange offer for any equity security of Royal Financial, to merge or consolidate with Royal Financial or to purchase or otherwise acquire all or substantially all of the assets of Royal Financial, the board of directors may consider all of the following factors and any other factors which it deems relevant: (a) the adequacy of the amount to be paid in connection with any such transaction; (b) the social and economic effects of the transaction on the corporation and its subsidiaries and the other elements of the communities in which the corporation or its subsidiaries operate or are located; (c) the business and financial condition and earnings prospects of the acquiring person or persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or persons, and the possible effect of such conditions upon the corporation and its subsidiaries and the other elements of the communities in which the corporation and its subsidiaries operate or are located; (d) the competence, experience, and integrity of the acquiring person or persons and its or their management; and (e) any antitrust or other legal or regulatory issues which may be raised by any such transaction.
Stockholder Action by Written Consent. The Royal Financial Certificate provides that, subject to the rights of any class or series of preferred stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing.
State and Federal Law
Indiana State Law. Several provisions of the IBCL could affect the acquisition of shares of Finward common stock, or otherwise affect the control of Finward. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations (assuming the company has over 100 shareholders) and an interested shareholder (defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for five years following the date on which the shareholder obtained 10% ownership, unless the acquisition was approved in advance of that date by the board of directors of the company. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed. Finward has elected in the Finward Articles to be governed by Chapter 43 of the IBCL.
In addition, the IBCL contains a Control Share Acquisition Statute that may have the effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisitions Statute provides that, unless otherwise provided in a corporation’s articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation’s stock (which take the acquiror over the successive thresholds of 20%, 33%, and 50% of the corporation’s stock) will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Statute if it has 100 or more shareholders and its principal place of business is in Indiana. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Finward has elected to be governed by the Control Share Acquisitions Statute.
The Control Share Acquisitions Statute does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the plan of merger.
The IBCL specifically authorizes Indiana corporations to issue options, warrants, or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants, or rights may, but need not be, issued to shareholders on a pro rata basis.
The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider relevant. As described above, the Finward Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interests of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under, or render inapplicable, a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be “reasonable in relation to the threat posed.”
In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.
Because of the foregoing provisions of the IBCL, the Finward board has flexibility in responding to unsolicited proposals to acquire Finward, and accordingly it may be more difficult for an acquiror to gain control of Finward in a transaction not approved by its board of directors.
Delaware State Law. Certain provisions of the DGCL may have the effect of impeding the acquisition or control of Royal Financial by means of a tender offer, a proxy fight, open-market purchases, or otherwise in a transaction not approved by the board of directors. Most notably, as discussed above, Royal Financial has elected to opt into the applicability of Section 203 of the DGCL and is currently governed by this section of Delaware law. Under Section 203, subject to exceptions, Royal Financial is prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. For this purpose, an “interested stockholder” generally includes current and certain former holders of 15% or more of Royal Financial’s outstanding stock. The provisions of Section 203 may encourage companies interested in acquiring a corporation to negotiate in advance with the corporation’s board of directors.
Federal Limitations. Subject to certain limited exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require approval of the Federal Reserve Board prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company/savings and loan holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.
OTHER MATTERS TO BE CONSIDERED AT THE ROYAL FINANCIAL ANNUAL MEETING
Election of Directors (Item 2 on the Royal Financial Proxy Card)
Royal Financial’s Board of Directors currently consists of seven members. Royal Financial’s Certificate of Incorporation and Bylaws provide that the board of directors shall be divided into three classes as nearly equal in number as possible, that the members of each class shall be elected for terms of three years and until their successors are elected and qualified, and that one of the three classes of directors shall be elected each year.
The Nominating Committee of the Board of Directors selected both current Class II Directors as nominees for re-election: James A. Fitch Jr. and Roger L. Hupe.
There are no arrangements or understandings between the nominees and any other person pursuant to which such person was selected as a nominee for election as a director at the Royal Financial Annual Meeting. No director or director nominee is related to any other director or executive officer of Royal Financial by blood, marriage or adoption.
Royal Financial’s board of directors has determined that all nominees are “independent” as that term is defined in the rules of the NASDAQ Stock Exchange. (Royal Financial’s securities are not listed on the NASDAQ.)
All nominees have indicated a willingness to serve, and the board of directors knows of no reason why any nominee would not be able to serve as a director if elected. However, if any of the nominees should be unable or unwilling to stand for election at the Royal Financial Annual Meeting, the proxies may be voted for the election of such other person(s) selected by the board of directors of Royal Financial. Proxies cannot be voted for a greater number of persons than the number of nominees for director named. To be elected as a director, each nominee must receive the affirmative vote of a plurality of the shares present in person or represented by proxy and entitled to vote at the meeting. Stockholders of Royal Financial have no cumulative voting rights with respect to the election of directors.
Information With Respect to Nominees for Director
The following table presents certain biographical and background information about each director nominee.
Nominees for Class II Directors Serving a Three-Year Term Expiring in 2021
Name	Age	Position with the Royal Financial or Royal Bank and Principal Occupation During the Past Five Years	Director Since
James A. Fitch, Jr.	65	Mr. Fitch has served as a Director of Royal Financial and Royal Savings Bank since August 15, 2007, and as Chairman of the Boards since October 1, 2007. He is the Owner and President of Trinity Manufacturing Corporation, which he founded in 2003. He served as President and CEO of Advance Bank and Advance Bancorp from 1998-2003 and as President and CEO of South Chicago Bank from 1991-1999. He also served as a U.S. Army Infantry Officer from 1977-1991.	2007

Roger L. Hupe	77	Mr. Hupe has served as a Director of Royal Financial and Royal Savings Bank since October 21, 2009. He is the majority stockholder of Evergreen Sod Farm, Inc., since 1964 and Olde-Tyme Supply, Inc., since 2003. Mr. Hupe served as Chairman of the Board of Directors of Advance Bancorp, Lansing, IL, 2001-2003. He also served as a Director of Advance Bank, Lansing, IL, 1991-2003 and Homewood Federal Savings and Loan Association, Homewood, IL from 1981-1991.	2009
THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR”
THE ELECTION OF EACH OF THE ABOVE NOMINEES FOR CLASS II DIRECTOR.
Members of the Board of Directors Continuing in Office
The following table presents certain biographical and background information about each current director whose term continues after the Royal Financial Annual Meeting.
Class III Directors Serving a Three-Year Term Expiring in 2022
Name	Age	Position with Royal Financial and Royal Bank and Principal Occupation During the Past Five Years	Director Since
Leonard Szwajkowski	58
Mr. Szwajkowski has served as Director, President and Chief Executive Officer (CEO) of Royal Financial and Royal Bank since October 4, 2007. Previously, he served Royal Financial and Royal Bank as Interim CEO (June 2007 to October 2007), Interim Chief Financial Officer (CFO) (October 2007 to January 2008), Senior Vice President (SVP) and CFO (April 2006 until October 2007), and SVP of Finance (February 2006 to April 2006). From May 2003 to February 2006, he served as Vice President (VP), CFO, and Director of Sharlen Electric Co., Chicago, IL. From August 2000 to May 2003, Mr. Szwajkowski was VP of Strategic Planning of Advance Bank, Chicago, IL. From April 2000 to
			2007

Name	Age	Position with Royal Financial and Royal Bank and Principal Occupation During the Past Five Years	Director Since

August 2000, he was a Financial Consultant with the State of Illinois. From May 1979 to April 2000, he was SVP, CFO, and Director of East Side Bank and Trust Company, Chicago, IL. Since 1999, Mr. Szwajkowski also serves as an Adjunct Professor at St. Xavier University, Chicago, IL.

John T. Dempsey	83	Mr. Dempsey has served as a Director of Royal Financial since December 2004 and Royal Savings Bank since October 1999; Mr. Dempsey has been an investment portfolio manager with Barrington Asset Management, Inc., Chicago, IL, since 1992.	1999
Class I Directors Serving a Three-Year Term Expiring in 2023
Name	Age	Position with Royal Financial and Principal Occupation During the Past Five Years	Director Since
C. Michael McLaren	74	Mr. McLaren has served as a Director of Royal Financial and Royal Savings Bank since July 21, 2008. He is also the President of BPS Capital Management, Inc., Bloomington, MN, which specializes in financial institution balance sheet and risk management; bank consultant since 1987.	2008

Philip J. Timyan	63	Mr. Timyan has served as a Director of Royal Financial and Royal Savings Bank since April 1, 2011. He was a Director of Community Financial Shares, Inc. and the Community Bank of Wheaton/Glen Ellyn from 2012-2015. Mr. Timyan was a managing member of Riggs Qualified Partners, LLC, a bank investment fund, from 1999-2010. He also served as a Director of Community Bancshares of Delaware from 2005-2007.	2011

Robert W. Youman	59	Mr. Youman has worked in the securities industry since 1991 as a financial advisor and investment representative, and is licensed as a broker. Prior to 1991, he worked for KPMG LLP where he specialized in audits of community banks. Since January 2016, Mr. Youman has been employed by E.A. Horwitz LLC (a registered investment adviser) and Western International Securities Inc. (a registered broker-dealer). From September 2011 to January 2016, he was employed by Oppenheimer & Co. Inc. (an investment bank and investment firm).	2017
Director Independence
Following evaluation by and the recommendation of the Nominating Committee, Royal Financial’s board of directors determined that the following directors and director nominee are “independent” as that term is defined in the rules of the NASDAQ Stock Exchange: Messrs. Dempsey, Fitch, Hupe, McLaren, Timyan and Youman.
The Company’s securities are not listed on the NASDAQ. Mr. Szwajkowski, the Company’s Chief Executive Officer, is the only director or director nominee who is not independent.
Director Nomination Procedures
Royal Financial’s board of directors assigned responsibility to the Nominating Committee to identify and select director nominees who would serve the best interests of stockholders, exercise independent judgment, and provide effective oversight of management. All Nominating Committee members are independent. The Nominating Committee recommended to the board the proposed director nominees for election at the Royal Financial Annual Meeting.

In selecting director nominees, the Nominating Committee evaluates the board’s current composition with the goal of providing an appropriate and diverse range of experience, knowledge, judgment, and perspective to meet the perceived needs of Royal Financial. Qualified incumbent directors generally have seasoned judgment gained through experience, are uniquely positioned to exercise meaningful oversight of management, and provide leadership continuity for the benefit of Royal Financial and its stockholders. Therefore, the Nominating Committee generally considers as potential nominees incumbent directors who express interest in continued service, have satisfied performance expectations (including, but not limited to, regular attendance at, preparation for, and meaningful participation in board and committee meetings), and are likely to continue to facilitate the board’s fulfillment of its responsibilities.
Under its policies, the Nominating Committee also considers the following in selecting the proposed nominee slate:
•	A majority of directors should be “independent” in the opinion of the Board as determined in accordance with NASDAQ standards;
•	At least three members of the board must satisfy the heightened standards of independence for Audit Committee members; and
•	The board should have at least one member who satisfies the criteria to be designated by the board as an “audit committee financial expert.”
The board recognizes the following characteristics and skills as minimum qualifications for any potential director candidate:
•	Highest personal and professional ethics and integrity;
•	Commitment to Royal Financial’s values;
•	Ability and willingness to devote sufficient time and attention to fulfilling board duties and responsibilities;
•	Relevant business, professional or managerial skills and experience;
•	Maturity and wisdom;
•	Communication, leadership and team-building skills;
•	Comprehension of Royal Financial’s business plans and strategies;
•	Financial sophistication;
•	Ability to assist in the formulation of business strategies and to monitor and guide expectations;
•	Ability and willingness to exercise independent judgment and express tough opinions;
•	Collegial personality (i.e., constructive and able to challenge, ask questions and assess responses);
•	Good health and mental alertness; and
•	Alignment of personal interests with long-term interests of stockholders.
Stockholder Director Nominee Recommendations. It is generally the policy of the Nominating Committee to consider stockholder recommendations of proposed director nominees if such recommendations are serious and timely received. To be timely, recommendations must be received in writing at the principal executive offices of Royal Financial, addressed to the Secretary or the Nominating Committee, at least 120 days prior to the anniversary date of mailing of Royal Financial’s proxy statement for the prior year’s annual meeting. See “Stockholder Proposals for Next Year – Royal Financial.” In addition, any stockholder director nominee recommendation must include the following information:
•	The proposed nominee’s name, age, business and residence address, qualifications and the reason for such recommendation;
•	The name, age and residence and business addresses of the stockholder(s) proposing such nominee;
•	The number of shares of stock of Royal Financial which are beneficially owned by such stockholder(s);

•
A representation that the stockholder is a holder of record of Royal Financial’s stock, entitled to vote at the Royal Financial Annual Meeting, and that he intends to personally appear in person or by proxy at the Royal Financial Annual Meeting to nominate such person;

•	A description of any financial or other arrangement, relationship or understanding between the stockholder(s) and such nominee or between the stockholder(s), nominee and any other person(s);
•	Such other information as would be required to be included in Royal Financial’s proxy statement about the stockholder and the nominee; and
•	The consent of such nominee to serve as a director of Royal Financial if elected.
Board Meetings
The board of directors of Royal Financial holds regular meetings on a quarterly basis, interim meetings on a monthly basis, and special meetings as needed. There were four regular meetings, eight interim meetings, and three special meetings of the board of directors of Royal Financial held during the fiscal year ended June 30, 2021. During fiscal year 2021, every director attended at least 75% of meetings of the board and of board committees on which the director served.
Board Committees
Royal Financial’s board of directors currently has three standing committees: Compensation Committee; Nominating Committee; and Audit Committee. A brief description of the duties and responsibilities of each committee follows:
Compensation Committee. The Compensation Committee reviews the performance of the Chief Executive Officer; reviews and recommends the compensation of Royal Financial’s officers, including the Chief Executive Officer; recommends stock option grants, restricted stock and other awards to management under Royal Financial’s 2018 Equity Incentive Plan; reviews and recommends compensation programs including stock option grants, 401(k) contributions, investment funds, and annual bonuses; reviews and recommends director compensation; advises the Chief Executive Officer on miscellaneous compensation issues; advises the board and management on management succession plans; and advises and assists management on compensation policies.
The current members of the Compensation Committee are Messrs. Hupe (Chairman), Fitch and McLaren. All members are “independent” as that term is defined in the rules of the NASDAQ Stock Exchange. The Compensation Committee met five times in fiscal 2021.
Nominating Committee. The Nominating Committee evaluates and oversees Royal Financial’s corporate governance policies and practices; determines criteria for the selection and qualification of the board members; proposes annually to the board nominees for election as directors by stockholders at each annual meeting; recommends to the board nominees to fill vacancies on the board which occur between annual meetings; evaluates at least annually every board member’s independence and makes recommendations as appropriate; and makes recommendations regarding director orientation and continuing education.
The current members of the Nominating Committee are Messrs. Timyan (Chairman), Fitch and Youman. All members are “independent” as that term is defined in the rules of the NASDAQ Stock Exchange. The Nominating Committee met twice in fiscal 2021.
Audit Committee. The Audit Committee supervises Royal Financial’s accounting, reporting and financial control practices; reviews the quality and integrity of Royal Financial’s financial information and reporting functions, the adequacy and effectiveness of Royal Financial’s system of internal accounting and financial controls, and the independent audit process; reviews annually the qualifications of the Independent Auditor; and recommends annually to the board a public accounting firm to be selected as the independent auditor. The independent auditor is a public accounting firm selected by the board of directors (and ratified by the stockholders) to audit Royal Financial’s financial statements and express an opinion as to their conformity with generally accepted accounting principles.
The current members of the Audit Committee are Messrs. Dempsey (Chairman), McLaren and Timyan. All members are “independent” as that term is defined in the rules of the NASDAQ Stock Exchange. All members also satisfy the heightened independence standards promulgated by the SEC. The board of directors has determined that Mr. Dempsey, one of the Audit Committee’s independent members, is an “audit committee financial expert” as that term is defined in SEC rules. The Audit Committee met ten times in fiscal 2021.
Stockholder Communications with Directors
Stockholders who have questions or concerns regarding Royal Financial may contact Royal Financial’s Chairman, James A. Fitch, Jr., by telephone at 941-962-6700; contact its Chief Executive Officer and President, Leonard Szwajkowski, by telephone at 773-382-2111; or visit Royal Financial’s website at www.royal-bank.us. Any stockholder who wishes to communicate directly with the board of directors may address written correspondence to the board, any board committee, or any one (or more) director(s) in care of the Secretary of Royal Financial at: Royal Financial, Inc., ATTN: Corporate Secretary, 9226 S. Commercial Ave., Chicago, IL 60617. Royal Financial’s policy is to forward written communications received from stockholders to the appropriate directors.
The board of directors encourages directors to attend Royal Financial’s Annual Meeting of Stockholders each year. It is expected that a majority of the current members of the board will attend the Royal Financial Annual Meeting.
Executive Officers Who Are Not Directors
The following table sets forth certain information with respect to current executive officers of Royal Financial who are not also directors of Royal Financial. All executive officers of Royal Financial are elected annually by the board of directors and serve at the discretion of the board of directors.
Name	Age	Position with Royal Financial and Principal Occupation During the Past Five Years	Position
Andrew Morua	60
Mr. Morua has served as SVP and Chief Lending Officer at Royal Savings Bank since July 2003. He has served as the Assistant Secretary since September 2012 and previously served as Secretary of Royal Financial and Royal Savings Bank from August 2004 through April 2012. He served as Interim President of Royal Financial and Royal Savings Bank from June 18, 2007, until October 4, 2007. He was also the Regional Vice President of Advance Bank in Chicago from 1999-2003.
			Senior Vice President and Chief Lending Officer

Toni Gonzalez	40
Ms. Gonzalez has served as SVP, Chief Operations Officer since February 2020, and previously served as SVP of Operations and Information Technology since 2010; she also serves as BSA Officer and Co-Compliance Officer. Ms. Gonzalez joined Royal Savings Bank in 2001 in Operations and Retail Management, serving as Branch Manager from 2006-2009 and Bank Operations from 2009 to Present.
			Senior Vice President and Chief Operations Officer

Richard Nichols	48
Mr. Nichols has served as SVP and Commercial Banking Group Manager at Royal Savings Bank since August 2016. He previously served as Vice President of Lending from August 2005 to August 2016. During that time he held additional positions including Credit Manager from June 2014 to February 2016, and Special Assets Manager from March 2009 to March 2012. Prior to joining Royal Savings Bank Mr. Nichols held various business banking positions for Pullman Bank and Trust in Naperville, IL from 2001-2005.
			Senior Vice President and Commercial Loan Officer

Name	Age	Position with Royal Financial and Principal Occupation During the Past Five Years	Position
Colleen Thomiszer	30
Ms. Thomiszer has served as SVP and Chief Financial Officer since February 2020 and previously served as Accounting Officer and Controller since December 2017; she joined Royal Savings Bank in 2014 as a Staff Accountant. Ms. Thomiszer also has served as the Secretary of Royal Financial since June 2018; previously served as Recording Secretary from October 2014 through June 2018. Ms. Thomiszer graduated from Saint Xavier University in 2014 with a Bachelor’s in Business Administration with core concentrations in Accounting and Finance.
			Senior Vice President and Chief Financial Officer

Executive Compensation
Summary Compensation Table
The following table summarizes the compensation earned from Royal Financial and its subsidiaries for services rendered in all capacities during the fiscal years ended June 30, 2021 and 2020 by the persons who held the positions of (i) President and Chief Executive Officer, (ii) Senior Vice President and Chief Lending Officer, (iii) Senior Vice President and Commercial Loan Officer, (iv) Senior Vice President and Chief Operations Officer, and (v) Senior Vice President and Chief Financial Officer, as well as Corporate Secretary (Royal Financial’s “Named Executive Officers”) during the 2021 fiscal year.
Summary Compensation Table as of June 30, 2021 and June 30, 2020
Name and Principal Position During Fiscal Year 2021	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Stock Options ($)(3)	All Other Compensation ($)	Total ($)
Leonard Szwajkowski President, Chief Executive Officer	2021	303,200	27,288	40,950	23,132	40,133(4)	$434,702
	2020	294,400	35,328	34,775	23,132	38,961(5)	$426,596
Andrew Morua Senior Vice President, Chief Lending Officer	2021	195,800	23,496	20,453	12,576	10,682(6)	$263,007
	2020	191,600	22,992	16,958	12,576	10,830(6)	$254,955
Richard Nichols Senior Vice President, Commercial Loan Officer and Group Manager	2021	183,900	36,780	20,453	11,268	13,729(6)	$266,130
	2020	168,100	20,172	16,958	11,268	13,187(6)	$229,684
Toni Gonzalez Senior Vice President, Chief Operations Officer	2021	153,500	30,700	20,336	11,268	2,479(6)	$218,283
	2020	148,400	17,808	16,958	11,268	675(6)	$195,109
Colleen Thomiszer Senior Vice President, Chief Financial Officer	2021	144,900	21,735	28,682	8,683	7,746(6)	$211,745
	2020	129,400	15,528	27,983	8,683	3,783(6)	$185,377
(1)
Stock awards represent the taxable value of the vested portion of stock awards as of the vesting date in the respective fiscal year for stock awards granted in previous years. There were 26,400 grants issued in fiscal 2019 as of December 15, 2018 at $14.30 per share, 8,800 grants issued in fiscal year 2020 as of August 21, 2019 at $15.75 per share, and 7,000 grants issued in fiscal year 2021 as of July 13, 2021 at $11.65 per share.

(2)	An adjustment was made to the 2019 Compensation Stock Awards to record the stock awards issued as of June 30, 2019.
(3)
There were 38,600 stock options granted in fiscal 2019 as of December 15, 2018 with an expense per share of $4.57. Stock options were granted to officers in fiscal 2016 on July 21, 2015. Amounts in column represent the dollar amount of expense recognized on vested option awards for consolidated financial statement reporting purposes in accordance with ASC 718, without regard to discounts for estimated forfeitures.

(4)	Represents Royal Financial 401(k) match benefit of $11,345, director’s fees of $24,000 and an automobile allowance of $4,788.
(5)	Represents Royal Financial 401(k) match benefit of $10,416, director’s fees of $24,000 and an automobile allowance of $4,545.
(6)	Represents Royal Financial 401(k) match benefit and an automobile allowance.

Outstanding Equity Awards at Fiscal Year End
The following table summarizes for each Named Executive Officer the number of shares of Royal Financial common stock subject to outstanding equity awards and the value of such awards that were unexercised or that have not vested at June 30, 2021.
Outstanding 2005 Equity Plan Awards as of June 30, 2021
Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Leonard Szwajkowski	—	—	8.82	07/21/25	—	—
Andrew Morua	—	—	8.82	07/21/25	—	—
Toni Gonzalez	—	—	8.82	07/21/25	—	—
Richard Nichols	—	—	8.82	07/21/25	—	—
Colleen Thomiszer	—	—	—	—	—	—
(1)	Stock options were granted during fiscal 2016 to the Named Executive Officers on July 21, 2015 under the 2005 Stock Option plan. All options vested on July 21, 2020 and have been exercised.
Outstanding 2018 Equity Incentive Plan Awards as of June 30, 2021
Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(2)
Leonard Szwajkowski	—	5,000	14.30	12/15/28	4,760	$94,010
Andrew Morua	—	3,500	14.30	12/15/28	1,930	$38,118
Toni Gonzalez	—	3,500	14.30	12/15/28	2,290	$45,228
Richard Nichols	—	3,500	14.30	12/15/28	2,230	$44,043
Colleen Thomiszer	—	3,800	14.30	12/15/28	2,660	$52,535
(1)	Stock options were granted during fiscal 2019 to the Named Executive Officers on December 15, 2018 under the 2018 Equity Incentive plan.
(2)
Stock awards represent the taxable value of the vested portion of stock awards as of the vesting date in the respective fiscal year for stock awards granted in previous years. The market value as of June 30, 2021 was $19.75 per share.

Employment Agreements
Royal Financial published all employment agreements in its 2019 proxy statement which can be viewed online at www.royal-bank.us. Each contract has a staggered expiration period with one year renewable terms and a ninety day non-renewal notice period. The following table summarizes all the employment agreements with Royal Financial.
Summary of Executive Employment Agreements as of June 30, 2021
Name and Principal Position During Fiscal Year 2020	Date of Contract	Expiration Date of Contract	Discharge without Cause	Change in Control
Leonard Szwajkowski President, Chief Executive Officer	11/20/2018	06/30/2022	1.5 Years	3 Years
Andrew Morua Senior Vice President, Chief Lending Officer	11/20/2018	03/31/2022	1 Year	2 Years
Richard Nichols Senior Vice President, Commercial Loan Officer and Group Manager	11/20/2018	09/30/2022	1 Year	2 Years
Toni Gonzalez Senior Vice President, Chief Operations Officer	11/20/2018	03/31/2022	1 Year	2 Years
Colleen Thomiszer Senior Vice President, Chief Financial Officer	11/20/2018	09/30/2022	1 Year	1 Year
401(k) Plan
Royal Financial established a 401(k) Plan to provide eligible employees with a retirement savings benefit. Generally, all employees of Royal Financial and the Royal Bank (including officers) over the age of 18 are eligible to participate in the 401(k) Plan upon completion of ninety days of service. Employees may elect to make contributions or deferrals on a pre-tax basis or after-tax basis (Roth Contributions) to the 401(k) Plan. Royal Financial provides a safe harbor matching contribution to the 401(k) Plan. The 401(k) Plan is subject to certain requirements of the Code and the Employment Retirement Income Security Act (ERISA).
Severance Benefits Plan
Effective September 23, 2008, Royal Financial adopted a Severance Benefits Plan to provide eligible employees with income in the event of termination. Generally, all regular full-time and part-time employees of Royal Financial and the Royal Bank (including officers) are eligible for benefits under the plan in the event they are terminated by Royal Financial or Royal Bank for reasons other than for misconduct or unsatisfactory performance below applicable acceptable standards. Among other benefits, the plan provides for the payment of one week’s salary or average earnings per full year of service with Royal Financial or Royal Bank for terminated eligible employees who are classified as “non-exempt” for payroll purposes and two weeks’ salary or average earnings per full year of service for terminated eligible employees who are classified as “exempt” for payroll purposes. The plan provides for a minimum benefit of two weeks of severance pay and a maximum benefit of 26 weeks of severance pay. However, the severance benefit may be reduced or cancelled in certain circumstances. The plan is subject to certain requirements of ERISA.

Director Compensation
Through its director compensation practices, Royal Financial seeks to enhance its ability to attract and retain directors that meet Royal Financial’s director qualification criteria as discussed under “Director Nomination Procedures.” The Nominating Committee annually reviews and recommends to the board of directors the compensation to be paid to directors for their service to Royal Financial and its stockholders.
The following table reports the fees paid and options awarded to Royal Financial’s current and former directors who are not Named Executive Officers during fiscal 2021. The compensation of directors who are Named Executive Officers is reported elsewhere in this joint proxy statement/prospectus.
Director Compensation as of June 30, 2021
Name	Fees earned or paid in cash ($)	Stock Awards(1)(2) ($)	Option Awards(3) ($)	All Other Compensation ($)(4)	Total ($)
John T. Dempsey	24,000	9,946	12,741	—	$46,687
James A. Fitch, Jr.	24,000	19,426	23,132	5,000	$71,558
Roger Hupe	24,000	9,946	12,741	—	$46,687
C. Michael McLaren	24,000	9,946	12,741	—	$46,687
Philip J. Timyan	24,000	9,946	12,741	—	$46,687
Robert W. Youman	24,000	9,946	6,855	—	$40,801
(1)	During fiscal year 2019, 14,000 stock awards were granted as of December 15, 2018 at a value of $14.30 per share.
(2)	During fiscal year 2021, 3,730 stock awards were granted as of July 13, 2020 at a value of $11.65 per share.
(3)
During fiscal year 2019, 40,000 stock options were granted on December 15, 2018 at an expense of $4.57 per share. Stock options were granted to directors on July 21, 2015. Amounts in column represent the dollar amount of expense recognized on vested option awards for consolidated financial statement reporting purposes in accordance with ASC 718, without regard to discounts for estimated forfeitures.

(4)	During fiscal year 2021, a discretionary monetary bonus was issued to Mr. Fitch.
The following are the option awards from the 2005 Stock Option Plan outstanding for each Director listed below as of June 30, 2021. There are no unvested stock awards from the 2005 Plan.
Outstanding 2005 Equity Incentive Plan Awards as of June 30, 2021
Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
John T. Dempsey	9,000	—	8.82	07/21/25	—	—
James A. Fitch, Jr.	17,900	—	8.82	07/21/25	—	—
Roger Hupe	9,000	—	8.82	07/21/25	—	—
C. Michael McLaren	9,000	—	8.82	07/21/25	__	__
Philip J. Timyan	9,000	—	8.82	07/21/25	__	__
Robert W. Youman	—	—	—	—	—	—
(1)	Stock options were granted during fiscal 2016 to directors on July 21, 2015 under the 2005 Stock Option plan.

The following are the option awards from the 2018 Equity Incentive Plan outstanding for each director listed below as of June 30, 2021. The 2018 Equity Incentive Plan was published in Royal Financial’s 2019 proxy statement and is available for viewing at www.royal-bank.us.
Outstanding 2018 Equity Incentive Plan Awards as of June 30, 2021
Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)(2)	Market Value of Shares or Units of Stock that have not Vested ($)(3)
John T. Dempsey	3,000	3,000	14.30	12/15/28	1,550	$30,613
James A. Fitch, Jr.	5,000	5,000	14.30	12/15/28	2,980	$58,855
Roger Hupe	3,000	3,000	14.30	12/15/28	1,550	$30,613
C. Michael McLaren	3,000	3,000	14.30	12/15/28	1,550	$30,613
Philip J. Timyan	3,000	3,000	14.30	12/15/28	1,550	$30,613
Robert W. Youman	3,000	3,000	14.30	12/15/28	1,550	$30,613
(1)	Stock options were granted during fiscal 2019 to directors on December 15, 2018 under the 2018 Equity Incentive Plan.
(2)	Stock awards were granted during fiscal 2019 on December 15, 2018 and during fiscal year 2021 on July 13, 2020 under the 2018 Equity Incentive Plan.
(3)	Market Value of $19.75 as of June 30, 2021.
For the fiscal year ended June 30, 2021, each director of Royal Financial received a cash retainer fee of $2,000 per month. The cash retainer for the fiscal year ended June 30, 2022 is planned to be $2,250 per month. No additional compensation is paid for attendance at any of Royal Financial’s other regular board committee meetings.
Each of the directors of Royal Financial is also a director of Royal Bank. Directors do not receive additional compensation for serving on Royal Bank’s board of directors or any committee thereof. Total cash fees paid to all members of Royal Financial’s board of directors for service as a director in fiscal 2021 was $168,000.
The directors are also eligible to participate in and receive awards under the 2018 Equity and Incentive Plan.
Ratification of Independent Auditor (Item 3 on the Royal Financial Proxy Card)
General
Royal Financial’s independent auditor for the fiscal year ended June 30, 2021, was Crowe LLP. Royal Financial’s Audit Committee has selected Crowe to serve as Royal Financial’s independent auditor for the fiscal year ending June 30, 2022, and recommends Royal Financial’s stockholders ratify the selection at the Royal Financial Annual Meeting. Although the selection of the independent auditor is the responsibility of the Audit Committee by law, the board of directors provides stockholders the opportunity to express their view concerning such appointment by voting on this non-binding ratification proposal.
Royal Financial has been advised by Crowe that neither the firm nor any of its associates has any relationship with Royal Financial or its subsidiaries other than the usual relationship that exists between independent public accountants and clients. Crowe will have representatives at the Royal Financial Annual Meeting who will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from stockholders.
Audit Fees
The aggregate amounts of the fees billed or to be billed by Crowe for professional services rendered for the audit of Royal Financial’s annual financial statements for the fiscal years ended June 30, 2021 and 2020, were $61,250 and $59,750, respectively.

Tax Fees
Tax fees include fees for tax compliance services, including preparation of tax returns, amended returns, carryback claims, tax return preparation advice and tax planning services. Aggregate fees for tax services were $14,000 in fiscal 2021 and $13,700 in fiscal 2020.
The Audit Committee considered whether the provision of the non-audit services by Crowe in fiscal 2021 was compatible with maintaining the independence of Crowe and in evaluating whether to appoint Crowe to perform the audit of Royal Financial’s financial statements for the fiscal year ending June 30, 2022. The full Audit Committee considers any proposed engagement of the independent public accountants to render audit or permissible non-audit services for preapproval. All of the services provided by the independent public accountants in fiscal 2021 were preapproved by the Audit Committee.
Recommendation of the Royal Financial Board of Directors
The Royal Financial board of directors recommends that Royal Financial’s stockholders vote “FOR” the ratification of the appointment of Crowe LLP as independent auditor for the fiscal year ending June 30, 2022.
Adjournment of the Royal Financial Annual Meeting (Item 4 on the Royal Financial Proxy Card)
The stockholders of Royal Financial also are being asked to approve a proposal to adjourn or postpone the Royal Financial Annual Meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.
It is rare for a company to achieve 100% (or even 90%) stockholder participation at an annual or special meeting of stockholders, and only a majority of the voting power of the outstanding shares of Royal Financial’s common stock is required to be represented at the Royal Financial Annual Meeting, in person or by proxy, for a quorum to be present. In the event that stockholder participation at the Royal Financial Annual Meeting is lower than expected, Royal Financial would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader stockholder participation. If Royal Financial desires to adjourn the meeting, Royal Financial will request a motion that the meeting be adjourned, and delay the vote on the Merger Agreement proposal described herein until the Royal Financial Annual Meeting is reconvened. If Royal Financial adjourns the meeting to a date not later than 60 days following its record date of October 27, 2021, Royal Financial will not set a new record date and will announce prior to adjournment the date, time, and location at which the Royal Financial Annual Meeting will be reconvened. No other notice will be provided. Unless revoked prior to its use, any proxy solicited for the Royal Financial Annual Meeting will continue to be valid for any adjourned or postponed meeting, and will be voted in accordance with the stockholder’s instructions and, if no contrary instructions are given, for the Merger Agreement proposal.
Any adjournment will permit Royal Financial to solicit additional proxies and will permit a greater expression of the views of Royal Financial’s stockholders with respect to the merger. Such an adjournment would be disadvantageous to stockholders who are against the proposal to approve the Merger Agreement because an adjournment will give Royal Financial additional time to solicit favorable votes and increase the chances of approving that proposal. Royal Financial has no reason to believe that an adjournment of the Royal Financial Annual Meeting will be necessary at this time.
Royal Financial’s board of directors recommends that stockholders vote “FOR” the proposal to adjourn or postpone the annual meeting, if necessary.

ADDITIONAL INFORMATION ABOUT ROYAL FINANCIAL
General
Royal Financial was incorporated under the laws of the State of Delaware on September 15, 2004 for the purpose of serving as the holding company of Royal Bank as part of Royal Bank’s conversion from a mutual to stock form of organization, which was completed on January 20, 2005. Royal Bank was founded in 1887 as Royal Savings and Loan Association and is a community and customer-oriented savings bank organized under the laws of the State of Illinois. Royal Bank is engaged in the business of retail banking, with operations conducted through its main office located in Chicago, Illinois and eight branch offices also located in the surrounding Chicago-land area.
Royal Bank’s business consists of attracting deposits from the general public and using those funds to originate one- to four-family residential loans, commercial real estate loans, multi-family real estate loans, consumer loans, and to a lesser extent, commercial loans and leases. Royal Bank also maintains an investment portfolio for earnings and liquidity purposes.
Employees
As of June 30, 2021, Royal Bank employed 53 persons on a full-time basis and 26 persons on a part-time basis. Royal Bank’s employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent. Royal Financial, as the holding company of Royal Bank, has five employees, Leonard Szwajkowski, its President and Chief Executive Officer; Colleen Thomiszer, its Senior Vice President and Chief Financial Officer; Toni Gonzalez, its Senior Vice President and Chief Operating Officer; Andrew Morua, its Senior Vice President and Chief Lending Officer; and Richard Nichols, its Senior Vice President and Commercial Loan Officer and Group Manager.
Properties
Royal Bank has seven branches in Chicago, a branch in Niles, and a branch in Westmont, Illinois and loan production offices in Homewood and St. Charles, Illinois. The total net book value of Royal Financial’s premises and equipment at June 30, 2021, was $15,411,588.
Legal Proceedings
There are no material pending legal proceedings to which Royal Financial or Royal Bank is a party or to which any of their property is subject.
Market Price and Dividend Information and Related Stockholder Matters
As of October 27, 2021 (which is the record date for the Royal Financial Annual Meeting), Royal Financial’s authorized capital stock consisted of 5,000,000 shares of common stock, $0.01 par value per share, of which 2,567,573 shares were issued and outstanding, and 1,000,000 shares of preferred stock, $0.01 par value per share, none of which were issued and outstanding. Royal Financial common stock is quoted on the OTCQX under the symbol “RYFL.” On October 27, 2021, the closing price for the Royal Financial common stock was $19.46. There were approximately 71 record holders of Royal Financial common stock on October 27, 2021. Certain shares of Royal Financial common stock are held in “street” name and, accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.
No dividends were declared or paid by Royal Financial on its common stock during any quarterly period, or portion thereof, since January 1, 2016. Royal Financial has no formal dividend policy. Federal regulations governing Royal Bank’s capital requirements affect the amount of dividends Royal Bank may pay to Royal Financial. Generally, the timing and amount of future dividends on Royal Financial shares will depend on earnings, cash requirements, Royal Financial’s and Royal Bank’s financial condition, applicable government regulations, and other factors that the Royal Financial board of directors deems relevant.
As a Delaware corporation, Royal Financial is subject to the limitations of the DGCL, which allow corporations to pay dividends only out of their surplus (as defined and computed in accordance with the provisions of the DGCL) or, if the corporation has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The following table presents, for the periods indicated, the high and low sales prices per share of Royal Financial common stock as reported on the OTCQX. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
	High	Low
Fiscal Year 2022
Quarter ended December 31, 2021 (through October 29, 2021)	$19.50	$18.75
Quarter ended September 30, 2021	19.75	18.62

Fiscal Year 2021
Quarter ended June 30, 2021	$19.75	$16.65
Quarter ended March 31, 2021	18.95	14.15
Quarter ended December 31, 2020	19.00	11.80
Quarter ended September 30, 2020	19.00	11.20

Fiscal Year 2020
Quarter ended June 30, 2020	$18.95	$11.32
Quarter ended March 31, 2020	19.00	11.00
Quarter ended December 31, 2019	18.95	15.77
Quarter ended September 30, 2019	19.00	15.45
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Royal Financial, Inc.
This discussion and analysis reviews Royal Financial’s consolidated financial statements and is intended to enhance your understanding of Royal Financial’s financial condition and results of operations. You should read the information in this section in conjunction with Royal Financial’s audited consolidated financial statements and the related notes included in this joint proxy statement/prospectus. The preparation of financial statements involves the application of accounting policies relevant to the business of Royal Financial. Certain of Royal Financial’s accounting policies are important to the portrayal of its financial condition, since they require management to make difficult, complex, or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.
General
The accompanying consolidated financial statements include the accounts of Royal Financial and its wholly owned subsidiary, Royal Bank. Royal Bank has one wholly-owned subsidiary that holds other real estate owned. All significant intercompany transactions and balances are eliminated in consolidation.
The primary business of Royal Financial is the ownership of Royal Bank. Through Royal Bank, Royal Financial is engaged in the business of retail banking, with operations conducted through its seven branches in Chicago, a branch in Niles, and a branch in Westmont, Illinois and loan production offices in Homewood and St. Charles, Illinois.
Royal Bank is engaged in the business of general commercial and retail banking. Royal Bank offers a variety of deposit products including checking, savings, money market, and time deposit accounts. Royal Bank conducts lending activities in the residential and commercial mortgage markets, in the general commercial market and in the consumer installment marketplace. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. Royal Bank’s lending activities are conducted with customers in a wide variety of industries, as well as with individuals with a wide variety of credit requirements. Credit risk, as it relates to Royal Bank’s business activities, tends to be geographically concentrated within Chicago, Illinois, and its surrounding communities, including northwest Indiana. Although Royal Bank has a diversified portfolio, exposure to credit loss may be adversely impacted by downturns in local economic and employment conditions and real estate values.
Overview
Royal Financial’s results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income Royal Financial earns on its interest-earning assets, consisting primarily of loans, investment securities, Federal Home Loan Bank stock and other interest-earning assets (primarily cash and cash equivalents), and the interest Royal Financial pays on its interest-bearing liabilities, consisting of savings accounts, time deposits, money market deposit accounts and Federal Home Loan Bank borrowings, and notes payable. Royal Financial’s results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service charges on deposit accounts, gains and losses on the sale of securities and miscellaneous other income, including income on rental properties. Non-interest expense currently consists primarily of salaries and employee benefits, occupancy, data processing, professional services, directors’ fees, and other operating expenses. Royal Financial’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.
During fiscal 2021, Royal Financial’s assets increased $99.6 million with an increase in loans of $103.6 million, primarily funded by increases in total deposits of $93.0 million and increases in stockholders’ equity of $5.3 million, offset by decreases in cash and cash equivalents of $1.9 million and the deferred tax asset of $1.5 million.
Royal Financial had net income of $5.2 million for the year ended June 30, 2021 compared to net income of $2.0 million for the year ended June 30, 2020. The increase in net income was primarily due to an increase in net interest income of $3.0 million, a decrease in the loan loss provision of $1.3 million, offset by a decrease in non-interest income of $794,000, an increase in non-interest expense of $118,000, and an increase in income tax expense of $268,000.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, including statements regarding Royal Financial’s strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, future operations, market position, financial position, and prospects, plans and objectives of management. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, can generally be identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Royal Financial’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ materially from those predicted in such forward-looking statements. Factors that could have a material adverse effect on the operations and future prospects of Royal Financial and Royal Bank include, but are not limited to, fluctuations in market rates of interest and loan and deposit pricing in Royal Financial’s market areas; deterioration in asset quality due to an economic downturn in the greater Chicago metropolitan area; the economic health of the local real estate markets; legislative or regulatory changes, changes in monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; adverse developments in Royal Financial’s loan or investment portfolios; slower than anticipated growth of Royal Financial’s business or unanticipated business declines; higher than expected operational costs; demand for loan products; deposit flows; competition and changes in accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.
Critical Accounting Policies and Estimates
The accounting and financial reporting policies of Royal Financial are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. Critical accounting estimates are those estimates that management believes are the most important to our financial position and results of operations. Future changes in information may impact these estimates, assumptions, and judgments, which may have a material effect on the amounts reported in the financial statements.

Fair Value of Securities: The fair values of securities are based on quoted prices obtained from third-party pricing services or dealer markets participants where a ready market for such securities exists. In the absence of quoted prices or where a market for the security does not exist, management judgement and estimation is used, which may include modeling-based techniques. The use of different judgements and estimates to determine the fair value of securities could result in a different fair value estimate. On a quarterly basis, the Company assesses securities with unrealized losses to determine whether impairment has occurred. In evaluating impairment, management considers many factors, including the severity of the impairment, the financial condition, and near-term prospects of the issuer, including external credit ratings and recent downgrades for debt securities, intent to hold the security until its value recovers, and the likelihood that the Company would be required to sell the securities before a recovery in value, which may be at maturity. If there is an unrealized loss on a security that is deemed to be a credit-related impairment, it is recorded as an allowance through a charge to expense through noninterest expense, limited to the difference between amortized cost and fair value. If there is an unrealized loss on a security that is not deemed to be a credit-related impairment, it is recorded through other comprehensive income (loss). The determination of impairment is subjective and different judgements and assumptions could affect the timing and amount of loss realization.
Allowance for Loan Losses: We maintain the allowance for loan losses, or allowance, at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Determining the allowance is considered a critical accounting estimate because it requires significant judgement and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses based on risk characteristics of loans and consideration of other qualitative factors, all of which may be susceptible to significant change. In addition, events that are not within our control, such as changes in economic factors, could change subsequent to the reporting date and could cause the allowance to be overstated or understated. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for credit losses charged to earnings, which increases the allowance. In determining the provision for credit losses, management monitors fluctuations in the allowance for loan losses resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions.
For further information regarding our allowance for loan losses see Note 1and Note 4 in our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
Valuation of Deferred Tax Assets: We recognize deferred tax assets and liabilities for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under GAAP and their respective tax basis, and for net operating loss carryforwards. We evaluate the recoverability of its deferred tax assets at each year-end, weighing all positive and negative evidence, and establishes or maintains a valuation allowance for these assets if it is determined that it is more likely than not that some or all of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which the evidence can be objectively verified. If negative evidence exists, positive evidence of greater weight is necessary to supports a conclusion that a valuation allowance is not needed.
The framework for assessing the recoverability of deferred tax assets requires all evidence available to be weighed, including: (1) the sustainability of recent profitability required to realize the deferred tax assets; (2) the cumulative net income or losses in the consolidated statements of operations in recent years; (3) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and (4) the carryforward periods for net operating losses.
For further information regarding our deferred tax assets and liabilities see Note 1 and Note 12 in our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Selected Financial Data
The following tables set forth selected historical financial and other data of Royal Financial for the periods and at the dates indicated. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Royal Financial contained elsewhere herein.
	At June 30,
	2021	2020
	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$533,723	$434,115
Cash and cash equivalents	12,832	14,763
Securities available for sale	31,889	31,356
Loans receivable, net	460,366	356,735
Deposits	466,313	373,340
Federal Home Loan Bank advances	5,000	4,000
Notes payable	7,000	7,750
Total stockholders’ equity	48,114	42,814
Book value per common share	$18.74	$16.75
	Year Ended June 30,
	2021	2020
	(In thousands, except per share data)
Selected Operating Data:
Total interest income	$18,938	$17,353
Total interest expense	2,316	3,777
Net interest income	$16,622	$13,576
Provision for loan losses	500	1,761
Net interest income after provision for loan losses	$16,122	$11,815
Total non-interest income	841	1,635
Total non-interest expense	10,296	10,178
Income before provision for income taxes	$6,667	$3,272
Provision for income taxes	1,501	1,232
Net income	$5,166	$2,040
Basic earnings per share	$2.01	$0.80
Diluted earnings per share	$2.00	$0.80
	Year Ended June 30,
Key Financial Ratios	2021	2020
Performance Ratios:
Return on average assets	0.99%	0.50%
Return on average equity	11.36%	4.88%
Dividend Payout Ratio	—	—
Average equity to average total assets ratio	8.71%	10.24%
Comparison of Financial Condition at June 30, 2021 and June 30, 2020
General. Total assets increased $99.6 million, or 22.9%, to $533.7 million at June 30, 2021, from $434.1 million at June 30, 2020. The increase in assets was primarily due to an increase in loans receivable of $103.6 million, or 29.0% during the year ended June 30, 2021. Real estate loans grew by $110.8 million, or 32.2% during the year, driven by growth in all loan segments, including one-to-four family, multi-family and commercial real estate loan portfolios. Total liabilities increased $94.3 million, or 24.1% during the fiscal year, as a result of growth in the deposits of $92.9 million, or 24.9%. Total shareholder’s equity was $48.1 million, an increase of $5.3 million, or 12.4% primarily due to an increase in net income during the fiscal year.

Investment certificates of deposit. Investment certificates of deposit decreased $180,000 (26.8%), to $492,000 at June 30, 2021 from $672,000 at June 30, 2020. The decrease is the maturity of a $180,000 investment certificate of deposit.
Securities. Securities available for sale increased $533,000 (1.7%), to $31.8 million at June 30, 2021 from $31.3 million at June 30, 2020. At year-end 2021 and 2020, there were no holdings of securities of any one issuer, other than the Federal National Mortgage Association, in an amount greater than 10% of shareholders’ equity.
The following table sets forth information relating to the amortized cost and fair value of the securities portfolio, all of which are classified as available for sale.
(dollars in thousands)	At June 30,
	2021		2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:
Corporate bonds	$3,347	$3,399	$3,391	$3,476
Federal National Mortgage Association	9,844	10,000	9,950	10,227
Municipal taxable bonds	17,685	18,490	16,799	17,653
Total	$30,876	$31,889	$30,140	$31,356
The following table sets forth the amount of securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at June 30, 2021. The amounts reflect the fair value of the securities at June 30, 2021.
		Due in One Year or Less	Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years
		(dollars in thousands)
	Balance	Weighted Avg Yield	Balance	Weighted Avg Yield	Balance	Weighted Avg Yield	Balance	Weighted Avg Yield
Available for Sale
Federal National Mortgage Association	—	—%	$5,116	0.62%	—	—%	$4,884	1.29%
Municipal taxable bonds	—	—%	$9,345	1.68%	$8,166	3.08%	$979	0.49%
Corporate bonds	—	—%	$2,133	0.37%	$1,266	0.32%	$—	—%
Total Available for Sale	—	—%	$16,594	1.18%	$9,432	2.71%	$5,863	1.16%
Loans. Loans, net of allowance for loan losses, increased $103.6 million (29.0%), to $460.4 million at June 30, 2021, from $356.7 million at June 30, 2020
The following table sets forth the composition of the loan portfolio by type of loan at the dates indicated.
	June 30,
	2021		2020
	Amount	Percentage	Amount	Percentage
Real estate loans:
One- to four-family loans	$ 195,643	42.14%	$ 169,290	47.04%
Commercial real estate loans	122,212	26.33	97,201	27.01
Multi-family loans	136,576	29.42	77,148	21.44
Total real estate loans	454,431	97.89	343,639	95.49
Commercial loans	8,939	1.93	15,028	4.18
Consumer loans:
Home equity loans	32	0.01	163	0.04
Other consumer loans	822	0.17	1,056	0.29
Total consumer loans	854	0.18	1,219	0.33
Total loans	$ 464,224	100.00%	$ 359,886	100.00%
Allowance for loan losses	(3,858)		(3,151)
Loans receivable, net	$ 460,366		$ 356,735

Total loans were $464.2 million as of June 30, 2021, an increase of $104.3 million, or 28.9%, from June 30, 2020. The increase in loans was primarily due to the purchase of a single family, owner occupied adjustable-rate mortgage pool, and organic growth in the commercial real estate and multi-family loan portfolios, which was offset by prepayments in the 1-4 family portfolio.
The following table sets forth the remaining contractual maturities for the specified loan categories as of June 30, 2021:
(dollars in thousands)	One to Four Family	Commercial Real Estate	Multi-Family	Commercial	Consumer	Total Loans
Amounts Due In:
One year or less	$13,701	$24,384	$21,981	$1,073	$36	$61,175
More than one year to five years	$25,382	$72,910	$89,136	$1,623	$600	$189,651
More than five years	$156,560	$24,918	$25,459	$6,243	$218	$213,398
Total amount due	$195,643	$122,212	$136,576	$8,939	$854	$464,224
The following table sets forth the dollar amounts of loans, greater than one year in maturity, that have fixed interest rates or that have variable interest rates:
At June 30, 2021
(dollars in thousands)	Fixed-Rate	Floating or Adjustable Rate	Total
One to four family	$133,548	$48,394	$181,942
Multi-family	$101,714	$12,881	$114,595
Commercial Real Estate	$90,925	$6,903	$97,828
Commercial	$7,866	$—	$7,866
Consumer	$796	$22	$818
Total loans	$334,849	$68,200	$403,049
Nonperforming loans consist of nonaccrual loans, performing restructured accruing loans and loans 90 days or greater past due and still accruing interest. Nonperforming loans totaled $2.2 million, or 0.47% of outstanding loans, at June 30, 2021 compared to $2.5 million, or 0.69% of outstanding loans, at June 30, 2020. The following table sets forth the amounts of nonperforming assets at the dates indicated:
	June 30,
(Dollars in Thousands)	2021	2020
Non-accruing Loans:
Real estate loans:
One- to four-family loans	$1,473	$ 1,096
Commercial real estate loans	301	219
Multi family loans	—	—
Commercial loans	—	600
Consumer loans	3	16
Total non-accruing loans	$1,777	$ 1,931
Loans past due over 90 days still on accrual	$—	$73
Troubled debt restructurings	426	464
Total nonperforming loans	$2,203	$2,468
Other real estate owned	157	298
Total nonperforming assets	$2,360	$2,766
Total non-performing loans as a percentage of total loans	0.47%	0.69%
Total nonperforming assets as a percentage of total assets	0.44%	0.64%

Potential Problem Loans
Royal Financial categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Royal Financial analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a quarterly basis. Royal Financial uses the following definitions for risk ratings:
•
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

•
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Certain loans in the substandard category are classified as impaired.

•
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. Potential problem loans are assigned a grade of special mention of substandard. At June 30, 2021, the Company had $18.1 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $14.9 million at June 30, 2020.
The risk category of loans by class of loans as of June 30, 2021 and 2020 are presented in the table below. There were no loans included in the doubtful risk category as of June 30, 2021 or 2020. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
	June 30, 2021			June 30, 2020
(dollars in thousands)	Special Mention	Substandard	Total	Special Mention	Substandard	Total
Real estate loans
One-to-four family	$346	$3,034	$3,380	$2,002	$3,348	$5,350
Commercial	$12,627	$3,139	$15,766	$3,918	$6,043	$9,961
Multi-family	$1,034	$—	$1,034	$662	$649	$1,311
Commercial loans
Business loans	$56	$40	$96	$85	$688	$773
Consumer loans
Home equity loans	$—	$3	$3	$—	$16	$16
Other	$—	$—	$—	$—	$—	$—

Total	$14,063	$6,216	$20,279	$6,667	$10,744	$17,411

Allowance for Loan Losses
The following table summarizes the activity in Royal Financial’s allowance for loan losses (ALLL) for the periods indicated.
	For the Period Ended June 30,
(dollars in thousands)	2021	2020
Allowance for loan losses, beginning of period	$3,151	$2,654
Charge-offs:
Real Estate Loans
One-to-four family	173	78
Commercial	94	44
Multi-family	—	—
Commercial Loans
Business Loans	185	1,269
Consumer loans
Home Equity Loans	13	—
Other	—	17
Total charge-offs	465	1,408
Recoveries:
Real Estate Loans
One-to-four family	12	3
Commercial	—	10
Multi-family	—	6
Commercial Loans
Business Loans	651	107
Consumer loans
Home Equity Loans	—	—
Other	9	17
Total recoveries	672	143
Net (recoveries) charge-offs	(207)	1,265
Provision for loan losses	500	1,761
Allowance for loan losses, end of period	$3,858	$3,150
Net charge-offs to average loans	-0.05%	0.40%
The allowance for loan losses was $3.9 million, or 0.83% of total loans, at June 30, 2021, as compared to $3.2 million, or 0.88% of total loans, at June 30, 2020. The following table sets forth information concerning the allocation of the allowance for loan losses by loan category at the dates indicated. In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future. To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect the earnings or financial position in future periods.
The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes that the loan balance is not fully collectable. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

The general component covers non impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio class and is based on the actual loss history experienced by the Company over the most recent 12 quarters. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio class. These economic factors include consideration of the following:
•	levels of trends in delinquencies and impaired loans;
•	levels of and trends in charge-offs and recoveries;
•	trends in volume and terms of loans
•	effects of any changes in risk selection and underwriting standards;
•	other changes in lending policies, procedures, and practices;
•	experience, ability, and depth of lending management and other relevant staff;
•	national and local economic trends and conditions
•	industry conditions; and
•	effects of changes in credit concentrations.
To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect our earnings or financial position in future periods.
The following table sets forth the allocation of the allowance for loan losses as of the dates presented and the percentage of loans in each category to total loans. The purpose of this allocation is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses:
	June 30, 2021		June 30, 2020
(dollars in thousands)	Balance	% of Total Loans	Balance	% of Total Loans
Real Estate Loans
One-to-four family	$1,109	42.14%	$1,183	47.04%
Commercial	1,820	26.33%	1,381	27.01%
Multi-family	827	29.42%	440	21.44%
Commercial Loans
Business Loans	83	1.93%	129	4.18%
Consumer loans
Home Equity Loans	2	0.01%	1	0.04%
Other	17	0.17%	17	0.29%
Total	$3,858	100.0%	$3,151	100.0%
Deposits. Total deposits increased $93.0 million (24.9%), to $466.3 million at June 30, 2021 from $373.3 million at June 30, 2020. The increase was primarily related to the addition of $60.0 million in brokered certificates of deposits and organic increases money market accounts savings accounts, NOW accounts, and in non-interest checking accounts, offset by certificate of deposit maturities and retirement account roll-offs. As of June 30, 2021, the $60 million of brokered deposits have $10.0 million blocked laddered annual maturities. $10.0 million matured in July of 2021. The remaining $50.0 million mature over the next five years and have a weighted average rate of 0.47%.

The following table sets forth the average balance and rates paid on deposits for the periods indicated:
	June 30, 2021		June 30, 2020
(dollars in thousands)	Average Balance	Rate	Average Balance	Rate
Noninterest bearing deposits	$76,351	—%	$51,857	—%
Interest-bearing deposits:
NOW Accounts	$14,534	0.01%	$12,677	0.09%
Money Market Checking	$55,002	0.18%	$59,800	1.24%
Savings	$104,014	0.04%	$90,544	0.11%
Time deposits	$209,733	0.93%	$136,059	1.85%
Total	$459,634		$350,937
As of June 30, 2021, the aggregate amount of outstanding time certificates of deposit at Royal Bank in amounts greater than or equal to $100,000, was approximately $156.7 million. The following table presents the maturity of these time certificates of deposit at such dates.
June 30, 2021
(In thousands)
3 months or less	$20,791
Over 3 months through 6 months	9,820
Over 6 months through 12 months	104,151
Over 12 months	22,031
$156,793
Borrowings. As of June 30, 2021, Royal Financial has Federal Home Loan Bank advances of $5.0 million, increasing $1.0 million from $4.0 million as of June 30, 2020. The advance outstanding as of June 30, 2021 had a 0% interest rate and a maturity date of May 31, 2022. Royal Financial also has a note payable outstanding which decreased $750,000 to $7.0 million as of June 30, 2021 from $7.8 million as of June 30, 2020. The interest rate floats based on the Prime Rate less 25 basis points and at June 30, 2021 the interest rate was 3.25%. The note requires quarterly principal payments of $250,000 in addition to interest on the unpaid principal amount and matures on October 19, 2023.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
Commitments. Royal Financial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.
Royal Financial’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Royal Financial uses the same credit policies in making commitments and conditional obligations as it does for loans recorded in the statement of financial condition.
At June 30, 2021 and 2020, commitments to extend credit were approximately:
(dollars in thousands)	2021	2020
Unused lines of credit	$22,555	$20,354
Commitment to fund loans	$8,790	$14,278
At June 30, 2021 and 2020, Royal Financial had standby letters of credit of $181,000 and $221,000. These are considered financial guarantees. The fair value of these guarantees was not considered material. Royal Financial believes that it has adequate resources to fund all of its commitments and that it can adjust the rates paid on certificates of deposit to retain deposits in changing interest rate environments. If Royal Financial requires funds beyond its internal funding capabilities, advances from the FHLB are available as an additional source of funds.

Contractual Obligations. Royal Financial has various financial obligations that may require future cash payments. The following table presents, as of June 30, 2021, significant fixed and determinable contractual obligations to third parties by payments date:
(dollars in thousands)	Within One Year	One to Three Years	Three to Five	Over Five	Total
Deposits without a stated maturity	$269,775	—	—	—	$269,775
Certificates of deposit	$84,581	$60,875	$46,882	$4,200	$196,538
FHLB Advances	$5,000	—	—	—	$5,000
Notes Payable	—	$7,000	—	—	$7,000
Operating leases	$10	—	$11	$449	$470
Liquidity and Capital Resources
Liquidity. Management actively manages liquidity risk by measuring and monitoring Royal Financial’s liquidity on both a short- and long-term basis, assessing and anticipating changes in Royal Financial’s balance sheet and funding sources, and developing contingency funding plans. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost. Royal Financial’s primary sources of funds are deposits, principal and interest payments on loans, proceeds from maturities, calls and the sale of securities held in Royal Bank’s investment portfolio, Federal Home Loan Bank (FHLB) advances, the note payable, and funds provided from operations. While maturities and scheduled amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan repayments are greatly influenced by general interest rates, economic conditions, and competition. Royal Financial invests excess funds in short-term interest-earning assets, which enable it to meet lending requirements. FHLB advances are borrowed when in need of liquidity.
At June 30, 2021, there were $5.0 million of FHLB advances outstanding, with a 0% interest rate and maturity of May 31, 2022. As of June 30, 2021, Royal Bank had $216.9 million in additional available credit with the FHLB based on parameters set by the FHLB. Additional stock and collateral may be purchased or provided to increase overall potential advance availability.
Royal Bank has an established relationship with the Federal Reserve Bank of Chicago and has been approved for access to the Discount Window for borrowing funds. The funding limitations are calculated based on the value of the collateral pledged for borrowing. As of June 30, 2021, total loan collateral of $11.6 million has been pledged. This relationship will assist in maintaining adequate liquidity and provide an additional source for short-term funding needs.
Royal Financial’s cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash from operating activities was $9.0 million and $3.9 million for June 30, 2021 and 2020, respectively. Net cash used in investing activities consist primarily of disbursements for loan originations, maturing agency securities and pay downs or sales of mortgage backed securities portfolio, and purchase of loans. Net cash used in investing activities was $(105.3) million and $(29.7) million for June 30, 2021 and 2020, respectively. Net cash used in financing activities consisted primarily of the activity in deposit accounts, including the addition of brokered deposits to fund the loan purchases, FHLB advances, repayment of the notes payable, and advances from borrowers for taxes and insurance. The net cash provided by financing activities was $94.4 million and $25.9 million for the years ended June 30, 2021 and 2020.
Regulatory Matters
Royal Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, where the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.
The prompt corrective action regulations provide five classifications including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans of capital restoration are required.
At year end, Royal Bank’s actual capital levels and minimum required levels (dollars in thousands) were as follows:
	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2021
Common equity tier 1 (to risk-weighted assets)	$48,561	13.00%	$16,695	4.50%	$24,114	6.50%
Total capital (to risk- weighted assets))	52,419	14.03	29,679	8.00	37,099	10.00
Tier I capital (to risk- weighted assets)	48,561	13.00	22,259	6.00	29,679	8.00
Tier I capital (to average assets)	48,561	9.27	20,953	4.00	26,192	5.00

2020
Common equity tier 1 (to risk-weighted assets)	$41,069	14.39%	$12,842	4.50%	$18,549	6.50%
Total capital (to risk- weighted assets))	44,220	15.50	22,829	8.00	28,537	10.00
Tier I capital (to risk- weighted assets)	41,069	14.39	17,122	6.00	22,829	8.00
Tier I capital (to average assets)	41,069	9.94	16,531	4.00	20,663	5.00
Royal Bank was categorized by its regulators as well capitalized at June 30, 2021 and 2020. Management is not aware of any conditions or events since the most recent notification that would change Royal Bank’s category at June 30, 2021.
Comparison of Results of Operations for the Fiscal Years Ended June 30, 2021 and June 30, 2020
General. Royal Financial’s net income for the fiscal year ended June 30, 2021 was $5.2 million, an increase of $3.1 million from June 30, 2020. The increase in net income was primarily due to an increase in net interest income of $3.0 million, a decrease in the loan loss provision of $1.3 million, offset by a decrease in non-interest income of $794,000, an increase in non-interest expense of $118,000, and an increase in income tax expense of $268,000.
Interest Income. Interest income increased by $1.6 million, or 9.13%, to $18.9 million for the year ended June 30, 2021 from $17.4 million for the same period in 2020. This increase was primarily due to the recognition of $528,000 in paycheck protection program fee income for the fiscal year ended June 30, 2021, compared to $20,000 recognized for the fiscal year ended June 30, 2020. This is due to recognizing an entire year’s worth of fee income for the program. Interest income on loans increased $2.1 million, or 13.05%, for the year ended June 30, 2021 compared to 2020. Interest income on federal funds sold and deposit accounts at the FHLB plus dividends on FHLB stock decreased $218,000, or 83.86%, due to the low interest rates offered due to the COVID-19 pandemic.
Interest Expense. Interest expense on deposits decreased $1.3 million, or 37.82%, to $2.1 million for the year ended June 30, 2021 from $3.4 million for the same period in 2020. The decrease was due the low interest rate environment due to COVID-19.
Net Interest Income. Net interest income, which is Royal Financial’s primary sources of earnings, is the difference between interest income earned on interest-earning assets, such as loans and investment securities and interest incurred on interest bearing liabilities, such as deposits and borrowings. Net interest income depends upon the relative mix of interest-earning assets and interest-bearing liabilities, the ratio of interest-earning assets to total assets and of interest-bearing liabilities to total funding sources, and movements in market interest rates. Royal Financial’s net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of nonearning assets including nonperforming loans, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield curve, and balance sheet growth or contraction. Royal Financial’s asset and liability committee seeks to manage interest rate risk under a variety of rate environments by structuring the balance sheet and off-balance sheet positions.
The following table sets forth certain information relation to Royal Financial’s average consolidated balance sheets and reflects the yield on average interest earning assets and cost of average interest-bearing liabilities for the period indicated obtained by dividing the related interest by the average balance of assets or liabilities. Average balances are derives from monthly balances.
	Year Ended June 30, 2021			Year Ended June 30, 2020
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate

Assets

Cash and Due From Banks	$20,584	$22	0.11%	19,059	$242	1.27%
Securities	31,497	686	2.18%	38,812	984	2.54%
Loans, gross	441,612	18,211	4.12%	319,469	16,108	5.04%
Federal Home Loan Bank Stock, at cost	953	20	2.10%	836	19	2.27%
Total interest earning assets	494,646	18,939	3.83%	378,176	17,353	4.59%
Allowance for Loan Loss	(3,673)			(2,874)
Cash and non-interest bearing balances in financial institutions	$3,211			$4,034
Accrued interest and other assets	27,835			29,127
Total Assets	$522,019			$408,463

Liabilities & Stockholders’ Equity
Interest-bearing deposits:
NOW Accounts	$14,534	$2	0.01%	$12,677	$12	0.09%
Money Market Checking	$55,002	$98	0.18%	$59,800	$740	1.24%
Savings	$104,014	$42	0.04%	$90,544	$100	0.11%
Subtotal checking and savings	$173,550	$142	0.08%	$163,021	$852	0.52%

Time deposits:
Less Than $250,000	$143,936	$1,535	1.07%	$121,663	$2,219	1.82%
Greater than $250,000	$65,797	$414	0.63%	$14,396	$292	2.03%
Total interest-bearing deposits	$383,283	$2,091	0.55%	$299,080	$3,363	1.12%

Notes payable	$7,454	$224	3.01%	$9,063	$414	4.56%
FHLB Advances	$3,500	—	0.00%	$1,000	—	0.00%
Fed Funds Purchased	$404	$1	0.25%	1	—	0.00%
Total other interest bearing liabilities	$11,358	$225	1.98%	$10,064	414	4.11%
Total interest bearing liabilities	$394,641	$2,316	0.59%	$309,143	3,777	1.22%
Non-Interest Bearing Deposits	$76,351			$51,857
Other liabilities	$5,546			$5,632
Shareholders equity	$45,481			$41,830
Total Liabilities and Stockholder's Equity	$522,019			$408,463
Net Interest Income		16,623			13,576
Net interest spread		3.24%			3.37%
Net interest margin (GAAP)		3.36%			3.59%

Net interest income was $16.6 million, an increase of $3.0 million from the year ended June 30, 2020. The increase in net interest income was the result of the decrease in interest expense by $1.4 million due to lower cost of funds with the low-rate environment and an increase in total interest income of $1.6 million with the growth of the loan portfolio in fiscal year 2021 due to the recognition of $528,000 in paycheck protection program fee income for the fiscal year ended June 30, 2021, compared to $20,000 recognized for the fiscal year ended June 30, 2020. Royal Financial’s net interest margin was 3.36% for the fiscal year ended June 30, 2021 compared to 3.59% for the year ended June 30, 2020. The following table allocates the changes in net interest income in either average balances or average rates for the interest earning assets and interest-bearing liabilities.
Analysis of Changes in Net Interest Income
	For the Fiscal Year Ended June 30, 2021 to June 30, 2020
	Change due to:
(dollars in thousands)	Volume	Rate	Total Change
Interest income
Cash and due from banks	$2	$(222)	$(220)
Securities	(159)	(139)	(298)
Loans	5,037	(2,934)	2,103
Federal Home Loan Bank Stock, at cost	2	(1)	1
Total Interest income	4,882	(3,296)	1,586
Interest expense
Interest-bearing deposits	459	(1,731)	(1,272)
Federal Home Loan Bank advances	—	—	—
Note payable	(48)	(142)	(190)
Federal Funds purchased	1		1
Total interest expense	412	(1,873)	(1,461)
Net interest income	$4,470	$(1,423)	$3,047
Provision for Loan Losses
Royal Financial established an allowance for loan losses through a provision for loan losses charged as an expense in its consolidated statements of income. The provision for loan losses is the amount of expense that, based on Royal Financial’s judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses incurred in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. For the years ended June 30, 2021 and June 30, 2020, the provision for losses on loans totaled $500,000 and $1.8 million, respectively, based on management’s estimate of probable incurred losses in the portfolio, which was reflective of the uncertainty in regards to the COVID-19 pandemic and potential impact on credit quality during fiscal 2020, with deterioration in economic conditions along with declining values in real estate and rising unemployment levels in Royal Bank’s market areas.
Non-interest Income. The following table sets forth Royal Financial’s noninterest income for the fiscal year ended June 30, 2021 and 2020:
	Fiscal Year Ended June 30
(dollars in thousands)	2021	2020	Increase/ (Decrease)	Percentage Change
Service charges on deposit accounts	$647	$598	$49	8.2%
Secondary mortgage market fees	—	28	($28)	-98.8%
Rental income	185	202	($17)	-8.4%
Gain on sale of securities available for sale	—	814	($814)	-100.0%
Gain (loss) on sale of fixed assets	8	(8)	$16	-200.0%
Other	1	1	$—	7.0%
Total non-interest income	$841	$1,635	($794)	-48.5%

Non-interest income for the year ended 2021 was $841,000, a decrease of $794,000 (48.5%) from the previous year. The decrease was due to the gain on the sale of investment securities of $814,000 which occurred in the prior year.
Non-interest Expense. The following table sets forth Royal Financial’s noninterest expense for the fiscal year ended June 30, 2021 and 2020:
	Fiscal Year Ended June 30
(dollars in thousands)	2021	2020	Increase/ (Decrease)	Percentage Change
Salaries and employee benefits	$4,703	$4,629	$74	1.6%
Occupancy and equipment	$2,171	$2,029	$142	7.0%
Data processing	$973	$883	$90	10.2%
Professional services	$717	$1,051	($334)	-31.8%
Director fees	$180	$180	$—	—%
Marketing	$126	$112	$14	12.5%
FDIC insurance expense	$306	$56	$250	446.4%
Insurance premiums	$99	$101	($2)	-2.0%
Other real estate owned expense, net	$2	$36	($34)	-94.4%
Core deposit intangibles amortization	$141	$141	$—	—%
Other	$878	$960	($82)	-8.5%
Total non-interest expense	$10,296	$10,178	$118	1.2%
Non-interest expense increased $118,000, or 1.2%, during fiscal year 2021. The increase in non-interest expense is due to an increase in salaries and employee benefits of $74,000, an increase in occupancy and equipment of $142,000, an increase of $90,000 in data processing costs due to a scheduled increase in the contract with Fiserv, increases in FDIC insurance expense of $250,000 due to the prior year receiving assessment credit refunds, and an increase in marketing costs of $14,000. These increases were offset by decreases in professional services of $334,000 due to increased legal costs for mergers and acquisitions, decreases in foreclosed asset expenses of $34,000, and in other expenses of $82,000.
Income Taxes Expense. Tax expense of $1.5 million was recorded for the year ended June 30, 2021 compared to $1.2 million for the same period in 2020. The Deferred Tax Asset (“DTA”) decreased by $1.5 million (22%) from $6.7 million on June 30, 2020, to $5.3 million on June 30, 2021. The effective tax rate was 29.0% and 22.5% for the fiscal years ended June 30, 2021 and June 30, 2020.
Transactions With Certain Related Persons
Some of the executive officers and directors of Royal Financial are and have been during the preceding year customers of Royal Bank. As such, they have had transactions in the ordinary course of business of Royal Bank, including borrowings, all of which transactions are or were on substantially the same terms (including interest rates and collateral requirements) as those prevailing at the time for comparable transactions with nonaffiliated persons. In the opinion of management of Royal Financial, none of the transactions involved more than the normal risk of collectability or presented any other unfavorable features. At June 30, 2021, Royal Bank had $568,000 loans outstanding to directors or executive officers of Royal Financial and certain executive officers of Royal Bank. Deposits from principal officers, directors, and their affiliates at year-end 2021 were $461,000.
Additional Information Regarding Robert W. Youman
As noted under “The Merger Agreement – Management and Operations After the Merger,” Robert W. Youman, a current member of the board of directors of Royal Financial, will be appointed to the Finward and Peoples Bank boards of directors effective upon the closing of the merger. Mr. Youman is expected to meet the standards to be considered an “independent director” of Finward under the Listing Standards for the NASDAQ Stock Exchange, as he is not expected to be an employee of either Finward or Peoples Bank.
For a description of Mr. Youman’s business background, see “Other Matters to be Considered at the Royal Financial Annual Meeting – Election of Directors – Members of the Board of Directors Continuing in Office” on page 129. For information regarding compensation earned by Mr. Youman during Royal Financial’s fiscal year ended

June 30, 2021, see “– Director Compensation” beginning on page 138. Mr. Youman is not a party to any related party transaction with Royal Financial that is required to be disclosed under Regulation S-K, Item 404.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
INDEPENDENT AUDITORS, AND EXPERTS
The consolidated financial statements of Finward as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 incorporated by reference from Finward’s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Plante & Moran, PLLC, independent registered public accounting firm, as set forth in their report thereon incorporated by reference into this joint proxy statement/prospectus in reliance upon such report given on the authority of Plante & Moran, PLLC as experts in accounting and auditing.
The consolidated financial statements of Royal Financial as of June 30, 2021 and 2020, and for the years then ended included in this joint proxy statement/prospectus, have been so included in reliance on the report of Crowe LLP, independent auditors, appearing elsewhere in this joint proxy statement/prospectus, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
Certain matters pertaining to the validity of the authorization and issuance of the Finward common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon for Finward by Barnes & Thornburg LLP, Indianapolis, Indiana. Certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon for Royal Financial by Howard & Howard Attorneys PLLC, Chicago, Illinois.
SHAREHOLDER PROPOSALS FOR NEXT YEAR
Finward
If the merger is completed, the Royal Financial stockholders receiving the stock consideration in the merger will become shareholders of Finward. To be included in Finward’s proxy statement and voted on at Finward’s regularly scheduled 2022 annual meeting of stockholders, stockholder proposals must be submitted in writing by December 1, 2021, to Finward’s Secretary, 9204 Columbia Avenue, Munster, Indiana 46321, which date is 120 calendar days before the anniversary date of the release of the proxy statement relating to Finward’s 2021 annual meeting. If notice of any other stockholder proposal intended to be presented at the 2022 annual meeting is not received by Finward on or before December 1, 2021, the proxy solicited by the Finward board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Finward proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Securities Exchange Act of 1934, as amended. If the date of the 2022 annual meeting is changed, the dates set forth above may change.
Royal Financial
If the merger occurs, there will be no Royal Financial annual meeting of stockholders for 2022 or thereafter. In that case, stockholder proposals must be submitted to Finward in accordance with the procedures described above. If the merger is not completed, Royal Financial will provide notice of the record date and annual meeting date for its 2022 annual stockholders’ meeting.
WHERE YOU CAN FIND MORE INFORMATION
Finward files annual, quarterly, and current reports, proxy statements, and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Finward, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Finward, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is available free of charge on Finward’s website, www.ibankpeoples.com, under the tab “Investor Relations – SEC Filings.” The website addresses of the SEC and Finward are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus. Shares of Finward common stock are quoted on the OTC Pink Marketplace under the symbol “FNWD.” However, Finward’s common stock has been approved for listing on the Nasdaq under the symbol “FNWD.” Finward anticipates that its common stock will begin trading on the Nasdaq on November 3, 2021.
Finward has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the common stock of Finward being offered in the merger. This joint proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the joint proxy statement/prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement. Statements made in this joint proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the SEC.
The SEC allows Finward to “incorporate by reference” the information filed by Finward with the SEC, which means that Finward can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information.
Finward incorporates by reference the following documents and information that it has filed previously with the SEC (excluding any Form 8-K reports that have not been “filed” but instead have been “furnished” to the SEC):
•	Finward’s Annual Report on Form 10-K for the year ended December 31, 2020;
•	Finward’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2021;
•
Finward’s Current Reports on Form 8-K filed on January 6, January 29, February 8, March 1, March 4, March 17, April 22, April 28 (except for the information furnished under Item 2.02 thereof), May 5, May 18, May 21 (except for the information furnished under Item 7.01 thereof), May 24 (except for the information furnished under Item 7.01 thereof), May 25, July 1, July 29 (except for the information furnished under Item 7.01 thereof), September 7, and October 29, 2021;

•	The information concerning executive officers of Finward under the caption “Proposal 1 – Election of Directors” in Finward’s Proxy Statement for the 2021 Annual Meeting of Shareholders; and
•
The description of the capital stock of Finward contained in our registration statement on Form 8-A filed with the SEC on November 2, 2021, together with any further amendment or report filed with the SEC for the purpose of updating such description.

Finward is also incorporating by reference additional documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date hereof and the date of the Finward Special Meeting and Royal Financial Annual Meeting. Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information Finward discloses under Items 2.02 or 7.01 of any Current Report on Form 8-K that Finward may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this joint proxy statement/prospectus.
These documents may be obtained as explained above, or you may request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling Finward at the following address or telephone number or via the Internet at:
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
Attn: Shareholder Services
(219) 836-4400
Website: www.ibankpeoples.com

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This joint proxy statement/prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this joint proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this joint proxy statement/prospectus is required to be delivered, this joint proxy statement/prospectus will be supplemented or amended.
All information regarding Finward in this joint proxy statement/prospectus has been provided by Finward, and all information regarding Royal Financial in this joint proxy statement/prospectus has been provided by Royal Financial. Neither Finward nor Royal Financial is required to provide any additional information about Royal Financial in this document. Royal Financial provides an annual report, which includes its consolidated audited financial statements, to its stockholders on an annual basis. Copies of Royal Financial’s financial statements for the fiscal year ended June 30, 2021, can be obtained, without charge, by contacting Leonard Szwajkowski at 773-768-4800 or by visiting www.royalbankweb.com.

ROYAL FINANCIAL, INC. AND SUBSIDIARY

INDEPENDENT AUDITOR’S REPORT
Audit Committee and the Board of Directors
Royal Financial, Inc. and Subsidiary
Chicago, Illinois
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Royal Financial, Inc. and Subsidiary, which comprise the consolidated statements of financial condition as of June 30, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Financial, Inc. and Subsidiary as of June 30, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Other Matter
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2021 consolidating information on pages F-33 and F-34 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies, and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the consolidating information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Crowe LLP
Oak Brook, Illinois
August 23, 2021

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2021 and 2020
	2021	2020
ASSETS
Cash and non-interest bearing balances in financial institutions	$3,470,428	$3,757,301
Interest bearing balances in financial institutions	9,259,546	10,872,461
Federal funds sold	102,418	133,515
Total cash and cash equivalents	12,832,392	14,763,277
Investment certificates of deposit	492,000	672,000
Securities available for sale	31,888,847	31,355,841
Loans receivable, net of allowance for loan losses of $3,858,124 and $3,150,808	460,366,062	356,735,349
Federal Home Loan Bank stock, at cost	1,302,900	836,300
Premises and equipment, net	15,411,588	15,694,976
Accrued interest receivable	2,219,654	1,788,867
Other real estate owned	156,580	297,544
Deferred tax asset	5,279,265	6,736,969
Core deposit intangibles	538,179	679,006
Goodwill	1,755,189	1,755,189
Other assets	1,480,314	2,799,407
Total assets	$533,722,970	$434,114,725
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$466,312,856	$373,340,219
Advances from borrowers for taxes and insurance	6,060,645	4,876,363
Federal Home Loan Bank advances	5,000,000	4,000,000
Notes payable	7,000,000	7,750,000
Accrued interest payable and other liabilities	1,235,469	1,333,685
Total liabilities	485,608,970	391,300,267
Stockholders’ equity
Preferred stock $0.01 par value per share, authorized 1,000,000 shares, no issues are outstanding	—	—
Common stock, $0.01 par value per share, authorized 5,000,000 shares, 2,645,000 shares issued at June 30, 2021 and 2020	26,450	26,450
Additional paid-in capital	24,434,505	23,924,787
Retained earnings	23,519,345	18,352,940
Treasury stock, 77,427 shares in 2021 and 88,482 shares in 2020, at cost	(665,954)	(450,370)
Accumulated other comprehensive income	799,654	960,651
Total stockholders’ equity	48,114,000	42,814,458
Total liabilities and stockholders’ equity	$533,722,970	$434,114,725
See accompanying notes to consolidated financial statements.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2021 and 2020
	2021	2020
Interest income
Loans, including fees	$18,210,576	$16,108,374
Securities	685,775	984,408
Federal funds sold and other	42,064	260,553
Total interest income	18,938,415	17,353,335
Interest expense
Deposits	2,091,461	3,363,381
Borrowings	224,701	413,574
Total interest expense	2,316,162	3,776,955
Net interest income	16,622,253	13,576,380
Provision for loan losses	500,000	1,761,000
Net interest income after provision for loan losses	16,122,253	11,815,380
Non-interest income
Service charges on deposit accounts	646,694	597,723
Secondary mortgage market fees	348	28,445
Rental income	184,698	202,433
Gain on sale of securities available for sale	—	813,893
Gain (loss) on sale of fixed assets	7,880	(8,186)
Other	1,254	935
Total non-interest income	840,874	1,635,243
Non-interest expense
Salaries and employee benefits	4,703,430	4,628,748
Occupancy and equipment	2,170,586	2,029,058
Data processing	973,049	883,479
Professional services	716,623	1,051,016
Director fees	180,000	180,000
Marketing	125,928	112,084
FDIC insurance expense	306,422	56,305
Insurance premiums	99,202	100,788
Other real estate owned expense, net	1,970	35,789
Core deposit intangibles amortization	140,827	140,827
Other	878,185	960,367
Total non-interest expense	10,296,222	10,178,461
Income before income taxes	6,666,905	3,272,162
Income tax expense	1,500,500	1,232,500
Net income	$5,166,405	$2,039,662
Basic earnings per share	$2.01	$0.80
Diluted earnings per share	$2.00	$0.80
See accompanying notes to consolidated financial statements.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2021 and 2020
	2021	2020
Net income	$5,166,405	$2,039,662
Other comprehensive income:
Unrealized holding gains on securities:
Unrealized holding gains (losses) arising during the period	(203,793)	1,719,995
Reclassification adjustment for gains included in net income	—	(813,893)
Net	(203,793)	906,102
Tax effect	42,796	(190,281)
Other comprehensive income after tax	(160,997)	715,821
Comprehensive income	$5,005,408	$2,755,483
See accompanying notes to consolidated financial statements.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended June 30, 2021 and 2020
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2019	$—	$26,450	$23,676,229	$16,313,278	$(424,384)	$244,830	$39,836,403
Net income	—	—	—	2,039,662	—	—	2,039,662
Other comprehensive income, net of tax	—	—	—	—	—	715,821	715,821
Repurchase of treasury shares	—	—	—	—	(123,039)	—	(123,039)
Issuance of stock options	—	—	(23,320)	—	23,320	—	—
Exercise of stock options, net	—	—	(29,327)	—	73,733	—	44,406
Stock-based compensation	—	—	301,205	—	—	—	301,205
Balance at June 30, 2020	—	26,450	23,924,787	18,352,940	(450,370)	960,651	42,814,458
Net income	—	—	—	5,166,405	—	—	5,166,405
Other comprehensive income, net of tax	—	—	—	—	—	(160,997)	(160,997)
Repurchase of treasury shares	—	—	—	—	(1,061)	—	(1,061)
Issuance of stock options	—	—	(18,550)	—	18,550	—	—
Exercise of stock options, net	—	—	238,787	—	(233,073)	—	5,714
Stock-based compensation	—	—	289,481	—	—	—	289,481
Balance at June 30, 2021	$—	$26,450	$24,434,505	$23,519,345	$(665,954)	$799,654	$48,114,000
See accompanying notes to consolidated financial statements.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2021 and 2020
	2021	2020
Cash flows from operating activities
Net income	$5,166,405	$2,039,662
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	756,442	727,069
Deferred loan origination fees and costs	(109,962)	(6,876)
Provision for loan losses	500,000	1,761,000
Premium amortization on securities available for sale, net	107,036	40,536
(Gain) on sale of securities available for sale	—	(813,893)
(Gain) on sale of other real estate owned	(7,052)	—
(Gain) loss on sale of fixed assets	(7,880)	8,186
Accretion of discount on acquired loans	(166,572)	(277,838)
Amortization of premium on acquired time deposits	—	(67,132)
Amortization of core deposit intangible	140,827	140,827
Stock-based compensation expense	289,481	301,205
Deferred income tax expense	1,500,500	1,232,500
Net change in:
Accrued interest receivable and other assets	888,306	(1,408,127)
Other accrued interest payable and liabilities	(98,216)	175,280
Net cash from operating activities	8,959,315	3,852,399
Cash flows from investing activities
Proceeds from maturities of investment certificates of deposit	425,000	1,413,000
Purchase of investment certificates of deposit	(245,000)	(245,000)
Proceeds from maturities, calls, and pay downs of securities available for sale	5,925,000	5,422,783
Proceeds from sales of securities available for sale	—	18,901,419
Purchase of securities available for sale	(6,768,835)	(14,690,189)
Change in loans receivable	(32,108,282)	12,451,710
Purchase of loans	(71,902,045)	(51,365,813)
Proceeds from sale of loans	348	28,445
Purchase of Federal Home Loan Bank stock	(466,600)	—
Proceeds from sale of premises and equipment	78,180	—
Purchases of premises and equipment, net of disposals	(543,354)	(1,573,459)
Proceeds from sale of other real estate owned	303,816	—
Net cash used in investing activities	(105,301,772)	(29,657,104)
Cash flows from financing activities
Net increase in deposits	92,972,637	25,442,504
Net proceeds of Federal Home Loan Bank advances	1,000,000	4,000,000
Repayment of note payable	(750,000)	(3,500,000)
Proceeds from stock option exercises, net	5,714	44,406
Repurchase of treasury shares	(1,061)	(123,039)
Change in advances from borrowers for taxes and insurance	1,184,282	98,384
Net cash provided by financing activities	94,411,572	25,962,255
Net change in cash and cash equivalents	(1,930,885)	157,550
Cash and cash equivalents at beginning of the year	14,763,277	14,605,727
Cash and cash equivalents at end of the year	$12,832,392	$14,763,277
Supplemental disclosures of cash flow information
Interest paid	$2,365,506	$4,007,172
Income taxes paid	—	—
Supplemental noncash disclosures
Transfer from loan portfolio to other real estate owned	$155,800	$—
See accompanying notes to consolidated financial statements.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Royal Financial, Inc. (“the Company”) and its wholly owned subsidiary, Royal Savings Bank (“the Bank”). The Bank has one wholly-owned subsidiary that holds other real estate owned. All significant intercompany transactions and balances are eliminated in consolidation.
Nature of Business: The primary business of the Company is the ownership of the Bank. Through the Bank, the Company is engaged in the business of retail banking, with operations conducted through its seven branches in Chicago, a branch in Niles, and a branch in Westmont, Illinois and loan production offices in Homewood and St. Charles, Illinois.
The Bank is engaged in the business of general commercial and retail banking. The Bank offers a variety of deposit products including checking, savings, money market, and time deposit accounts. The Bank conducts lending activities in the residential and commercial mortgage markets, in the general commercial market and in the consumer installment marketplace. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. The Bank’s lending activities are conducted with customers in a wide variety of industries, as well as with individuals with a wide variety of credit requirements. Credit risk, as it relates to the Bank’s business activities, tends to be geographically concentrated within Chicago, Illinois and its surrounding communities, including northwest Indiana. Although the Bank has a diversified portfolio, exposure to credit loss may be adversely impacted by downturns in local economic and employment conditions and real estate values.
Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through August 23, 2021, which is the date the financial statements were available to be issued.
Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.
Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.
Securities: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific-identification method.
Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.
For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase discount, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The discount on purchased loans is accreted into interest income using the level yield method. The recorded investment in loans is presented net of partial charge-offs.
For all classes of loans, interest income is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment.
For all classes of loans all accrued interest receivable on loans placed on nonaccrual is reversed against interest income. Interest received on such loans is either accounted for on the cash-basis or applied to the recorded investment in the loan until qualifying for return to accrual. Loans are generally returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Acquired Loans: The Company purchased individual loans through acquisitions, some of which had shown evidence of credit deterioration since origination. These purchased loans were recorded at the amount paid, such that there was no carryover of the seller’s allowance for loan losses. Purchased loans were reviewed by a third party whereby loans were assigned risk grades. Based on the risk grades assigned, the determination was made by management to sell certain acquired loans deemed to be impaired upon close of each acquisition. All loans acquired with deteriorated credit quality, in both acquisitions were sold. An analysis was performed over the remaining acquired portfolio of purchased loans by a third party whereby fair values were assigned. A net loan discount was recorded and is being accreted into interest income on a level yield method.
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes that the loan balance is not fully collectable. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.
The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio class and is based on the actual loss history experienced by the Company over the most recent 12 quarters. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio class. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.
For all classes of loans, a loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)
Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Real estate and commercial loans are individually evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.
The following portfolio segments have been identified: real estate, commercial, and consumer. Management considers the following when assessing the risk in the loan portfolio:
Residential real estate (including 1-4 family and multifamily) loans are affected by the local residential real estate market, the local economy, and, for variable rate mortgages, movement in indices tied to these loans. At the time of origination, the Company evaluates the borrower’s repayment ability through a review of debt to income ratios and credit scores. Multi-family real estate loans are dependent on overall economic conditions as well as the local real estate market for the particular property segments. Appraisals are obtained to support the loan amount. Financial information is obtained from the borrowers and/or the individual project to evaluate cash flows sufficiency to service debt at the time of origination and periodically updated during the life of the loan.
Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Included in commercial real estate loans are construction and loan development loans. Construction and land development lending carries all of the normal risks involved in lending including the changing nature of borrower and guarantor financial conditions and the knowledge that the sale of the completed project is likely the sole source of repayment, as opposed to other forms of borrower cash flow. In addition, this segment carries several additional risk factors including: (1) timely project completion (contractor financial condition, commodity prices, weather delays, prospective tenant financial condition); (2) market factors (changing economic conditions, unemployment rates, end-user financing availability, interest rates); (3) competition (similar product availability, bank foreclosed properties); and (4) end-product price stability.
Commercial loans (business loans) are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial loans are advanced for equipment purchases or to provide working capital or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.
Consumer loans (including home equity loans) are dependent on local economies. Home improvement and other consumer loans are generally secured by consumer assets, but may be unsecured. At the time of origination, the Company evaluates the borrower’s repayment ability through a review of debt to income ratios and credit scores.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)
Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the fair value, less estimated costs to sell, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Premises and Equipment: Land is carried at cost. Land held for sale is carried at the lower of cost or fair value. Unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Premises and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the shorter of the estimated useful lives or lease term. Buildings and improvements are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.
Federal Home Loan Bank (FHLB) stock: Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Goodwill and Core Deposit Intangible: Goodwill arises from business combination and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill acquired in a purchase business combination determined to have an indefinite useful life is not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected December 31st as the date to perform the annual impairment test and concluded there was no impairment. During 2021 there has been on-going economic market disruption from the current COVID-19 pandemic outbreak which has caused volatility in the banking industry. As a result, the Company completed a qualitative goodwill impairment test as of June 30, 2021. This qualitative analysis included a review of earnings, asset quality trends, capital levels and the economic conditions of our markets. Based on this qualitative analysis the Company does not believe this decline is indicative of a permanent deterioration of the fundamental value of our Company. As such the Company does not believe that it is more likely than not a goodwill impairment exists at June 30, 2021. Goodwill is the only intangible asset with an indefinite life on our balance sheet. Intangible assets with definite useful lives, are amortized over their estimated useful lives to their estimated residual values.
Core deposit intangibles arising from whole bank and branch acquisitions are amortized on a straight-line basis over ten years, representing the estimated remaining lives of the assets, and are evaluated for impairment when events or changes in circumstances indicate the carrying values of such assets may not be recoverable. At June 30, 2021, the Company believes the carrying value to be recoverable.
Stock Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of the stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. If necessary, a valuation allowance reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.
The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Illinois. The Company is no longer subject to examination by taxing authorities for years before 2018. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)
Off-Balance-Sheet Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of stockholders’ equity.
Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that there are any such matters that will have a material effect on the financial statements.
Earnings per Share: Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period.
All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share reflect the dilutive effect, if any, of additional potential common shares issuable under stock options.
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to the shareholders.
COVID-19: On March 11, 2020, the World Health Organization announced that the COVID-19 outbreak was deemed a pandemic, and on March 13, 2020 the President declared the ongoing COVID-19 pandemic of sufficient magnitude to warrant an emergency declaration. The pandemic did impact the Company’s customers as well as its operations. The Company has evaluated the impact of the effects of COVID-19 and determined that there were no material or systematic adverse impacts on the Company's Consolidated Balance Sheet and Consolidated Statement of Income as of and for the year ended June 30, 2021 except for a continued elevated level of general provisioning for loan losses and related allowance for loan losses. At this time, it is difficult to quantify the impact COVID-19 will have on future periods. The operations and business results of the Company could be materially adversely affected, including the estimate of the allowance for loan losses. The extent to which the coronavirus may impact business activity or investment results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity of the coronavirus and variants, and the actions required to contain the coronavirus to treat its impact, among others.
NOTE 2 - CASH, CASH EQUIVALENTS AND INVESTMENT CERTIFICATES OF DEPOSIT
The Company’s banking subsidiary is required by the Federal Reserve Bank to maintain certain cash reserve balances. The required reserve balance at June 30, 2021 and 2020 was $0 and $0, respectively.
Investment certificates of deposit are all in FDIC-insured institutions and have balances below $250,000. At June 30, 2021, investment certificates of deposit have the following stated maturities:
2022	$492,000
Total	$492,000

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 3 - SECURITIES
The fair value of debt securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows at June 30, 2021 and 2020:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2021
Available for sale:
Corporate bonds	$3,347,209	$51,407	$—	$3,398,616
Federal National Mortgage Association	9,844,033	156,267	—	10,000,300
Municipal taxable bonds	17,685,384	826,743	(22,196)	18,489,931
Total	$30,876,626	$1,034,417	$(22,196)	$31,888,847
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2020
Available for sale:
Corporate bonds	$3,390,925	$84,554	$—	$3,475,479
Federal National Mortgage Association	9,950,164	276,786	—	10,226,950
Municipal taxable bonds	16,798,738	854,674	—	17,653,412
Total	$30,139,827	$1,216,014	$—	$31,355,841
The fair value of debt securities available for sale at year-end 2021 by contractual maturity was as follows.
	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due from one to five years	16,115,921	16,594,244
Due from five to ten years	8,974,357	9,431,912
Over ten years	5,786,348	5,862,691
Total	$30,876,626	$31,888,847
The proceeds from sales of securities available for sale and the associated gains and losses are presented below:
	2021	2020
Proceeds from sales	$—	$18,901,419
Gross gains	—	836,148
Gross losses	—	(22,255)
Securities pledged at June 30, 2021 had a fair value of $1,650,000 and were pledged to secure public deposits. Securities pledged at June 30, 2020 had a fair value of $1,650,000 and were pledged to secure public deposits.
At year-end 2021 and 2020, there were no holdings of securities of any one issuer, other than the Federal National Mortgage Association, in an amount greater than 10% of shareholders’ equity.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 3 - SECURITIES(Continued)
Securities with unrealized losses at June 30, 2021, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2021
Available for sale:
Municipal taxable bonds	$1,868,122	$(22,196)	$—	$—	$1,868,122	$(22,196)
	$1,868,122	$(22,196)	$—	$—	$1,868,122	$(22,196)
Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, the Bank does not intend to sell the securities, it is more likely than not that the Bank will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in market interest rates and fixed income market conditions since the purchase date. Credit quality of the securities is considered to be high, and the fair value is expected to recover as the securities approach their maturity date. At June 30, 2020, there were no securities with unrealized losses.
NOTE 4 - LOANS
At June 30, 2021 and 2020, loans receivable consisted of the following:
	2021	2020
Real estate loans
One-to-four-family	$195,643,418	$169,290,151
Commercial	122,211,489	97,201,373
Multi-family	136,576,358	77,148,005
Total real estate loans	454,431,265	343,639,529
Commercial loans
Business loans	8,939,137	15,027,752
Total commercial loans	8,939,137	15,027,752
Consumer loans
Home equity loans	31,636	163,083
Other	822,148	1,055,793
Total consumer loans	853,784	1,218,876
Gross loans	464,224,186	359,886,157
Allowance for loan losses	(3,858,124)	(3,150,808)
Loans, net	$460,366,062	$356,735,349
Included in commercial loans are $6,578,522 and $11,486,000 of loans made under the Payroll Protection Program (PPP) as of June 30, 2021 and 2020, respectively, which are guaranteed by the Small Business Administration (SBA). These loans have a term of 24 - 60 months, but are eligible for forgiveness by the SBA. The Company recognized $527,705 and $19,892 of fee income during the years ended June 30, 2021 and 2020, respectively, on the PPP loans.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
The following table presents the activity in the allowance for loan losses by class for the period ending June 30, 2021 and 2020:
	One-to-Four Family	Commercial	Multi- Family	Business Loans	Home Equity Loans	Other	Total
2021
Allowance for loan losses:
Beginning balance	$1,183,292	$1,380,789	$439,929	$129,222	$945	$16,631	$3,150,808
Provision (credit) for loan losses	86,171	532,531	387,184	(511,697)	14,282	(8,471)	500,000
Loans charged off	(172,708)	(93,912)	—	(185,478)	(13,199)	—	(465,297)
Recoveries	12,557	—	—	651,417	—	8,639	672,613
Total ending allowance balance	$1,109,312	$1,819,408	$827,113	$83,464	$2,028	$16,799	$3,858,124
2020
Allowance for loan losses:
Beginning balance	$965,256	$1,285,182	$281,696	$89,005	$1,086	$31,820	$2,654,045
Provision (credit) for loan losses	292,393	129,598	152,400	1,202,506	(141)	(15,756)	1,761,000
Loans charged off	(77,704)	(43,965)	—	(1,269,279)	—	(16,888)	(1,407,836)
Recoveries	3,347	9,974	5,833	106,990	—	17,455	143,599
Total ending allowance balance	$1,183,292	$1,380,789	$439,929	$129,222	$945	$16,631	$3,150,808
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by class and based on impairment method as of June 30, 2021 and 2020:
	One-to-Four Family	Commercial	Multi- Family	Business Loans	Home Equity Loans	Other	Total
June 30, 2021
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,109,312	1,819,408	827,113	83,464	2,028	16,799	3,858,124
Total ending allowance balance	$1,109,312	$1,819,408	$827,113	$83,464	$2,028	$16,799	$3,858,124
Loans:
Loans individually evaluated for impairment	$1,879,398	$321,748	$—	$—	$2,535	$—	$2,203,681
Loans collectively evaluated for impairment	193,764,020	121,889,741	136,576,358	8,939,137	29,101	822,148	462,020,505
Total ending loans balance	$195,643,418	$122,211,489	$136,576,358	$8,939,137	$31,636	$822,148	$464,224,186

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
	One-to-Four Family	Commercial	Multi- Family	Business Loans	Home Equity Loans	Other	Total
June 30, 2020
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,183,292	1,380,789	439,929	129,222	945	16,631	3,150,808
Total ending allowance balance	$1,183,292	$1,380,789	$439,929	$129,222	$945	$16,631	$3,150,808
Loans:
Loans individually evaluated for impairment	$1,529,271	$249,551	$—	$600,000	$15,735	$—	$2,394,557
Loans collectively evaluated for impairment	167,760,880	96,951,822	77,148,005	14,427,752	147,348	1,055,793	357,491,600
Total ending loans balance	$169,290,151	$97,201,373	$77,148,005	$15,027,752	$163,083	$1,055,793	$359,886,157
The following tables presents information related to impaired loans by class of loans as of and for the period ended June 30, 2021 and 2020:
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
2021
With no related allowance recorded:
Real estate loans:
One-to-four family	$2,384,978	$1,879,398	$—	$1,888,649	$8,197
Commercial	559,678	321,748	—	317,957	2,504
Multi-family	—	—	—	—	—
Business loans	1,405,005	—	—	620,284	—
Home equity loans	15,735	2,535	—	10,235	—
Other	6,821	—	—	—	—
	4,372,216	2,203,681	—	2,837,124	10,701
With an allowance recorded:
Real estate loans:
One-to-four family	—	—	—	—	—
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Business loans	—	—	—	—	—
Home equity loans	—	—	—	—	—
Other	—	—	—	—	—
	—	—	—	—	—
Total	$4,372,216	$2,203,681	$—	$2,837,124	$10,701

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
2020
With no related allowance recorded:
Real estate loans:
One-to-four family	$1,893,585	$1,529,271	$—	$72,822	$9,312
Commercial	539,936	249,551	—	41,592	2,795
Multi-family	—	—	—	—	—
Business loans	1,762,289	600,000	—	300,000	3,474
Home equity loans	15,735	15,735	—	15,735	178
Other	14,192	—	—	—	—
	4,225,737	2,394,557	—	430,149	15,759
With an allowance recorded:
Real estate loans:
One-to-four family	—	—	—	—	—
Commercial	—	—	—	—	—
Multi-family	—	—	—	—	—
Business loans	—	—	—	—	—
Home equity loans	—	—	—	—	—
Other	—	—	—	—	—
	—	—	—	—	—
Total	$4,225,737	$2,394,557	$—	$430,149	$15,759
For the years ended June 30, 2021 and 2020, cash basis interest income recognized approximates the accrual basis interest income recognized. The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.
The following table presents the aging of the recorded investment in past due loans as of June 30, 2021 and 2020 by class of loans:
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 Days Past Due Still on Accrual	Nonaccrual	Total Past Due and Nonaccrual	Loans Not Past Due	Total
2021
Real estate loans
One-to-four family	$4,638	$284,117	$—	$1,473,280	$1,762,035	$193,881,383	$195,643,418
Commercial	—	—	—	301,637	301,637	121,909,852	122,211,489
Multi-family	—	101,121	—	—	101,121	136,475,237	136,576,358
Commercial loans
Business loans	—	—	—	—	—	8,939,137	8,939,137
Consumer loans
Home equity loans	—	—	—	2,535	2,535	29,101	31,636
Other		—	—	—	—	822,148	822,148
Total	$4,638	$385,238	$—	$1,777,452	$2,167,328	$462,056,858	$464,224,186

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 Days Past Due Still on Accrual	Nonaccrual	Total Past Due and Nonaccrual	Loans Not Past Due	Total
2020
Real estate loans
One-to-four family	$20,934	$259,017	$—	$1,096,035	$1,375,986	$167,914,165	$169,290,151
Commercial	—	2,396,900	72,571	218,742	2,688,213	94,513,160	97,201,373
Multi-family	—	—	—	—	—	77,148,005	77,148,005
Commercial loans
Business loans	—	85,000	—	600,000	685,000	14,342,752	15,027,752
Consumer loans
Home equity loans	—	—	—	15,735	15,735	147,348	163,083
Other		—	—	—	—	1,055,793	1,055,793
Total	$20,934	$2,740,917	$72,571	$1,930,512	$4,764,934	$355,121,223	$359,886,157
Troubled Debt Restructurings:
Restructured loans totaled $426,000 and $464,000 at June 30, 2021 and 2020, respectively. These loans are considered troubled debt restructurings and are classified as impaired at June 30, 2021 and 2020. There were no specific loan loss allowance allocations for the loans at June 30, 2021 and 2020. No additional loan commitments are outstanding to these borrowers.
During the year ending June 30, 2021, no loans were modified as a troubled debt restructuring. During the year ending June 30, 2020, no loans were modified as a troubled debt restructuring.
A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. There were no defaults on troubled debt restructurings within twelve months following the modification during the year ending June 30, 2021.
In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.
The Company is working with borrowers impacted by COVID-19 and providing modifications to include deferral of interest and/or principal payments for up to 6 months. Certain borrowers may have an extended deferral period. These modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of federal banking regulators. As of June 30, 2021, total COVID-19 related deferrals were approximately $114,000, representing less than 1% of borrowers. As of June 30, 2020, total COVID-19 related deferrals were approximately $42,212,000, representing 8.8% of borrowers.
Credit Quality Indicators:
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes real estate commercial and home equity loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:
Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Certain loans in the substandard category are classified as impaired.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are included in groups of homogeneous loans and are evaluated based on past due status, which was previously presented.
Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:
	Pass	Special Mention	Substandard	Total
June 30, 2021
Real estate loans
One-to-four family	$192,263,370	$346,001	$3,034,047	$195,643,418
Commercial	106,444,923	12,627,395	3,139,171	122,211,489
Multi-family	135,542,148	1,034,210	—	136,576,358
Commercial loans
Business loans	8,842,766	56,380	39,991	8,939,137
Consumer loans
Home equity loans	29,101	—	2,535	31,636
Other	822,148	—	—	822,148
Total	$443,944,456	$14,063,986	$6,215,744	$464,224,186
	Pass	Special Mention	Substandard	Total
June 30, 2020
Real estate loans
One-to-four family	$163,939,682	$2,002,467	$3,348,002	$169,290,151
Commercial	87,240,486	3,917,832	6,043,055	97,201,373
Multi-family	75,837,764	661,670	648,571	77,148,005
Commercial loans
Business loans	14,254,434	85,000	688,318	15,027,752
Consumer loans
Home equity loans	147,348	—	15,735	163,083
Other	1,055,793	—	—	1,055,793
Total	$342,475,507	$6,666,969	$10,743,681	$359,886,157
Purchased Loans Through Acquisitions:
The Company purchased loans through two separate acquisitions during year-end 2016 originally totaling $131,870,162; some of these loans were sold and the amount of retained loans was $103,770,846, net of a $1,873,681 net discount. The net discount represents the fair value adjustment on loans purchased attributed to both credit and interest rate risk.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 4 - LOANS(Continued)
The accretable yield, or income expected to be recognized on purchased loans, net of premium amortization, is as follows:
	2021	2020
Beginning of the year	$478,153	$740,330
Net accretion of discount to interest income	(166,572)	(277,838)
Charge-offs on loans purchased with premiums (discount)	—	15,661
End of the year	$311,581	$478,153
At June 30, 2021 and 2020, the balance of retained loans having a purchase discount or premium was approximately $24,342,153 and $34,108,346, respectively.
NOTE 5 - PREMISES AND EQUIPMENT
Premises and equipment as of June 30, 2021 and 2020 are as follows:
	2021	2020
Land	$3,584,731	$3,584,731
Buildings and improvements	13,493,290	13,261,257
Furniture and equipment	3,280,192	2,577,841
Automobiles	52,167	223,167
Construction in progress	—	375,655
Total cost	20,410,379	20,022,651
Less accumulated depreciation	(4,998,791)	(4,327,675)
	$15,411,588	$15,694,976
Depreciation expense was $756,000 and $727,000 for the years ended June 30, 2021 and 2020, respectively. At June 30, 2020, construction in progress included capital expenditures for branch improvements and ATM repairs and replacements.
NOTE 6 - LEASES
Lessor Arrangements
Rent income from real estate was $185,000 and $ 202,000 for the years ended 2021 and 2020. Base rent income commitments, before considering renewal options that generally are present, were approximately:
2022	$131,000
2023	133,000
2024	72,000
2025	74,000
2026	76,000
Total	$486,000
Lessee Arrangements
The Company enters into leases in the normal course of business primarily for financial centers, back-office operations locations, and business development offices. The Company’s leases have remaining terms ranging from 1.0 to 7.8 years, some of which include termination or renewal options to extend the lease for up to 5 years. The Company’s leases do not include residual value guarantees or covenants.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 6 - LEASES(Continued)
The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company’s balance sheet.
Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right- of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.
The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. As of June 30, 2021, the Company’s incremental borrowing rate is based on the CIBC Amortizing Loan Term Rate of Prime less twenty-five basis points, adjusted for the lease term and other factors. As of June 30, 2020, the Company’s incremental borrowing rate is based on the CIBC Amortizing Loan Term Rate of Prime less fifteen basis points, adjusted for the lease term and other factors.
Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:
Balance Sheet Classification	2021	2020
Right-of-use assets:
Operating lease - Other assets	$470,000	$508,000
Total right-of-use-assets	$470,000	$508,000
Lease liabilities:
Operating leases -
Accrued interest payable and other liabilities	$470,000	$508,000
Total lease liabilities	$470,000	$508,000
Lease Expense
The total operating lease cost for the year ending June 30, 2021 was $82,000.
Lease Obligations
Future undiscounted lease payments for operating leases with initial terms of one year or more as of June 30, 2021 are as follows:
2022	$79,000
2023	69,000
2024	70,000
2025	75,000
2026	73,000
Thereafter	206,000
Total undiscounted lease payments	572,000
Less: imputed interest	102,000
Net lease liabilities	$470,000

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 6 - LEASES(Continued)
Supplemental Lease Information
	2021	2020
Operating lease weighted average remaining lease term (years)	7.60	8.57
Operating lease weighted average discount rate	5.30%	5.35%
NOTE 7 - OTHER REAL ESTATE OWNED
Activity in other real estate owned was as follows:
	2021	2020

Beginning of year	$297,544	$297,544
Loans transferred in	155,800	—
Sale proceeds	(303,816)	—
Net gain on sales	7,052	—
Valuation adjustments	—	—
End of year	$156,580	$297,544
At June 30, 2021, the Company had six mortgage loans and three commercial mortgage loans, totaling $974,000, secured by residential real estate properties for which formal foreclosure proceedings are in process.
NOTE 8 - CORE DEPOSIT INTANGIBLE
Core deposit intangible assets were as follows at year-end:
	2021	2020
Gross carrying value	$1,225,421	$1,225,421
Accumulated amortization	(687,242)	(546,415)
	$538,179	$679,006
Aggregate amortization expense was $141,000 and $141,000 for the years ended June 30, 2021 and 2020, respectively.
Estimated amortization expense for each of the next five years, and thereafter, is as follows:
2022	$140,827
2023	114,717
2024	105,997
2025	105,997
2026	70,641
Thereafter	—
Total	$538,179

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 9 - DEPOSITS
Deposit account balances as of June 30, 2021 and 2020 are summarized as follows:
	2021	2020
Non-interest-bearing checking	$86,706,496	$62,057,465
Savings	113,184,394	97,725,310
NOW accounts	15,076,719	13,574,277
Money market	54,806,920	49,901,563
	269,774,529	223,258,615
Certificates of deposit	181,982,602	133,442,151
Individual retirement accounts	14,555,725	16,639,453
	196,538,327	150,081,604
	$466,312,856	$373,340,219
Included in certificates of deposit are brokered certificates of deposits of $60,000,000 as of June 30, 2021. Time deposits of $250,000 and over totaled $70,456,000 and $14,680,000 at June 30, 2021 and 2020, respectively.
At June 30, 2021, stated maturities of time deposits for the next five years were as follows:
2022	$84,581,162
2023	29,927,890
2024	30,947,446
2025	18,647,595
2026	28,234,542
Total	$192,338,635
NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES
Advances from the Federal Home Loan Bank were as follows, as of June 30:
	2021	2020
One year term, at a rate of 0.0%, maturing May 3, 2021	$—	$4,000,000
One year term, at a rate of 0.0%, maturing May 31, 2022	5,000,000	—
Total	$5,000,000	$4,000,000
At June 30, 2021, the advances were collateralized by $221.9 million of one-four family, multi-family and home equity loans under a blanket lien. As of June 30, 2021, the Bank had $216.9 million in additional credit capacity with the Federal Home Loan Bank based on parameters set by the Federal Home Loan Bank.
NOTE 11 - NOTE PAYABLE
Notes payable were as follows, as of June 30:
	2021	2020
3.25% amortizing note, interest rate equal to the Prime Rate less 25 basis points, floating, maturing October 19, 2023	$7,000,000	$7,750,000
Total	$7,000,000	$7,750,000
The amortizing note requires quarterly principal payments of $250,000 in addition to interest on the unpaid principal amount. The notes are secured by all of the stock of the Bank and contain certain financial covenants, including ratios related to the Company’s capital position and non-performing loans. At June 30, 2021 and 2020, the Company was in compliance with its financial covenants.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 12 - INCOME TAXES
The components of the provision for income taxes are as follows:
	2021	2020
Current
Federal	$—	$—
State	—	—
	—	—
Deferred	1,500,500	1,232,500
	$1,500,500	$1,232,500
Deferred tax assets (liabilities) are comprised of the following at June 30:
	2021	2020
Federal net operating loss carry forward	$604,187	$2,047,270
State net operating loss carry forward	4,313,993	4,829,723
Bad debts	1,040,633	898,138
Stock option and RRP	175,035	149,437
Gross deferred tax assets	6,133,848	7,924,568
Depreciation and other	(237,097)	(29,313)
Purchase accounting adjustments	(284,593)	(282,596)
Unrealized gain on securities available for sale	(212,566)	(255,363)
FHLB stock dividends	(20,327)	(20,327)
Gross deferred tax liabilities	(754,583)	(587,599)
Valuation allowance for deferred tax assets	(100,000)	(600,000)
Net deferred tax assets	$5,279,265	$6,736,969
The difference between income tax (benefit) expense in the financial statements and amounts computed by applying the current federal income tax rate (21% in 2021 and 2020) to income before income taxes is reconciled as follows for the year ended June 30:
	Year Ended June 30
	2021	2020
Income taxes computed at the statutory rate	$1,400,050	$687,154
State income tax, net of federal income tax effect	601,019	247,274
Change in valuation allowance for deferred tax assets	(500,000)	300,000
Other, net	(569)	(1,928)
Income tax expense	$1,500,500	$1,232,500
At June 30, 2021 and 2020, the Company had federal net operating loss carry forwards of approximately $2.9 million and $9.7 million expiring in 2036 and state net operating loss carry forwards of approximately $57.5 million and $64.4 million expiring between 2022 and 2028. Valuation allowances of $100,000 and $600,000 were allocated to the acquired Illinois Net Loss Deduction (NLD) carryforwards as of June 30, 2021 and 2020, respectively.
Prior to 1997, the Bank had qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income a provision for bad debts that differs from the provision charged to income on the financial

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 12 - INCOME TAXES(Continued)
statements. Retained earnings at June 30, 2021 include approximately $6.1 million for which no deferred federal income tax liability has been recorded. This deferred federal income tax liability approximates $1.7 million. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1.7 million would be recorded as expense.
The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Illinois. The Bank is no longer subject to examination by taxing authorities for years before 2018.
NOTE 13 - EMPLOYEE BENEFITS
The Company established a 401(k) Plan to provide eligible employees with retirement savings benefit. Generally, all employees of the Company and the Bank (including officers) are eligible to participate in the Plan, if over the age of 18 and have completed one year of service. Employees may elect to make contributions, or deferrals, on a pre-tax basis or after-tax basis (Roth Contributions), to the Plan and the Company will contribute a safe harbor matching contribution in an amount equal to: (i) 100% of the employee contribution, not in excess of 3% of compensation, plus (ii) 50% of the employee contribution that exceeds 3% of compensation but does not exceed 5% of compensation. The Plan is subject to certain requirements of the Internal Revenue Code and ERISA. Total 401(k) match benefit that has been charged against income for the plan was $100,000 and $93,000 for 2021 and 2020.
NOTE 14 - STOCK-BASED COMPENSATION
The Company has two share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $289,000 for 2021 and $301,000 for 2020.
Stock Option Plan
The Company’s 2005 stock option plan (the Plan), which is stockholder approved, permits the grant of options to purchase shares of the Company’s common stock to its employees and directors of up to 264,500 shares of common stock. At June 30, 2021, there are no shares available for future grants under this plan. The Company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards generally have vesting periods of 5 years and have 10-year contractual terms. The Company has a policy of using shares held as treasury stock to satisfy option exercises. Currently, the Company has a sufficient number of treasury shares to satisfy expected option exercises.
A summary of the activity in the 2005 stock option plan for 2021 follows:
	Shares	Average Exercise Price	Weighted Average Remaining Years of Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	60,880	$8.82
Granted	—	—
Exercised	(6,980)	8.82
Forfeited or expired	—	—
Outstanding at end of year	53,900	$8.82	4.05	$589,127
Exercisable at end of year	53,900	$8.82	4.05	$589,127
Vested or expected to vest	53,900	$8.82	4.05	$589,127

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 14 - STOCK-BASED COMPENSATION(Continued)
As of June 30, 2021, all options have vested and all compensation cost for options granted under the 2005 stock option plan has been recognized.
Equity Incentive Plan
On November 22, 2018, the Board approved the 2018 Equity Incentive Plan omnibus equity compensation program and allocated 350,000 unissued shares of common stock which permits the grant of options to purchase shares of the Company’s common stock, the grant of restricted stock awards, stock appreciation rights, and/or cash inventive awards to its employees and directors. At June 30, 2021, there are 229,200 shares available for future grants under this plan. The Company believes that such awards better align the interests of its employees with those of its stockholders. Options and awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; the options and awards granted have vesting periods of 4 years and have 10-year contractual terms. The Company has a policy of using shares held as treasury stock to satisfy option exercises. Currently, the Company has a sufficient number of treasury shares to satisfy expected option exercises.
Restricted Stock Awards
On July 13, 2020 the Board granted 7,000 restricted stock awards under the Equity Incentive Plan. The following is the summary of the activity for the year end June 30, 2021:
	Shares	Weighted Average Grant Date Fair Value
Non-vested at June 30, 2020	28,600	$14.66
Granted	7,000	11.65
Vested	(11,000)	14.88
Forfeited	—	—
Non-vested at June 30, 2021	24,600	$13.81
As of June 30, 2021, there was approximately $193,000 of total unrecognized compensation cost related to outstanding non-vested shares granted under the Plan. The cost is expected to be recognized over a period of 2.7 years.
Stock Options
On December 31, 2018, the Board granted 78,600 stock options under the Equity Incentive Plan. The following is the summary of the activity:
	Shares	Average Exercise Price	Weighted Average Remaining Years of Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	76,100	$14.30
Granted	—	—
Exercised	(16,800)	14.30
Forfeited or expired	—	—
Outstanding at end of year	59,300	$14.30	7.50	$342,260
Exercisable at end of year	20,000	$14.30	7.50	$109,000
Vested or expected to vest	59,300	$14.30	7.50	$342,260

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 14 - STOCK-BASED COMPENSATION(Continued)
As of June 30, 2021, $135,000 of unrecognized compensation cost related to non-vested stock options granted under the plan remains.
NOTE 15 - EARNINGS PER SHARE
The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the years ended June 30:
	2021	2020
Basic and diluted earnings per share
Basic EPS
Net income for the year ended June 30	$5,166,405	$2,039,662
Weighted average common shares outstanding	2,567,573	2,556,518
Basic earnings per share	$2.01	$0.80
Diluted EPS
Net income for the year ended June 30	$5,166,405	$2,039,662
Weighted average common shares outstanding	2,567,573	2,556,518
Add effect of assumed exercise of dilutive stock options	10,959	—
Total shares – diluted EPS	2,578,532	2,556,518
Diluted earnings per share	$2.00	$0.80
During the year ended June 30, 2021, no shares were considered antidilutive. During the year ended June 30, 2020, 1,990 were considered antidilutive.
NOTE 16 - LOAN COMMITMENTS AND OTHER OFF-BALANCE-SHEET ACTIVITY
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for loans recorded in the statement of financial condition.
At June 30, 2021 and 2020, commitments to extend credit were approximately:
	2021	2020
Unused lines of credit	$22,555,000	$20,354,000
Commitment to fund loans	$8,790,000	$14,278,000
At June 30, 2021 and 2020, the Company had standby letters of credit of $181,000 and $221,000. These are considered financial guarantees. The fair value of these guarantees was not considered material.
NOTE 17 - REGULATORY MATTERS
Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 17 - REGULATORY MATTERS(Continued)
requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2021, the Bank meets all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2021 and 2020, the most recent notification from regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
The Federal Banking regulators approved new rules to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act, as amended. The Bank is subject to a 2.50% capital conservation buffer above the minimum capital requirements presented below:
	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Correction Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2021
Common equity tier 1 (to risk-weighted assets)	$48,561	13.00%	$16,695	4.50%	$24,114	6.50%
Total capital (to risk-weighted assets)	52,419	14.03	29,679	8.00	37,099	10.00
Tier I capital (to risk-weighted assets)	48,561	13.00	22,259	6.00	29,679	8.00
Tier I capital (to average assets	48,561	9.27	20,953	4.00	26,192	5.00

2020
Common equity tier 1 (to risk-weighted assets)	$41,069	14.39%	$12,842	4.50%	$18,549	6.50%
Total capital (to risk-weighted assets)	44,220	15.50	22,829	8.00	28,537	10.00
Tier I capital (to risk-weighted assets)	41,069	14.39	17,122	6.00	22,829	8.00
Tier I capital (to average assets	41,069	9.94	16,531	4.00	20,663	5.00
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. At year-end 2021, the Bank could, without prior approval, declare dividends of approximately $4.2 million.
NOTE 18 - RELATED-PARTY TRANSACTIONS
At June 30, 2021 and 2020, the Bank had loans to principal officers, directors, and their affiliates of $568,000 and $738,000.
Deposits from principal officers, directors, and their affiliates at year-end 2021 and 2020 were $461,000 and $457,000, respectively.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 19 - FAIR VALUES
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Securities: The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
Other Real Estate Owned: The fair value of other real estate owned with a direct write-down during the year are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
Assets and liabilities measured at fair value on a recurring basis are summarized below:
	Total	Fair Value Measurements at Year End Using Significant Other Observable Inputs (Level 2)
2021
Asset:
Available for sale debt securities:
Corporate bonds	$3,398,616	$3,398,616
Federal National Mortgage Association	10,000,300	10,000,300
Municipal taxable bonds	18,489,931	18,489,931
Total	$31,888,847	$31,888,847
2020
Asset:
Available for sale debt securities:
Corporate bonds	$3,475,479	$3,475,479
Federal National Mortgage Association	10,226,950	10,226,950
Municipal taxable bonds	17,653,412	17,653,412
Total	$31,355,841	$31,355,841

ROYAL FINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021 and 2020
NOTE 19 - FAIR VALUES(Continued)
Assets and liabilities measured at fair value on a non-recurring basis are summarized below:
	Total	Fair Value Measurements at Year End Using Significant Unobservable Inputs (Level 3)
2021
Other real estate owned	$156,580	$156,580
2020
Other real estate owned	$297,544	$297,544
Other real estate owned which is measured at the lower of cost or fair value less costs to sell, had a carrying amount of $156,580 at June 30, 2021, resulting in no write-downs for the year ended June 30, 2021.
Other real estate owned which is measured at the lower of cost or fair value less costs to sell, had a carrying amount of $297,544 at June 30, 2020, resulting in no write-downs for the year ended June 30, 2020.
The carrying amounts and estimated fair values of financial instruments at June 30, 2021 and 2020 are as follows:
	2021		2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$12,832,392	$12,832,392	$14,763,277	$14,763,277
Loans, net (excluding impaired at fair value)	460,366,062	459,954,062	356,735,349	357,066,349
Accrued interest receivable	2,219,654	2,219,654	1,788,867	1,788,867

Financial liabilities:
Deposits	466,312,856	467,319,454	373,340,219	375,145,806
FHLB Advances	5,000,000	5,000,000	4,000,000	4,000,000
Note payable	7,000,000	7,000,000	7,750,000	7,750,000
Accrued interest payable	43,110	43,110	92,454	92,454
In accordance with our adoption of ASU 2016-01, the methods utilized to measure the fair value of financial instruments at June 30, 2021 and 2020 represent an approximation of exit price, however, an actual exit price may differ.
NOTE 20 - SUBSEQUENT EVENTS
On July 28, 2021, the Company and Finward Bancorp, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Finward Bancorp will acquire the Company and the Bank. Under the terms of the Merger Agreement, each share of Company common stock will be converted into the right to receive either $20.14 or 0.4609 shares of Finward Bancorp common stock. Stockholders holding less than 101 shares of Royal Financial, Inc. common stock will only have the right to receive fixed consideration of $20.14 in cash and will not be entitled to make an election with respect to the merger consideration.
The Merger Agreement contains representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. Consummation of the transaction remains subject to customary closing conditions, including receipt of requisite stockholder approval and all required regulatory approvals. The merger is anticipated to be completed in the second quarter of 2022.

SUPPLEMENTARY INFORMATION

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATING SCHEDULE OF FINANCIAL CONDITION
June 30, 2021
	Royal Savings Bank	Royal Financial, Inc.	Eliminating Entries	Royal Financial Inc. Consolidated
ASSETS
Cash and non-interest bearing balances in financial institutions	$3,470,428	$616,707	$(616,707)	$3,470,428
Interest bearing balances in financial institutions	9,259,546	—	—	9,259,546
Federal funds sold	102,418	—	—	102,418
Total cash and cash equivalents	12,832,392	616,707	(616,707)	12,832,392

Investment certificates of deposit	492,000	—	—	492,000
Securities available for sale	31,888,847	—	—	31,888,847
Investment in subsidiary	—	53,209,560	(53,209,560)	—
Loans receivable, net	460,366,062	—	—	460,366,062
Federal Home Loan Bank stock, at cost	1,302,900	—	—	1,302,900
Premises and equipment, net	15,411,588	—	—	15,411,588
Accrued interest receivable	2,219,654	—	—	2,219,654
Other real estate owned	156,580	—	—	156,580
Deferred tax asset	3,903,940	1,375,325	—	5,279,265
Core deposit intangibles	538,179	—	—	538,179
Goodwill	1,755,189	—		1,755,189
Other assets	1,461,400	43,914	(25,000)	1,480,314
Total assets	$532,328,731	$55,245,506	$(53,851,267)	$533,722,970

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$466,929,563	$—	$(616,707)	$466,312,856
Advances from borrowers for taxes and insurance	6,060,645	—	—	6,060,645
Notes payable	—	7,000,000	—	7,000,000
Federal Home Loan Bank Advances	5,000,000	—	—	5,000,000
Accrued interest payable and other liabilities	1,128,963	131,506	(25,000)	1,235,469
Total liabilities	479,119,171	7,131,506	(641,707)	485,608,970

Stockholders’ equity
Preferred stock	—	—	—	—
Common stock	100	26,450	(100)	26,450
Additional paid-in capital	34,904,124	24,434,505	(34,904,124)	24,434,505
Retained earnings	17,505,682	23,519,345	(17,505,682)	23,519,345
Treasury stock, at cost	—	(665,954)	—	(665,954)
Accumulated other comprehensive income (loss), net of tax	799,654	799,654	(799,654)	799,654
Total stockholders’ equity	53,209,560	48,114,000	(53,209,560)	48,114,000

Total liabilities and stockholders’ equity	$532,328,731	$55,245,506	$(53,851,267)	$533,722,970
See independent auditor’s report.

ROYAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATING SCHEDULE OF INCOME
Year ended June 30, 2021
	Royal Savings Bank	Royal Financial, Inc.	Eliminating Entries	Royal Financial Inc. Consolidated
Interest income
Loans, including fees	$18,210,576	$—	$—	$18,210,576
Securities	685,775	—	—	685,775
Federal funds sold and other	42,064	—	—	42,064
Total interest income	18,938,415	—	—	18,938,415
Interest expense
Deposits	2,091,461	—	—	2,091,461
Borrowings	859	223,842	—	224,701
Total interest expense	2,092,320	223,842	—	2,316,162

Net interest income	16,846,095	(223,842)	—	16,622,253
Provision for loan losses	500,000	—	—	500,000
Net interest income after provision for loan losses	16,346,095	(223,842)	—	16,122,253

Non-interest income
Service charges on deposit accounts	646,694	—	—	646,694
Secondary mortgage market fees	348	—	—	348
Rental income	184,698	—	—	184,698
Gain on sale of securities	—	—	—	—
Gain on sale of fixed assets	7,880	—	—	7,880
Dividend income from subsidiary	—	409,000	(409,000)	—
Equity in undistributed earnings	—	5,141,419	(5,141,419)	—
of subsidiary	—			—
Other	1,254	—	—	1,254
Total non-interest income	840,874	5,550,419	(5,550,419)	840,874
Non-interest expense
Salaries and employee benefits	4,692,476	10,954	—	4,703,430
Occupancy and equipment	2,168,186	2,400	—	2,170,586
Data processing	973,049	—	—	973,049
Professional services	433,688	282,935	—	716,623
Director fees	163,200	16,800	—	180,000
Marketing	125,928	—	—	125,928
FDIC insurance expense	306,422	—	—	306,422
Insurance premiums	99,202	—	—	99,202
Other real estate expenses, net	1,970	—	—	1,970
Core deposit intangibles amortization	140,827	—	—	140,827
Other	878,102	83	—	878,185
Total non-interest expense	9,983,050	313,172	—	10,296,222

Income before income taxes	7,203,919	5,013,405	(5,550,419)	6,666,905
Income tax expense (benefit)	1,653,500	(153,000)	—	1,500,500
Net income	$5,550,419	$5,166,405	$(5,550,419)	$5,166,405
See independent auditor’s report.

Appendix A
Agreement and Plan of Merger

by and among

Finward Bancorp

and

Royal Financial, Inc.
Dated as of July 28, 2021

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS
Term	Section
1933 Act	Section 6.02(a)
1934 Act	Section 3.03(d)
Acquisition Agreement	Section 5.06(c)
Acquisition Proposal	Section 5.06(e)
Adjusted Stock Consideration	Exhibit 7.01(m)
Adjusted Stock Price	Exhibit 7.01(m)
Adverse Recommendation Change	Section 5.06(c)
Adverse Recommendation Change Notice	Section 5.06(c)
Agreed Director	Section 1.01(b)
Agreement	Preamble
Antitakeover Provision	Section 3.14
Average FNWD Closing Price	Exhibit 7.01(m)
Bank Merger	Section 1.05
BHC Act	Recitals
Boenning	Section 3.22
BSA/AML Law	Section 3.30
Cash Adjustment Amount	Exhibit 7.01(m)
Cash Consideration	Section 2.01
Cash Conversion Number	Section 2.01
Cash Election	Section 2.02(a)
Cash Election Shares	Section 2.02(a)
Cash/Stock Consideration	Section 2.02(a)
Change in Control Payments	Section 5.19
CIBC LOC	Section 5.16
Closing	Section 10.01
Closing Date	Section 10.01
Closing Shares Amount	Exhibit 7.01(m)
COBRA	Section 5.15(b)
Confidentiality Agreement	Section 11.08
Code	Section 1.03
Data Processing Agreement	Section 7.01(l)
DGCL	Section 1.06
Department	Section 3.15(a)(i)
Designated Environmental Consultant	Section 5.12(a)
Determination Date	Section 8.01(i)
Dispute Matters	Section 7.01(j)(ii)
Dissenting Shares	Section 1.06
Election Deadline	Section 2.02(b)
Election Form	Section 2.02(a)
Employee Agreements	Section 3.16
Employment Agreement	Section 5.19
Environmental Cost Notice	Section 5.12(b)
Environmental Cost Objection	Section 5.12(b)
Environmental Laws	Section 3.11(c)
Environmental Liabilities	Section 5.12(b)
Equity Shortfall	Exhibit 7.01(m)
ERISA	Section 3.15(a)
ERISA Affiliate	Section 3.15(a)
Estimated Clean-up Costs	Section 5.12(b)
A-iv

Term	Section
Exchange Agent	Section 2.02(a)
Exchange Ratio	Section 2.01
Exempt Employees	Section 5.15(b)
Exempt RYFL Stock	Section 2.01
Existing Policy	Section 6.06(b)
Fill Option	Section 8.01(i)
Final Index Price	Section 8.01(i)
Final Price	Section 8.01(i)
First Trigger Fill	Section 8.01(i)
FNWD	Preamble
FNWD Disclosure Schedule	Article IV, 1st paragraph
FNWD Financial Statements	Section 4.07(a)
FNWD IT Assets	Section 4.20
FNWD Market Value	Section 8.01(i)
FNWD Regulatory Agreement	Section 4.22
FNWD Stockholders’ Meeting	Section 6.03
FRB	Recitals
GAAP	Article III, 3rd paragraph
Governmental Authority	Section 5.13
IBCL	Section 1.01(a)
Independent Environmental Consultant	Section 5.12(b)
Index	Section 8.01(i)
Initial Index Price	Section 8.01(i)
Initial Price	Section 8.01(i)
Investigation Period	Section 5.12(a)
Joint Proxy Statement	Section 6.02(a)
Joint Proxy Statement/Prospectus	Section 6.02(a)
knowledge (relating to FNWD)	Article IV, 3rd paragraph
knowledge (relating to RYFL)	Article III, 3rd paragraph
Law	Section 3.05(a)
Loan(s)	Section 5.03(a)(iv)
Loan Termination Documents	Section 5.16
Mailing Date	Section 2.02(a)
Material Adverse Effect on FNWD	Article IV, 2nd paragraph
Material Adverse Effect on RYFL	Article III, 2nd paragraph
Material Contracts	Section 3.09(a)
Maximum Amount	Section 6.06(b)
Merger	Section 1.01(a)
Merger Consideration	Section 2.01
Mixed Election	Section 2.02(a)
Mutual Termination of Employment Agreement	Section 5.19
NASDAQ	Section 6.02(c)
Non-Election	Section 2.02(a)
Non-Election Shares	Section 2.02(a)
Non-Exempt Employees	Section 5.15(b)
Non-Retained Employees	Section 5.15(b)
Odd-Lot Holders	Section 2.01
Offered Employee	Section 5.20
Old Certificate	Section 2.06(a)
Option Cancellation Agreement	Section 2.03(a)
A-v

Term	Section
OREO	Section 3.11(a)
Outside Date	Section 8.01(b)(iii)
Payoff Amount	Section 5.16
Payoff Date	Section 5.16
Peoples Bank	Recitals
Peoples Bank 401(k) Plan	Section 5.17(e)
Person	Sections 2.06(f), 5.06(e)
Plan Termination Date	Section 5.17(b)
Prospectus	Section 6.02(a)
Qualifying Termination Event	Section 6.04(i)
Registration Statement	Section 6.02(a)
Regulatory Approvals	Section 7.01(e)
Related Agreements	Section 11.07
Release Agreement	Section 5.15(b)
Replacement Policy	Section 6.06(b)
Retained Employees	Section 5.15(b)
Royal Bank	Recitals
RYFL	Preamble
RYFL 401(k) Plan	Section 5.17(a)
RYFL 2018 Equity Plan	Section 2.03(a)
RYFL Adjusted Consolidated Stockholders’ Equity	Section 7.01(m)
RYFL Common Stock	Section 1.02
RYFL Disclosure Schedule	Article III, 1st paragraph
RYFL Equity Plans	Section 2.03(a)
RYFL Financial Statements	Section 3.08(a)
RYFL Indemnified Party	Section 6.06(a)
RYFL IT Assets	Section 3.28
RYFL Option Plan	Section 2.03(a)
RYFL Options	Section 2.03(a)
RYFL Plan(s)	Section 3.15(a)
RYFL Regulatory Agreement	Section 3.31
RYFL Restricted Stock Award	Section 2.03(b)
RYFL Severance Benefits Plan	Section 5.15(b)
RYFL Stockholders’ Meeting	Section 5.01
Sarbanes-Oxley Act	Section 3.05(c)
SEC	Section 4.17
Second Trigger Fill	Section 8.01(i)
Second Trigger Price	Section 8.01(i)
SEC Reports	Section 4.17
Shortfall Number	Section 2.02(c)(ii)
Standard Permitted Exceptions	Section 3.11(b)
Stock Consideration	Section 2.01
Stock Conversion Number	Section 2.01
Stock Election	Section 2.02(a)
Stock Election Number	Section 2.02(a)
Stock Election Shares	Section 2.02(a)
Subsequent RYFL Financial Statements	Section 5.11
Subsidiaries (relating to FNWD)	Article IV, 3rd paragraph
Subsidiaries (relating to RYFL)	Article III, 3rd paragraph
Superior Proposal	Section 5.06(f)
A-vi

Term	Section
Surviving Bank	Section 1.05
Surviving Corporation	Section 1.01(a)
Termination Fee	Section 8.02(b)
Unpermitted Exceptions	Section 3.11(b)
Voting Agreement	Recitals
A-vii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 28th day of July, 2021, by and between Finward Bancorp, an Indiana corporation (“FNWD”), and Royal Financial, Inc., a Delaware corporation (“RYFL”).
RECITALS
WHEREAS, FNWD is an Indiana corporation registered as a financial holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Munster, Indiana; and
WHEREAS, RYFL is a Delaware corporation registered as a bank holding company with the FRB under the BHC Act, with its principal office located in Chicago, Illinois; and
WHEREAS, FNWD and RYFL seek to affiliate through a corporate reorganization whereby RYFL will merge with and into FNWD, and thereafter or simultaneously therewith, Royal Savings Bank, an Illinois state chartered savings bank and wholly-owned subsidiary of RYFL (“Royal Bank”), will be merged with and into Peoples Bank, an Indiana state-chartered commercial bank and wholly-owned subsidiary of FNWD (“Peoples Bank”); and
WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and
WHEREAS, the Boards of Directors of each of the parties hereto intend this Agreement to be designated a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and a plan of merger; and
WHEREAS, as an inducement for FNWD to enter into this Agreement, each of the directors and an executive officer of RYFL and Royal Bank have entered into a Voting Agreement with FNWD substantially in the form of Exhibit 5.01 hereto, dated as of the date hereof (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of RYFL owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreements.
NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of RYFL with and into FNWD, and the mode of carrying such merger into effect as follows:
ARTICLE I.

THE MERGER
1.01 The Merger.
(a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX) hereof, RYFL shall merge with and into and under the Articles of Incorporation of FNWD (the “Merger”). FNWD shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.
(b) Name, Officers, and Directors. The name of the Surviving Corporation shall be “Finward Bancorp,” and its principal office shall be located at 9204 Columbia Avenue, Munster, Indiana 46321. The officers of FNWD serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of FNWD at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director; provided that, FNWD shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the By-Laws of FNWD, a current director or executive officer of RYFL, as shall be mutually agreed upon by FNWD and RYFL (the “Agreed Director”), shall be appointed as a director of FNWD.
(c) Articles of Incorporation and By-Laws.The Articles of Incorporation and By-Laws of FNWD in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable Law.
(d) Effect of the Merger. At the Effective Time, the title to all assets, real estate, and other property owned by RYFL shall vest in the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of RYFL shall become liabilities of the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended.
(e) Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to the terms of this Agreement and the IBCL, and this Agreement shall also constitute the “plan of merger” pursuant to Indiana Code Section 23-1-40-1. If required, the parties agree to enter into a separate short-form plan of merger evidencing the terms required by Indiana Code Section 23-1-40-1. The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.
1.02 Reservation of Right to Revise Structure. At FNWD’s election, the Merger may alternatively be structured so that (a) RYFL is merged with and into any other direct or indirect wholly-owned subsidiary of FNWD; or (b) any direct or indirect wholly-owned subsidiary of FNWD is merged with and into RYFL; provided that, no such change shall (1) alter or change the amount or kind of the Merger Consideration (as defined in Section 2.01) or the treatment of the holders of common stock, par value $0.01 per share, of RYFL (the “RYFL Common Stock”) (including the holders of RYFL Restricted Stock Awards, as defined in Section 2.03(b)), or the holders of options for RYFL Common Stock, (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03 or adversely affect the tax treatment of RYFL’s stockholders pursuant to this Agreement, or (3) materially impede, delay or jeopardize consummation of the transactions contemplated by this Agreement or result in any adverse change to the benefits and other arrangements provided to or on behalf of RYFL’s directors, officers and other employees. In the event of such a revision, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such revision.
1.03 Tax Free Reorganization. FNWD and RYFL intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result. Following the Effective Time, neither FNWD nor any Subsidiary knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Within forty-five (45) days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations.
1.04 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither FNWD nor RYFL by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as defined in the introductory paragraphs to Article III and Article IV) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.
1.05   Bank Merger. The parties will cooperate and use reasonable best efforts to effect the merger of Royal Bank with and into Peoples Bank (the “Bank Merger”) at a time to be determined at or following the Effective Time of the Merger pursuant to a merger agreement substantially in the form of the Bank Merger Agreement attached hereto as Exhibit 1.05. At the effective time of the Bank Merger, the separate corporate existence of Royal Bank will terminate. Peoples Bank will be the surviving bank (the “Surviving Bank”) and will continue its corporate existence under applicable Law. The Articles of Incorporation of Peoples Bank, as then in effect, will be the Articles of Incorporation of the Surviving Bank, and the By-Laws of Peoples Bank, as then in effect, will be the By-Laws of the Surviving Bank. The directors of the Surviving Bank following the effective time of the Bank Merger shall be those individuals serving as directors of Peoples Bank at the effective time of the Bank Merger, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director; provided that, Peoples Bank shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the By-Laws of Peoples Bank, the Agreed Director shall be appointed as a director of Peoples Bank. The officers of Peoples Bank serving at the effective time of the Bank Merger shall continue to serve as the officers of the Surviving Bank, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office.
1.06 Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to holders of RYFL Common Stock pursuant to the provisions of any applicable Law (as defined in Section 3.05(a)), including Section 262 of the Delaware General Corporation Law (“DGCL”), any shares of RYFL Common Stock held by a Person (as defined in Section 2.06(f)) whose shares were not voted in favor of the Merger or consented thereto in writing, and who has properly exercised appraisal rights with respect to such shares in accordance with Section 262 of the DGCL, and complies with and satisfies any other provisions of applicable Law concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person’s shares, and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such RYFL shareholders, the “Dissenting Shares”), shall not be converted pursuant to Section 2.01, but instead shall be entitled only to such rights as are granted by Section 262 of the DGCL; provided that, each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to applicable Law, shall be deemed to have been converted, as of the Effective Time, into the right to receive the consideration, without interest, as is determined in accordance with Article II. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL and as provided in the preceding sentence. RYFL shall provide FNWD prompt written notice of any demands received by RYFL for the appraisal of shares of RYFL Common Stock, any withdrawal of any such demand, and any other demand, notice, or instrument delivered to RYFL prior to the Effective Time pursuant to the DGCL that relates to such demand, and FNWD shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of FNWD, RYFL shall not make any payment with respect to, or settle or offer to settle, any such demands.
ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK
2.01 Merger Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of RYFL Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares held as treasury stock of RYFL, and shares held directly or indirectly by FNWD, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any; collectively, the “Exempt RYFL Stock”) shall become and be converted into the right to receive in accordance with this Article II, at the election of the holder thereof, either (or a combination of): (i) 0.4609 shares of FNWD common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value (the stock consideration to be paid in the Merger is referred to herein as the “Stock Consideration”), or (ii) $20.14 in cash (the cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”) (with the Stock Consideration and the Cash Consideration collectively referred to herein as the “Merger Consideration”); provided that, notwithstanding any other provision of this Agreement to the contrary, the RYFL shareholders owning less than 101 shares of RYFL Common Stock as of the Effective Time (the “Odd-Lot Holders”) will only be entitled to receive $20.14 per share in cash, will not be entitled to make an election with respect to the Merger Consideration in accordance with the terms hereof, and will not be entitled to receive any of the Stock Consideration; provided further that, in the aggregate, sixty-five percent (65%) of RYFL’s Common Stock issued and outstanding immediately prior to the Effective Time (the “Stock Conversion

Number”) will be converted and exchanged for the Stock Consideration and, that in the aggregate, thirty-five percent (35%) of RYFL’s Common Stock issued and outstanding immediately prior to the Effective Time (the “Cash Conversion Number”) will be converted and exchanged for the Cash Consideration.
2.02 Election Procedures.
(a) Cash and Stock Elections. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to Broadridge Corporate Issuer Solutions, Inc., as FNWD’s stock transfer agent (the “Exchange Agent”)) in such form as designated by FNWD and the Exchange Agent, and in such form as reasonably acceptable to RYFL (the “Election Form”), shall be mailed on such date as RYFL and FNWD shall mutually agree upon (the “Mailing Date”) to each holder of record of RYFL Common Stock on the date which is five (5) business days prior to the Mailing Date, other than the Odd-Lot Holders. FNWD shall be solely responsible for the payment of any fees and expenses of the Exchange Agent. Each Election Form shall permit the holder of record of RYFL Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all of such holder’s shares of RYFL Common Stock (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares of RYFL Common Stock (a “Stock Election”), (iii) elect to receive Stock Consideration for a portion of such holder’s RYFL Common Stock and Cash Consideration for the remaining portion of such holder’s RYFL Common Stocks (the “Cash/Stock Consideration”) (an election to receive the Cash/Stock Consideration is referred to as a “Mixed Election”), or (iv) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided, however, that, notwithstanding any other provision of this Agreement to the contrary, the Stock Conversion Number shall be converted and exchanged into the Stock Consideration, and the Cash Conversion Number shall be converted and exchanged into the Cash Consideration. Shares of RYFL Common Stock as to which a Cash Election (including as part of a Mixed Election) has been made, and shares which are held by Odd-Lot Holders, are referred to herein as “Cash Election Shares.” Shares of RYFL Common Stock as to which a Stock Election (including as part of a Mixed Election) has been made are referred to herein as “Stock Election Shares.” Shares of RYFL Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion) are referred to herein as “Non-Election Shares.” The aggregate number of shares of RYFL Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”
(b) Delivery of Election. To be effective, a properly completed Election Form shall be received by the Exchange Agent on or before 5:00 p.m., Eastern Time, on such date as mutually agreed upon between FNWD and RYFL (which date shall be at least five (5) business days prior to the anticipated Closing Date and shall be publicly announced by FNWD and RYFL as soon as practicable prior to such date)) (the “Election Deadline”), accompanied by the certificates representing RYFL Common Stock as to which such Election Form is being made or by an appropriate guarantee of delivery of such certificates, as set forth in the Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided that, any such guarantee shall be subject to the condition that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery and failure to deliver the certificates covered by such guarantee of delivery within the time set forth in such guarantee shall be deemed to invalidate any otherwise properly made election, unless otherwise determined by FNWD, in its sole discretion. For shares of RYFL Common Stock (if any) held in book entry form, FNWD shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to RYFL. If a holder of RYFL Common Stock either (i) does not submit a properly completed Election Form in a timely fashion, or (ii) revokes the holder’s Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of RYFL Common Stock held by such holder shall be designated Non-Election Shares. All Election Forms shall automatically be revoked, and all certificates returned, if the Exchange Agent is notified in writing by FNWD and RYFL that this Agreement has been terminated. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither FNWD nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(c) Allocation. The allocation among the holders of shares of RYFL Common Stock of rights to receive the Cash Consideration and the Stock Consideration will be made as set forth in this Section 2.02(c) (with the Exchange Agent to determine, consistent with Section 2.02(a), whether fractions of Cash Election Shares, Stock Election Shares, or Non-Election Shares, as applicable, shall be rounded up or down).
(i) Aggregate Stock Consideration Oversubscribed.If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.05 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;
(ii) Aggregate Stock Consideration Undersubscribed. If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:
(A) Adjustment to Non-Election Share Allocation Only. If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.05 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or
(B) Adjustment to Both Non-Election Share Allocation and Cash Election Share Allocation. If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.05 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.
2.03 Treatment of RYFL Equity Awards.
(a) Stock Options. All options to purchase RYFL Common Stock granted under the Royal Financial, Inc. 2005 Stock Option Plan (the “RYFL Option Plan”) and the Royal Financial, Inc. 2018 Equity Incentive Plan (the “RYFL 2018 Equity Plan, collectively with the RYFL Option Plan, the “RYFL Equity Plans”) which are outstanding immediately prior to the Election Deadline, whether or not vested (“RYFL Options”), shall be converted into the right to receive at the Effective Time, an amount of cash equal to $20.14 minus the per share exercise price for each share of RYFL Common Stock subject to a RYFL Option; provided that, there shall be withheld from such cash payment any taxes required to be withheld by applicable Law. Such payment shall be made by RYFL immediately prior to the Effective Time. The Compensation Committee of RYFL shall take any required action under the RYFL Equity Plans regarding this treatment of the RYFL Options, and RYFL shall use its best efforts to obtain from all holders of a RYFL Option their agreement to the treatment of their options in the manner contemplated by this Section 2.03(a) on or before the Election Deadline by executing and delivering to FNWD an agreement in the form of Exhibit 2.03(a) attached hereto (an “Option Cancellation Agreement”). RYFL shall amend the RYFL Equity Plans accordingly (or take such other action as is necessary to cause all outstanding RYFL Options to terminate as of the Effective Time) prior to the Effective Time. Each such RYFL Option shall be cancelled and cease to exist by virtue of such payment. Execution by every holder of RYFL Options of an Option Cancellation Agreement shall not be a condition precedent to the consummation of the transactions contemplated herein.
(b) Restricted Stock. At the Effective Time, each award of shares of RYFL Common Stock granted under the RYFL 2018 Equity Plan that is subject to vesting or other lapse restrictions, whether or not vested, and that is outstanding immediately prior to the Effective Time (an “RYFL Restricted Stock Award”) shall fully vest and be cancelled and be converted into the right to receive the Merger Consideration. FNWD shall issue the consideration described in this Section 2.03(b), less applicable tax withholdings, in the same manner as the Merger Consideration is delivered to other RYFL shareholders.
2.04 Anti-Dilution Adjustments. If FNWD changes (or establishes a record date for changing) the number of shares of FNWD common stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, or similar transaction with respect to the outstanding FNWD common stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted accordingly so that each shareholder of RYFL at the Effective Time shall receive, in the aggregate, such number of shares of FNWD common stock representing the same percentage of the outstanding shares of FNWD common stock that such shareholders would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.04 solely as a result of FNWD changing its cash dividend levels or issuing additional shares of FNWD common stock, provided it receives value for such shares or such shares are issued in connection with an FNWD employee benefit plan or similar plan.
2.05 No Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of FNWD common stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, FNWD shall pay to each holder of RYFL Common Stock who otherwise would be entitled to a fractional share of FNWD common stock an amount in cash (without interest) determined by multiplying such fraction by the volume-weighted average of the daily closing sales prices of a share of FNWD’s common stock, rounded to the nearest cent, during the 15 consecutive trading days immediately preceding the second business day prior to the Closing Date.
2.06 Exchange Procedures.
(a) At and after the Effective Time, each physical certificate or book-entry account statement evidencing outstanding shares of RYFL Common Stock (each, an “Old Certificate”) (other than the Exempt RYFL Stock) shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement. No later than one business day prior to the Closing Date, FNWD shall (i) provide the Exchange Agent with authorization to issue a sufficient number of shares of FNWD common stock to be used to issue the aggregate Stock Consideration to holders of RYFL Common Stock, and (ii) deposit, or cause to be deposited, with the Exchange Agent an amount of cash sufficient to pay the aggregate Cash Consideration payable to holders of RYFL Common Stock (together with cash for any fractional shares payable pursuant to Section 2.05).
(b) As promptly as practicable after the Effective Time, but no later than five business days after the Effective Time (and provided RYFL has delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations hereunder), the Exchange Agent shall mail to each holder of RYFL Common Stock who did not surrender, or who improperly surrendered, such shareholders’ Old Certificates to the Exchange Agent, a letter of transmittal, in a form agreed by the parties, providing instructions to the RYFL shareholder as to the transmittal to the Exchange Agent of the Old Certificates in exchange for the issuance of the Merger Consideration applicable thereto pursuant to the terms of this Agreement.
(c) FNWD shall cause a book-entry account statement representing that number of whole shares of FNWD common stock that each holder of RYFL Common Stock has the right to receive pursuant to Sections 2.01 and 2.02 as the holder’s proportionate share of the aggregate Stock Consideration and/or a check in the amount of such holder’s proportionate share of the aggregate Cash Consideration, as applicable, along with any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, if any, to be delivered to such shareholder as soon as reasonably practicable after the shareholder delivers to the Exchange Agent (or FNWD, as the case may be) the Old Certificates (or bond or other indemnity commercially reasonable and satisfactory to FNWD if any of such certificates are lost, stolen, or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, in the form and substance commercially reasonable and satisfactory to FNWD, and any other documents required by this Agreement or reasonably requested by FNWD or the Exchange Agent. No interest will be paid on any Merger Consideration that any such holder is entitled to receive pursuant to this Article II.
(d) No dividends or other distributions on FNWD common stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of RYFL Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Article II. After becoming so entitled in accordance with this Section 2.06, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, that were previously payable with respect to shares of FNWD common stock such holder had the right to receive upon surrender of the Old Certificate(s).
(e) The stock transfer books of RYFL shall be closed immediately prior to the Effective Time, and from and after the Effective Time there shall be no transfers on the stock transfer records of RYFL of any shares of RYFL Common Stock. If, after the Effective Time, Old Certificates are presented to FNWD, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article II.
(f) FNWD shall be entitled to rely upon RYFL’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations, or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, FNWD shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party selected by FNWD and thereafter be relieved from any and all liability with respect to any claims thereto.
(g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by FNWD, the posting by such Person of a bond or other indemnity commercially reasonable and satisfactory to FNWD as indemnity against any claim that may be made against it with respect to such Old Certificate, FNWD will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate, the Merger Consideration deliverable in respect thereof pursuant to, and in accordance with, the other terms and conditions of this Article II.
(h) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of RYFL Common Stock that are held as treasury stock of RYFL or owned by FNWD (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of FNWD or other consideration shall be exchanged therefor.
(i) Notwithstanding the foregoing, no party hereto, nor the Exchange Agent, shall be liable to any former holder of RYFL Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.
(j) If outstanding Old Certificates are not surrendered or the payment for them is not claimed prior to the date on which the Merger Consideration payable therefor would otherwise escheat to, or become the property of, any government unit or agency, the unclaimed Merger Consideration shall, to the extent permitted by abandoned property and any other applicable Law, become the property of FNWD (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled thereto. Any former shareholder of RYFL who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration and any unpaid dividends and distributions on FNWD’s common stock deliverable in respect of each former share of RYFL Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of RYFL Common Stock for any Merger Consideration properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF RYFL
On or prior to the date hereof, RYFL has delivered to FNWD a schedule (the “RYFL Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. However, for purposes of the RYFL Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable FNWD to identify the items to which it applies.
For the purpose of this Agreement, and in relation to RYFL, a “Material Adverse Effect on RYFL” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of RYFL and its Subsidiaries (as defined below in this introduction to Article III) on a consolidated basis, or (ii) would materially impair the ability of RYFL or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on RYFL shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in Laws, but only to the extent that the effects of such change are not disproportionately adverse to the financial condition, results of operations or business of such party, as compared to other banking institutions with assets of less than $10 billion whose primary market area is located in the same primary market area within which such party operates, (c) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (d) effects of any action or omission taken with the prior written consent of FNWD or at the direction of FNWD, (e) changes resulting from professional expenses (such as legal, accounting, consulting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (f) the impact of the announcement of this Agreement and the transactions contemplated hereby, and the effect of compliance with this Agreement on the business, financial condition, or results of operations of RYFL and its Subsidiaries, (g) changes in general economic, legal, regulatory, social, or political conditions (including the outbreak or escalation of hostilities, war, acts of war, acts of terrorism, sabotage, natural disasters, public health emergencies, or other force majeure events, whether, as applicable, inside or outside the United States, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States), or any national or global epidemic, pandemic, or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of this Agreement, unless it uniquely affects RYFL or any of its Subsidiaries on a consolidated basis, and (h) any changes in general economic or capital market conditions affecting banks and their holding companies generally, including, without limitation, changes in interest rates and currency exchange rates.
For the purpose of this Agreement, and in relation to RYFL and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of RYFL and its Subsidiaries who are listed on Section 3.0 of the RYFL Disclosure Schedule, after due inquiry. Additionally, for the purpose of this Agreement, and in relation to RYFL, its “Subsidiaries” shall mean any entity which is required to be consolidated with RYFL for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).
Accordingly, RYFL hereby represents and warrants to FNWD as follows, except as set forth in the RYFL Disclosure Schedule:
3.01 Organization and Authority.
(a) RYFL is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware and is a registered bank holding company under the BHC Act. RYFL has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. RYFL has previously provided FNWD with a complete list of its Subsidiaries. Except for Royal Bank and as provided in Section 3.01(a) of the RYFL Disclosure Schedule, RYFL owns directly no voting stock or equity securities of any corporation, partnership, association, or other entity.
(b) Royal Bank is an Illinois state-chartered savings bank existing under the laws of the State of Illinois. Royal Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in Section 3.01(b) of the RYFL Disclosure Schedule, no Subsidiary owns voting stock or equity securities of any corporation, partnership, association, or other entity.
3.02 Authorization.
(a) RYFL has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. This Agreement and its execution and delivery by RYFL have been duly authorized and approved by the Board of Directors of RYFL and, assuming due execution and delivery by FNWD, constitutes a valid and binding obligation of RYFL, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.
(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) assuming receipt of the approval of the RYFL stockholders, conflicts with or violates the certificate of incorporation or bylaws of RYFL or the charter documents of any of RYFL’s Subsidiaries; (ii) conflicts with or violates any applicable Law (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained); (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which RYFL or any of its Subsidiaries is a party or by which RYFL or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than FNWD) or any other adverse interest, upon any right, property or asset of RYFL or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which RYFL or any of its Subsidiaries is bound or with respect to which RYFL or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits except for such conflicts, breaches, defaults, notices, consents, liens, charges, claims, encumbrances, security interests, adverse interests, terminations, accelerations, amendments, modifications or refusals to perform under (iii), (iv) or (v) of this Section 3.02(b) that, either individually or in the aggregate, will not have a Material Adverse Effect on RYFL.
(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by RYFL.
3.03 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of RYFL consists of (i) 5,000,000 shares of RYFL Common Stock, par value $0.01 per share, 2,567,573 shares of which are issued and outstanding (including 24,600 shares granted pursuant to unvested RYFL Restricted Stock Awards), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding. As of the date of this Agreement, and as described in Section 3.03(a) of the RYFL Disclosure Schedule, there are RYFL Options to purchase 113,200 shares of RYFL Common Stock, of which 73,900 are vested and 39,300 are unvested, and issuable as shares of RYFL Common Stock. As of the date of this Agreement, the RYFL Options have a weighted average exercise price of $11.69 per share. Such issued and outstanding shares of RYFL Common Stock and the shares underlying the RYFL Options have been duly and validly authorized by all necessary corporate action of RYFL, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. RYFL has no capital stock authorized, issued, or outstanding other than as described in this Section 3.03(a) and other than the RYFL Options, has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of RYFL Common Stock is entitled to one vote per share.
(b) Except as set forth in Section 3.03(b) of the RYFL Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of RYFL are owned by RYFL, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.
(c) Other than the RYFL Options and except as set forth in Section 3.03(c) of the RYFL Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, or subscription rights relating to any shares of capital stock of RYFL (whether outstanding or to be issued), or any shares of capital stock of RYFL’s Subsidiaries (whether outstanding or to be issued), or any securities convertible into or representing the right to purchase or otherwise acquire any common stock, preferred stock, or debt securities of RYFL or its Subsidiaries, by which RYFL is or may become bound or may, or is required to, issue any additional securities of RYFL or any Subsidiary. Except for the withholding of shares to satisfy tax obligations in connection with the vesting of RYFL Restricted Stock or the exercise of RYFL Options, RYFL does not have any outstanding contractual or other obligation to repurchase, redeem, or otherwise acquire any of the issued and outstanding shares of RYFL Common Stock. RYFL is not a party to any voting trusts, voting arrangements, buy-sell agreements, or similar arrangements affecting the capital stock of RYFL or its Subsidiaries.
(d) Except as set forth in Section 3.03(d) of the RYFL Disclosure Schedule, RYFL has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 10% or more of the outstanding shares of RYFL Common Stock.
3.04 Organizational Documents. The certificate of incorporation and bylaws of RYFL and any similar governing documents for each of RYFL’s Subsidiaries, representing true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement, are attached to and included in Section 3.04 of the RYFL Disclosure Schedule.
3.05 Compliance with Law.
(a) None of RYFL or any of its Subsidiaries is currently in material violation of, and during the preceding five years, none has been in material violation of, any applicable local, state, federal, or foreign law, statute, regulation, rule, ordinance, order, restriction, or requirement, and none is in violation of any order, injunction, judgment, writ, or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect on RYFL. RYFL and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on RYFL, and such licenses, franchises, permits, certificates, and authorizations are transferable (to the extent required) to FNWD at the Effective Time without any material restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.
(b) Section 3.05(b) of the RYFL Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of RYFL who have outstanding loans from RYFL or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.
(c) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), RYFL has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
(d) All of the existing offices and branches of Royal Bank have been legally authorized and established in accordance with all applicable federal, state, and local Laws, statutes, regulations, rules, ordinances, orders, restrictions, and requirements except such as would not have a Material Adverse Effect on RYFL. Royal Bank has no approved but unopened offices or branches.

3.06 Accuracy of Information Provided to FNWD. RYFL agrees that the information concerning RYFL or any of its Subsidiaries that is provided or to be provided by RYFL to FNWD for inclusion or that is included in the Registration Statement or Joint Proxy Statement (each as defined in Section 6.02(a)), and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the RYFL Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, RYFL shall have no responsibility for the truth or accuracy of any information with respect to FNWD or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental entity.
3.07 Litigation and Pending Proceedings.
(a) Except for lawsuits described in Section 3.07(a) of the RYFL Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of RYFL threatened, against RYFL or any of its Subsidiaries, and to RYFL’s knowledge there is no basis for any material claim, action, suit, proceeding, litigation, arbitration, or investigation against RYFL or any of its Subsidiaries.
(b) Neither RYFL nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority, except in the ordinary course of business regarding customer and fiduciary accounts; (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any Law, statute, rule, regulation, or ordinance (other than immaterial violations raised as part of examinations by banking regulators in the ordinary course of operating a banking business); or (iii) the subject of any pending or, to the knowledge of RYFL, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.
3.08 Financial Statements and Reports.
(a) RYFL has delivered to FNWD copies of the following financial statements and reports of RYFL and its Subsidiaries, including the notes thereto (collectively, the “RYFL Financial Statements”):
(i) consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of RYFL as of and for the fiscal years ended June 30, 2018, 2019 and 2020;
(ii) unaudited interim consolidated financial statements of RYFL as of and for the three months ended June 30, 2021; and
(iii) call reports for Royal Bank for the periods ending on December 31, 2018, 2019, and 2020, and June 30, 2021.
(b) The RYFL Financial Statements described in clauses (i) and (ii) of Section 3.08(a) above present fairly in all material respects the consolidated financial position of RYFL as of and at the dates shown and the consolidated results of operations, (if presented) cash flows, and (if presented) changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of RYFL and its Subsidiaries. The RYFL Financial Statements described in clause (i) of Section 3.08(a) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.
(c) Since June 30, 2021 on a consolidated basis, RYFL and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09 Material Contracts.
(a) As of the date of this Agreement, and except as disclosed in Section 3.09(a) of the RYFL Disclosure Schedule, neither RYFL nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under the following material contracts (collectively, the “Material Contracts”):
(i) any contract relating to the borrowing of money in excess of $100,000 by RYFL or any of its Subsidiaries or the guarantee by RYFL or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business);
(ii) any contract containing covenants that limit the ability of RYFL or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, RYFL or any of its Subsidiaries may carry on its business (other than as may be required by Law (as defined in Section 3.05(a)) or any Governmental Authority (as defined in Section 5.13)), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract;
(iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to RYFL or any of its Subsidiaries;
(iv) any lease of real or personal property providing for total aggregate lease payments by or to RYFL or its Subsidiaries during the remaining term of the agreement in excess of $100,000 or having a remaining term in excess of two years, other than financing leases entered into in the ordinary course of business in which RYFL or any of its Subsidiaries is the lessor;
(v) any contract that involves total aggregate expenditures or receipts by RYFL or any of its Subsidiaries in excess of $100,000 during the remaining term of the agreement or having a remaining term in excess of two years, excluding agreements relating to loans and deposits with Royal Bank customers; or
(vi) each material licensing agreement or other contract with respect to patents, trademarks, copyrights, or other intellectual property, including software agreements and including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of its intellectual property.
(b) With respect to each of RYFL’s Material Contracts: (i) each such Material Contract is in full force and effect (subject to subsection (iv) below); (ii) neither RYFL nor any of its Subsidiaries is in material default thereunder, as such term or concept is defined in each such Material Contract; (iii) neither RYFL nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; (iv) to RYFL’s knowledge, no other party to any such Material Contract is in default; and (v) each such Material Contract is listed in Section 3.09(a) of the RYFL Disclosure Schedule and a true and complete copy of each has been previously delivered to FNWD.
(c) Neither RYFL nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for RYFL’s own account or for the account of one or more of its Subsidiaries or their respective customers.
3.10 Absence of Undisclosed Liabilities. Except (i) as provided in the RYFL Financial Statements; (ii) for unfunded loan commitments and obligations on letters of credit to customers of RYFL’s Subsidiaries made in the ordinary course of business; (iii) for trade payables incurred in the ordinary course of business; (iv) for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, and (v) any other transactions which would not result in a material liability, none of RYFL or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease, or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases, or licenses would not have a Material Adverse Effect on RYFL, nor, to RYFL’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of RYFL or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on RYFL.
3.11 Title to Properties.
(a) Section 3.11(a) of the RYFL Disclosure Schedule includes a list of all real property owned (including other real estate owned (“OREO”)) and leased by RYFL or any Subsidiary. RYFL or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all personal property reflected in the RYFL Financial Statements as of June 30, 2021, other than personal property disposed of in the ordinary course of business since June 30, 2021; the right to use by valid and enforceable written lease or contract all other real property which RYFL or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since June 30, 2021. All of such owned properties and assets are owned by RYFL or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties, or encumbrances of any nature except: (i) as set forth in Section 3.11(a) of the RYFL Disclosure Schedule; (ii) as specifically noted in reasonable detail in the RYFL Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens and other matters of record, imperfections of title and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by RYFL or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. All such properties also comply in all material respects with all applicable private agreements, zoning requirements and other governmental Laws and regulations relating thereto, and there are no condemnation proceedings pending or, to the knowledge of RYFL, threatened with respect to such properties. All real property, machinery, equipment, furniture and fixtures owned or leased by RYFL or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.
(b) After the date hereof, FNWD shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by RYFL or its Subsidiaries and shall promptly after receipt provide copies of such commitments and surveys to RYFL. Within 30 days after the later of FNWD’s receipt of such surveys and title commitments, for any real property owned or leased by RYFL or its Subsidiaries (other than OREO), FNWD shall notify RYFL of any objections to any exceptions, conditions, or other matters contained in or set forth in any survey or title commitment other than Standard Permitted Exceptions (the “Unpermitted Exceptions”). The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions, set-backs, zoning requirements and exceptions existing on the real estate owned or leased by RYFL as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. If RYFL agrees to attempt to cure any such Unpermitted Exceptions, within ten days after receipt of such written notice of Unpermitted Exceptions from FNWD, RYFL shall commence using its reasonable best efforts to cure any such Unpermitted Exceptions to the reasonable satisfaction of FNWD prior to the Closing. If RYFL agrees to cure the Unpermitted Exceptions but is unable to cure the Unpermitted Exceptions to the reasonable satisfaction of FNWD prior to the Closing, or does not agree to do so, FNWD may either: (i) waive the uncured Unpermitted Exceptions and close the transactions contemplated by this Agreement; or (ii) if such Unpermitted Exceptions decrease the value of the property by more than $250,000 in the reasonable and good faith estimate of FNWD or would require the expenditure of monies (including legal fees and costs) in excess of $250,000 in the reasonable and good faith estimate of FNWD to cure such Unpermitted Exceptions, terminate this Agreement, in which event this Agreement shall be terminated, and neither party shall have any further obligation or liability to the other party hereunder; or (iii) reduce the Cash Consideration by the amount FNWD and RYFL reasonably determine will be required to remove or cure the Unpermitted Exceptions (or provide a reasonable alternative thereto).
(c) With respect to all real property presently or formerly owned, leased, or used by RYFL or any of its Subsidiaries, RYFL, its Subsidiaries, and, to RYFL’s knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable Laws relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants, or storm water or process waste water, or otherwise relating to the environment, air, water, soil, or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal, or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service, and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of RYFL, threatened claims, actions, or proceedings by any local municipality, sewage district, or other governmental entity against RYFL or any of its Subsidiaries with respect to the Environmental Laws, and, to RYFL’s knowledge, there is no reasonable basis or grounds for any such claim, action, or proceeding. No environmental clearances are required for the conduct of the business of RYFL or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Neither RYFL nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled, or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither RYFL nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.
3.12 Loans and Investments.
(a) Section 3.12(a) of the RYFL Disclosure Schedule contains (i) a list of each loan by Royal Bank that has been classified by regulatory examiners or management as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of June 30, 2021; (ii) the most recent loan watch list of Royal Bank and a list of all loans which have been determined to be 30 days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as “Troubled Debt Restructuring” loans; and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts described in Section 5.03(a)(iv) of this Agreement. RYFL and Royal Bank have not sold, purchased, or entered into any loan participation arrangement which was outstanding at June 30, 2021, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. Section 3.12(a) of the RYFL Disclosure Schedule also contains a true, accurate, and complete list of all loans in which Royal Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Royal Bank.
(b) All loans reflected in the RYFL Financial Statements as of June 30, 2021 and which have been made, extended, renewed, restructured, approved, amended, or acquired since June 30, 2021: (i) have been made for good, valuable, and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid, and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other Laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments, or other evidences of indebtedness which are true, genuine, and what they purport to be in all material respects; and (iv) are secured by perfected security interests or recorded mortgages naming Royal Bank as the secured party or mortgagee (unless by written agreement to the contrary).
(c) The allowance for loan and lease losses and the carrying value for OREO which are shown on the RYFL Financial Statements are, in the judgment of management of RYFL, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and OREO as of the respective dates.
(d) None of the investments reflected in the RYFL Financial Statements as of and for the three months ended June 30, 2021, and none of the investments made by any Subsidiary of RYFL since June 30, 2021, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither RYFL nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by RYFL and Royal Bank, as reflected in the latest balance sheet in the RYFL Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by RYFL and Royal Bank, as reflected in the latest balance sheet in the RYFL Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.
3.13 Indebtedness. Except (i) as set forth in Section 3.13 of the RYFL Disclosure Schedule, (ii) as set forth in the RYFL Financial Statements, and (iii) for customer deposits and ordinary trade payables and FHLB advances, neither RYFL nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.
3.14 No Antitakeover Provisions. Except for the provisions of RYFL’s certificate of incorporation and bylaws, there is no Antitakeover Provision applicable to RYFL, Royal Bank, this Agreement, or any transactions contemplated hereunder, including the Merger. For purposes of this Agreement, “Antitakeover Provision” means (i) any “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions,” or similar provision of any antitakeover Laws and regulations of the State of Delaware, including the provisions of the DGCL applicable to RYFL; or (ii) any outstanding shareholder rights plan or any other plan, program, or agreement involving, restricting, prohibiting, or discouraging a change in control or merger of RYFL or which reasonably could be considered an anti-takeover mechanism.
3.15 Employee Benefit Plans.
(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which RYFL is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with RYFL under Code Section 414(c), and all other entities which together with RYFL are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which RYFL or any ERISA Affiliate participates as a participating employer, or to which RYFL or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of RYFL or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2015 (individually, a “RYFL Plan” and collectively, the “RYFL Plans”), RYFL represents and warrants, except as set forth in Section 3.15(a) of the RYFL Disclosure Schedule:

(i) All such RYFL Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders, and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.
(ii) All RYFL Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which RYFL may rely regarding such plan’s tax qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.
(iii) All RYFL Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2005, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder. Neither RYFL nor any ERISA Affiliate has any contractual obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.
(iv) All RYFL Options were granted with a per share exercise price that was not less than the “fair market value” of RYFL Common Stock on the date of such grant, as determined in accordance with the terms of the applicable RYFL Plan. All RYFL Options and RYFL Restricted Stock Awards have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation, or inquiry by any governmental agency or authority or by RYFL (directly or indirectly) with respect to RYFL’s stock option or restricted stock granting practices or other equity compensation practices.
(v) Section 3.15(a)(v) of the RYFL Disclosure Schedule sets forth and describes the holdings of all RYFL Plans (and related trusts) that hold any stock or other securities of RYFL and all RYFL Plans that allow for the granting of any awards over or with respect to any stock or other securities of RYFL.
(vi) Neither RYFL, an ERISA Affiliate, nor, to the knowledge of RYFL, any other fiduciary as defined in ERISA Section 3(21)(A) of a RYFL Plan has engaged in any transaction that may subject RYFL, any ERISA Affiliate, or any RYFL Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.
(vii) All obligations required to be performed by RYFL or any ERISA Affiliate under any provision of any RYFL Plan have been performed by it in all material respects, and RYFL has contributed and has paid all amounts accrued and premiums due with respect to the RYFL Plans, and neither RYFL nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any RYFL Plan.
(viii) All required reports and descriptions for the RYFL Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all RYFL Plans have been proper as to form and timely given.
(ix) No event has occurred with respect to RYFL or, to the knowledge of RYFL, with respect to any other fiduciary which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any RYFL Plan.
(x) There are no examinations, audits, enforcement actions, or proceedings, or any other investigations, pending or threatened by any governmental agency involving any RYFL Plan.
(xi) There are no actions, suits, proceedings, or claims pending (other than routine claims for benefits) or threatened against RYFL or any ERISA Affiliate in connection with any RYFL Plan or the assets of any RYFL Plan.
(xii) Each RYFL Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(l) of ERISA has been administered in compliance with, and RYFL and its ERISA

Affiliates have otherwise complied with, the requirements of (A) HIPAA and the regulations promulgated thereunder, (B) the Consolidated Omnibus Budget Reconciliation Act of 1985 and the regulations promulgated thereunder, (C) the Patient Protection and Affordable Care Act of 2010 and the regulations promulgated thereunder, and (D) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act and the regulations promulgated thereunder. RYFL and its ERISA Affiliates have offered minimum essential health coverage, satisfying affordability, and minimum value requirements, to its full-time employees sufficient to avoid liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. RYFL and its ERISA Affiliates have complied with the applicable reporting requirements under Code Sections 6055 and 6056.
(xiii) Except as provided in Section 3.15(a)(xiii) of the RYFL Disclosure Schedule, any RYFL Plan may be amended and terminated at any time without any material liability and these rights have always been maintained by RYFL and its ERISA Affiliates.
(b) RYFL has provided or made available to FNWD true, accurate, and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following RYFL Plans, as applicable:
(i) All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share, and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto), and all trust agreements, annuity agreements and insurance contracts related to funding of such plans, including amendments thereto;
(ii) All current employment, deferred compensation (whether funded or unfunded), salary continuation, change in control, consulting, bonus, severance, and collective bargaining, agreements, arrangements, or understandings;
(iii) All current executive and other incentive compensation plans, programs and agreements;
(iv) All current group insurance, medical, and prescription drug arrangements, policies, or plans;
(v) All other current incentive, welfare, or employee benefit plans, understandings, arrangements, or agreements, maintained, or sponsored, participated in, or contributed to by RYFL for its current or former directors, officers, or employees;
(vi) All reports filed with the Internal Revenue Service or the Department and all required participant communications, disclosures, and notices within the preceding three years by RYFL or any ERISA Affiliate with respect to any RYFL Plan;
(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;
(viii) The favorable determination letter from the Internal Revenue Service for each RYFL Plan intended to be tax-qualified, or, if applicable, the favorable opinion or advisory letter from the Internal Revenue Service for each RYFL Plan intended to be tax-qualified which is on a pre-approved prototype or volume submitter format;
(ix) All third party service agreements related to the RYFL Plans;
(x) All required nondiscrimination and coverage testing for all RYFL Plans for the most recent three plan years; and
(xi) Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates.
(c) Except as disclosed in Section 3.15(c) of the RYFL Disclosure Schedule, no current or former director, officer, or employee of RYFL or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any RYFL Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with RYFL or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is a RYFL Plan maintained by RYFL or an ERISA Affiliate.
(d) With respect to all RYFL Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by RYFL or any ERISA Affiliate, to the knowledge of RYFL, no director, officer, employee, or agent of RYFL or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on RYFL or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with by RYFL or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.
(e) Except as disclosed in Section 3.15(e) of the RYFL Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, change in control, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon RYFL or any ERISA Affiliate, and no such agreement, commitment, understanding, or plan is under discussion or negotiation by management with any employee or group of employees, any member of management, or any other Person.
(f) No Voluntary Employees’ Beneficiary Association, as defined in Code Section 501(c)(9), is sponsored or maintained by RYFL or any ERISA Affiliate.
(g) Except as contemplated in this Agreement or as disclosed in Section 3.15(g) of the RYFL Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement (either alone or in conjunction with another event or events).
(h) In the past ten (10) years, and to the knowledge of RYFL for any period prior to the past ten (10) years, no RYFL Plan is, and neither RYFL nor any of its ERISA Affiliates has ever sponsored, maintained, participated in, contributed to, or had any obligation with respect to any plan that is subject to Code Section 412 or Title IV of ERISA, that is or has been subject to Sections 4063 or 4064 of ERISA or that is a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither RYFL nor any of its ERISA Affiliates has ever participated in or had any obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.
(i) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation, any termination of employment relating thereto and occurring prior to, at, or following the Effective Time, or other events combined with the transactions contemplated by this Agreement) RYFL, its ERISA Affiliates, and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G, and no payments will trigger any excise taxes or penalties under Code Sections 280G or 4999. Section 3.15(i) of the RYFL Disclosure Schedule includes a schedule of the termination benefits that are or may be subject to Code Section 280G that would be payable to, or accelerated with respect to, the individual thereon under any RYFL Plan for the benefit of executive officers and other disqualified individuals as defined in Code Section 280G assuming their employment or service is terminated without cause on December 31, 2021 and the Effective Time occurs on such date, and based on the assumptions specified in Section 3.15(i) of the RYFL Disclosure Schedule.
(j) Except as contemplated by this Agreement, neither RYFL nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement, or arrangement, or to modify or change in any material way RYFL Plans.
3.16 Labor and Employment Matters. RYFL is and has been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes. To the knowledge of RYFL, no employee with annual compensation of $50,000 or more plans to terminate his or her employment with RYFL or any Subsidiary. Within the past three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of RYFL, threatened, any labor dispute, work stoppage, labor strike, or lockout against RYFL. No employee of RYFL or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To RYFL’s knowledge, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. Except as set forth on the RYFL Disclosure Schedule, no employee or independent contractor of RYFL or any of its Subsidiaries is a party to any employment agreement, confidentiality, non-disclosure or proprietary information agreement, non-compete agreement, non-solicitation agreement or any similar agreement with RYFL or any of its Subsidiaries (the “Employee Agreements”), and neither RYFL, any Subsidiary or any employee or independent contractor is in violation of any such Employee Agreement. RYFL is in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs.
3.17 Obligations to Employees. All material obligations and liabilities of and all payments by RYFL or any ERISA Affiliate and all RYFL Plans, whether arising by operation of law, by contract, or by past custom, for payments to trusts or other funds, to any government agency or authority, or to any present or former director, officer, employee, or agent (or his or her heirs, legatees, or legal representatives) have been and are being paid to the extent required by applicable Law or by the plan, trust, contract, or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by RYFL or an ERISA Affiliate in accordance with GAAP and applicable Law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) RYFL Plans; (c) employment, salary continuation, change in control, consulting, retirement, early retirement, severance, or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.17 are correctly and accurately reflected and accounted for in the RYFL Financial Statements and the books, statements, and records of RYFL.
3.18 Taxes, Returns, and Reports. Each of RYFL and its Subsidiaries has since January 1, 2015 (a) duly and timely filed (or extended before its due date) all federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments other than as permitted under clause (a) above (which extension is still in force). RYFL has established, and shall establish in the Subsequent RYFL Financial Statements (as defined in Section 5.11), in accordance with GAAP, a reserve for taxes in the RYFL Financial Statements adequate to cover all of RYFL’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither RYFL nor any of its Subsidiaries has, nor to their knowledge will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent RYFL Financial Statements (as defined in Section 5.11) or as accrued or reserved for on the books and records of RYFL or its Subsidiaries. Except as set forth in Section 3.18 of the RYFL Disclosure Schedule, neither RYFL nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in Section 3.18 of the RYFL Disclosure Schedule, no federal, state, or local tax returns of RYFL or any of its Subsidiaries have been audited by any taxing authority during the past five years.
3.19 Deposit Insurance. The deposits of Royal Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable Law, and RYFL or Royal Bank has paid, prepaid, or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
3.20 Insurance. Section 3.20 of the RYFL Disclosure Schedule contains a true, accurate and complete list of all material policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance, and insurance providing benefits for employees) owned or held by RYFL or any of its Subsidiaries on the date hereof or with respect to which RYFL or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.21 Books and Records. The books of account, minute books, stock record books, and other records of RYFL and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the RYFL’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of RYFL and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective shareholders, boards of directors, and the audit, compensation and nominating committees of the boards of directors. At the Closing, all of those books and records will be in the possession of RYFL and its Subsidiaries. Section 3.21 of the RYFL Disclosure Schedule lists the committees of RYFL and Royal Bank for which minutes and similar records of corporate action have not been maintained since July 1, 2019.
3.22 Broker’s, Finder’s, or Other Fees. Except for reasonable fees and expenses of RYFL’s attorneys and accountants and the contractually-agreed fees and expenses of Boenning & Scattergood, Inc. (“Boenning”), RYFL’s financial advisor with respect to this Agreement under the agreement identified in Section 3.22 of the RYFL Disclosure Schedule, all of which shall be paid or accrued by RYFL at or prior to the Effective Time, no agent, broker, or other Person acting on behalf of RYFL or any of its Subsidiaries or under any authority of RYFL or any of its Subsidiaries is or shall be entitled to any commission, broker’s, or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement or the Merger or other transactions contemplated hereby.
3.23 Interim Events. Except as otherwise permitted hereunder or disclosed in Section 3.23 of the RYFL Disclosure Schedule, since June 30, 2021, neither RYFL nor any of its Subsidiaries has:
(a) Experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on RYFL;
(b) Suffered any damage, destruction, or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $250,000 in the aggregate;
(c) Declared, distributed, or paid any dividend or other distribution to its shareholders, except for the payment of dividends as permitted by Section 5.03(a)(ii) hereof;
(d) Repurchased, redeemed, or otherwise acquired shares of its common stock (other than the withholding of shares to satisfy tax obligations in connection with the vesting of RYFL Restricted Stock or the exercise of RYFL Options), issued any shares of its common stock or stock appreciation rights, or sold or agreed to issue or sell any shares of its common stock (excluding pursuant to the exercise of any RYFL Option), including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize, or split its stock;
(e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, change in control, health, bonus, insurance, or other welfare benefit plan or agreement to employees, officers, or directors of RYFL or a Subsidiary, except in the ordinary course of business;
(f) (i) Increased the salary of any director, officer, or employee, except for normal increases of not more than 3.5% of such individual’s compensation in the ordinary course of business and in accordance with past practices, (ii) granted any bonus to any director, officer, or employee, except for normal bonuses of not more than 12% of such individual’s compensation in the ordinary course of business and in accordance with past practices, or (iii) entered into any employment contract, indemnity agreement, or understanding with any officer or employee, or installed or amended any existing employee welfare, pension, retirement, change in control, stock option, stock appreciation, stock dividend, profit sharing, or other similar plan or arrangement;
(g) Leased, sold, or otherwise disposed of any of its assets except in the ordinary course of business, or leased, purchased, or otherwise acquired from third parties any assets except in the ordinary course of business;
(h) Except for the Merger and other transactions contemplated by this Agreement, merged, consolidated, or sold shares of its (or any of its Subsidiaries’) common stock, agreed to merge or consolidate RYFL or any of its Subsidiaries with or into any third party, agreed to sell any shares of its (or any of its Subsidiaries’) common stock, or acquired or agreed to acquire any stock, equity interest, assets, or business of any third party;
(i) Except for this Agreement, incurred, assumed, or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j) Mortgaged, pledged, or subjected to a lien, security interest, option, or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Royal Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;
(k) Canceled, released, or compromised any loan, debt, obligation, claim, or receivable other than in the ordinary course of business;
(l) Except for this Agreement, entered into any transaction, contract, or commitment other than in the ordinary course of business;
(m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business;
(n) Amended their certificate or articles of incorporation, charter, or bylaws or adopted any resolutions by their board of directors or shareholders with respect to the same;
(o) Conducted its respective business in any manner other than substantially as it was being conducted prior to June 30, 2021; or
(p) Conducted its respective business, to the knowledge of RYFL, in violation of any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, or any other Law, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief and Economic Security Act (CARES).
3.24 Insider Transactions. Except as set forth in Section 3.24 of the RYFL Disclosure Schedule, during the preceding four years, no officer or director of RYFL or any of its Subsidiaries, or any member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director, has currently, or has had during such time period, any direct or indirect interest in any property, assets, business, or right which is owned, leased, held, or used by RYFL or any Subsidiary or in any liability, obligation, or indebtedness of RYFL or any Subsidiary, except for deposits of Royal Bank, securities issued by RYFL, and interests in compensatory arrangements.
3.25 Indemnification Agreements.
(a) Neither RYFL nor any of its Subsidiaries is a party to any indemnification, indemnity, or reimbursement agreement, contract, commitment, or understanding to indemnify any present or former director, officer, employee, shareholder, or agent against liability, or hold the same harmless from liability, other than as expressly provided in the certificate of incorporation or bylaws of RYFL or the charter documents of a Subsidiary.
(b) During the preceding five years, no claims have been made against or filed with RYFL or any of its Subsidiaries nor have any claims been, to the knowledge of RYFL, threatened against RYFL or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee, or agent of RYFL or any of its Subsidiaries.
3.26 Shareholder Approval. The affirmative vote of the holders of a majority of the shares of the RYFL Common Stock (which are issued and outstanding on the record date relating to the RYFL Stockholders’ Meeting contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.
3.27 Intellectual Property.
(a) RYFL and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as defined in Section 3.27(g)) that is used by RYFL or its Subsidiaries in their respective businesses as currently conducted. Neither RYFL nor any of its Subsidiaries has (i) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party, or (ii) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b) RYFL and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party during the preceding five years. There is no claim asserted or, to the knowledge of RYFL, threatened against RYFL and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use, or licensed right to use any Intellectual Property.
(c) To RYFL’s knowledge, no third party has infringed, misappropriated, or otherwise violated RYFL or its Subsidiaries’ Intellectual Property rights during the preceding four years. There are no claims asserted or threatened by RYFL or its Subsidiaries, nor has RYFL or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes, or otherwise harms any of their Intellectual Property rights.
(d) To the extent RYFL has designated any of its information, materials, or processes a trade secret, RYFL and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.
(e) None of the RYFL Software (as defined in Section 3.27(g) below): (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such software or any system containing or used in conjunction with such Software (collectively, “Defective Code”) that has not been patched and fixed by the software provider and installed and applied by RYFL and its Subsidiaries; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such software or system or, in the case of (i) and (ii), would not have a Material Adverse Effect on RYFL.
(f) No RYFL Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (collectively, “Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the RYFL Software provider and installed and applied by RYFL and its Subsidiaries or would not have a Material Adverse Effect on RYFL.
(g) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, RYFL Software, and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights. For purposes of this Agreement, “RYFL Software” means all computer software owned by or used in the business of RYFL or any of its Subsidiaries (including through cloud-based or other third-party service providers), including source code, executable code, firmware, systems, tools (including business development tools and design tools), assemblers, applets, compilers, user interfaces, binaries, data, databases, and other collections of data in any form or format, however fixed, and all documentation relating thereto.
3.28 Information Technology. The computers, RYFL Software, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by RYFL or any of its Subsidiaries (including through cloud-based or other third-party service providers) (collectively, the “RYFL IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of RYFL’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not have a Material Adverse Effect on RYFL. RYFL and its Subsidiaries take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the RYFL IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to: (A) the use of encryption technology; and (B) the implementation of a security plan which (x) identifies within a reasonably prompt period of time any and all external risks to the security of RYFL’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. RYFL and its Subsidiaries have achieved a “baseline” maturity level in all domains according to the Federal Financial Institutions Examination Council Cybersecurity Assessment Tool. RYFL has implemented reasonable data backup, data storage, system redundancy, disaster avoidance and recovery procedures, and vendor risk management policies and procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against RYFL or any of its Subsidiaries alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information other than violations that, individually or in the aggregate, would not have a Material Adverse Effect on RYFL.
3.29 Community Reinvestment Act. Royal Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.
3.30 Bank Secrecy and Anti-Money Laundering Compliance. Since January 1, 2018, neither RYFL nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any legal requirement concerning bank secrecy or anti-money laundering, including the Currency and Foreign Transactions Reporting Act, the Money Laundering Control Act of 1986, Annunzio-Wylie Anti-Money Laundering Act, the Money Laundering Suppression Act of 1994, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act) (each such legal requirement and the rules promulgated thereunder, a “BSA/AML Law”). RYFL and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of RYFL and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against RYFL or its Subsidiaries under any BSA/AML Law that, if determined adversely to RYFL or its Subsidiaries, could reasonably be expected to have a Material Adverse Effect on RYFL or its Subsidiaries.
3.31 Agreements with Regulatory Agencies. Except as set forth in Section 3.31 of the RYFL Disclosure Schedule, neither RYFL nor any of its Subsidiaries is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding four years, a recipient of any supervisory letter from, or, during the preceding four years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “RYFL Regulatory Agreement”), nor has RYFL or any of its Subsidiaries been advised, during the preceding four years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such RYFL Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of RYFL or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to RYFL or any of its Subsidiaries.
3.32 Approval Delays. To RYFL’s knowledge, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals (as defined in Section 7.01(e)) would be denied or unduly delayed.
3.33 Internal Controls. RYFL and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (i) through the date hereof, neither RYFL nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of RYFL or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that RYFL or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing RYFL or any of its Subsidiaries, whether or not employed by RYFL or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by RYFL or any of its officers, directors, employees, or agents to the Board of Directors of RYFL or any committee thereof or to any director or officer of RYFL.

3.34 Fiduciary Accounts. RYFL and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including, without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment adviser, in accordance with the terms of the governing documents and applicable Laws and regulations. Neither RYFL nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, has committed any breach of trust, to RYFL’s knowledge, with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
3.35 Fairness Opinion. The board of directors of RYFL has received an opinion from Boenning to the effect that, as of the date of such opinion and subject to the factors, assumptions, limitations and qualifications set forth therein, the Merger Consideration to be received by the stockholders of RYFL pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.36 Antitakeover Provisions Inapplicable. The transactions contemplated by this Agreement are not subject to the requirements of any Antitakeover Provisions.
ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF FNWD
On or prior to the date hereof, FNWD has delivered to RYFL a schedule (the “FNWD Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V or Article VI. However, for purposes of the FNWD Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable RYFL to identify the items to which it applies.
For the purpose of this Agreement, and in relation to FNWD, a “Material Adverse Effect on FNWD” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value, or business of FNWD and its Subsidiaries (as defined below in this introduction to Article IV) on a consolidated basis, or (ii) would materially impair the ability of FNWD or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on FNWD shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in Laws, but only to the extent that the effects of such change are not disproportionately adverse to the financial condition, results of operations or business of such party, as compared to other banking institutions with assets of less than $10 billion whose primary market area is located in the same primary market area within which such party operates, (c) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition, or results of operations of FNWD and its Subsidiaries, (e) changes resulting from professional expenses (such as legal, accounting, and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (f) changes in general economic, legal, regulatory, social, or political conditions (including the outbreak or escalation of hostilities, war, acts of war, acts of terrorism, sabotage, natural disasters, public health emergencies, or other force majeure events, whether, as applicable, inside or outside the United States, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States), or any national or global epidemic, pandemic, or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of this Agreement, unless it uniquely affects FNWD or any of its Subsidiaries on a consolidated basis, and (g) any changes in general economic or capital market conditions affecting banks and their holding companies generally, including, without limitation, changes in interest rates and currency exchange rates.

For the purpose of this Agreement, and in relation to FNWD and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of FNWD who are listed on Section 4.0 of the FNWD Disclosure Schedule, after due inquiry. Additionally, for the purpose of this Agreement, and in relation to FNWD, its “Subsidiaries” shall mean any entity which is required to be consolidated with FNWD for financial reporting purposes pursuant to GAAP.
Accordingly, FNWD represents and warrants to RYFL as follows, except as set forth in the FNWD Disclosure Schedule:
4.01 Organization and Authority.
(a) FNWD is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. FNWD has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
(b) Peoples Bank is an Indiana state-chartered bank existing under the laws of the State of Indiana. Peoples Bank has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
(c) Each of FNWD’s Subsidiaries other than Peoples Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate or otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
(d) The articles of incorporation and bylaws of FNWD and Peoples Bank, representing true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement, have been previously delivered to RYFL.
4.02 Authorization.
(a) FNWD has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(d), (e), (f), and (j)(i) hereof. This Agreement and its execution and delivery by FNWD have been duly authorized and approved by the Board of Directors of FNWD and, assuming due execution and delivery by RYFL, constitutes a valid and binding obligation of FNWD, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.
(b) Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of FNWD or the charter documents of any of FNWD’s Subsidiaries; (ii) conflicts with or violates any Law (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which FNWD or any of its Subsidiaries is a party or by which FNWD or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than RYFL) or any other adverse interest, upon any right, property, or asset of FNWD or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which FNWD or any of its Subsidiaries is bound or with respect to which FNWD or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.
(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by FNWD.

4.03 Capitalization.
(a) As of the date of this Agreement, the authorized capital stock of FNWD consists of (i) 10,000,000 shares of common stock, without par value, 3,479,139 shares of which are issued and outstanding (and which includes shares of restricted stock), and (ii) 10,000,000 shares of preferred stock, without par value, none of which are issued and outstanding. FNWD does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders of FNWD on any matter. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of FNWD, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. Each share of FNWD common stock is entitled to one vote per share.
(b) As of the date of this Agreement, no shares of FNWD capital stock were reserved for issuance except for: (i) 250,000 shares of FNWD common stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under employee benefit plans of FNWD; and (ii) 191,909 shares of FNWD common stock reserved for issuance pursuant to future awards under such employee benefit plans of FNWD.
(c) None of the shares of FNWD common stock were issued in violation of any Law. As of the date of this Agreement there are: (i) other than outstanding stock options, restricted stock units, or other equity awards under employee benefit plans of FNWD as disclosed in Section 4.03(b), no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating FNWD or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of FNWD or any of its Subsidiaries; and (ii) no contractual obligations of FNWD or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of FNWD common stock or any equity security of FNWD or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of FNWD or its Subsidiaries.
(d) Except as set forth on Section 4.03(d) of the FNWD Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNWD are owned by FNWD, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.
4.04 Compliance with Law.
(a) None of FNWD or any of its Subsidiaries is currently in violation of, and during the preceding five years, none has been in violation of any Law, except where such violation would not have a Material Adverse Effect on FNWD. FNWD and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on FNWD.
(b) FNWD is not subject to any understandings or commitments with, and there are no orders or directives of, any government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets, or capital of FNWD or its Subsidiaries. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of FNWD or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to FNWD or any of its Subsidiaries.
(c) Since the enactment of the Sarbanes-Oxley Act, FNWD, to its knowledge, has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. FNWD maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the 1934 Act that are designed to provide reasonable assurance that information required to be disclosed by FNWD in reports that FNWD is required to file under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to FNWD’s management to allow timely decisions regarding required disclosures. As of June 30, 2021, to the knowledge of FNWD, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d) All of the existing offices and branches of Peoples Bank have been legally authorized and established in accordance with all applicable Laws, except such as would not have a Material Adverse Effect on FNWD.
4.05 Absence of Undisclosed Liabilities. Except (i) as provided in the FNWD financial statements included in its SEC Reports (as defined in Section 4.17), (ii) for unfunded loan commitments and obligations on letters of credit to customers of FNWD’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability, none of FNWD or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases, or licenses would not have a Material Adverse Effect on FNWD, nor, to FNWD’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of FNWD or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on FNWD.
4.06 Accuracy of Information Provided to RYFL. FNWD agrees that the information concerning FNWD or any of its Subsidiaries that is provided or to be provided by FNWD to RYFL for inclusion or that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement, will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the RYFL Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, FNWD shall have no responsibility for the truth or accuracy of any information with respect to RYFL or any of its Subsidiaries or any of their affiliates provided by RYFL or any of its Subsidiaries, or of any information with respect to Boenning or any of its affiliates provided by Boenning, RYFL, or any of RYFL’s Subsidiaries, for inclusion and contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any regulatory authority or governmental entity.
4.07 Financial Statements and Reports.
(a) The following financial statements and reports of FNWD and its Subsidiaries, including the notes thereto (collectively, the “FNWD Financial Statements”) are publicly available:
(i) consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of FNWD (which, as of each of the dates hereinafter mentioned in this paragraph was known as NorthWest Indiana Bancorp) as of and for the fiscal years ended December 31, 2020, 2019, and 2018;
(ii) interim unaudited consolidated balance sheet and income statement as of and for the three months ended June 30, 2021; and
(iii) call reports for Peoples Bank as of the close of business on December 31, 2020, 2019, and 2018, and as of and for the three months ended June 30, 2021.
(b) The FNWD Financial Statements described in clauses (i) and (ii) of Section 4.07(a) above present fairly, in all material respects, the consolidated financial position of FNWD as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of FNWD and its Subsidiaries. The FNWD Financial Statements described in clause (i) of Section 4.07(a) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since June 30, 2021, on a consolidated basis, FNWD and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.
4.08 Adequacy of Reserves. The reserves, the allowance for loan and lease losses, and the carrying value for real estate owned which are shown on the FNWD Financial Statements are, in the judgment of management of FNWD, adequate, in all material respects, under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding, and real estate owned as of the respective dates.
4.09 Litigation and Pending Proceedings.
(a) Except for lawsuits involving collection of delinquent accounts, there are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of FNWD, threatened against FNWD or any of its Subsidiaries in any court or before any government agency or authority, arbitration panel, or otherwise which, if determined adversely to FNWD or any of its Subsidiaries, would have a Material Adverse Effect on FNWD.
(b) Neither FNWD nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any Law, statute, rule, regulation, or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.
4.10 Taxes, Returns, and Reports. Each of FNWD and its Subsidiaries has since January 1, 2015 (a) duly and timely filed all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force). FNWD has established, and shall establish in future publicly-filed financial statements, in accordance with GAAP, a reserve for taxes in the FNWD Financial Statements adequate to cover all of FNWD’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither FNWD nor any of its Subsidiaries, to their knowledge, has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in FNWD’s future publicly-filed financial statements and as accrued or reserved for on the books and records of FNWD or its Subsidiaries. Neither FNWD nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as disclosed in Section 4.10 of the FNWD Disclosure Schedule, no federal, state, or local tax returns of FNWD or any of its Subsidiaries have been audited by any taxing authority during the past five years.
4.11  Deposit Insurance. The deposits of Peoples Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable Law, and FNWD or Peoples Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
4.12 Interim Events. Since June 30, 2021, neither FNWD nor any of its Subsidiaries has experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on FNWD.
4.13 Bank Secrecy and Anti-Money Laundering Compliance. Since January 1, 2018, neither FNWD nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging a material violation of, or material noncompliance with, any BSA/AML Law. FNWD and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of FNWD and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against FNWD or its Subsidiaries under any BSA/AML Law that, if determined adversely to FNWD or its Subsidiaries, could reasonably be expected to have a Material Adverse Effect on FNWD.

4.14 Community Reinvestment Act. Peoples Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.
4.15 Approval Delays. To the knowledge of FNWD, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals would be denied or unduly delayed.
4.16 Internal Controls. FNWD and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (a) through the date hereof, neither FNWD nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of FNWD or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that FNWD or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (b) no attorney representing FNWD or any of its Subsidiaries, whether or not employed by FNWD or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by FNWD or any of its officers, directors, employees, or agents to the Board of Directors of FNWD or any committee thereof or to any director or officer of FNWD.
4.17 FNWD Securities and Exchange Commission Filings. Since January 1, 2020, FNWD has filed all material reports and other filings with the Securities and Exchange Commission (the “SEC”) required to be filed by FNWD (“SEC Reports”). The SEC Reports were prepared in accordance with applicable Law in all material respects. All such SEC Reports were true, accurate, and complete in all material respects as of the respective date of the applicable SEC Report, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by FNWD, and to the knowledge of FNWD, none of the SEC Reports is the subject of any ongoing review by the SEC.
4.18 Financial Capability. FNWD has sufficient funds to pay the aggregate Cash Consideration payable pursuant to Section 2.01.
4.19 Well-Capitalized. Peoples Bank is “well capitalized” (as that term is defined in 12 C.F.R. Section 325.103(b)). Peoples Bank has not been informed that its status as “well capitalized” will change and has no basis for believing that its status will change due to this Merger.
4.20 Information Technology. The computers, all computer software owned or used in the business of FNWD or any of its Subsidiaries, including source code, executable code, firmware, systems, tools (including business development tools and design tools), assemblers, applets, compilers, user interfaces, binaries, data, databases, and other collections of data in any form or format, however fixed, and all documentation relating thereto, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by FNWD or any of its Subsidiaries (collectively, the “FNWD IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of FNWD’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not have a Material Adverse Effect on FNWD. FNWD and its Subsidiaries take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the FNWD IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to: (A) the use of encryption technology; and (B) the implementation of a comprehensive security plan which (x) identifies within a reasonably prompt period of time any and all external risks to the security of FNWD’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. FNWD and its Subsidiaries have achieved a “baseline” maturity level in all domains according to the Federal Financial Institutions Examination Council Cybersecurity Assessment Tool. FNWD has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against FNWD or any of its Subsidiaries alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information other than violations that, individually, or in the aggregate, would not have a Material Adverse Effect on FNWD.
4.21 Employee Benefit Plans. All employee benefit and welfare benefit plans of FNWD or any of its Subsidiaries comply in form and in operation in all material respects with all applicable Laws, including the Code and ERISA. Each employee benefit plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), maintained by FNWD or any of its Subsidiaries and that is intended to be qualified under Section 401(a) of the Code have met such requirements, in all material respects, at all times and have been and continue to be tax exempt under Section 501(a) of the Code, and a favorable determination or an opinion letter as to the qualification under the Code of each such plan and each amendment thereto has been issued by the Internal Revenue Service.
4.22 Agreements with Regulatory Agencies. Neither FNWD nor any of its Subsidiaries is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five years, a recipient of any supervisory letter from, or, during the preceding five years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (an “FNWD Regulatory Agreement”), nor has FNWD or any of its Subsidiaries been advised, during the preceding five years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such FNWD Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of FNWD or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to FNWD or any of its Subsidiaries.
ARTICLE V.

CERTAIN COVENANTS
Where applicable, RYFL covenants and agrees with FNWD and covenants and agrees to cause its Subsidiaries to act as follows, and where applicable, FNWD covenants and agrees with RYFL as follows:
5.01 RYFL Stockholder Approval. RYFL shall submit this Agreement to its stockholders for approval and adoption at a meeting to be called and held in accordance with applicable Law and the certificate of incorporation and bylaws of RYFL (the “RYFL Stockholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of RYFL shall recommend to RYFL’s stockholders that such stockholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from RYFL’s stockholders. Additionally, each director and executive officer of RYFL and Royal Bank set forth in Section 5.01 of the FNWD Disclosure Schedule shall agree to vote any shares of RYFL Common Stock he or she owns, beneficially or of record, in favor of the Merger pursuant to the agreement attached hereto as Exhibit 5.01.
5.02 Other Approvals.
(a) RYFL shall proceed expeditiously, cooperate fully, and use commercially reasonable efforts to assist FNWD in procuring, upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof, all consents, authorizations, approvals, registrations, and certificates, in completing all filings and applications, and in satisfying all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b) RYFL will use commercially reasonable efforts to obtain any required third-party consents to agreements, contracts, commitments, leases, instruments, and documents described in the RYFL Disclosure Schedule and to which RYFL and FNWD agree are material.
(c) Any written materials or information provided by RYFL to FNWD for use by FNWD in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.
5.03 Conduct of Business.
(a) After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of RYFL and its Subsidiaries shall: (1) carry on its business diligently, substantially in the manner as is presently being conducted, and in the ordinary course of business; (2) use commercially reasonable efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and Persons having business dealings with it; (3) use reasonable best efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (4) maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and (5) not knowingly do or fail to do anything which will cause a material breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound. From the date hereof until the Effective Time or until this Agreement is terminated as herein provided, except as expressly contemplated or permitted by this Agreement, without the prior written consent (including consent delivered by email) of FNWD which consent shall not be unreasonably withheld, conditioned or delayed (which prior written consent shall be deemed to have been given if FNWD has not objected to a proposed action by RYFL on or before three business days after written notice thereof has been given by RYFL and received by FNWD, which notice shall contain sufficient information, in FNWD’s reasonable discretion, regarding the matter for which RYFL is seeking consent), RYFL will not, and will cause its Subsidiaries to not:
(i) make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization, or reclassification), authorize a class of stock, or issue any stock (other than pursuant to the exercise of any RYFL Stock Options outstanding as of the date hereof and exercised prior to the Election Deadline), issue or grant any warrant, option, right, or other agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or redeem any of its outstanding shares of common stock or other securities (other than the withholding of shares of RYFL Common Stock to satisfy tax obligations in connection with the vesting of RYFL Restricted Stock or the exercise of RYFL Stock Options prior to the Election Deadline);
(ii) distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders; provided that, each of RYFL’s Subsidiaries may pay cash dividends to RYFL or Royal Bank in the ordinary course of business for payment of reasonable and necessary business and operating expenses of RYFL or Royal Bank and expenses of the Merger; provided further that, at FNWD’s request pursuant to Section 5.05(d) and except to the extent prohibited by Law or any bank regulatory agency, Royal Bank shall pay dividends to RYFL; provided further that, no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or is actually consummated if during such period RYFL’s stockholders will become entitled to receive dividends on their shares of FNWD common stock received pursuant to this Agreement;
(iii) purchase or otherwise acquire any investment security for their own account that exceeds $2,000,000 individually or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three years and in accordance with applicable Laws and regulations or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale;”
(iv) make, renew, or otherwise modify any loan, loan commitment, letter of credit, or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of RYFL or any Subsidiary and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss” in an amount in excess of $250,000. Except for binding commitments in effect as of the date of this Agreement, Royal Bank also shall not make, purchase, renew, modify, amend, or extend the maturity of:
(1) any new commercial Loan in excess of $2,000,000 or any new commercial Loan which, after giving effect to such proposed Loan, would result in total exposure to the proposed borrower exceeding $5,000,000 in the aggregate; provided that, Royal Bank may, without the consent of FNWD, renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $2,000,000 or less;
(2) any 1-to-4 family residential mortgage Loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained), or any other 1-to-4 family residential mortgage Loan in excess of $548,250;
(3) any consumer Loan in excess of $100,000;
(4) any home equity Loan or line of credit in excess of $150,000;
(5) any Loan participation; or
(6) any agreement to purchase mortgage loans from any third-party originator;
provided that, Royal Bank may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of Peoples Bank shall be provided with notice of the proposed action in writing (together with complete information regarding such Loan) and Peoples Bank has not provided written objection to the taking of such proposed action within three business days of being provided with such notice (the lack of such objection being deemed prior written consent of FNWD for purposes of this Section);
(v) acquire any assets of any other Person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to Royal Bank) or foreclose upon or otherwise take title to or possession or control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified Person acceptable to FNWD, which indicates that the real property is free of pollutants, contaminants, or hazardous materials; provided that, neither RYFL nor Royal Bank shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless RYFL has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;
(vi) except for normal annual compensation increases not to exceed 3.5% granted to employees who otherwise have not been provided a compensation increase within the 12 months preceding the date of this Agreement, and except as contemplated by this Agreement (including severance and change in control payments anticipated to be paid as described in Section 5.19 and Section 6.04(h) hereof, pay or agree to pay, conditionally or otherwise, any additional compensation (other than normal bonus compensation not to exceed 12% of an individual’s compensation and paid in the ordinary course of business and consistent with past practices) or severance benefit, take any action that would give rise to an acceleration of the right to payment, or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers, or employees, or, except as required by Law and except as contemplated by this Agreement, adopt or make any change in any RYFL Plan or other arrangement (including any agreement for indemnification) or payment made to, for or with any of such consultants, directors, officers, or employees;
(vii) fail to accrue, pay, discharge, and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

(viii) except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by Royal Bank, trade payables, and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge, or satisfaction in the ordinary course of business of liabilities reflected in the RYFL Financial Statements or the Subsequent RYFL Financial Statements, borrow any money, or incur any indebtedness in an aggregate amount exceeding $50,000;
(ix) change its accounting methods, except as may be necessary and appropriate to conform to (1) changes in tax law requirements, (2) changes in GAAP or regulatory accounting principles, as required by RYFL’s independent auditors or its regulatory authorities, or (3) changes requested by FNWD pursuant to this Agreement;
(x) make, change, or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment, or surrender any right to claim a refund of a material amount of taxes;
(xi) except as set forth in Section 5.03(a)(xi) of the RYFL Disclosure Schedule, make application for the opening or closing of any, or open or close any, branch or automated banking facility, except as may be contemplated by any application filed with any bank regulatory authority in connection with the Merger;
(xii) waive, release, grant, or transfer any material rights of value or enter into, amend, or terminate (other than at its stated expiration date) any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(iv) hereof and legal, accounting, and investment banking or financial advisory fees related to the Merger) requiring payments by RYFL or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate (other than trade payables or otherwise incurred in the ordinary course of business) or which contain any financial commitment extending more than 12 months following the date of this Agreement;
(xiii) except as already committed in writing as of the date of this Agreement, make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate;
(xiv) except as required by applicable Law or regulatory authorities: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures, or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable efforts to avoid any material increase in its aggregate exposure to interest rate risk;
(xv) take any action that would change Royal Bank’s loan loss reserves that is not in compliance with Royal Bank’s policy and past practices consistently applied and in compliance with GAAP;
(xvi) except as already committed in writing as of the date of this Agreement, cancel, release, or compromise any indebtedness in excess of $50,000 owing to RYFL or any Subsidiary or any claims which RYFL or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;
(xvii) pay, discharge, settle, or compromise any litigation, claim, action, arbitration, or other proceeding against RYFL or any Subsidiary unless such payment, discharge, settlement, or compromise does not require RYFL or any Subsidiary to pay any monies in excess of $50,000 and would not (A) impose any material restriction on the business of RYFL or its Subsidiaries, and (B) create precedent for claims that are reasonably likely to be material to it or its Subsidiaries;
(xviii) take any action that is intended or is reasonably likely to result in (1) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (2) any of the conditions to the Merger set forth in this Agreement not being satisfied in any material respect, or (3) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable Law;
(xix) maintain the rate of interest paid by Royal Bank on any deposit product, including without limitation on certificates of deposit, in a manner and pursuant to policies inconsistent with past practices;
(xx) amend the certificate of incorporation or bylaws of RYFL, or similar governing documents of any of its Subsidiaries;

(xxi) maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off, on Loans and leases outstanding;
(xxii) knowingly take any action or fail to take any action that would, or would be likely to, prevent, impede, or delay the Merger from qualifying as a reorganization as defined by Section 368(a) of the Code; or
(xxiii) agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.
5.04 Insurance. RYFL and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties, and operations, fidelity coverage, and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by RYFL or its Subsidiaries as of the date of this Agreement.
5.05 Accruals for Loan Loss Reserve and Expenses.
(a) Prior to the Effective Time, RYFL shall and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking Laws and regulations, such appropriate accounting entries in its books and records and use reasonable best efforts to take such other actions as RYFL and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.
(b) RYFL recognizes that FNWD may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable Law (including without limitation applicable banking Laws and regulations and GAAP), from and after the date hereof RYFL shall consult and cooperate in good faith with FNWD with respect to conforming the loan and accounting policies and practices of RYFL to those policies and practices of FNWD for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from FNWD to RYFL, based upon such consultation and subject to the conditions in Section 5.05(d).
(c) Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), RYFL shall consult and cooperate in good faith with FNWD with respect to determining, as reasonably specified in a written notice from FNWD to RYFL, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of RYFL’s expenses of the Merger.
(d) Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), RYFL and Royal Bank shall make such conforming changes and entries as contemplated in Section 5.05(b) and Section 5.05(c) above, but in no event prior to the fifth day next preceding the Closing Date, and only after FNWD acknowledges that all conditions to its obligation to consummate the Merger have been satisfied, and certifies to RYFL that FNWD will at the Effective Time deliver to RYFL the certificate contemplated in Section 7.02(g).
(e) RYFL’s representations, warranties, and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at FNWD’s request in compliance with Section 5.05(d).
5.06 Acquisition Proposals.
(a) RYFL shall, and shall cause each of its Subsidiaries to, and its and their respective officers, directors, and representatives (including Boenning) to, immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with any Person concerning an Acquisition Proposal (as defined in Section 5.06(e)). During the period from the date of this Agreement through the Effective Time, RYFL shall not terminate, amend, modify, or waive any material provision of any confidentiality or similar agreement to which RYFL or any of its Subsidiaries is a party (other than any involving FNWD).
(b) Except as permitted in this Section 5.06, RYFL shall not, and shall cause its Subsidiaries and any of their respective directors, officers, and representatives (including Boenning) not to, (i) solicit, initiate, or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided that, at any time prior to obtaining the approval of the Merger by RYFL’s stockholders, if RYFL receives an bona fide written Acquisition Proposal from a third party that was received after the date hereof (and not withdrawn) that the RYFL Board of Directors determines in good faith, after consultation with RYFL’s outside legal counsel and its financial advisor, constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Section 5.06(f)) that was not solicited after the date hereof and did not otherwise result from a breach of RYFL’s obligations under this Section 5.06, RYFL may furnish, or cause to be furnished, non-public information with respect to RYFL and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to FNWD prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the RYFL Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to RYFL’s stockholders under applicable Law, and (B) prior to taking such action, RYFL enters into a confidentiality agreement with respect to such proposal (which shall permit RYFL to comply with the terms of Section 5.06(b) and (c) hereof) containing provisions at least as restrictive to such receiving Person as the provisions are to FNWD in the Confidentiality Agreement (as defined in Section 11.08), a copy of which shall be provided to FNWD promptly (but in no event later than 24 hours) after the execution thereof. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including Boenning) of RYFL or its Subsidiaries shall be a breach of this Section 5.06 by RYFL.
(c) Neither the RYFL Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw, or modify in a manner adverse to FNWD or propose to withdraw or modify in a manner adverse to FNWD (or take any action inconsistent with) the recommendation by such RYFL Board of Directors or any such committee regarding this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit RYFL or Royal Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of RYFL’s stockholders to approve the Merger, the RYFL Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided that, the RYFL Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of RYFL under applicable Law; provided further that, the RYFL Board of Directors may not effect such an Adverse Recommendation Change unless (A) the RYFL Board of Directors shall have first provided prior written notice to FNWD (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new seven business day period), and (B) FNWD does not make, within seven business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the RYFL Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the RYFL Board of Director’s fiduciary duties to the stockholders of RYFL under applicable Law. RYFL agrees that, during the seven business day period prior to its effecting an Adverse Recommendation Change, RYFL and its officers, directors, and representatives shall negotiate in good faith with FNWD and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by FNWD.
(d) In addition to the obligations of RYFL set forth in paragraphs (a), (b), and (c) of this Section 5.06, RYFL shall as promptly as possible, and in any event within two business days after RYFL first obtains knowledge of the receipt thereof, advise FNWD orally and in writing of (i) any Acquisition Proposal or any request for information that RYFL reasonably believes could lead to or contemplates an Acquisition Proposal, or (ii) any inquiry RYFL reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request, or inquiry (including any subsequent amendment or other modification to such terms and conditions), and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request, or inquiry, if there occurs or is presented to RYFL any offer, material change, modification, or development to a previously made offer, letter of intent, or any other material development, RYFL (or its outside counsel) shall (A) advise and confer with FNWD (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto, and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide FNWD with true, correct, and complete copies of any document or communication related thereto.
(e) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal, or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income, or assets of RYFL and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of RYFL or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of RYFL or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, or similar transaction involving RYFL, Royal Bank, or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of RYFL, Royal Bank, or any of RYFL’s other Subsidiaries or of any resulting parent company of RYFL or Royal Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to FNWD of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, and as used elsewhere in this Agreement, a “Person” shall include a natural person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.
(f) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the RYFL Board of Directors determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to the stockholders of RYFL from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any termination fees, expense reimbursement provisions, and conditions to consummation and any changes to the financial terms of this Agreement proposed by FNWD in response to such offer or otherwise)), and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory, and other aspects of such proposal.
5.07 Press Releases. FNWD and RYFL shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable Law, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.
5.08 Changes and Supplements to Disclosure Schedules. RYFL shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the RYFL Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the RYFL Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of RYFL contained herein incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the RYFL Disclosure Schedule unless FNWD shall have first consented in writing with respect thereof.
5.09 Failure to Fulfill Conditions. In the event RYFL determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FNWD.
5.10 Access; Information.
(a) FNWD and RYFL, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have reasonable access to the properties, facilities, operations, books, and records of the other party (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege). FNWD and RYFL, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records, and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties, and other matters; provided that, such access or investigation shall not interfere unnecessarily with the normal business operations of RYFL or FNWD or either of their Subsidiaries; provided further, neither RYFL, FNWD or any of their Subsidiaries shall be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or other person or would result in the waiver by any of them of the privilege protecting communications between any of them an any of their counsel. In addition, after receipt of all Regulatory Approvals and the necessary stockholders’ approval, RYFL shall cooperate with FNWD to facilitate introductions to Royal Bank’s customers and key business partners and referral sources.
(b) No investigation by FNWD or RYFL shall affect the representations and warranties made by RYFL or FNWD herein.
(c) Any confidential information or trade secrets received by FNWD, RYFL, or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents, and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by FNWD or RYFL, as applicable, or at FNWD’s or RYFL’s request, returned to FNWD or RYFL, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof; provided that, the parties may retain such received confidential information for use solely to comply with applicable Law or regulation or professional standard or bona fide internal compliance policy requirements and any such retained information must be treated confidentially. Additionally, any confidential information or trade secrets received by FNWD or RYFL, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.08). This Section 5.10 will not require the disclosure of any information to FNWD or RYFL which would be prohibited by Law.
(d) RYFL shall provide FNWD with copies of minutes and consents from all RYFL and Royal Bank Board of Directors and committee meetings no later than five business days after such minutes are approved at the next monthly meeting of the Board of Directors (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege).
5.11 Financial Statements. As soon as internally available after the date of this Agreement, RYFL will deliver to FNWD any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of RYFL prepared for its internal use, Royal Bank’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by FNWD (collectively, “Subsequent RYFL Financial Statements”). The Subsequent RYFL Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year-end adjustments).

5.12 Environmental.
(a) If requested by FNWD, RYFL shall cooperate with an environmental consulting firm designated by FNWD that is reasonably acceptable to RYFL (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof (the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by FNWD on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by RYFL or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO, to the extent not prohibited by any applicable lease. FNWD will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing, and investigations through completion. FNWD shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any RYFL property promptly upon FNWD’s receipt of such reports. FNWD shall be responsible for the costs of the Phase I environmental site assessments, and (i) FNWD and RYFL shall each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials) on any real property for which RYFL has not provided FNWD a Phase II environmental site assessment conducted within the past six (6) years, and (ii) FNWD shall be responsible for the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Consultant as a result of an actual or suspects “Recognized Environmental Condition” on any real property for which RYFL has provided FNWD a Phase II environmental site assessment conducted within the past six (6) years.
(b) If the Designated Environmental Consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the Designated Environmental Consultant, of the dollar amount, if any, that RYFL and its Subsidiaries would be required to expend due to a violation of applicable Environmental Laws for all of the RYFL properties (the “Environmental Liabilities”) for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, and any other materials regulated under the Environmental Laws with respect to RYFL’s or its Subsidiaries’ owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs,” as further adjusted pursuant to this Section 5.12), is in excess of $150,000, FNWD shall deliver to RYFL (not later than ten business days after its receipt of the Designated Environmental Consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of such Environmental Liabilities and the course of action proposed to be taken by FNWD or its Subsidiaries (if it were to become the owner of such properties as a result of the Merger) to remediate or otherwise address the environmental problems and providing an estimate of the out-of-pocket costs of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If RYFL disagrees with FNWD’s estimate of the amount of out-of-pocket costs of such remediation or the course of action proposed by FNWD, RYFL shall deliver to FNWD a written notice of such objection (an “Environmental Cost Objection”) within five business days after RYFL’s receipt of the Environmental Cost Notice. No later than five business days following FNWD’s receipt of an Environmental Cost Objection, one or more members of senior management of FNWD and RYFL having authority to resolve the dispute shall meet (in person or by telephone) and shall negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. If FNWD and RYFL are unable to resolve such dispute through good faith negotiations, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, a new environmental consulting firm that is mutually agreed to by the parties (the “Independent Environmental Consultant”). The Independent Environmental Consultant shall determine and report in writing to FNWD and RYFL the Estimated Clean-Up Costs, and such determinations shall be final, binding, and conclusive unless FNWD and RYFL mutually agree upon a different amount.
(c) The Estimated Clean-up Costs shall be deemed to have been established for purposes of this Section 5.12: (i) if FNWD does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under subsection (b) above, or (ii) if an Environmental Cost Objection is delivered to FNWD and finally resolved as set forth in subsection (b) hereof, then as of the date of such resolution. Following the establishment of the Estimated Clean-up Costs, if the Estimated Clean-Up Costs are (A) between $150,000 and $500,000, then FNWD shall have the right to reduce the Cash

Consideration by the Estimated Clean-up Costs, or (B) more than $500,000, then FNWD shall have the right to either (1) reduce the Cash Consideration by the Estimated Clean-up Costs, or (2) terminate this Agreement pursuant to Section 8.01(c)(iv), which termination right shall be FNWD’s sole remedy in such event.
5.13 Governmental Reports and Shareholder Information. Promptly upon it becoming available, RYFL shall furnish to FNWD one copy of each financial statement, report, notice, or proxy statement sent by RYFL to any Governmental Authority or to RYFL’s stockholders, and of any order issued by any Governmental Authority in any proceeding to which RYFL is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency, or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations, or properties.
5.14 Adverse Actions. RYFL shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respects, (c) a material violation of any provision of this Agreement, or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable Law.
5.15 Employee Benefits and Employees.
(a) Neither the terms of Section 6.04 hereof nor the provision of any employee benefits by FNWD or any of its Subsidiaries to employees of RYFL or any of its Subsidiaries shall: (a) create any employment contract, agreement, or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of RYFL or any of its Subsidiaries; or (b) prohibit or restrict FNWD or its Subsidiaries, whether before or after the Effective Time, from changing, amending, or terminating any employee benefits provided to its employees from time to time.
(b) RYFL will allow FNWD reasonable access during normal business hours to interview employees of RYFL and Royal Bank being considered by FNWD for post-Closing employment. Before the date that is 30 days prior to Closing, FNWD will use its best efforts to notify RYFL of the employees of RYFL and Royal Bank which FNWD intends to retain after the Effective Time (such employees, the “Retained Employees”). Prior to the Closing Date, RYFL shall be responsible for timely giving any notices to, and terminating (but in no event earlier than the date all Regulatory Approvals are received, with such termination to become effective as of the Effective Time), any employees of RYFL and Royal Bank who FNWD elects not to retain after, and whose employment will not be continued by FNWD as of, the Effective Time (such employees, the “Non-Retained Employees”), and RYFL shall pay to each Non-Retained Employee: (i) (A) severance pay for full-time employees who are classified as “exempt” for payroll purposes by RYFL, Royal Bank, or a Subsidiary of either, as applicable (“Exempt Employees”), as determined in accordance with the RYFL Severance Benefit Plan (the “RYFL Severance Benefits Plan”) equal to two weeks of pay, at the employee’s base rate of pay in effect at the time of termination, for each full year of continuous service with RYFL, Royal Bank, or a Subsidiary of either, as applicable, with a minimum of two weeks and a maximum of 26 weeks, and (B) severance pay for full-time employees who are classified as “non-exempt” for payroll purposes by RYFL, Royal Bank, or a Subsidiary of either, as applicable (“Non-Exempt Employees”), and for part-time employees, as determined in accordance with the RYFL Severance Benefits Plan equal to one week of pay, at the employee’s base rate of pay in effect at the time of termination, for each full year of continuous service with RYFL, Royal Bank, or a Subsidiary of either, as applicable, with a minimum of two weeks and a maximum of 26 weeks; and (ii) any and all other amounts (other than the severance payments set forth in subsection (i) above) which are then due and payable to the Non-Retained Employee in connection with the termination of his or her employment, including, without limitation, all accrued vacation pay and the health care continuation rights described below in this Section 5.15(b); provided that, in order to receive the severance payment described in subsection (i) above, each such Non-Retained Employee must sign and deliver to RYFL a termination and release agreement in a form reasonably acceptable to FNWD (a “Release Agreement”). Such Non-Retained Employees who sign and deliver a Release Agreement shall receive the severance payment described in subsection (i) above within 60 days of termination of employment. Any of such Non-Retained Employees shall be entitled to continuation coverage under Peoples Bank’s group health plans as required by Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”), subject to timely election and payment of the applicable COBRA premium by such Non-Retained Employees. The “applicable COBRA premium” shall be the premium rate in effect for other

Peoples Bank COBRA beneficiaries (subject to any applicable federal or state subsidy), except that for Non-Retained Employees who are eligible for severance pay shall, for a minimum period of one month, and a maximum period of 6 months, in either case corresponding to the period for which severance is payable, pay only the portion of the applicable COBRA premium equal to the premium such Non-Retained Employees paid as an active employee immediately prior to the time of employment termination. RYFL shall take all necessary action to amend, or cause Royal Bank to amend, effective as of the date of this Agreement, any and all severance plans or policies adopted, maintained, or previously approved by RYFL and Royal Bank as set forth in Section 5.15(b) of the RYFL Disclosure Schedule, such that: (x) such severance plan or policy shall terminate as of the Effective Time; and (y), no such severance plan or policy shall apply to the payment of severance or other benefits by RYFL or any of its Subsidiaries, or by any other Person, to any Retained Employee or Non-Retained Employee. From and after the date of this Agreement, neither RYFL nor Royal Bank shall adopt or approve any new severance plans or policies.
(c) Before Closing, with RYFL’s prior consent (which consent shall not be unreasonably withheld), FNWD may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for Non-Retained Employees; provided that, such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of RYFL.
5.16 Payoff of CIBC Loan. No less than five business days prior to the Closing Date (the “Payoff Date”), RYFL shall terminate and discharge or cause to be discharged all indebtedness of RYFL under that certain Amended and Restated Loan Agreement dated as of November 1, 2017 between Royal Financial, Inc., as Borrower, and CIBC Bank USA, as Lender, as amended pursuant to an Amendment dated December 8, 2017, a Second Amendment dated February 15, 2018, a Third Amendment dated October 19, 2018, and a Fourth Amendment dated June 29, 2020 (collectively, and as amended, the “CIBC LOC”) pursuant to one or more executed pay-off letters, together with appropriate executed lien release documentation, in forms reasonably acceptable to FNWD (the “Loan Termination Documents”), which letters will: (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs, or other similar obligations related to the CIBC LOC as of the Payoff Date (the “Payoff Amount”); (b) state that all obligations (including guarantees) in respect thereof and encumbrances in connection therewith on the assets of RYFL and its Subsidiaries, including but not limited to the pledge of shares of capital stock of Royal Bank securing the indebtedness under the CIBC LOC, will be, concurrently with the receipt of the Payoff Amount on the Payoff Date by the Persons holding such indebtedness, released; and (c) if necessary, authorize FNWD to file any termination statements or other documents necessary to terminate and release any encumbrances related to the CIBC LOC.
5.17 Termination of Royal Financial, Inc. 401(k) Plan.
(a) RYFL maintains the Royal Financial, Inc. 401(k) Plan (the “RYFL 401(k) Plan”). RYFL shall make contributions to the RYFL 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the RYFL 401(k) Plan and past practices, including, without limitation, elective deferral contributions of those RYFL 401(k) Plan participants who are employed by RYFL or its Subsidiaries.
(b) As soon as practicable following the execution of this Agreement, RYFL, pursuant to the provisions of the RYFL 401(k) Plan, shall, subject to review and approval by FNWD: (i) adopt resolutions to terminate, subject to the consummation of the Merger, the RYFL 401(k) Plan, consistent with the provisions of Code Section 401(k)(10), effective as of a date that is not later than the day before the Effective Time (the “Plan Termination Date”), and (ii) amend the RYFL 401(k) Plan effective as of a date not later than the Plan Termination Date to freeze participation in and benefit accruals under, and to the extent legally required, vest fully participant accounts in the RYFL 401(k) Plan. Such resolutions and amendment shall be provided to FNWD at least ten (10) days prior to the Closing Date.
(c) Any contributions due to the RYFL 401(k) Plan for the period prior to the Plan Termination Date, and not yet paid on the Plan Termination Date, will be contributed by RYFL, or by Peoples Bank if after the Effective Time, as soon as administratively feasible following the Plan Termination Date.
(d) RYFL shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to RYFL as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the RYFL 401(k) Plan.

(e) As soon as practicable following the execution of this Agreement, FNWD will amend the Peoples Bank Employees’ Savings & Profit Sharing Plan (“Peoples Bank 401(k) Plan”) to permit Retained Employees to enter the Peoples Bank 401(k) Plan as of the Effective Time, and Retained Employees will be credited with prior years of service with RYFL for purposes of eligibility and vesting (but not benefit accruals).
5.18 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.
(a) All fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by RYFL or Royal Bank (“collectively, RYFL Fully-Insured Welfare Plans”) shall be terminated as of the Effective Time, unless otherwise determined by FNWD. RYFL shall take, or cause to be taken, all actions necessary to terminate all RYFL Fully-Insured Welfare Plans and related group insurance policies and third party service agreements as of the Effective Time, unless otherwise instructed by FNWD.
(b) From the date of this Agreement through the Effective Time, RYFL shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under RYFL’s fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.
(c) If FNWD so directs, as of the date of the termination of the RYFL cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the applicable components of the FNWD cafeteria plan. Benefit and compensation deferral elections in effect at that time shall be continued under the FNWD cafeteria plan, subject to subsequent changes as provided in the FNWD plan. All benefit payments related to the transferred balances shall be made in accordance with the FNWD cafeteria plan.
5.19 Employment Agreements. RYFL and Royal Bank are parties to employment agreements with each of the employees of Royal Bank identified in Section 5.19 of the RYFL Disclosure Schedule (each, an “Employment Agreement”). FNWD shall honor the provisions relating to payments to such employees in connection with a change in control as set forth in each Employment Agreement (“Change in Control Payments”), unless superseded by an agreement entered into on or prior to the Effective Time between the employee of Royal Bank who is a party to the Employment Agreement and FNWD or any Subsidiary of FNWD; provided that, each Employment Agreement shall be amended, with the written consent of the Royal Bank employee who is a party thereto, prior to the Effective Time, if necessary, to ensure and expressly provide that no payment shall be made under such agreement or under any other plan, arrangement, or agreement applicable to such employee that would constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute an “excess parachute payment,” the payment will be reduced to the greatest amount payable without triggering the tax under Code Sections 4999 and 280G. Notwithstanding any contrary provision herein, the aggregate amount of all Change in Control Payments shall not exceed $3,400,000, which shall be inclusive of any value assigned to restrictive covenants to which the recipient of such payments may be subject. The payment of amounts in satisfaction of the Employment Agreements shall be contingent upon each Royal Bank employee who is a party to an Employment Agreement entering into a mutual termination of employment agreement in the form attached hereto as Exhibit 5.19 (a “Mutual Termination of Employment Agreement”), each of which shall be executed and delivered at Closing.
5.20 Offers of Employment. At least 30 days prior to the Effective Time, FNWD shall, or shall cause Peoples Bank to, make offers of employment, in FNWD’s sole discretion, to those employees of Royal Bank whose names are set forth on Section 5.20 of the FNWD Disclosure Schedule, as may be updated by FNWD prior to the tenth business day preceding the Closing Date (each, an “Offered Employee”), each on an “at-will” employment basis, pursuant to such terms as are consistent with the terms of employment set forth in Section 5.20 of the FNWD Disclosure Schedule applicable to such Offered Employee, with the employment of each such Offered Employee to become effective as of the Effective Time, subject to the satisfaction of FNWD’s customary pre-employment requirements applicable to similarly situated employee candidates of FNWD. Neither RYFL, Royal Bank, nor any of its Subsidiaries shall attempt to influence any such Offered Employee not to accept an offer of employment from FNWD. RYFL and Royal Bank shall permit representatives of FNWD or Peoples Bank to meet with the Offered Employees to discuss the offers of employment prior to the Closing Date at such times and dates that are mutually agreeable to RYFL and FNWD. Nothing in this Agreement shall affect FNWD’s or Peoples Bank’s right to terminate the employment of any Offered Employee at any time on or after the Effective Time, with or without cause or advance notice. Except as provided in this Section 5.20, it is understood and agreed that FNWD’s intention to extend offers of employment to the Offered Employees (i) shall not constitute any commitment, contract, or understanding (expressed or implied) of any obligation on the part of FNWD or Peoples Bank, as applicable, to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those consistent with the terms of employment set forth in Section 5.20 of the FNWD Disclosure Schedule, and (ii) unless otherwise agreed upon between FNWD or Peoples Bank and particular Offered Employees, employment offered by FNWD or Peoples Bank, as applicable, shall be “at will.”
5.21 [Reserved].
5.22 Bank Merger. Prior to the Effective Time, RYFL shall, and shall cause Royal Bank to, cooperate with FNWD and take such action as reasonably requested by FNWD as necessary to (i) prepare to effectuate the Bank Merger as contemplated in Section 1.05 hereof; and (ii) reconstitute the directors and officers of Royal Bank or any Subsidiary of RYFL, amend the articles of incorporation and bylaws of Royal Bank or any Subsidiary of RYFL, or make such other changes as FNWD may request if necessary to accomplish the same.
5.23 Cooperation on Conversion of Systems. RYFL agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its reasonable best efforts to ensure an orderly transfer of information, processes, systems, and data to FNWD and to otherwise assist FNWD in facilitating the conversion of all of RYFL’s systems into, or to conform with, FNWD’s systems (including cooperating with FNWD in the training of RYFL’s and its Subsidiaries’ employees on FNWD’s systems), so that, as of the Closing, the systems of RYFL are readily convertible to FNWD’s systems to the fullest extent possible without actually converting them prior to the Closing. RYFL and FNWD shall meet on a regular basis to discuss and plan for the conversion of RYFL’s data processing and related electronic informational systems to those used by FNWD, which planning shall include, without limitation: (i) discussion of possible termination by RYFL of third-party service provider arrangements effective at or following the Effective Time; (ii) non-renewal of personal property leases and software licenses used by RYFL in connection with its systems operations; and (iii) retention of outside consultants and additional employees to assist with the conversion and outsourcing, as appropriate, of proprietary or self-provided system services. In the event that RYFL takes, at the request of FNWD, any action relative to third parties to facilitate the conversion that results in the imposition of any fees, expenses or charges, FNWD or Peoples Bank shall pay any such fees, expenses and charges directly to such third parties.
5.24 Installation/Conversion of Equipment. Prior to Closing, and after the receipt of all Regulatory Approvals, at times mutually agreeable to FNWD and RYFL, FNWD may, at FNWD’s sole expense, install teller equipment, platform equipment, data lines and computers, at the RYFL and Royal Bank offices, branches, and ATM locations, and RYFL shall cooperate with FNWD in connection with such installation; provided that, such installations shall not interfere with the normal business activities and operations of RYFL or Royal Bank or require material alterations to RYFL’s or Royal Bank’s facilities; provided further that, upon a termination of this Agreement, FNWD, at its sole expense, shall remove any such equipment and computers and make any necessary repairs to return the RYFL and Royal Bank property to its original state.
5.25 Antitakeover Provisions. At all times prior to the Closing, RYFL shall (i) take all reasonable action necessary to ensure that no Antitakeover Provision is or becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger; and (ii) if any Antitakeover Provision becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Antitakeover Provision on this Agreement or the transactions contemplated hereby, including the Merger.
ARTICLE VI.

COVENANTS OF FNWD
FNWD covenants and agrees with RYFL and covenants and agrees to cause its Subsidiaries to act as follows (and, where applicable, RYFL covenants and agrees with FNWD as follows):
6.01 Regulatory Approvals. FNWD shall have primary responsibility of the preparation, filing, and costs of all bank regulatory applications required for consummation of the Merger (except those only applicable to

RYFL or Royal Bank, if any), and all parties shall file such applications as promptly as practicable after the execution of this Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel), and in no event later than 45 days after the execution of this Agreement. FNWD shall provide RYFL and its counsel appropriate opportunity to review and comment on such bank regulatory applications, including any supplements or amendments to such filings and all responses for additional information and replies to comments, prior to such filings being filed with a bank regulatory agency. FNWD and RYFL shall provide to the other’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. FNWD and RYFL shall cooperate fully and use commercially reasonable efforts to procure, upon terms and conditions reasonably acceptable to each of them, all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications, and to satisfy all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.
6.02 SEC Registration.
(a) As soon as practicable following the date of this Agreement, (i) RYFL and FNWD shall prepare a joint proxy statement (or similar disclosure document) (the “Joint Proxy Statement”), in accordance with the rules and regulations of the SEC, to be used in connection with the RYFL Stockholders’ Meeting and the FNWD Stockholders’ Meeting to obtain approval of the Merger, and any other matters required to be approved or adopted, by each party’s respective stockholders, and (ii) FNWD shall prepare and file with the SEC a registration statement on an appropriate form under the Securities Act of 1933, as amended (the “1933 Act”), and in accordance with the rules and regulations of the SEC, covering the shares of FNWD Common Stock to be issued pursuant to this Agreement and containing a prospectus for that purpose and made a part thereof (the “Prospectus,” and together with the Joint Proxy Statement, the “Joint Proxy Statement/Prospectus”). The registration statement referred to in the preceding sentence, and any amendments and supplements thereto, is referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include the Joint Proxy Statement/Prospectus, and, in the case of the Joint Proxy Statement, the disclosures in which shall be reasonably acceptable to FNWD and RYFL, and shall incorporate all appropriate comments thereto prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. FNWD shall use its best reasonable efforts to cause the Registration Statement to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. FNWD shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents, or approvals required for the issuance of FNWD Common Stock pursuant to this Agreement.
(b) The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect to the Registration Statement. FNWD shall promptly notify RYFL upon the receipt of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements to the Registration Statement or Joint Proxy Statement/Prospectus, as the case may be, and shall provide RYFL with copies of all correspondence between FNWD and the SEC. If prior to the Effective Time any event occurs with respect to RYFL, FNWD, or any of their respective Subsidiaries, or any change occurs with respect to information supplied by or on behalf of RYFL or FNWD, respectively, for inclusion in the Joint Proxy Statement/Prospectus or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Registration Statement, RYFL or FNWD, as applicable, shall promptly notify the other of such event, and RYFL or FNWD, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to RYFL’s and FNWD’s respective stockholders.
(c) If FNWD’s common stock becomes listed on the NASDAQ Stock Market (“NASDAQ”) after the date of this Agreement and prior to the Effective Time, then FNWD shall use its reasonable best efforts to cause the shares of FNWD Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Capital Market (subject to official notice of issuance) prior to the Effective Time.
6.03 FNWD Stockholder Approval. FNWD shall submit this Agreement, and any other matters required to be approved or adopted, to its stockholders for approval and adoption at a meeting to be called and held in accordance with applicable Law and the Articles of Incorporation and Bylaws of FNWD (the “FNWD

Stockholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. The Board of Directors of FNWD shall recommend to FNWD’s stockholders that such stockholders approve and adopt this Agreement and the Merger contemplated hereby, and any other matters required to be approved or adopted in connection therewith, and will solicit proxies voting in favor of this Agreement and any such other matters from FNWD’s stockholders.
6.04 Employee Benefit Plans and Employee Payments.
(a) FNWD shall make available to the Retained Employees substantially the same employee benefits as are generally available to all FNWD employees.
(b) FNWD and RYFL agree to address any issues related to the differences between the vacation and paid time off policies of RYFL and any Subsidiary (including, without limitation, any policy providing for the accrual of sick time) and the vacation and paid time off policies of FNWD, and communicate the proposed reconciliation of the policies to the Retained Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the FNWD vacation and paid time off policies are made available to the Retained Employees, such Retained Employees will be subject to the terms and conditions of the FNWD vacation/paid time off policy in place for similarly situated employees of FNWD, with credit given for all prior years of service with RYFL or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.
(c) Retained Employees will receive credit for prior service with RYFL or its Subsidiaries, or their predecessors, (i) for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of FNWD and its Subsidiaries, and (ii) for all purposes under any welfare plan, severance plan, and similar arrangements maintained by FNWD and/or any subsidiary.
(d) To the extent a RYFL employee benefit plan is terminated at or prior to the Effective Time, Retained Employees shall become eligible to participate in FNWD’s similar employee benefit plans, if any, as of the Effective Time. To the extent a RYFL employee benefit plan is terminated after the Effective Time, Retained Employees shall become eligible to participate in FNWD’s similar employee benefit plans, if any, on the date of such plan termination. FNWD will use its reasonable best efforts to: (i) avoid subjecting Retained Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of FNWD or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of RYFL; and (ii) give credit under the applicable plan for any deductibles and co-insurance payments made by such Retained Employees under the corresponding RYFL plan during the balance of the then current year-end period of coverage.
(e) To the extent permitted under the terms of any tax-qualified retirement plan maintained by FNWD after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section 402(c)(4)) of cash amounts received from the RYFL 401(k) Plan with respect to any Retained Employees.
(f) Consistent with Section 5.18 of this Agreement, FNWD may elect to continue to maintain, at the Effective Time, all fully insured employee welfare benefit plans and any cafeteria plans of RYFL or any of its Subsidiaries that are currently in effect until such time as FNWD determines, in its sole discretion, to modify or terminate any or all of those plans; provided that, neither FNWD nor any of its Subsidiaries shall terminate the existing coverage of any Retained Employee or his or her dependent under any RYFL or Royal Bank health plans prior to the time such Retained Employee and his or her dependent is participating in the health plans, programs, and benefits common to all similarly situated employees of FNWD and its Subsidiaries and their dependents. With respect to plans continued by FNWD in accordance with the preceding sentence, claims incurred under the employee welfare benefit and cafeteria plans of RYFL or any of its Subsidiaries prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.
(g) Until the Effective Time, RYFL or a Subsidiary of RYFL, whichever is applicable, shall be liable for all obligations for continued health coverage under COBRA for eligible employees who incur a qualifying event before the Effective Time. FNWD or a FNWD Subsidiary, whichever is applicable, shall, from and after the Effective Time, be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of RYFL or a Subsidiary of RYFL who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of RYFL or a Subsidiary of RYFL who incurs a qualifying event before the Effective Time.
(h) Except for the employees of Royal Bank identified in Section 5.19 of the RYFL Disclosure Schedule who are parties to an Employment Agreement, those Retained Employees (i) who are still employed by RYFL or Royal Bank as of the Effective Time and have a Qualifying Termination Event (as defined below) within 12 months after the Effective Time; and (ii) who sign and deliver to FNWD a Release Agreement, shall be entitled to severance pay equal to (A) in the case of Retained Employees who were Exempt Employees immediately prior to the Effective Time, two weeks of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with RYFL or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks, or (B) in the case of Retained Employees who were Non-Exempt Employees, including regular part-time employees, immediately prior to the Effective Time, one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with RYFL or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks. Any Retained Employees (x) who are still employed as part-time employees by RYFL or Royal Bank as of the Effective Time, as determined in accordance with the policies of Royal Bank, and who are terminated by FNWD other than for cause (as determined by FNWD pursuant to its policies or any agreement applicable to the employee) within 12 months after the Closing Date; and (y) who sign and deliver to FNWD a Release Agreement, shall be entitled to severance pay equal to one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with RYFL or Royal Bank, as applicable, with a minimum of two weeks and a maximum of 26 weeks. Such Retained Employees who sign and deliver the Release Agreement will receive their severance pay in a lump-sum payment within 60 days of termination of employment. Furthermore, any of such terminated Retained Employees shall be entitled to continuation coverage under Peoples Bank’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. The “applicable COBRA premium” shall be the premium rate in effect for other Peoples Bank COBRA beneficiaries (subject to any applicable federal or state subsidy), except that or Retained Employees who are eligible for severance pay shall, for a minimum period of one month, and a maximum period of 6 months, in either case corresponding to the period for which severance is payable, pay only the portion of the applicable COBRA premium equal to the premium such Non-Retained Employees paid as an active employee immediately prior to the employment termination. For purposes of clarity, any Retained Employee who is not employed by RYFL or Royal Bank as of the Effective Time, for whatever reason, including but not limited to, a voluntary termination of employment by a Retained Employee, shall not be entitled to the payment of severance or any other benefits or amounts under this Section 6.04(h). Nothing in this Section 6.04 shall be deemed to limit or modify FNWD’s or Peoples Bank’s at-will employment policy or any employee’s at-will employment status.
(i) For purposes of Section 6.04(h) above, a “Qualifying Termination Event” shall mean (i) an involuntary termination of a Retained Employee by FNWD or Peoples Bank for any reason other than for “cause” (as determined under the policies of FNWD and/or Peoples Bank or any agreement applicable to the employee); or (ii) a voluntary resignation of a Retained Employee at the Effective Time by a RYFL or Royal Bank employee who was offered a permanent position with FNWD or any of its Subsidiaries (A) with a 15% or greater reduction in rate of base salary, or (B) that is outside a 30 mile radius of the current address of such employee’s primary work location at RYFL or Royal Bank.
(j) FNWD shall authorize the payment of and pay retention bonuses to selected Retained Employees identified by FNWD and RYFL upon such employees reaching certain milestones, and in the amounts to be agreed upon by FNWD and RYFL, as set forth in Section 6.04(j) of the FNWD Disclosure Schedule; provided that, the aggregate cost of the retention bonuses shall not exceed the amount set forth in Section 6.04(j) of the FNWD Disclosure Schedule.
6.05 Adverse Actions. FNWD shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respect, (c) a material violation of any provision of this

Agreement, (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable Law, or (e) amend its Articles of Incorporation or Bylaws, or similar governing documents of any of its Subsidiaries, in a manner that would material or adversely affect the benefits of the Merger to the stockholders of RYFL.
6.06 D&O Insurance and Indemnification.
(a) Subject to the limits of applicable federal banking law and regulations, FNWD shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of RYFL and its Subsidiaries, including Royal Bank (each, an “RYFL Indemnified Party”) for a period of six years following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such RYFL Indemnified Party would have been indemnified for (or entitled to advancement of expenses) as a director or officer of RYFL or any of its Subsidiaries under applicable Delaware law or RYFL’s or any such Subsidiaries’ certificate or articles of incorporation or bylaws as in effect as of the date of this Agreement.
(b) Subject to the conditions of this Section 6.06(b), FNWD shall cause the persons serving as officers and directors of RYFL and Royal Bank immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by RYFL (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy’’). Prior to the Effective Time, as instructed by FNWD, RYFL shall cause the applicable broker of record for its Existing Policy and its existing Financial Institution Bond to be assigned to FNWD’s designee. Such assignments in favor of FNWD’s designee shall be executed by RYFL with sufficient time to allow FNWD and its designee to place the insurance required by this Section 6.06(b). The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided that, FNWD shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 200% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); provided further that, if notwithstanding the use of reasonable efforts to do so, FNWD is unable to maintain or obtain the insurance called for by this Section 6.06(b), FNWD shall obtain as much comparable insurance as is available for the Maximum Amount. FNWD’s obligations under this Section 6.06(b) apply solely and exclusively to the Existing Policy and the existing Financial Institution Bond at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions, and annual premium as of the date of this Agreement, and which must be continuously maintained in force by RYFL without interruption, cancellation, or amendment until the Effective Time or FNWD’s obligations under this Section 6.06(b) shall cease.
(c) The provisions of this Section 6.06 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each RYFL Indemnified Party and his or her heirs and personal representatives. FNWD shall pay all reasonable costs, including attorneys’ fees, upon the final disposition of any claim, action, suit, proceeding or investigation by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 6.06 to the fullest extent permitted under applicable Law, the certificate of incorporation of RYFL or the bylaws of RYFL; provided, however, such payment of costs shall be paid by FNWD in advance of the final disposition of such claim, action, suit, proceeding or investigation upon receipt of: (i) written affirmation of an Indemnified Party’s good faith belief that the Indemnified Party is eligible to receive the indemnification provided for in this Section 6.06; and (ii) an unconditional written undertaking by or on behalf of the Indemnified Party to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by FNWD as authorized in this Section 6.06.
(d) In the event that either FNWD or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of FNWD shall assume the obligations set forth in this Section 6.06.

6.07 Changes and Supplements to FNWD Disclosure Schedules. FNWD shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the FNWD Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the FNWD Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of FNWD contained herein materially incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the FNWD Disclosure Schedule unless RYFL shall have first consented in writing with respect thereof.
6.08 FNWD and Peoples Bank Boards of Directors. FNWD and Peoples Bank shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the By-Laws of FNWD and Peoples Bank, the Agreed Director shall be appointed as a director of FNWD and Peoples Bank. If the term of the class of directors to which the Agreed Director is appointed shall expire less than three (3) years after the Effective Time, FNWD and Peoples Bank, as applicable, agree to cause the Agreed Director to be nominated and recommended for election by the stockholders of the applicable company at the next election of directors as long as the Agreed Director continues to meet all of FNWD’s and Peoples Bank’s respective director qualifications as set forth in their respective organizational documents, charters, and/or written policies, is otherwise qualified to serve as a director of FNWD and Peoples Bank under all applicable Laws, and is not prohibited from serving in such a capacity by any bank or securities regulatory authority or similar self-governing organization with jurisdiction over FNWD or Peoples Bank.
6.09 Issuance of FNWD Common Stock and Consideration Availability. The FNWD Board of Directors shall authorize and reserve the maximum number of shares of FNWD Common Stock to be issued pursuant to this Agreement. The FNWD Common Stock to be issued by FNWD to the stockholders of RYFL pursuant to this Agreement will, on the issuance and delivery to such stockholders pursuant to this Agreement, be duly authorized, validly issued, fully paid, and nonassessable. The shares of FNWD Common Stock to be issued to the stockholders of RYFL pursuant to this Agreement are and will be free of any preemptive rights of the stockholders of FNWD or any other Person, firm, or entity. The FNWD Common Stock to be issued to the stockholders of RYFL pursuant to this Agreement will not be subject to any restrictions on transfer arising under the 1933 Act, except for FNWD common stock issued to any stockholder of RYFL who may be deemed to be an “affiliate” (under the 1933 Act) of FNWD after completion of the Merger pursuant to Rule 144 of the 1933 Act. FNWD has no reason to believe it will not have a sufficient amount of cash, or have access to a sufficient amount of cash, to fulfill its obligations with respect to cash payments under this Agreement.
6.10 Failure to Fulfill Conditions. In the event FNWD determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify RYFL.
6.11 Short-Swing Trading Exemption. FNWD shall take all steps, as may be necessary or appropriate, to cause the transactions contemplated by Article II and any other dispositions of equity securities of RYFL (including derivative securities) or acquisitions of equity securities of FNWD in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3(d) promulgated under the Exchange Act.
ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER
7.01 Conditions Precedent to FNWD’s Obligations. The obligation of FNWD to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by FNWD:
(a) Representations and Warranties. Each of the representations and warranties of RYFL (i) set forth in Sections 3.01, 3.02(a), 3.02(b)(i), 3.03, 3.08, 3.23(a), and 3.23(n) (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct (other than, in the case of Section 3.03(a), such failures to be true, accurate and correct as are de minimis) in accordance with its terms at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date), and (ii) set forth in Sections 3.02(b)(ii)

and 3.36 (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct in all material respects only as of such date). All other representations and warranties of RYFL set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on RYFL.
(b) Covenants. Each of the covenants and agreements of RYFL shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.
(c) Deliveries at Closing. FNWD shall have received from RYFL at the Closing (as defined in Section 10.01) the items and documents, in form and content reasonably satisfactory to FNWD, set forth in Section 10.02(b).
(d) Registration Statement Effective. FNWD shall have registered its shares of FNWD Common Stock to be issued to the stockholders of RYFL in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by FNWD. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.
(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions, or requirements which the Board of Directors of FNWD reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on FNWD, or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that FNWD would not have entered into this Agreement had such conditions, restrictions, or requirements been known at the date hereof.
(f) Stockholder Approval. The stockholders of RYFL and FNWD shall have approved and adopted this Agreement as required by applicable Law and the terms of this Agreement. The total number of the Dissenting Shares shall be no greater than 7.5% of the number of shares of RYFL Common Stock outstanding as of the date of this Agreement.
(g) Officers’ Certificate. RYFL shall have delivered to FNWD a certificate signed by its Chief Executive Officer and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.01(a) and Section 7.01(b).
(h) Tax Opinion. The Board of Directors of FNWD shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Closing Date, in form and content reasonably satisfactory to FNWD, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of RYFL, except with respect to the Cash Consideration and the cash received by the stockholders of RYFL for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.05 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
(i) 280G Opinion. FNWD shall have received a letter of tax advice, in a form satisfactory to FNWD, from RYFL’s outside, independent certified public accountants to the effect that any amounts that are paid by RYFL before the Effective Time, or required under the Employment Agreements, other agreements, or arrangements existing prior to the Effective Time, or this Agreement (or other plans or agreements entered into in connection with this Agreement) to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of RYFL, its Subsidiaries, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.
(j) Material Proceedings.
(i) None of FNWD, RYFL, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no material claim, litigation, or proceeding that has or would reasonably be expected to have a Material Adverse Effect on RYFL shall have been initiated relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.
(ii) RYFL shall have settled the dispute matters set forth in Section 7.01(j)(ii) of the FNWD Disclosure Schedule (the “Dispute Matters”) pursuant to the terms and conditions set forth therein.
(k) Termination of Existing Employment Agreements. The Royal Bank employees identified in Section 5.19 shall have executed and delivered the Mutual Termination of Change in Control Agreements to FNWD.
(l) Notice of Termination of Data Processing Agreement. Royal Bank shall have provided notice of termination to FiServ Solutions, Inc. (“FiServ”) under that certain Master Agreement dated September 1, 2011 (including related exhibits and schedules) between Royal Bank and FiServ, as amended (the “Data Processing Agreement”).
(m) RYFL Adjusted Consolidated Stockholder’s Equity. As of the end of the month prior to the Effective Time, the RYFL Adjusted Consolidated Stockholders’ Equity (as defined in this Section 7.01(m)), shall not be less than $48,114,000. “RYFL Adjusted Consolidated Stockholders’ Equity” shall be the consolidated stockholders’ equity of RYFL and all of its Subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided that, (i) any accruals established by RYFL pursuant to Section 5.05; (ii) any change in RYFL’s accumulated other comprehensive income, whether upward or downward, from such amount at June 30, 2021, which the parties acknowledge to be $799,654, until the measurement date; (iii) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by RYFL in connection with this Agreement or the transactions contemplated thereby, including but not limited to any fees incurred pursuant to (A) environmental investigation or testing under Section 5.12, (B) the engagement of an independent valuation expert under Section 5.19, and (C) the retention of outside consultants or employees under Section 5.23; (iv) any amounts paid or payable to any director, officer, or employee of RYFL or any Subsidiary under any contract, severance arrangement, benefit plan, or employment practice of RYFL, or at the direction of or with the written consent of FNWD, and all other payroll and non-payroll related costs and expenses; (v) costs associated with the termination of the RYFL 401(k) Plan; (vi) costs associated with the termination of the Data Processing Agreement, as set forth in Section 7.01(l); (vii) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by RYFL in connection with any lawsuit filed involving this Agreement or the transactions contemplated hereby; (viii) any change in the value of the deferred tax assets, net, of RYFL from the value of the deferred tax assets, net reflected in RYFL’s audited financial statements for the fiscal year ended June 30, 2020, in each case calculated on a consolidated basis and in accordance with GAAP, but solely to the extent such change results from any change in federal corporate income tax rates subsequent to date of this Agreement; and (ix) any amounts paid or payable by RYFL to the holders of RYFL Options pursuant to Section 2.03(a), in each case incurred or to be incurred by RYFL through the Effective Time in connection with this Agreement and the transactions contemplated hereby, will not reduce or impact the calculation of the RYFL Adjusted Consolidated Stockholders’ Equity for purposes of this Section 7.01(m). All such excluded amounts also shall be determined in accordance with GAAP. Notwithstanding the foregoing provisions of this Section 7.01(m), if as of the end of the month prior to the Effective Time, (x) the RYFL Adjusted Consolidated Stockholders’ Equity is less than $48,114,000 but greater than $46,614,000, FNWD shall waive, in writing, the condition set forth in this Section 7.01(m), and the Merger Consideration shall be reduced in the amount and in the manner as set forth in Exhibit 7.01(m); and (y)

the RYFL Adjusted Consolidated Stockholders’ Equity is less than $46,614,000, FNWD, in its sole discretion, may elect to waive, in writing, the condition set forth in this Section 7.01(m), and in such event, the Merger Consideration shall be reduced in the amount and in the manner as set forth in Exhibit 7.01(m).
(n) Consents. RYFL shall have obtained or caused to be obtained (i) all written consents, if any, required under the Material Contracts, and (ii) all permits, authorizations, other written consents, permissions, and approvals as required for the lawful consummation of this Merger and as required under all agreements, contracts, appointments, indentures, plans, trusts, or other arrangements with third parties required to effect the transactions contemplated by this Agreement.
(o) Listing. If FNWD’s common stock becomes listed on the NASDAQ after the date of this Agreement and prior to the Effective Time, the shares of FNWD Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance.
(p) CIBC LOC. The CIBC LOC shall have been terminated and all indebtedness thereunder shall have been paid-off and discharged, and all liens, security interests, pledges, and other encumbrances on the assets of RYFL and its Subsidiaries under the CIBC LOC, including but not limited to the pledge of shares of capital stock of Royal Bank thereunder, shall have been released.
7.02 Conditions Precedent to RYFL’s Obligations. The obligation of RYFL to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by RYFL:
(a) Representations and Warranties. Each of the representations and warranties of FNWD (i) set forth in Sections 4.01, 4.02(a), 4.02(b)(i), 4.03(a)(i) and 4.12 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct (other than, in the case of Section 4.03(a)(i), such failures to be true, accurate and correct as are de minimis) as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date) and (ii) set forth in Sections 4.02(b)(ii) and 4.07 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct in all material respects only as of such date). All other representations and warranties of FNWD set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on FNWD.
(b) Covenants. Each of the covenants and agreements of FNWD shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.
(c) Deliveries at Closing. RYFL shall have received from FNWD at the Closing the items and documents, in form and content reasonably satisfactory to RYFL, listed in Section 10.02(a) hereof.
(d) Registration Statement Effective. FNWD shall have registered its shares of FNWD Common Stock to be issued to the stockholders of RYFL in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by FNWD. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.
(e) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f) Stockholder Approval. The stockholders of RYFL and FNWD shall have approved and adopted this Agreement as required by applicable Law and the terms of this Agreement.
(g) Officers’ Certificate. FNWD shall have delivered to RYFL a certificate signed by its Chief Executive Officer and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.02(a) and Section 7.02(b).
(h) Tax Opinion. The Board of Directors of RYFL shall have received a written opinion of the law firm of Howard & Howard Attorneys PLLC, dated as of the Closing Date, in form and content reasonably satisfactory to RYFL, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of RYFL, except with respect to the Cash Consideration and the cash received by the stockholders of RYFL for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.05 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
(i) Material Proceedings. None of FNWD, RYFL, or any Subsidiary of FNWD or RYFL, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no material claim, litigation, or proceeding that has or would reasonably be expected to have a Material Adverse Effect on FNWD shall have been initiated or threatened relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.
(j) Listing. If FNWD’s common stock becomes listed on the NASDAQ after the date of this Agreement and prior to the Effective Time, the shares of FNWD Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance.
ARTICLE VIII.

TERMINATION OF MERGER
8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:
(a) by the mutual written consent of FNWD and RYFL;
(b) by either of RYFL or FNWD by written notice to the other:
(i) if this Agreement and the Merger are not approved by the requisite vote of the stockholders of RYFL at the RYFL Stockholders’ Meeting contemplated in Section 5.01 or by the stockholders of FNWD at the FNWD Stockholders’ Meeting contemplated by Section 6.03;
(ii) (A) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, or injunction, or taken any other action that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction, or other action shall have become final and non-appealable, or (B) if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or (C) any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable Governmental Authority; provided that, the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party whose failure (or the failure of any of its affiliates) to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (A), (B), and (C) above;
(iii) if the consummation of the Merger shall not have occurred on or before March 31, 2022 (the “Outside Date”); provided that, the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any representation, warranty, covenant, or other agreement contained in this Agreement causes the failure of the Merger to occur on or before the Outside Date; or
(c) by written notice from FNWD to RYFL, if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date (provided that FNWD is not then in material breach of any representation, warranty, covenant or other agreement contained herein);
(ii) RYFL breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by RYFL within 20 business days after RYFL’s receipt of written notice of such breach from FNWD (provided that FNWD is not then in material breach of any representation, warranty, covenant or other agreement contained herein);
(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on RYFL; or
(iv) FNWD elects to exercise its right to terminate pursuant to Section 3.11(b) or Section 5.12.
(d) by written notice from RYFL to FNWD if:
(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date (provided that RYFL is not then in material breach of any representation, warranty, covenant or other agreement contained herein);
(ii) FNWD breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by FNWD within 20 business days after FNWD’s receipt of written notice of such breach from RYFL (provided that RYFL is not then in material breach of any representation, warranty, covenant or other agreement contained herein); or
(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on FNWD.
(e) by written notice from FNWD to RYFL:
(i) if the RYFL Board of Directors shall fail to include its recommendation to approve the Merger in the Joint Proxy Statement;
(ii) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;
(iii) if the RYFL Board of Directors shall approve any Acquisition Proposal or publicly recommend that the holders of RYFL Common Stock accept or approve any Acquisition Proposal; or
(iv) if RYFL shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.
(f) by written notice by FNWD to RYFL if a quorum could not be convened at the RYFL Stockholders’ Meeting contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.
(g) by written notice of RYFL to FNWD if a quorum could not be convened at the FNWD Stockholders’ Meeting contemplated by Section 6.03 or at a reconvened meeting held at any time prior to or on the Outside Date.
(h) by written notice from RYFL to FNWD if the RYFL Board of Directors has approved any Acquisition Proposal or if RYFL shall have entered into a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal;

(i) by written notice by RYFL to FNWD at any time during the five business day period commencing on the Determination Date, if and only if both of the following conditions are satisfied: (i) the FNWD Market Value as of the Determination Date is less than $34.42; and (ii) (A) the number obtained by dividing (1) the FNWD Market Value as of the Determination Date, by (2) $34.42, is less than (B) the number obtained by subtracting 0.2 from the number obtained by dividing (x) the Final Index Price, by (y) the Initial Index Price; provided that, if RYFL elects to exercise its termination right pursuant to this Section 8.01(i), it shall give written notice to FNWD. Within five business days following receipt of such notice, FNWD may, at its sole option (the “Fill Option”) offer to increase the Stock Consideration by either the First Trigger Fill or the Second Trigger Fill. If FNWD elects to exercise its Fill Option pursuant to this Section 8.01(i), it shall give prompt written notice to RYFL of such election and any references to “Stock Consideration” in this Agreement shall thereafter be deemed to refer to the Stock Consideration as adjusted pursuant to this Section 8.01(i). If FNWD or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(i).
For purposes of this Section 8.01(i), the following terms shall have the meanings indicated below:
“Determination Date” means the 15th business day prior to the scheduled Closing Date, as extended from time to time.
“Final Index Price” means the sum of the Final Prices of each company comprising the Index.
“Final Price” with respect to any company included in the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the 15 consecutive trading days immediately preceding the Determination Date.
“First Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) $34.42 and (ii) the FNWD Market Value on the Determination Date.
“FNWD Market Value” means, as of any specified date, the volume weighted average of the daily closing sales prices of a share of FNWD Common Stock as reported on the NASDAQ Capital Market or, if the FNWD Common Stock is not listed on the NASDAQ Capital Market as of such date, the OTC Pink Marketplace, as applicable, for the 15 consecutive trading days immediately preceding such specified date.
“Index” means the SNL Small Cap U.S. Bank and Thrift Index or, if such Index is not available, such substitute or similar index as substantially replicates the SNL Small Cap U.S. Bank and Thrift Index.
“Initial Index Price” means the sum of the Initial Prices of each company comprising the Index.
“Initial Price” with respect to any company belonging to the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the date of this Agreement.
“Second Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) the Second Trigger Price, and (ii) the FNWD Market Value on the Determination Date.
“Second Trigger Price” shall mean $34.42 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (i) the Final Index Price, by (ii) the Initial Index Price.
8.02 Effect of Termination.
(a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of FNWD or RYFL and each of their respective Subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Section 5.06, this Section 8.02, and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided that, nothing contained in this

Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional or willful breach by such party of any of its representations, warranties, covenants, or other agreements contained in this Agreement or any related agreement.
(b) RYFL shall pay to FNWD an amount in cash equal to $2,000,000 (the “Termination Fee”) if:
(i) this Agreement is terminated by FNWD pursuant to Section 8.01(e); or
(ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of RYFL’s stockholders to approve the Agreement and the Merger by the requisite vote, or by FNWD pursuant to Section 8.01(f), and, in each case, (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination RYFL or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or
(iii) this Agreement is terminated by either RYFL or FNWD pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, RYFL or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or
(iv) this Agreement is terminated by FNWD pursuant to Section 8.01(c)(i) or (ii) as a result of an intentional, willful, or grossly negligent breach or nonperformance by RYFL of any representation, warranty, or covenant contained in this Agreement and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, RYFL or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or
(v) this Agreement is terminated by RYFL pursuant to Section 8.01(h).
(c) Any fee due under Section 8.02(b) shall be paid by RYFL by wire transfer of same day funds within two business days after written demand for payment is made by FNWD.
(d) In the event FNWD would be entitled to the Termination Fee pursuant to Section 8.02(b), then FNWD may elect, in its sole discretion, to terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided that, this Agreement shall not be terminated until the Termination Fee is paid in full. RYFL acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, FNWD would not have entered into this Agreement. Accordingly, if RYFL fails promptly to pay the Termination Fee, and, in order to obtain such payment, FNWD commences a suit that results in a judgment against RYFL for the Termination Fee, RYFL shall also pay to FNWD its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made. RYFL shall not be required to pay the Termination Fee on more than one occasion.
ARTICLE IX.

EFFECTIVE TIME OF THE MERGER
Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of FNWD and RYFL as filed with the Indiana Secretary of State and the Delaware Division of Corporations (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur within ten business days after the later to occur of (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.

ARTICLE X.

CLOSING
10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by FNWD, or, if appropriate in light of the status of the COVID-19 pandemic, by video or telephonic conference, as mutually determined by the parties.
10.02 Deliveries.
(a) At the Closing, FNWD will deliver to RYFL the following:
(i) the officers’ certificate contemplated by Section 7.02(g) hereof;
(ii) copies of all Regulatory Approvals necessary to consummate the Merger;
(iii) copies of the resolutions adopted by the Board of Directors and stockholders of FNWD, certified by the Secretary of FNWD relative to the approval of this Agreement and the Merger;
(iv) the tax opinion required by Section 7.01(h) hereof;
(v) evidence of the purchase of director and officer liability insurance for the benefit of the RYFL Indemnified Parties in accordance with Section 6.06; and
(vi) such other documents and information as RYFL or its legal counsel may reasonably request.
(b) At the Closing, RYFL will deliver to FNWD the following:
(i) the officers’ certificate contemplated by Section 7.01(g) hereof;
(ii) copies of the resolutions adopted by the Board of Directors and stockholders of RYFL certified by the Secretary of RYFL relative to the approval of this Agreement and the Merger;
(iii) the tax opinion required by Section 7.02(h) hereof;
(iv) the 280G opinion required by Section 7.01(i) hereof;
(v) the executed Loan Termination Documents;
(vi) the stock certificate of Royal Bank, free and clear of all encumbrances; and
(vii) such other documents and information as FNWD or its legal counsel may reasonably request.
ARTICLE XI.

MISCELLANEOUS
11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided that, neither this Agreement nor any of the rights, interests, or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.06 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage, provided to certain persons), the representations, warranties, covenants, and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of RYFL, on behalf of its stockholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.
11.02 Waiver; Amendment.
(a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions, or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.
(b) This Agreement may be amended, modified, or supplemented only by a written agreement executed by the parties hereto.
11.03 Notices. All notices, requests, and other communications hereunder shall be in writing and will be deemed to have been duly given if (i) delivered by hand and receipted for, (ii) delivered by certified United States Mail, return receipt requested, first class postage pre-paid (and confirmed by the delivery of an e-mail to the receiving party at the e-mail address provided by the receiving party), or (iii) delivered by overnight express receipted delivery service as follows:
If to FNWD:	with a copy (which shall not constitute notice) to:

Finward Bancorp 9204 Columbia Avenue Munster, IN 46321 Attn: Benjamin J. Bochnowski President and CEO	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 Attn: David P. Hooper

And

If to RYFL:	with a copy (which shall not constitute notice) to:

Royal Financial, Inc. 9226 Commercial Avenue Chicago, IL 60617 Attn: Leonard S. Szwajkowski President and CEO	Howard & Howard Attorneys PLLC 200 S. Michigan Avenue Suite 1100 Chicago, IL 60604 Attn: Mark Ryerson
or such substituted address or Person as any of them has given to the other in writing. All such notices, requests, or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.
11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.
11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.
11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.
11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement (and any and all other documents, agreements, and instruments entered into in connection with the Merger and any related transaction; collectively, the “Related Agreements”) shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Agreement or any Related Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any provision of this Agreement or any Related Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or other equitable relief to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY RELATED AGREEMENT.
11.08 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations, or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated February 12, 2020, as amended on February 16, 2021, and the Confidentiality Agreement dated May 5, 2021 by and between the parties (collectively, the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.
11.09 Survival of Representations, Warranties, or Covenants. Except as set forth in the following sentence, none of the representations, warranties, or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06 and 8.02 and this Article XI shall survive termination of this Agreement and remain in full force and effect. The covenants contained in Sections 1.01, 1.05, 2.06, 5.17, 5.18, 5.19, 5.25, 6.04, 6.06, 6.08, 6.09, and all of the provisions of this Article XI shall survive the Effective Time.
11.10 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.
11.11 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine, and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. For purposes of this Agreement, the term “business day” means any day except Saturday and Sunday when Peoples Bank in Munster, Indiana, is open for the transaction of business.
[Signature Page Follows.]

In Witness Whereof, FNWD and RYFL have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts, and delivered by their duly authorized officers.
Finward Bancorp

By:	/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski, President & CEO
Royal Financial, Inc.

By:	/s/ Leonard S. Szwajkowski
Leonard S. Szwajkowski, President & CEO

Index of Exhibits
Exhibit 1.05	Bank Merger Agreement

Exhibit 2.03(a)	Option Cancellation Agreement

Exhibit 5.01	Form of Voting Agreement

Exhibit 5.19	Form of Mutual Termination of Employment Agreement

Exhibit 7.01(m)	RYFL Adjusted Consolidated Stockholders’ Equity Price Adjustment

EXHIBIT 1.05

BANK MERGER AGREEMENT

(See attached)

BANK MERGER AGREEMENT
THIS BANK MERGER AGREEMENT (this “Agreement”) dated as of the [•] day of [•], 2021, is entered into by and between Peoples Bank (the “Surviving Bank”), an Indiana state chartered bank and wholly-owned subsidiary of Finward BANCORP, an Indiana corporation (the “Holding Company”), and Royal Savings Bank, an Illinois state chartered savings bank (the “Merging Target Bank”), and wholly-owned subsidiary of Royal Financial, Inc., a Delaware corporation (“RYFL”).
Recitals
WHEREAS, Holding Company and RYFL have entered into an Agreement and Plan of Merger, dated as of July 28, 2021 (the “Merger Agreement”), providing for an acquisition transaction in which RYFL will merge with and into Holding Company (the “Merger”); and immediately thereafter or simultaneously therewith, Merging Target Bank will merge with and into Surviving Bank with the Surviving Bank as the resulting institution (the “Bank Merger”); and
WHEREAS, the Boards of Directors and sole shareholders of Surviving Bank and Merging Target Bank each have adopted resolutions approving this Agreement and authorized the Bank Merger contemplated hereby.
NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant to the Merger Agreement and subject to the terms and conditions of this Agreement, agree as follows:
ARTICLE I
BANK MERGER
Section 1.1 Effective Time of Bank Merger. Effective immediately following the Effective Time, as defined in the Merger Agreement (the “Effective Time of the Bank Merger”), Merging Target Bank shall be merged with and into Surviving Bank, and Surviving Bank shall be the surviving institution (the “Surviving Institution”).
ARTICLE II
ARTICLES, BY-LAWS, ETC.
Section 2.1 Articles of Incorporation. At the Effective Time of the Bank Merger, the Articles of Incorporation of Surviving Bank in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the Articles of Incorporation of the Surviving Institution.
Section 2.2 By-Laws. At the Effective Time of the Bank Merger, the By-Laws of Surviving Bank in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the By-Laws of the Surviving Institution.
Section 2.3 Directors and Officers. At the Effective Time of the Bank Merger, the directors of Surviving Bank shall continue to be the directors of the Surviving Institution (provided that, Surviving Bank shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the By-Laws of Surviving Bank, [•] shall be appointed as a director of Surviving Bank), and the officers of Surviving Bank then holding office shall continue to be the officers of the Surviving Institution, in each case, subject to the Surviving Institution’s Articles of Incorporation and By-Laws and applicable law as to the term and removal of directors and officers.
Section 2.4 Home Office. The main office of Surviving Bank located at 9204 Columbia Avenue, Munster, Indiana 46321, and all branch offices of Surviving Bank immediately prior to the Bank Merger shall continue to be the main office and branch offices, respectively, of the Surviving Institution at the Effective Time of the Bank Merger. The main office and branch offices of Merging Target Bank immediately prior to the Bank Merger shall become branch offices of the Surviving Institution at the Effective Time of the Bank Merger.

ARTICLE III
MANNER OF CONVERTING AND EXCHANGING
MERGING TARGET BANK STOCK
Section 3.1 Converting and Exchanging Shares. Subject to the provisions of this Article III, the manner of converting and exchanging the outstanding common shares of Surviving Bank and Merging Target Bank at the Effective Time of the Bank Merger shall be as follows:
(a) Each of the shares of common stock of Surviving Bank (“Surviving Bank Common Stock”), outstanding immediately prior to the Effective Time of the Bank Merger shall remain outstanding immediately after the Effective Time of the Bank Merger.
(b) Each of the 100 shares of the common stock, par value of $1.00 per share, of Merging Target Bank (the “Merging Target Bank Common Stock”) outstanding immediately prior to the Effective Time of the Bank Merger shall, at the Effective Time of the Bank Merger, be cancelled without additional consideration therefor.
Section 3.2 Transfer of Shares. After the Effective Time of the Bank Merger, there shall be no transfers on the stock transfer books of Merging Target Bank or the Surviving Institution of any shares of Merging Target Bank Common Stock.
ARTICLE IV
MISCELLANEOUS
Section 4.1 Effect of Bank Merger. From and after the Effective Time of the Bank Merger, the Surviving Institution shall have all of the rights, privileges, powers, immunities, and franchises (public and private) of each of the constituent corporations, and all property (real, personal, and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Institution without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Bank Merger.
Section 4.2 Obligations of Surviving Institution. From and after the Effective Time of the Bank Merger, the Surviving Institution shall be responsible for all obligations of the Merging Target Bank and each claim existing and each action or proceeding pending by or against the Merging Target Bank may be prosecuted as if the Bank Merger had not taken place, and the Surviving Institution may be substituted in the place of the Merging Target Bank. No right of any creditor of the Merging Target Bank and no lien upon the property of the Merging Target Bank shall be impaired by the Bank Merger.
Section 4.3 Further Documents. If at any time the Surviving Institution shall consider or be advised that any further assignments, conveyances, or assurances in law are necessary or desirable to vest, perfect, or confirm of record in the Surviving Institution the title to any property or rights of the Merging Target Bank, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the Merging Target Bank immediately prior to the Effective Time of the Bank Merger (or their successors in office) shall execute and deliver any and all proper deeds, assignments, and assurances in law, and do all things necessary or proper, to vest, perfect, or confirm title to such property or rights in the Surviving Institution and otherwise to carry out the provisions hereof.
Section 4.4 Termination. This Agreement shall terminate automatically upon termination of the Merger Agreement.
Section 4.5 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to conflict of law principles.
[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the day and year first written above.
Peoples Bank		Royal Savings Bank

By:		By:
Printed:	Benjamin J. Bochnowski	Printed:	Leonard S Szwajkowski
Title:	President and CEO	Title:	President and CEO

EXHIBIT 2.03(a)

OPTION CANCELLATION Agreement

(See attached)

OPTION CANCELLATION AGREEMENT
The undersigned represents and warrants that he/she is the legal and beneficial owner of one or more options to purchase shares of common stock, par value $0.01 per share, of Royal Financial, Inc., a Delaware corporation (“RYFL”), which was issued to the undersigned under the [Royal Financial, Inc. 2005 Stock Option Plan] [Royal Financial, Inc. 2018 Equity Incentive Plan], as described on Schedule 1 attached hereto (the “Options”). The Options are evidenced by one or more stock option grant agreements (the “Stock Option Agreements”).
The undersigned acknowledges that RYFL has agreed to merge with Finward Bancorp, an Indiana corporation (“FNWD”), and acknowledges and agrees that in connection therewith, the holders of the RYFL Options, as defined in the Agreement and Plan of Merger dated July 28, 2021 between RYFL and FNWD (the “Merger Agreement”), are required to convert their stock options into cash pursuant to Section 2.03(a) of the Merger Agreement.
The undersigned (i) acknowledges and agrees that he/she shall be entitled to receive, in connection with the Merger and payable by RYFL immediately prior to the Effective Time of the Merger, a cash payment equal to the difference between $20.14 and the per share exercise price for each share of RYFL common stock subject to the Options, including any non-vested Options, owned by the undersigned; provided that, there shall be withheld from such cash payment any taxes required to be withheld by applicable law; and (ii) recognizes and agrees that the Stock Option Agreements (and all other agreements or instruments evidencing the ownership of the Options held by the undersigned) shall be cancelled and be of no further force and effect upon the payment noted above.
All capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.
In Witness Whereof, the undersigned has executed this Agreement on the [•] day of [•], 2021.
Optionholder

Signature

Name Printed
ACCEPTED AND AGREED to this [•] day of [•], 2021.
Finward Bancorp

By:
Printed:
Title:

SCHEDULE 1

STOCK OPTIONS
Date of Grant:	No. of Options:	Exercise Price:	Amount of Payment at Closing Date
		$	$
		$	$
		$	$
		$	$
		$	$
Total		N/A	$

EXHIBIT 5.01

VOTING AGREEMENT

(See attached)

VOTING AGREEMENT
Each of the undersigned, being all of the directors and an executive officer of Royal Financial, Inc. (“RYFL”) solely in their capacity as stockholders and having, in the case of the RYFL directors, voted for the approval and adoption by RYFL of that certain Agreement and Plan of Merger (“Merger Agreement”) among RYFL and Finward Bancorp (“FNWD”), whereby FNWD will acquire all of the outstanding capital stock of RYFL in exchange for cash consideration and shares of FNWD common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Merger Agreement and herein, and in order to induce FNWD to execute and deliver the Merger Agreement to RYFL and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Merger Agreement that the undersigned:
(a) subject to fiduciary duties and Section 5.06 of the Merger Agreement, will support the consummation of the Holding Company Merger and any merger of any RYFL subsidiaries, including Royal Savings Bank and will recommend the Holding Company Merger for approval and adoption by the stockholders of RYFL;
(b) will vote all shares of common stock of RYFL (“RYFL Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the stockholders of RYFL or adjournments thereof, in favor of the approval and adoption of the Merger Agreement and the Holding Company Merger (provided that, for purposes of this paragraph the term “RYFL Common Stock” shall not include: (1) any securities beneficially owned by the undersigned as a trustee or fiduciary except where the undersigned has sole voting discretion over such shares, and (2) any unexercised stock options to purchase shares of RYFL Common Stock); and
(c) until the earlier of (i) such time as the Merger Agreement has been approved at a meeting of the stockholders of RYFL, or an adjournment thereof, or (ii) the Merger Agreement has been duly terminated in accordance with the provisions thereof, will not transfer any shares of RYFL Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to FNWD a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to FNWD. Notwithstanding the foregoing provisions of this paragraph, nothing herein shall prevent the following transfers of RYFL Common Stock: transfers by will or by operation of law (in which case this Voting Agreement shall bind the transferee); transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Voting Agreement; surrender RYFL Common Stock to RYFL in connection with the vesting, settlement, or exercise of RYFL equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement, or exercise, or, in respect of the RYFL equity awards, the exercise price thereon; or as FNWD may otherwise consent to in writing, which such consent shall not be unreasonably withheld, conditioned or delayed.
The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of RYFL Common Stock indicated beside his or her signature below.
This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the taking of such action whereby a majority of RYFL’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Merger Agreement, withdraws its favorable recommendation of the Merger Agreement to the stockholders of RYFL.
Each of the undersigned acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Voting Agreement and the transactions and consequences contemplated hereby. Each of the undersigned further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.
This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf, or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement may be amended, modified or supplemented at any time only by the written approval of such amendment, modification or supplement by FNWD and all of the undersigned. This Voting Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or other equitable relief to prevent breaches of this Voting Agreement and to seek enforcement specifically of the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. This Voting Agreement shall be binding upon and inure to the benefit of the undersigned and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Voting Agreement shall survive the death or incapacity of any of the undersigned.
WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.
[Remainder of Page Intentionally Left Blank.]

Executed and Delivered as of July 28, 2021.
Directors:

(32,763 shares)
James A. Fitch, Jr.
Chairman of the Board

(28,582 shares)
John T. Dempsey
Director

(8,340 shares)
Roger L. Hupe
Director

(17,755 shares)
C. Michael McLaren
Director

(67,000 shares)
Leonard S. Szwajkowski
Director, President, and Chief Executive Officer

(250,249 shares)
Philip J. Timyan
Director

(43,400 shares)
Robert W. Youman
Director
Executive Officer:
(26,605 shares)
Andrew Morua
Senior Vice President, Chief Lending Officer
[Signature Page to Voting Agreement]

EXHIBIT 5.19

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

(See attached)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT
THIS MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT (“Agreement”) is entered into on this [•] day of [•], 2021, but effective as of the Effective Time (as defined herein), by and among Royal Financial, Inc., a Delaware corporation (“RYFL”), Royal Savings Bank, an Illinois state chartered savings bank and wholly-owned subsidiary of RYFL (“Royal Bank”), Finward Bancorp, an Indiana corporation (“FNWD”), Peoples Bank, an Indiana state chartered commercial bank and wholly-owned subsidiary of FNWD, and [•], the current [•] of RYFL and Royal Bank (the “Executive”) (hereinafter collectively referred to as the “Parties”).
Recitals
WHEREAS, RYFL, Royal Bank, and the Executive entered into a certain Executive Employment Agreement, dated as of [•], 20[•] (the “Employment Agreement”) and attached as Exhibit 1 hereto; and
WHEREAS, pursuant to that certain Agreement and Plan of Merger dated July 28, 2021, by and between RYFL and FNWD (the “Merger Agreement”), RYFL shall be merged with and into FNWD (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and
WHEREAS, in connection with the Merger, the Parties hereto desire to mutually terminate the Employment Agreement (other than Sections 11, 12 and 13 which, by their terms survive the termination of the Employment Agreement) and distribute the amounts payable thereunder in connection with a change in control of RYFL to the Executive in the amounts and subject to the terms and conditions set forth in this Agreement
NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Terms and Conditions
Section 1. Termination of Employment Agreement. The Parties hereby agree that, effective as of the Effective Time, the Employment Agreement (other than Sections 11, 12 and 13 which, by their terms survive the termination of the Employment Agreement) shall terminate and the Executive’s employment with RYFL and Royal Bank shall cease, and all of the Executive’s rights to compensation, payments, and/or benefits under the Employment Agreement or with respect to the Executive’s employment with RYFL or Royal Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by RYFL or Royal Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary, bonus, profit sharing, and/or vacation pay or similar pay, to the extent consistent with Section 5.03(a)(vi) of the Merger Agreement; (iii) the payment of any vested benefits under non-qualified plans of RYFL or Royal Bank; (iv) obligations regarding accelerated vesting and/or the cash payment in lieu of equity awards granted under any RYFL equity plan or arrangement to the Executive and that are outstanding immediately prior to the closing date of the Merger; (v) any payment or benefit to the Executive or the Executive’s dependents or beneficiaries under any other RYFL or Royal Bank group disability or life insurance plan, arrangement, or policy that accrued prior to the Effective Time, or any right to continued COBRA coverage under Section 8(c)(iv) of the Employment Agreement and any group health plan of RYFL, Royal Bank, FNWD, or Peoples Bank, as applicable; or (vi) any amounts payable under Section 2 of this Agreement). Notwithstanding the foregoing, the Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of RYFL or its subsidiaries or affiliates, or FNWD or its subsidiaries or affiliates, in the event that the Executive’s employment with either RYFL, Royal Bank, FNWD, or Peoples Bank, or any of their subsidiaries or affiliates, terminates for any reason within [•] days of the closing date of the Merger.
Section 2. Consideration.
(a) Subject to Sections 4 and 5, as consideration for the Executive to enter into this Agreement and its attachments, appendices, and exhibits, and to terminate the Employment Agreement with RYFL and Royal Bank, RYFL or Royal Bank shall pay to the Executive an amount equal to $[•], representing the amount to which the Executive would be entitled to be paid under the terms of the Employment Agreement upon the consummation of the Merger (the “Change in Control Payment” or the “Amount”) if such terms were triggered by a qualifying termination of Executive’s employment after a Change in Control, less any withholdings for applicable taxes required by law. Subject to the foregoing, RYFL or Royal Bank shall pay the Amount to the Executive in a lump sum on the Effective Time. For purposes of clarification, FNWD and RYFL agree and acknowledge that the Amount shall not reduce or impact the calculation of the RYFL Adjusted Consolidated Stockholders’ Equity (as defined in the Merger Agreement) for purposes of Section 7.01(m) of the Merger Agreement.
(b) The Executive hereby acknowledges and agrees that: (i) the Change in Control Payment is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Section [8(c)] of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change in Control (as defined in the Employment Agreement); and (ii) except as provided in this Agreement and the Merger Agreement, the Executive is not entitled to receive any further compensation, payments, and/or employee benefits under the Employment Agreement or pursuant to the Executive’s relationship with RYFL or Royal Bank.
Section 3. Governing Law, Jurisdiction, Venue, and Waiver of Jury Trial. To the extent subject to Section 409A of the Code, this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Illinois located in Chicago, Illinois, or the Federal District Court for the Northern District of Illinois, located in Cook County, Illinois, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing, RYFL or Royal Bank, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT TO THE MAXIMUM EXTENT PERMITTED BY LAW.
Section 4. Restrictive Covenants.
The Executive reaffirms and agrees that he/she remains bound by the provisions of Sections 11, 12 and 13 of the Employment Agreement. As a result, and given Executive’s lengthy employment with, and access to RYFL’s and Royal Bank’s Confidential Information and/or customers and clients, and the payment of the Amount, Executive agrees for a period of one (1) year following the Effective Time (the “Non-Compete Period”), the Executive will not directly or indirectly, for the Executive’s own account, or as an agent, employee, director, owner, partner, or consultant of any corporation, firm, partnership, joint venture, syndicate, sole proprietorship or other entity which has a place of business (whether as a principal, division, subsidiary, affiliate, related entity, or otherwise) within the Market Area:
(a) Without the advance written consent of Peoples Bank, engage, directly or indirectly, in any business that provides banking products or services or that competes in any way with the RYFL, Royal Bank or Peoples Bank or any of its or their subsidiaries or affiliates;
(b) Solicit or induce, or attempt to solicit or induce any client or customer of RYFL, Royal Bank or Peoples Bank or any of its or their subsidiaries or affiliates, with whom Executive had contact or about whom Executive had access to Confidential Information, not to do business with RYFL, Royal Bank or Peoples Bank or any of its or their subsidiaries or affiliates; and
(c) Solicit or induce, or attempt to solicit or induce any employee or agent of RYFL, Royal Bank or Peoples Bank or any of its or their subsidiaries or affiliates, with whom Executive had contact or about whom Executive had access to Confidential Information, to terminate his or her relationship with RYFL, Royal Bank or Peoples Bank or any of its or their subsidiaries or affiliates.
For purposes of this Section, the term “Market Area” shall be an area encompassed within a twenty (20) mile radius surrounding any location of RYFL or Royal Bank, or any of their subsidiaries, that was in existence immediately prior to the Effective Time.
Section 5. Use and Return of Confidential Information and Property.
(a) The Executive understands, acknowledges, and agrees that during the course of the Executive’s employment with RYFL and Royal Bank the Executive has gained information regarding, knowledge of, and familiarity with Confidential Information (defined below) and that if the Confidential Information was disclosed by the Executive, FNWD and Peoples Bank would suffer irreparable damage and harm. The Executive understands, acknowledges, and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that RYFL and Royal Bank used reasonable means to maintain the secrecy and confidentiality of the Confidential Information.
(b) The Executive covenants and agrees:
(i) to keep all Confidential Information within FNWD’s custody and control and to promptly return to FNWD all Confidential Information that is still in the Executive’s possession or control upon the termination of the Executive’s employment with RYFL and Royal Bank; and
(ii) promptly upon termination of the Executive’s employment with RYFL and Royal Bank, to return to FNWD, at FNWD’s principal office, all vehicles, equipment, computers, credit cards, and other property of RYFL and Royal Bank and to cease using any of the foregoing.
(c) The Executive further covenants and agrees that he/she shall not (i) directly or indirectly disclose, provide, or discuss any Confidential Information with or to any person other than those directors, officers, employees, representatives, and agents of FNWD or Peoples Bank who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against RYFL, Royal Bank, FNWD or Peoples Bank, or (B) for the Executive’s own benefit or for the benefit of any person or entity other than RYFL, Royal Bank, FNWD and Peoples Bank.
(d) Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all:
(i) materials, records, data, documents, lists, writings, and information (whether in writing, printed, verbal, electronic, computerized, on disk, or otherwise) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships, and/or customers of RYFL, Royal Bank, FNWD, Peoples Bank, or any affiliate of any of them that are not generally known by the public at large and/or which provide any of the foregoing entities with a competitive advantage;
(ii) “trade secrets” of RYFL, Royal Bank, FNWD, Peoples Bank, or any affiliate of any of them, as defined under Illinois law; and
(iii) any and all copies, summaries, analyses, and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times will remain the property of FNWD.
Notwithstanding the foregoing, Confidential Information shall not include any information regarding the business activities of RYFL, Royal Bank, FNWD, Peoples Bank, or any affiliate regarding their business activities to any bank regulator having regulatory jurisdiction over their activities pursuant to a formal regulatory request. Moreover, nothing in this Agreement limits Executive’s ability to file a charge or complaint with the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”) about a possible securities law violation without approval of RYFL, Royal Bank, FNWD, Peoples Bank, or any affiliate. Executive further understands that this Agreement does not limit Executive’s ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to RYFL, Royal Bank, FNWD, Peoples Bank, or any affiliate related to the possible securities law violation. This Agreement does not limit Executive’s right to receive any resulting monetary award for information provided to any Government Agency.
Section 6. Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants contained in Section 4 shall be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the term of this Agreement and for the full periods specified in Section 4. The Parties hereto understand, acknowledge, and agree that the restrictions, covenants and obligations contained in Sections 4 and 5 are reasonable in view of the nature of the business in which RYFL, Royal Bank, FNWD and Peoples Bank are engaged, the Executive’s position with RYFL and Royal Bank, and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs, employees, and customers of RYFL and Royal Bank.
The restrictions and covenants contained in Section 4 and obligations of Section 5 are essential terms and conditions to RYFL, Royal Bank, FNWD, and Peoples Bank entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against RYFL, Royal Bank, FNWD or Peoples Bank, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by FNWD or Peoples Bank of these covenants and obligations.
RYFL’s and/or Royal Bank’s obligation to pay any amounts otherwise payable to the Executive pursuant to this Agreement or any other agreement or arrangement shall immediately terminate in the event that the Executive breaches any of the provisions of Section 4 or violates the obligations of Section 5. Notwithstanding the foregoing:
(a) the covenants of the Executive set forth in Sections 4 and 5 shall continue in full force and effect and be binding upon the Executive;
(b) FNWD and Peoples Bank shall each be entitled to the remedies specified in Section 7; and
(c) FNWD and Peoples Bank shall each be entitled to its damages, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Section 4 or violation of the obligations of Section 5.
Section 7. Remedies. The Executive agrees that FNWD and Peoples Bank shall suffer irreparable damage and injury and shall not have an adequate remedy at law in the event of any actual, threatened, or attempted breach by the Executive of any provision of Section 4 or violation of the obligations of Section 5. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 4 or violation of the obligations of Section 5, in addition to all other remedies to which FNWD and Peoples Bank are entitled at law, in equity, or otherwise, they may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Sections 4 or 5. The foregoing remedies shall not be deemed to be the exclusive rights or remedies of FNWD and Peoples Bank for any breach of or noncompliance with this Agreement by the Executive but shall be in addition to all other rights and remedies available to it at law, in equity, or otherwise.
Section 8. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to the greatest amount payable without triggering the tax under Code Section 4999. All necessary calculations for the purposes of this paragraph shall be done by RYFL’s outside, independent certified public accountants, consistent with Section 7.01(i) of the Merger Agreement.
Section 9. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of RYFL, Royal Bank, FNWD, and Peoples Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of RYFL or Royal Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of RYFL or Royal Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due to the Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.
Section 10. Entire Agreement. This Agreement (including all attachments, appendices, and, as applicable, exhibits hereto), the Merger Agreement (as applicable with respect to this Agreement) and Sections 11, 12 and 13 of the Employment Agreement comprise the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.
Section 11. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified, or supplemented only by a written agreement executed by parties to be bound thereto.
Section 12. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that, should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.
Section 13. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged, and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents, and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.
Section 14. Notices. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:
If to the Executive:	If to RYFL or Royal Bank:
At the Executive’s last known address on file with Royal Bank	Attn: Chairman of the Board 9226 Commercial Avenue Chicago, Illinois 60617

If to FNWD or Peoples Bank Attn: Chief People Officer 9204 Columbia Avenue Munster, Indiana 46321
or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.
Section 15. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.
Section 16. Release. For and in consideration of the foregoing covenants and promises made by RYFL and Royal Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release RYFL, Royal Bank, FNWD, and Peoples Bank and all other persons named in the Release (defined below) from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A (the “Release”), which shall be executed within seven days prior to the Effective Time. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING, AND NOT REVOKING THE RELEASE WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE.
Section 17. Exemption from 409A. It is intended that the payments and benefits provided under Section 2 of this Agreement shall be exempt from the application of the requirements of Section 409A of the Code, and the regulations and other rulings promulgated thereunder (“Section 409A”). Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the separation pay exceptions to Section 409A, to the maximum extent possible. References under this Agreement to termination or cessation of employment of Executive or similar terms shall be interpreted to mean “separation from service” as such term is defined in Section 409A. To the extent that none of these exceptions (or any other available exception) applies, then notwithstanding anything contained herein to the contrary, and to the extent required to comply with Section 409A, if the Executive is a “specified employee,” as determined under Peoples Bank’s policy for identifying specified employees on his or her date of termination, then all amounts due under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A, that are provided as a result of a separation from service (as defined in accordance with the default rules under Section 409A), and that would otherwise be paid or provided during the first six months following the date of termination, shall be accumulated through and paid or provided on the first business day that is more than six months after the date of the Executive’s termination (or, if the Executive dies during such six month period, on the date of the Executive’s death). The tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither RYFL, Royal Bank, FNWD, Peoples Bank, their affiliates, nor any of their respective directors, officers, employees, or advisers shall be held liable for any taxes, interest, penalties, or other monetary amounts owed by the Executive (or any other individual claiming a benefit through Executive) as a result of this Agreement.
Section 18. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it, he, or she has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM FNWD OR PEOPLES BANK OR THEIR LEGAL COUNSEL.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.
EXECUTIVE

[•]

Royal Financial, Inc.	Royal Savings Bank

By:	By:

Its:	Its:

Finward Bancorp	Peoples Banks

By:	By:

Its:	Its:

APPENDIX A

RELEASE OF ALL CLAIMS
FOR VALUABLE CONSIDERATION, including the payment to [•] (the “Executive”) of certain payments pursuant to the Mutual Termination of Employment Agreement dated [•], 2021 (the “Termination Agreement”) between the Executive and Royal Financial, Inc. (“RYFL”) and its wholly-owned subsidiary Royal Savings Bank (“Royal Bank”), Finward Bancorp (“FNWD”), and its wholly-owned subsidiary Peoples Bank (“Peoples Bank”), with such Termination Agreement to be effective as of the Effective Time of the merger (the “Merger”) of RYFL with and into FNWD pursuant to the Agreement and Plan of Merger dated July 28, 2021 by and between FNWD and RYFL (the “Merger Agreement”), the Executive hereby makes this Release of All Claims (the “Release”) in favor of FNWD, Peoples Bank, RYFL, and Royal Bank, their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Termination Agreement.
Section 1. The Executive releases, waives, and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, that, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Termination Agreement, nor to any claim based on the following: (i) the payment of the Merger Consideration (as defined in the Merger Agreement) with respect to the Executive’s common stock of RYFL, if any, as contemplated by the Merger Agreement; (ii) rights to indemnification under applicable corporate law, the organizational documents of RYFL or Royal Bank, as an insured under any director’s and officer’s liability policy, or pursuant to the Merger Agreement; (iii) any claim that Executive may have against any Released Party arising out of any service provided by Executive to Peoples Bank or any affiliate of Peoples Bank after the Effective Time; (iv) any activity explicitly allowed by Section 5(c) of the Termination Agreement; (v) any right or claim under the ADEA if those rights or claims arise after the date the Executive signs this Release or any right to challenge the validity of the Release under the ADEA; or (vi) any right which – by express and unequivocal terms of law – may not under any circumstances be waived or extinguished. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967 (the “ADEA”); the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Credit Reporting Act; the Equal Pay Act; the Family and Medical Leave Act , the Illinois Civil Rights Act, the Indiana Civil Rights Act, the Illinois Wage Payment and Wage Claims Act, the Indiana Wage Payment and Wage Claims Acts, any State wage and hour laws and all other similar State statutes, any agreement, representation, promise, understanding, policy, practice, or potential entitlement (regardless of source) except as explicitly set forth above; and any and all other federal, state, or local law, whether arising or emanating from statutes, executive order, regulation, code, common law, or other source, including to all actions sounding in tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.
Section 2. The Executive further acknowledges that the Released Parties have advised, and are hereby advising the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.
Section 3. The Executive agrees that the Executive is signing this Release of Executive’s own free will, is not signing under duress and that Executive’s execution of this Release is knowing and voluntary. The Executive further agrees that the consideration provided to Executive for this Release reflects consideration over and above anything of value to which he/she is already entitled.
Section 4. The Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

Section 5. The Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:
Finward Bancorp (as successor-by-merger to Royal Financial, Inc.)
9226 Commercial Avenue
Chicago, Illinois 60617
Attn: CFO
NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.
Section 6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the current and former directors, officers, managers, supervisors, employees, representatives, servants, agents, attorneys, trustees, shareholders, insurers, and employee benefit or welfare programs or plans (including the administrators, fiduciaries, trustees, and insurers of the programs and plans) of the entities above described, and all persons acting through, under, or in concert with any of them.
Section 7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Executive acknowledges that consideration has been provided for this Section and all confidentiality obligations and that this non-disparagement provision and all confidentiality obligations are the preference of both parties. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.
PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

EXHIBIT 7.01(m)

RYFL ADJUSTED CONSOLIDATED STOCKHOLDERS’ EQUITY
PRICE ADJUSTMENT
(a) All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement and Plan of Merger by and among Finward Bancorp and Royal Financial, Inc. dated as of July 28, 2021.
(b) If, as of the end of the month prior to the Effective Time, the RYFL Adjusted Consolidated Stockholders’ Equity (as defined below) is less than (i) the applicable dollar threshold set forth in Section 7.01(m)(x), or (ii) to the extent FNWD, in its sole discretion, has waived, in writing, the condition set forth in Section 7.01(m), the applicable dollar threshold set forth in Section 7.01(m)(y) (any such shortfall as described in subsections (i) and (ii) above, as applicable, shall be referred to herein as the “Equity Shortfall”), first, the Cash Consideration shall be reduced in an amount equal to the Cash Adjustment Amount (defined below), then, second, if necessary, the Stock Consideration shall be reduced to the Adjusted Stock Consideration (as defined below).
(c) For purposes of this paragraph, “Cash Adjustment Amount” means the quotient obtained by dividing (1) the Equity Shortfall by, (2) the number of issued and outstanding shares of RYFL Common Stock as of immediately prior to the Effective Time (the “Closing Shares Amount”), rounded to the nearest tenth of a cent; provided that, the Cash Adjustment Amount shall be no greater than the Cash Consideration.
(d) For purposes of this paragraph, “Adjusted Stock Consideration” means the quotient obtained by dividing (1) the Adjusted Stock Price, by (2) the Average FNWD Closing Price.
As used in this subsection (d), the following terms shall have the meanings indicated below:
(i) “Adjusted Stock Price” means (A) the product of (1) the Stock Consideration, multiplied by (2) $44.75, minus (B) the quotient obtained by dividing (1) the Equity Shortfall remaining after the operation of subsection (b) above, by (2) the Closing Shares Amount.
(ii) “Average FNWD Closing Price” means the volume weighted average closing price of a share of FNWD common stock (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the NASDAQ Capital Market or, if the FNWD Common Stock is not listed on the NASDAQ Capital Market as of such date, the OTC Pink Marketplace, as applicable, for the 20 consecutive trading days immediately preceding the Effective Time.

Appendix B

July 28, 2021

Board of Directors
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617
Dear Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be received by the holders of shares of issued and outstanding common stock, $0.01 par value (“Company Common Shares”), of Royal Financial, Inc., a Delaware corporation (“Royal”), in connection with the proposed merger (the “Proposed Merger”) of Royal with and into Finward Bancorp, an Indiana corporation (“Finward”), with Finward surviving the Proposed Merger, pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 28, 2021 (the “Merger Agreement”). As detailed in the Merger Agreement, each Company Common Share, issued and outstanding immediately prior to the effective time of the Proposed Merger, will be converted into, at the election of the holder thereof (subject to the cash/stock allocation provisions of the Merger Agreement), the right to receive $20.14 in cash or 0.4609 shares of Finward common stock, no par value (the “Merger Consideration”). Additionally, at the effective time of the Proposed Merger, all outstanding and unexercised options will be entitled to an amount in cash per option equal to the excess of $20.14 over $11.69, which is the average weighted exercise price per share thereunder.
In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of each of Royal and Finward and reviewed certain internal financial analyses prepared by the respective management teams of Royal and Finward, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock performance and trading history of Royal and Finward, (iv) studied and analyzed the consolidated financial and operating data of Royal and Finward, (v) reviewed the pro forma financial impact of the Proposed Merger on Finward, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of Royal and Finward, (vi) considered the financial terms of the Proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and communicated with certain members of each of Royal’s and Finward’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other analyses and considered such other factors as we deemed appropriate.
Our opinion is given in reliance on information and representations made or given by Royal and Finward, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of Royal and Finward, including, without limitation, financial statements, financial projections and stock price data, as well as certain other information from recognized independent sources. We have not independently verified the information or data concerning Royal or Finward nor any other data we considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the respective management teams of Royal and Finward as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of Finward or Royal, nor have any such valuations or appraisals been provided to us. Additionally, we assume that, upon receipt of all necessary regulatory approvals, the Proposed Merger will, in all respects, be lawful under applicable law.

Board of Directors
Royal Financial, Inc.
July 28, 2021

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Royal and Finward, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgments of the respective management teams of Royal and Finward as to their most likely future performance. We have further relied on the assurances of the respective management teams of Royal and Finward that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of each of Royal and Finward is adequate to cover such losses; we have not reviewed loans or credit files of Royal or Finward. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements will not be waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including, without limitation, the cost savings and related expenses expected to result from the Proposed Merger.
Our opinion is based upon information provided to us by the respective management teams of Royal and Finward, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger or the other business strategies or transactions that Royal’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of Royal’s Board of Directors to proceed with the Proposed Merger. We are expressing no opinion as to the prices at which Finward’s securities may trade at any time. Nothing in our opinion is to be construed as constituting tax advice or a recommendation to take any particular tax position, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Finward has obtained such advice as it deemed necessary from qualified professionals. Our opinion is for the information of Royal’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of Royal in connection with the Proposed Merger or a recommendation to any shareholder of Royal as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. This opinion is directed solely to Royal's Board of Directors and is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by Finward in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Board of Directors
Royal Financial, Inc.
July 28, 2021

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of transactions, including, without limitation, mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Royal, Finward, and/or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of Royal or Finward for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.
We are acting as Royal’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. Royal has also agreed to indemnify us against certain liabilities that may arise out of our engagement.
Except for the arrangements between Boenning & Scattergood, Inc. and Royal described in the preceding paragraph, Boenning & Scattergood, Inc. has not had any material relationship with either Royal or Finward during the past two years in which compensation was received or was intended to be received. Boenning & Scattergood, Inc. may provide services to Finward in the future (and to Royal if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.
This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares in the Proposed Merger.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Sincerely,

Boenning & Scattergood, Inc.

Appendix C

July 28, 2021
Board of Directors
Finward Bancorp
9204 Columbia Avenue
Munster, IN 46321
Dear Members of the Board:
We have acted as your financial advisor in connection with the proposed acquisition (the “Transaction”) of Royal Financial, Inc. (the “Counterparty”) by Finward Bancorp (the “Company”). You have requested that we provide our opinion (the “Opinion”) to the Board of Directors of the Company (the “Board”) as to whether the Merger Consideration (as defined below) to be given by the Company in the Transaction is fair to the Company from a financial point of view.
The terms and conditions of the Transaction are more fully set forth in an Agreement and Plan of Merger (the “Agreement”) by and between the Company and the Counterparty. Pursuant to the Agreement and for purposes of our Opinion, we understand that the consideration expected to be exchanged by the Company for the outstanding common stock and common stock awards of the Counterparty, subject to potential adjustments as described in the Agreement, has an aggregate value of approximately $52.1 million or $19.93 per share of Counterparty common stock. The consideration consists of the obligation to exchange for each share of Counterparty common stock either (i) 0.4609 shares of Company common stock (the “Stock Consideration”), (ii) $20.14 in cash (the “Cash Consideration”, and together with the Stock Consideration, the “Merger Consideration”), or (iii) a combination thereof; provided, however, that, subject to the allocation procedures of the Agreement, in the aggregate, sixty-five percent (65%) of the Counterparty’s common stock will be exchanged for the Stock Consideration and thirty-five percent (35%) of the Counterparty’s common stock will be exchanged for the Cash Consideration.
In connection with developing our Opinion we have:
(i)	reviewed certain publicly available financial statements and reports regarding the Company and the Counterparty;
(ii)	reviewed certain audited financial statements and management reports regarding the Company and the Counterparty;
(iii)	reviewed certain internal financial statements and other financial and operating data concerning the Company and the Counterparty prepared by management of the Company and Counterparty, respectively;
(iv)
reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning the Company provided by the management team of the Company, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Company;

(v)	reviewed the reported prices and trading activity for the common stock of the Company and the Counterparty;
(vi)
compared the financial performance of the Company and the Counterparty with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;
(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;
(ix)
discussed with management of the Company and the Counterparty the operations of and future business prospects for the Company and the Counterparty and the anticipated financial consequences of the Transaction to the Company and the Counterparty;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Counterparty; and
(xi)	performed such other analyses and provided such other services as we have deemed appropriate.
We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Counterparty and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of the Company and the Counterparty have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Counterparty; nor have we evaluated the solvency or fair value of the Company or of the Counterparty under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Counterparty. With respect to the financial forecasts prepared by the Company, including the forecasts of potential cost savings and potential synergies, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company and the Counterparty as to the future financial performance of the Company and the Counterparty, and that the financial results reflected by such projections will be realized as predicted. We have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Counterparty. We have not made an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of the Company or the Counterparty. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Counterparty. During the two years preceding the date of this letter, we have been engaged by the Company to act as financial advisor in connection with the proposed direct listing of the Company’s common stock on NASDAQ for which we will be receiving no direct compensation; however, as part of the engagement, the Company has authorized us to act as lead placement agent for any proposed sale of the Company’s common stock pursuant to any private placement and lead bookrunning manager pursuant to any public offering of the Company’s common stock for which we will receive customary fees in connection with such offering or offerings. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with the Company. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of the Company or of any other participant in the Transaction.
We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company.
The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement of the Transaction.
This Opinion is for the use and benefit of the Board (in its capacity as such) solely for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise. Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.
Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the Merger Consideration to be given by the Company in the Transaction is fair to the Company from a financial point of view.
Very truly yours,

STEPHENS INC.

Appendix D
VOTING AGREEMENT
Each of the undersigned, being all of the directors and an executive officer of ROYAL FINANCIAL, INC. (“RYFL”) solely in their capacity as stockholders and having, in the case of the RYFL directors, voted for the approval and adoption by RYFL of that certain Agreement and Plan of Merger (“Merger Agreement”) among RYFL and FINWARD BANCORP (“FNWD”), whereby FNWD will acquire all of the outstanding capital stock of RYFL in exchange for cash consideration and shares of FNWD common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Merger Agreement and herein, and in order to induce FNWD to execute and deliver the Merger Agreement to RYFL and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Merger Agreement that the undersigned:
(a) subject to fiduciary duties and Section 5.06 of the Merger Agreement, will support the consummation of the Holding Company Merger and any merger of any RYFL subsidiaries, including Royal Savings Bank and will recommend the Holding Company Merger for approval and adoption by the stockholders of RYFL;
(b) will vote all shares of common stock of RYFL (“RYFL Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the stockholders of RYFL or adjournments thereof, in favor of the approval and adoption of the Merger Agreement and the Holding Company Merger (provided that, for purposes of this paragraph the term “RYFL Common Stock” shall not include: (1) any securities beneficially owned by the undersigned as a trustee or fiduciary except where the undersigned has sole voting discretion over such shares, and (2) any unexercised stock options to purchase shares of RYFL Common Stock); and
(c) until the earlier of (i) such time as the Merger Agreement has been approved at a meeting of the stockholders of RYFL, or an adjournment thereof, or (ii) the Merger Agreement has been duly terminated in accordance with the provisions thereof, will not transfer any shares of RYFL Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to FNWD a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to FNWD. Notwithstanding the foregoing provisions of this paragraph, nothing herein shall prevent the following transfers of RYFL Common Stock: transfers by will or by operation of law (in which case this Voting Agreement shall bind the transferee); transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Voting Agreement; surrender RYFL Common Stock to RYFL in connection with the vesting, settlement, or exercise of RYFL equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement, or exercise, or, in respect of the RYFL equity awards, the exercise price thereon; or as FNWD may otherwise consent to in writing, which such consent shall not be unreasonably withheld, conditioned or delayed.
The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of RYFL Common Stock indicated beside his or her signature below.
This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the taking of such action whereby a majority of RYFL’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Merger Agreement, withdraws its favorable recommendation of the Merger Agreement to the stockholders of RYFL.
Each of the undersigned acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Voting Agreement and the transactions and consequences contemplated hereby. Each of the undersigned further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.
Voting Agreement

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf, or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement may be amended, modified or supplemented at any time only by the written approval of such amendment, modification or supplement by FNWD and all of the undersigned. This Voting Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or other equitable relief to prevent breaches of this Voting Agreement and to seek enforcement specifically of the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. This Voting Agreement shall be binding upon and inure to the benefit of the undersigned and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Voting Agreement shall survive the death or incapacity of any of the undersigned.
WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.
[Remainder of Page Intentionally Left Blank.]
Voting Agreement

Executed and Delivered as of June 28, 2021.
Directors:
/s/ James A. Fitch, Jr.	(32,763 shares)
James A. Fitch, Jr. Chairman of the Board

/s/ John T. Dempsey	(28,582 shares)
John T. Dempsey Director

/s/ Roger L. Hupe	(8,340 shares)
Roger L. Hupe Director

/s/ C. Michael McLaren	(17,755 shares)
C. Michael McLaren Director

/s/ Leonard S. Szwajkowski	(67,000 shares)
Leonard S. Szwajkowski Director, President, and Chief Executive Officer

/s/ Philip J. Timyan	(250,249 shares)
Philip J. Timyan Director

/s/ Robert W. Youman	(43,400 shares)
Robert W. Youman Director
Executive Officer:
/s/ Andrew Morua	(26,605 shares)
Andrew Morua Senior Vice President, Chief Lending Officer
[Signature Page to Voting Agreement]
Voting Agreement

Appendix E
INDIANA CODE
TITLE 23. BUSINESS AND OTHER ASSOCIATIONS
ARTICLE 1. INDIANA BUSINESS CORPORATION LAW
CHAPTER 44. DISSENTERS’ RIGHTS
§ 23-1-44-1. “Corporation” defined.
As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
§ 23-1-44-2. “Dissenter” defined.
As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.
§ 23-1-44-3. “Fair value” defined.
As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
§ 23-1-44-4. “Interest” defined.
As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
§ 23-1-44-4.5. “Preferred shares” defined.
As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.
§ 23-1-44-5. “Record shareholder” defined.
As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.
§ 23-1-44-6. “Beneficial shareholder” defined.
As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
§ 23-1-44-7. “Shareholder” defined.
As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.
§ 23-1-44-8. Right to dissent and obtain payment for shares.
(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
(1) Consummation of a plan of merger to which the corporation is a party if:
(A) shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and
(B) the shareholder is entitled to vote on the merger.

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.
(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.
(4) The approval of a control share acquisition under IC 23-1-42.
(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.
(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:
(1) that are outstanding immediately before the effective date of the amendment; or
(2) that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment;
does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.
(d) A shareholder:
(1) who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or
(2) who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);
may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.
(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:
(1) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.
(2) The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder brining the proceeding.
§ 23-1-44-9. Dissenters’ rights of beneficial shareholder.
(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.
(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1) the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
(2) the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.
§ 23-1-44-10. Proposed action creating dissenters’ rights; notice.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.
(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.
§ 23-1-44-11. Proposed action creating dissenters’ rights; assertion of dissenters’ rights.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:
(1) must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and
(2) must not vote the shareholder’s shares in favor of the proposed action.
(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.
§ 23-1-44-12. Dissenters’ notice; contents.
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.
(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:
(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and
(5) be accompanied by a copy of this chapter.
§ 23-1-44-13. Demand for payment and deposit of shares by shareholder.
(a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.
(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.
§ 23-1-44-14. Uncertificated shares; restriction on transfer; dissenters’ rights.
(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.
(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
§ 23-1-44-15. Payment to dissenter.
(a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.
(b) The payment must be accompanied by:
(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
(2) a statement of the corporation’s estimate of the fair value of the shares; and
(3) a statement of the dissenter’s right to demand payment under section 18 of this chapter.
§ 23-1-44-16. Failure to take action; return of certificates; new action by corporation.
(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.
§ 23-1-44-17. Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares.
(a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.
§ 23-1-44-18. Dissenters’ estimate of fair value; demand for payment; waiver.
(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1) the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;
(2) the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or
(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.
(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.
§ 23-1-44-19. Court proceeding to determine fair value; judicial appraisal.
(a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(e) Each dissenter made a party to the proceeding is entitled to judgment:
(1) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or
(2) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.
§ 23-1-44-20. Costs; fees; attorneys’ fees.
(a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.
(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or
(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix F
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
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(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that if the notice is given on or after
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the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the
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Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Finward Bancorp (“Finward”) is an Indiana corporation. Finward’s officers and directors (and those who have agreed to such positions) are entitled to be indemnified under Indiana law and Finward’s Amended and Restated Articles of Incorporation, as amended (the “Finward Articles”) against certain liabilities and expenses. Chapter 37 of the Indiana Business Corporation Law (the “IBCL”) requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. The IBCL also permits a corporation to indemnify a director or an officer who is made a party to a proceeding because the individual was a director or an officer of the corporation against liability incurred in the proceeding if the individual’s conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In a criminal proceeding, the individual must also either have had reasonable cause to believe the individual’s conduct was lawful or no reasonable cause to believe the individual’s conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of a proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.
The Finward Articles provide that every person who is or was a director, officer, employee, or agent of Finward or is or was serving at the request of Finward as a director, officer, employee, agent, or fiduciary of another foreign or domestic business entity, trust, employee benefit plan, or other for-profit or non-profit entity, will be indemnified by Finward against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim, provided that (i) such person is wholly successful with respect to the claim, or (ii) if not wholly successful, the person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of Finward or at least not opposed to its best interests, and, for criminal actions, is determined to have had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Finward extends to attorneys’ fees, judgments, fines, liabilities, and settlements. Finward may also advance expenses for the defense of an eligible indemnified person upon determination of eligibility and upon receipt of written affirmation of eligibility and an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification. In order for a director, officer, employee, or agent to be entitled to indemnification, special legal counsel and the Finward board of directors, acting upon the findings of the special legal counsel, must determine that the person seeking indemnification has met the standards of conduct required by the Finward Articles.
Finward also maintains insurance to protect itself and its directors, officers, employees, and agents against expense, liability, or loss, whether or not Finward would have the power to indemnify such person against such expense, liability, or loss under the IBCL or pursuant to its Articles.
The foregoing is only a general summary of certain aspects of the IBCL and Finward’s Articles and Bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those sections of the IBCL referenced above and Finward’s Articles and Bylaws.

Item 21.	Exhibits and Financial Statement Schedules.
(a)	Exhibits
The following exhibits are filed with this Registration Statement:
2.1	Agreement and Plan of Merger dated July 28, 2021 by and among Finward Bancorp and Royal Financial, Inc. (included as Appendix A to this proxy statement/prospectus).
3.1
Articles of Incorporation of NorthWest Indiana Bancorp (n/k/a Finward Bancorp) (incorporated herein by reference to Exhibit 3(i) to Finward’s Registration Statement on Form S-4 filed March 3, 1994 (File No. 33-76038)).

3.2
Articles of Amendment of the Articles of Incorporation of NorthWest Indiana Bancorp (n/k/a Finward Bancorp) dated May 13, 2021 (incorporated herein by reference to Exhibit 3.1 of Finward’s Current Report on Form 8-K filed with the SEC on May 18, 2021).

3.3
Amended and Restated By-Laws of Finward Bancorp (Amended and Restated as of May 24, 2021) (incorporated herein by reference to Exhibit 3.2 of Finward’s Current Report on Form 8-K filed with the SEC on May 24, 2021).

5.1	Opinion of Barnes & Thornburg LLP regarding legality of the securities being registered.*
8.1	Opinion of Barnes & Thornburg LLP regarding certain tax matters.*
8.2	Opinion of Howard & Howard Attorneys PLLC regarding certain tax matters.*
10.1	Voting Agreement dated July 28, 2021 (included as Appendix D to this joint proxy statement/prospectus).
21.1	Subsidiaries of Finward Bancorp (incorporated herein by reference to Exhibit 21 of Finward’s Annual Report on Form 10-K for the year ended December 31, 2020).
23.1	Consent of Plante & Moran, PLLC.
23.2	Consent of Crowe LLP.
23.3	Consent of Barnes & Thornburg LLP (included in Exhibits 5.1 and 8.1).*
23.4	Consent of Howard & Howard Attorneys PLLC (included in Exhibit 8.2).*
24	Powers of Attorney.*
99.1	Form of Finward Bancorp proxy card.*
99.2	Form of Royal Financial, Inc. proxy card.*
99.3	Consent of Boenning & Scattergood, Inc.*
99.4	Consent of Stephens Inc.*
99.5	Consent of Robert W. Youman.*
*	Previously filed.
(b)	Financial Statement Schedules
Not applicable.
(c)	Reports, Opinions, or Appraisals
Opinion of Boenning & Scattergood, Inc. has been furnished as Appendix B to the joint proxy statement/prospectus.
Opinion of Stephens Inc. has been furnished as Appendix C to the joint proxy statement/prospectus.
Item 22.	Undertakings.
The undersigned registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.
(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)
For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)
That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Munster, State of Indiana, on November 2, 2021.
FINWARD BANCORP

By:	/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.
SIGNATURE	TITLE(S)	DATE
/s/ Benjamin J. Bochnowski	President, Chief Executive Officer (Principal Executive Officer) and Director	November 2, 2021
Benjamin J. Bochnowski

/s/ Peymon S. Torabi	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2021
Peymon S. Torabi

/s/ David A. Bochnowski*	Executive Chairman of the Board	November 2, 2021
David A. Bochnowski

/s/ Edward J. Furticella*	Director	November 2, 2021
Edward J. Furticella

/s/ Joel Gorelick*	Director	November 2, 2021
Joel Gorelick

/s/ Kenneth V. Krupinski*	Director	November 2, 2021
Kenneth V. Krupinski

/s/ Anthony M. Puntillo*	Director	November 2, 2021
Anthony M. Puntillo

/s/ James L. Wieser*	Director	November 2, 2021
James L. Wieser

/s/ Donald P. Fesko*	Director	November 2, 2021
Donald P. Fesko

/s/ Amy W. Han*	Director	November 2, 2021
Amy W. Han

/s/ Danette Garza*	Director	November 2, 2021
Danette Garza

/s/ Robert E. Johnson, III*	Director	November 2, 2021
Robert E. Johnson, III
By:	/s/ Peymon S. Torabi
Peymon S. Torabi
Attorney-in-Fact
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